SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2014

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Santander, S.A.

INCORPORATION BY REFERENCE

Items 1 and 2 of this report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-3 (Registration Number: 333-185153) of

Banco Santander, S.A. and to be a part thereof from the date on which this report is filed,

to the extent not superseded by documents or reports subsequently filed or furnished.

Item
1	Press release regarding January-June 2014 results.	1

2	Financial Report January–June 2014

3	Analysts presentation for January–June 2014 results.

Press release

2014 FIRST HALF RESULTS

Santander made a profit of EUR 2.756 billion, 22% more than the first half of 2013

Compared with the previous quarter, commercial revenues increased 5%, costs grew only 1% and provisions were down 2%.

•	BUSINESS. The recovery in lending continued, as loans rose by EUR 22,924 million, to EUR 734,363 million, up 3% compared with December 2013. Deposits and mutual funds stood at EUR 737,500 million, having grown by EUR 25,696 million, or 4%, since the end of 2013. Current accounts grew 6%, what means EUR 18,045 million more.

•	NPLs. The Group’s non-performing loan ratio dropped for a second consecutive quarter, to 5.45%. In Spain, there was a change of direction and the NPL ratio stands at 7.59% with a significant decrease in new NPLs both for corporate and retail customers.

•	LIQUIDITY. The loan-to-deposit ratio was 87% in Spain, meaning that there were more deposits than loans, and 114% for the Group.

•	CAPITAL. The capital ratio stands at 12.1%, with core capital at 10.9%, up 0.15 percentage point thanks to organic capital generation during the quarter.

•	DIVERSIFICATION. Europe accounted for 52% of Group profit (the U.K. 20%, Spain 13%, Poland 6% and Germany 5%), Latin America 39% (Brazil 19%, Mexico 8% and Chile 7%) and the U.S. 9%.

•	Spain: Attributable profit was EUR 513 million (up 79% compared with the first half of 2013). Basic revenues grew 3% year-on-year and costs fell 7%. The change of trend in lending was confirmed, with loans up 2% since December at EUR 165,313 million. Customer funds under management (deposits and mutual funds) increased 3% in the first half to EUR 219,893 million, while current accounts grow 6%.

•	U.K.: Attributable profit was EUR 775 million (636 million pounds, up 54% from the first half of 2013). Basic revenues increased 15% and there was a significant increase in current accounts (up 65%) and lending to companies (up 10%), which grow for a third year in a row.

•	Brazil: Attributable profit was EUR 758 million (BRL 2,385 million, down 3% from the first half of 2013). The second quarter was very similar to the first throughout the P&L. Loans rose 4% and customer funds 14% year-on-year.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email: comunicacionbancosantander@gruposantander.com	1

Madrid, July 31, 2014. Banco Santander made an attributable profit of EUR 2.756 billion in the first half of 2014, an increase of 22% compared with the same half last year. Banco Santander’s chairman, Emilio Botín, said: “Performance in the first half of 2014 proves that Santander is on track to return to pre-crisis profit levels. The Group’s geographic diversification has played a key role.”

Second quarter profit was EUR 1.453 billion, the highest in the last two years, and does not include net capital gains from the sale of 85% of Altamira (EUR 385 million), Santander Consumer USA’s IPO (EUR 730 million) or EUR 220 million from excess provisioning of pension funds in the U.K. These capital gains have no impact on profit as they have been set aside to cover restructuring costs, amortisation of intangibles and other write-downs by an equivalent amount.

The improvement in earnings is the result of an increase in revenues, practically flat costs and a fall in NPL provisions. This is in a context of business growth, both in loans and customer funds, a falling non-performing loan rate, after seven years of consistent rises, an increase in the coverage rate and high solvency and liquidity ratios.

Grupo Santander Results

In short, higher profit in the quarter due to higher commercial revenues, costs control and lower cost of credit

	2Q’14	Var. / 1Q’14		1H’14	Var. / 1H’13
EUR million		%	%*		%	%*
NII + fee income	9,773	4.8	2.9	19,095	-2.2	6.9
Gross income	10,488	3.6	1.8	20,611	-4.4	4.0
Operating expenses	-4,906	1.2	-0.3	-9,753	-4.0	2.9
Net operating income	5,582	5.8	3.7	10,858	-4.9	4.9
Loan-loss provisions	-2,638	-2.1	-4.1	-5,333	-18.5	-10.9
PBT	2,435	13.3	11.1	4,584	16.0	31.8
Attributable profit	1,453	11.6	9.5	2,756	22.2	40.1

(*)	Variations excluding fx impact

Note 1: Net capital gains of Altamira (EUR 385 mill.), SCUSA (EUR 730 mill.) and excess provisioning of pension funds in the U.K. (EUR 220 mill.) had no impact on profit. A fund was established for restructuring costs (EUR 744 mill.), and intangible assets impairment (EUR 512 mill.) and other provisions (EUR 79 mill.) made.

Note 2: 2Q’14 profit does not include the net capital gains expected from the announced transactions of Custody (EUR 410 mill.) and Insurance (EUR 250 mill.). Both transactions are expected to be closed in 2H’14.

Results

This quarter’s results are set against a backdrop of incipient recovery and very low interest rates in some of the Group’s core currencies, such as the euro, the pound and the dollar. The depreciation of the main Latin American currencies and the dollar eased in the second quarter of this year, but they are still trading far below the exchange rates of the first half of 2013. In fact, if exchange rates had not changed compared with the same period last year, net profit would have risen 40% instead of 22%.

The improvement in profit is noticeable from the top of the P&L. Net interest income was EUR 7,370 million, the highest in the last seven quarters and an increase of 5% compared with the first quarter. Santander’s basic revenues (net interest income plus fee income) were EUR 19,095 million, down 2% but up 7% excluding the exchange rate effect.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email: comunicacionbancosantander@gruposantander.com	2

Costs were EUR 4,906 million in the second quarter, very similar to the first three months. In the first half, costs amounted to EUR 9,753 million, down 4%.

Net operating income (recurring operating profit) was EUR 5,582 million in the second quarter, an increase of 6% compared with the first. In the first half it was EUR 10,858 million, down 5% year-on-year (but up 5% excluding exchange rate differences).

The performance of revenues and costs led to an improvement in the cost-to-income ratio. In 2013, costs accounted for 48.0% of revenues, while in the first half they represented 0.7 point less, or 47.3%.

Loan loss provisions, the other item that weighs most on results, stood at EUR 2,638 million, the lowest in the last ten quarters and down 2% compared with the first quarter. In the first half, provisions fell 18% (-11% excluding the exchange rate effect), to EUR 5,333 million.

Emerging economies (Latin America and Poland) accounted for 45% of Group profit and mature markets contributed the rest. By country, the largest contribution came from the U.K. (20%), followed by Brazil (19%), Spain (13%), the U.S. (9%), Mexico (8%), Chile (7%), Poland (6%) and Germany (5%).

Balance sheet

Banco Santander had total assets of EUR 1.188 trillion at the end of June, an increase of 2% compared with the first quarter and down 4% from a year earlier. The balance sheet is well balanced with a loan portfolio the equivalent of 114% of deposits, which gives the bank a very comfortable liquidity position. Before the crisis, the ratio was 150%.

At the end of the first half, the loan portfolio was EUR 734,363 million, 3% more than in December 2013. This means that Grupo Santander increased lending by EUR 22,924 million in the first half. The recovery in mature economies played a key role as Spain and the U.K., which account for 57% of total Group loans, managed to consolidate the first quarter’s change of direction after several years of falling lending. All countries expanded their loan portfolios in the quarter, except Portugal, where lending fell 0.3%.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email: comunicacionbancosantander@gruposantander.com	3

In Spain, total loans stood at EUR 165,313 million, up 2%, or EUR 3,245 million, excluding repos, which are not really loans. This increase was mainly because of the corporate sector, where the bank achieved a 30% increase in new lending. In the first half, the bank has provided lending to companies for an amount of EUR 50,000 million through various instruments, such as loans and bonds, of which EUR 27,000 million correspond to the second quarter.

One of the Group’s main priorities is to grow in the SME segment. At the end of March, the bank launched Santander Advance, a global project which has been introduced in Spain first and will be extended to all the Group’s core markets before the end of 2015. Santander Advance provides financial products and a support programme to help SMEs grow, which includes advice on training, employment and international expansion.

In the first half, the bank set aside EUR 12,264 million in funding to the Advance segment, a similar amount to last year. There has been an increase in demand in June and July.

In the U.K., the loan portfolio was EUR 241,164 million at the end of June, an increase of 1% compared with the first quarter and with December 2013. Growth in corporate loans is particularly strong, up 10% year-on-year.

This performance has supported business diversification, reducing the weight of mortgages in the portfolio and increasing loans to companies, which already account for 12% of total lending. The bank has continued to open regional business centres focused on lending to SMEs and has also increased the number of managers that specialise in large corporates.

As to customer funds under management, deposits and mutual funds stood at EUR 737,500 million, an increase of 4% or EUR 25,696 million. Deposits came in at EUR 617,761 million and mutual funds at EUR 119,739 million, after posting first half growth of 2% and 15%, respectively.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email: comunicacionbancosantander@gruposantander.com	4

Current accounts, which represent more than half of total deposits, show a positive performance in the Group’s ten core markets. The balance of current accounts amounted to EUR 323,728 million at the end of June, an increase of 6% compared to the end of December, meaning that in six months the bank has captured EUR 18,045 million in current accounts. The current account is a core product in the bank’s strategy of increasing customer loyalty, as customers use it to do most of their transactions.

In Spain, total customer funds (deposits and mutual funds) totalled EUR 219,893 million at the end of June, up 3% in the last six months. An important part of this improvement is due to the increase of over 6% in current account from the private sector, what means capturing EUR 4,692 million in a single semester.

In the U.K., total customer funds stood at EUR 203,172 million at the end of June, an increase of 1% from December 2013. The improvement is mainly the result of current account growth: balances rose by nearly EUR 9,000 million in the last six months.

The Santander Select segment, which is part of the Group’s global personal banking strategy, plays a key role in capturing customer funds. In 2013, Santander Select was introduced in Spain, U.K., Brazil, Mexico, Chile and Argentina. This year it was extended to Portugal and the United States, and, in the next few months, it will be available in the remaining countries.

The Group’s NPL ratio was 5.45%, down 0.07 point from the previous quarter, consolidating the fall seen in the first quarter, which was the first since the start of the international financial crisis in August 2007. At the same time, the coverage ratio improved one percentage point to 67%.

In Spain, the NPL ratio fell for the first time since the crisis began, dropping from 7.61% to 7.59%. It also declined in countries such as Mexico, Chile or Portugal. In Santander Portugal, the NPL ratio was 8.16%, registering a fall for the first time since September 2009. The Group’s unit in Portugal has the system’s best credit rating and is the only local bank generating a profit during the crisis. In the U.K., Brazil and the U.S. there was a slight increase compared with the previous quarter, but NPL ratios are still down year-on-year.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email: comunicacionbancosantander@gruposantander.com	5

Moving on to capital ratios, Banco Santander’s computable capital stood at EUR 87,035 million at the end of June, EUR 3,833 million more than a year earlier. The bank’s capital ratio stood at 12.1%, with a core capital (CET1) ratio of 10.9%. In the first quarter of 2014, Santander issued its first contingent convertible bonds (cocos) for EUR 1,500 million. Another issue in the second quarter raised a further US$ 1,500 million.

Banco Santander has a market capitalisation of around EUR 90,000 million, which makes it the leading bank in the euro zone and tenth in the world. Santander has 3,279,897 shareholders and 183,648 employees serving 107 million customers in 13,225 branches.

More information in www.santander.com

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email: comunicacionbancosantander@gruposantander.com	6

Preliminary note:

In order to facilitate the following comparative analysis, the financial information of previous periods has been re-expressed (not audited), as set out on page 22 of this report. The changes were mainly due to taking control of Santander Consumer USA, in 2014, and the loss of control of the fund management companies in 2013, as if they had been effective in the previously presented periods.

Non recurring capital gains and provisions are shown separately as “net capital gains and provisions”.

KEY CONSOLIDATED DATA

BALANCE SHEET (EUR million)	Jun’14	Mar’14	(%)	Jun’14	Jun’13	(%)	2013
Total assets	1,188,043	1,168,718	1.7	1,188,043	1,239,415	(4.1)	1,134,003
Net customer loans	706,899	694,595	1.8	706,899	715,023	(1.1)	684,690
Customer deposits	617,761	620,135	(0.4)	617,761	644,934	(4.2)	607,836
Managed and marketed customer funds	982,494	966,704	1.6	982,494	991,774	(0.9)	946,210
Shareholders’ equity	87,035	85,631	1.6	87,035	83,202	4.6	84,302
Total managed and marketed funds	1,342,238	1,313,014	2.2	1,342,238	1,371,542	(2.1)	1,269,917

INCOME STATEMENT* (EUR million)	2Q’14	1Q’14	(%)	1H’14	1H’13	(%)	2013
Net interest income	7,370	6,992	5.4	14,362	14,544	(1.3)	28,419
Gross income	10,488	10,124	3.6	20,611	21,570	(4.4)	41,931
Pre-provision profit (net operating income)	5,582	5,277	5.8	10,858	11,414	(4.9)	21,773
Profit before taxes	2,435	2,149	13.3	4,584	3,953	16.0	7,637
Attributable profit to the Group	1,453	1,303	11.6	2,756	2,255	22.2	4,370

(*).-	Variations w/o exchange rate
Quarterly: Net interest income: +3.3%; Gross income: +1.8%; Pre-provision profit: +3.7%; Attributable profit: +9.5%
Year-on-year: Net interest income: +8.2%; Gross income: +4.0%; Pre-provision profit: +4.9%; Attributable profit: +40.1%

EPS, PROFITABILITY AND EFFICIENCY (%)	2Q’14	1Q’14	(%)	1H’14	1H’13	(%)	2013
EPS (euro)	0.122	0.113	7.7	0.236	0.214	10.2	0.403
ROE	6.90	6.24		6.58	5.60		5.42
ROTE	10.03	9.00		9.52	8.21		7.87
ROA	0.60	0.55		0.57	0.46		0.45
RoRWA**	1.28	1.19		1.23
Efficiency ratio (with amortisations)	46.78	47.88		47.32	47.08		48.07

SOLVENCY AND NPL RATIOS (%)	Jun’14	Mar’14	(%)	Jun’14	Jun’13	(%)	2013
CET1**	10.92	10.77		10.92
NPL ratio	5.45	5.52		5.45	5.15		5.61
Coverage ratio	66.7	66.3		66.7	69.7		64.9

MARKET CAPITALISATION AND SHARES (%)	Jun’14	Mar’14	(%)	Jun’14	Jun’13	(%)	2013
Shares (million at period-end)	11,778	11,561	1.9	11,778	10,810	9.0	11,333
Share price (euros)	7.630	6.921	10.2	7.630	4.902	55.7	6.506
Market capitalisation (EUR million)	89,867	80,014	12.3	89,867	52,989	69.6	73,735
Book value (euro)	7.40	7.41		7.40	7.71		7.44
Price / Book value (X)	1.03	0.93		1.03	0.64		0.87
P/E ratio (X)	16.20	15.26		16.20	11.46		16.13

OTHER DATA (%)	Jun’14	Mar’14	(%)	Jun’14	Jun’13	(%)	2013
Number of shareholders	3,279,897	3,299,097	(0.6)	3,279,897	3,292,650	(0.4)	3,299,026
Number of employees	183,648	185,165	(0.8)	183,648	189,920	(3.3)	186,540
Number of branches	13,225	13,735	(3.7)	13,225	14,680	(9.9)	13,927

(**)	Considering Spanish regulation homogeneous with European one regarding intangible assets. March 2014 data under the same criteria.
Note:	The financial information in this report has not been audited, but it was approved by the Board of Directors at its meeting on July, 24 2014, following a favourable report from the Audit Committee on July, 22 2014.

JANUARY - JUNE

FINANCIAL REPORT

Santander

2014 January - June

FINANCIAL REPORT

Santander

a bank for your ideas

3	Key consolidated data

4	Highlights of the period

6	General background

7	Consolidated financial report

7	Income statement

11	Balance sheet

18	Risk management

21	The Santander share

22	Information by principal segments

24	Continental Europe

35	United Kingdom

38	Latin America

50	United States

53	Corporate Activities

55	Information by secondary segments

55	Retail Banking

57	Global Wholesale Banking

59	Private Banking, Asset Management and Insurance

61	Corporate Governance

62	Significant events in the quarter and subsequent ones

63	Corporate social responsibility

At Banco Santander, we take advantage of new communication technologies and the social networks to improve dialogue with our stakeholders.

Preliminary note:

In order to facilitate the following comparative analysis, the financial information of previous periods has been re-expressed (not audited), as set out on page 22 of this report. The changes were mainly due to taking control of Santander Consumer USA, in 2014, and the loss of control of the fund management companies in 2013, as if they had been effective in the previously presented periods.

Non recurring capital gains and provisions are shown separately as “net capital gains and provisions”.

KEY CONSOLIDATED DATA

BALANCE SHEET (EUR million)	Jun’14	Mar’14	(%)	Jun’14	Jun’13	(%)	2013
Total assets	1,188,043	1,168,718	1.7	1,188,043	1,239,415	(4.1)	1,134,003
Net customer loans	706,899	694,595	1.8	706,899	715,023	(1.1)	684,690
Customer deposits	617,761	620,135	(0.4)	617,761	644,934	(4.2)	607,836
Managed and marketed customer funds	982,494	966,704	1.6	982,494	991,774	(0.9)	946,210
Shareholders’ equity	87,035	85,631	1.6	87,035	83,202	4.6	84,302
Total managed and marketed funds	1,342,238	1,313,014	2.2	1,342,238	1,371,542	(2.1)	1,269,917

INCOME STATEMENT* (EUR million)	2Q’14	1Q’14	(%)	1H’14	1H’13	(%)	2013
Net interest income	7,370	6,992	5.4	14,362	14,544	(1.3)	28,419
Gross income	10,488	10,124	3.6	20,611	21,570	(4.4)	41,931
Pre-provision profit (net operating income)	5,582	5,277	5.8	10,858	11,414	(4.9)	21,773
Profit before taxes	2,435	2,149	13.3	4,584	3,953	16.0	7,637
Attributable profit to the Group	1,453	1,303	11.6	2,756	2,255	22.2	4,370

(*).-	Variations w/o exchange rate
Quarterly: Net interest income: +3.3%; Gross income: +1.8%; Pre-provision profit: +3.7%; Attributable profit: +9.5%
Year-on-year: Net interest income: +8.2%; Gross income: +4.0%; Pre-provision profit: +4.9%; Attributable profit: +40.1%

EPS, PROFITABILITY AND EFFICIENCY (%)	2Q’14	1Q’14	(%)	1H’14	1H’13	(%)	2013
EPS (euro)	0.122	0.113	7.7	0.236	0.214	10.2	0.403
ROE	6.90	6.24		6.58	5.60		5.42
ROTE	10.03	9.00		9.52	8.21		7.87
ROA	0.60	0.55		0.57	0.46		0.45
RoRWA**	1.28	1.19		1.23
Efficiency ratio (with amortisations)	46.78	47.88		47.32	47.08		48.07

SOLVENCY AND NPL RATIOS (%)	Jun’14	Mar’14	(%)	Jun’14	Jun’13	(%)	2013
CET1**	10.92	10.77		10.92
NPL ratio	5.45	5.52		5.45	5.15		5.61
Coverage ratio	66.7	66.3		66.7	69.7		64.9

MARKET CAPITALISATION AND SHARES (%)	Jun’14	Mar’14	(%)	Jun’14	Jun’13	(%)	2013
Shares (million at period-end)	11,778	11,561	1.9	11,778	10,810	9.0	11,333
Share price (euros)	7.630	6.921	10.2	7.630	4.902	55.7	6.506
Market capitalisation (EUR million)	89,867	80,014	12.3	89,867	52,989	69.6	73,735
Book value (euro)	7.40	7.41		7.40	7.71		7.44
Price / Book value (X)	1.03	0.93		1.03	0.64		0.87
P/E ratio (X)	16.20	15.26		16.20	11.46		16.13

OTHER DATA (%)	Jun’14	Mar’14	(%)	Jun’14	Jun’13	(%)	2013
Number of shareholders	3,279,897	3,299,097	(0.6)	3,279,897	3,292,650	(0.4)	3,299,026
Number of employees	183,648	185,165	(0.8)	183,648	189,920	(3.3)	186,540
Number of branches	13,225	13,735	(3.7)	13,225	14,680	(9.9)	13,927

(**)	Considering Spanish regulation homogeneous with European one regarding intangible assets. March 2014 data under the same criteria.

Note:	The financial information in this report has not been audited, but it was approved by the Board of Directors at its meeting on July, 24 2014, following a favourable report from the Audit Committee on July, 22 2014.

JANUARY - JUNE

4	FINANCIAL REPORT 2014	HIGHLIGHTS OF THE PERIOD

è	Income statement: (more detail on pages 7—10)

•	The second quarter attributable profit of EUR 1,453 million was the highest of the last nine quarters and underscores the new cycle of higher profits and profitability begun by the Group.

•	Profit was 11.6% higher than the first quarter’s, fuelled by the improvement in all the main P&L lines: improved customer business, reflected in higher net interest income and fee income, control of costs and reduced provisions.

•	The attributable profit for the first half of 2014 was EUR 2,756 million, up 22.2% year-on.year, affected by the negative impact of exchange rates. Excluding this, the increase was 40.1%, as follows:

•	Gross income rose 4.0% and its quality improved as 93% of the increase came from net interest income and net fee income (90% in the first half of 2013). This was due to good management of volumes and spreads and boosting transactions and linkage.

•	Operating expenses increased 2.9% due to the net result between higher costs for business development and commercial transformation in some countries such as Mexico, the UK and US, and obtaining synergies in others. Of note among the latter were Spain and Poland.

•	Provisions were 10.9% lower, with falls in all countries and particularly in Brazil and Spain. The Group’s cost of credit improved from 2.14% in the first half of 2013 to 1.56% a year later.

•	The Group recorded various capital gains and provisions in the first half considered as non-recurring. To facilitate the comparisons of the various P&L lines with previous periods, all these operations have been incorporated into “Net capital gains and provisions”. Their net amount is zero and so there is no impact on the first half profit.

è	Strong balance sheet: (more detail on pages 11—20)

•	The Common Equity Tier 1 (CET1) ratio phase-in was 10.9% at the end of June, and total capital ratio 12.1%, well above the minimum requirement of 8%. The leverage ratio (equity/assets according to CRD IV) was 4.5%.

•	The Group’s liquidity ratio (net loan-to-deposit ratio) remained at a very comfortable level of 114% at the end of June. Spain’s ratio was 87%.

•	Volumes reflect the different moment of the countries’ macroeconomic environment and the Group’s various strategies in each of them. Emerging countries’ lending and deposits plus mutual funds were 8% and 12% higher, respectively, than in June 2013. Although mature countries dropped 1% in both cases, as a result of deleveraging in some countries and the strategy of cutting the cost of funds, the trend improved in recent months: +2% in loans and funds since the end of 2013 (excluding the exchange rate impact).

•	The Group’s NPL ratio stood at 5.45% and coverage was 67%. Both were better over March 2014 and the end of 2013.

•	Of note in the second quarter was the good performance in entries of NPLs, consolidating the decline shown in the first quarter. They were 52% lower than June 2013.

è	Commercial strategy: (more detail on page 55)

•	The ongoing programme to transform Retail Banking was begun in 2013. Some of its main initiatives are:

•	Launch of Santander Advance: this is an innovative value proposal to support the growth of SMEs. After the launch in Spain, it is being rolled out in Mexico, Brazil, the UK and Portugal this year and in the rest of countries in 2015. New lending and the capturing of clients improved in the first two months, while more than 3,000 SMEs and micro firms took part in non-financial activities.

•	Launch of Santander Trade Club, enabling exporters and importers to get to know one another, interact and be connected in order to generate new international business opportunities. The Pasaporte service was also launched.

•	Santander Select established in all countries. After its implementation in Spain, UK, Mexico, Chile, Argentina and Brazil in 2013 and in Portugal and the US in the first half of 2014, it will be launched in the rest of the Group’s countries during the rest of the year.

è	The Santander share: (more detail on page 21)

•	The share price at the end of June was EUR 7.630 (+10.2% in the quarter and +55.7% y-o-y). The total shareholders’ return, including the dividend remuneration, was 71.3% in the last 12 months.

•	In April, and under the Santander Dividendo Elección programme (scrip dividend), shareholders were able to opt to receive in cash or in shares the amount equivalent to the fourth dividend for 2013 (EUR 0.149 per share). The total remuneration for 2013 was EUR 0.604.

•	In July, shareholders can opt to receive the amount equivalent to the first dividend for 2014 (EUR 0.15) in cash or shares. The second option was chosen by 87.4% of capital.

JANUARY - JUNE

HIGHLIGHTS OF THE PERIOD	FINANCIAL REPORT 2014	5

è	Business areas: (more detail on pages 22—60)

•	Continental Europe: attributable profit of EUR 499 million in the second quarter, 7.8% more than the first quarter, due to net interest income (+4.5%), control of costs (-1.5%) and lower provisions (-2.6%). The first half profit was EUR 962 million, 74.7% more than the same period of 2013 and with a similar evolution to that in the second quarter.

•	United Kingdom: attributable profit of £325 million, 4.6% more than in the first quarter. Net interest income grew for the sixth quarter running (+3.1%), costs were virtually unchanged (-0.5%) and provisions 28.8% lower. The first half profit was £636 million (+53.6% y-o-y).

•	Latin America: second quarter attributable profit of EUR 800 million, 9.6% more than the first quarter (excluding the forex impact). Gross income rose 1.7%, thanks to net interest income and fee income, moderation in costs (+0.6%, partly due to salary agreements) and lower provisions (-0.9%, due to Brazil). First half profit was 0.7% lower at EUR 1,512 million, due to a higher tax charge. Pre-tax profit increased 5.3%.

•	United States: second quarter attributable profit of $272 million, 25.8% more than the first quarter. Gross income (+4.2%), due to net interest income and fee income, stable costs (-0.5%) and lower provisions (-8.6%) because of reduced needs at SCUSA. The first half profit was $488 million, 21.8% less year-on-year, due to greater provisions at SCUSA linked to more new lending.

è	Other significant events: (more detail on page 62)

•	During the second quarter and the time elapsed until the release of this report, the following events occurred, with a possible impact on the Group’s activity and business:

•	Offer to acquire the minority interests of Banco Santander Brazil.

•	Issuance of additional Tier 1 capital.

•	Alliance with Warburg Pincus in custody business.

•	Agreement to acquire GE Capital’s consumer finance business in the Nordic countries.

•	Alliance to develop Santander Consumer Finance’s insurance business.

•	Agreement signed with Banque PSA Finance to develop auto finance in 11 countries.

JANUARY - JUNE

6	FINANCIAL REPORT 2014	GENERAL BACKGROUND

General background

Grupo Santander conducted its business during the second quarter in a more favourable economic environment, particularly in developed countries. The recovery is firmly underway in Europe, in the US the impact of the bad weather that affected activity at the start of the year has been overcome and the UK economic upturn continues to strengthen. On the other hand, signs of slowdown continued in emerging economies.

The bad weather in the US caused GDP to decline at an annualized rate of 2.9% in the first quarter, more than expected. The second quarter points to a recovery, backed by the improvement in the jobs market, business and consumer confidence, and the good financial situation of the private sector which is also benefiting from easier access to credit. As a result of lower inflation and a lack of deflationary fears, the Federal Reserve continued the tapering of its signature stimulus programme (buying bonds in markets), although it announced it would hold its interest rates for a prolonged period.

Latin American economies continued to grow moderately, reflecting the Fed’s tapering of its quantitative easing policy and the signs of slowdown in China, although this varied from country to country.

Brazil’s GDP grew 1.9% year-on-year in the first quarter. The labour market is still firm, with the jobless rate close to an historic low. The rate in April was 4.9%. The central bank’s Selic stood at 11% (+25 b.p. in April, +100 b.p. since the beginning of the year and +300 b.p. in the last 12 months). These hikes should help to contain inflation, which was 6.52% in June and in the upper end of the target range (6.5%).

The Mexican economy recovered in the first quarter (+1.8% year-on-year against +0.7% in the fourth quarter), although limited by the one-off shrinkage of the US economy in the first quarter. Expectations, however, of a gradual strengthening during 2014 and 2015 remained, driven by investment and structural reforms. With inflation under control, the Bank of Mexico cut its benchmark rate by 50 b.p. to 3% in June, which will also spur growth. The peso remained basically stable against the dollar and the euro during the first half of 2014.

The Chilean economy, in the process of cyclical adjustment, grew at a faster pace of 2.6% in the first quarter, a rate higher than the average of the region but still distant from its potential rate, which it is expected to reach in 2015. With medium-term inflation anchored at around 3%, the central bank cut its benchmark rate by 25 b.p. to 3.75% since March (-125 b.p. since September 2013), in order to spur growth. The peso recovered part of the depreciation so far this year.

The euro zone continued to recover. GDP growth, however, was still moderate in the first quarter (+0.2% and +0.9% year-on-year), but it is expected to gather pace. Varied performance by country, with strong growth in Germany and Spain, and very low growth in France, Italy and Portugal.

With inflation still low, the European Central Bank cut its benchmark rate by 10 b.p. to 0.15% and took additional monetary policy measures. Of note was the new scheme of longer-term liquidity injections conditioned on new lending (TLTRO), which enabled a further softening of monetary conditions, and brought the euro lower against the dollar.

Germany continued to lead the area’s growth (+0.8% in the first quarter over the fourth quarter of 2013), backed by private consumption (+0.7%) and gross capital formation (+3.2%).

Spain continued to grow at a faster pace in the first quarter (+0.4%, up from +0.2% in the fourth quarter), a trend that is expected to continue and one backed by stronger domestic demand and private consumption. The acceleration in net job creation (as shown in the rise in social security contributors) will contribute to this, and also better financial conditions for the private sector (already shown in surveys on access to credit and flows of credit).

Portugal (-0.6% in the first quarter; +1.3% year-on-year) maintained the favourable dynamics of domestic demand, particularly in investing, which was reflected in the lower jobless rate.

The UK economy continued to strengthen in the first half. GDP growth was 0.8% in the first two quarters and business activity continued to be strong. The Bank of England appeared to be indicating a gradual rise in interest rates. The weak performance of prices and salaries is enabling the Bank of England to analyse the evolution of indicators to choose the best moment.

Poland continued on an upswing; the economy grew 3.4% year-on-year in the first quarter, fuelled by fixed investment and consumption more than exports. The second quarter indicators remained strong and the jobs market continued to improve. With low and declining inflation, the central bank held its benchmark rate at 2.5% and the zloty was stable against the euro.

■  EXCHANGE RATES: PARITY 1 EURO / CURRENCY PARITY

	Average (income statement)		Period-end (balance sheet)
	1H’14	1H’13	30.06.14	31.12.13	30.06.13
US$	1.370	1.313	1.366	1.379	1.308
Pound sterling	0.821	0.851	0.802	0.834	0.857
Brazilian real	3.146	2.664	3.000	3.258	2.890
Mexican peso	17.972	16.471	17.712	18.073	17.041
Chilean peso	757.663	628.016	754.058	724.579	661.521
Argentine peso	10.688	6.725	11.106	8.990	7.032
Polish zloty	4.175	4.176	4.157	4.154	4.338

JANUARY - JUNE

CONSOLIDATED FINANCIAL REPORT	FINANCIAL REPORT 2014	7

■ GRUPO SANTANDER. INCOME STATEMENT

è	Second quarter attributable profit of EUR 1,453 million, the highest in the last nine quarters.

•	It is 11.6% more than the first quarter, due to greater revenues and lower provisions.

è	The first half profit was 22.2% higher year-on-year, at EUR 2,756 million, hit by exchange rates. Excluding this, rose 40.1%, as follows:

•	Gross income increased 4.0% and is of better quality (93% comes from net interest income and fee income, +8.2% and +3.2%, respectively).

•	Operating expenses rose 2.9% due to business development and transformation, mainly in Mexico, UK and the US. The impact of synergies is reflected in Spain and Poland (-7% and -1%, respectively).

•	Loan-loss provisions were 10.9% lower. Of note were the falls in Brazil, Spain, the UK and Portugal. The cost of credit improved from 2.14% to 1.56% a year later.

The results underscored the new cycle of higher profits and profitability begun by the Group. The second quarter attributable profit of EUR 1,453 million was the highest of the last nine quarters (+38.3% more than the same period of 2013 and 11.6% above the first quarter of 2014).

The increase over the first quarter was due to the favourable evolution of the main P&L lines: improved customer business reflected in higher net interest income and fee income, control of costs and reduced provisions.

Exchange rates had a positive impact on the Group of two percentage points: +2 p.p. in the UK; +3 p.p. Latin America (+6 p.p. Brazil; +2 p.p. Mexico; -1 p.p. Chile; -7 p.p. Argentina). There was hardly any impact on the US.

In order to better analyse the Group’s evolution in the second quarter, the changes set out below do not include the impact of exchange rates:

Gross income increased 1.8%, as follows:

•	Net interest income increased 3.3% and was the highest of the last eight quarters, with growth in most of the Group’s units. Fee income rose 1.4%.

■ INCOME STATEMENT (EUR million)

			Variation				Variation
	2Q’14	1Q’14%		% w/o FX	1H’14	1H’13%		% w/o FX
Net interest income	7,370	6,992	5.4	3.3	14,362	14,544	(1.3)	8.2
Net fees	2,403	2,331	3.1	1.4	4,733	4,977	(4.9)	3.2
Gains (losses) on financial transactions	511	767	(33.3)	(33.4)	1,278	1,848	(30.9)	(27.7)
Other operating income	204	34	499.0	494.6	238	200	19.0	20.8
Dividends	220	31	597.5	597.0	251	204	22.9	25.9
Income from equity-accounted method	42	65	(35.4)	(38.4)	108	124	(12.9)	2.4
Other operating income/expenses	(58)	(63)	(7.8)	(10.8)	(121)	(128)	(5.6)	12.3
Gross income	10,488	10,124	3.6	1.8	20,611	21,570	(4.4)	4.0
Operating expenses	(4,906)	(4,847)	1.2	(0.3)	(9,753)	(10,155)	(4.0)	2.9
General administrative expenses	(4,360)	(4,256)	2.4	0.9	(8,616)	(8,982)	(4.1)	2.9
Personnel	(2,515)	(2,455)	2.5	1.0	(4,970)	(5,238)	(5.1)	1.5
Other general administrative expenses	(1,844)	(1,801)	2.4	0.8	(3,646)	(3,744)	(2.6)	4.9
Depreciation and amortisation	(546)	(590)	(7.5)	(8.9)	(1,137)	(1,173)	(3.1)	3.0
Net operating income	5,582	5,277	5.8	3.7	10,858	11,414	(4.9)	4.9
Net loan-loss provisions	(2,638)	(2,695)	(2.1)	(4.1)	(5,333)	(6,541)	(18.5)	(10.9)
Impairment losses on other assets	(71)	(87)	(18.7)	(19.0)	(157)	(237)	(33.5)	(32.5)
Other income	(438)	(347)	26.3	23.6	(784)	(684)	14.6	20.0
Ordinary profit before taxes	2,435	2,149	13.3	11.1	4,584	3,953	16.0	31.8
Tax on profit	(664)	(569)	16.6	14.3	(1,233)	(1,030)	19.7	34.9
Ordinary profit from continuing operations	1,771	1,579	12.1	10.0	3,351	2,922	14.7	30.7
Net profit from discontinued operations	(0)	(0)	1.6	1.9	(0)	(14)	(98.2)	(98.3)
Ordinary consolidated profit	1,771	1,579	12.1	10.0	3,350	2,908	15.2	31.4
Minority interests	318	277	14.9	12.4	594	653	(9.0)	2.1
Ordinary attributable profit to the Group	1,453	1,303	11.6	9.5	2,756	2,255	22.2	40.1
Net capital gains and provisions	—	—	—	—	—	—	—	—
Attributable profit to the Group	1,453	1,303	11.6	9.5	2,756	2,255	22.2	40.1
EPS (euros)	0.122	0.113	7.7		0.236	0.214	10.2
Diluted EPS (euros)	0.122	0.113	7.7		0.235	0.213	10.5
Pro memoria:
Average total assets	1,179,715	1,155,326	2.1		1,167,350	1,266,263	(7.8)
Average shareholders’ equity	84,224	83,460	0.9		83,772	80,516	4.0

JANUARY - JUNE

8	FINANCIAL REPORT 2014	CONSOLIDATED FINANCIAL REPORT

■ QUARTERLY INCOME STATEMENT (EUR million)

	1Q’13	2Q’13	3Q’13	4Q’13	1Q’14	2Q’14
Net interest income	7,206	7,339	6,944	6,930	6,992	7,370
Net fees	2,484	2,494	2,300	2,345	2,331	2,403
Gains (losses) on financial transactions	967	880	995	653	767	511
Other operating income	66	134	94	100	34	204
Dividends	59	145	72	102	31	220
Income from equity-accounted method	66	58	80	79	65	42
Other operating income/expenses	(59)	(69)	(58)	(81)	(63)	(58)
Gross income	10,722	10,847	10,333	10,029	10,124	10,488
Operating expenses	(5,068)	(5,088)	(4,943)	(5,060)	(4,847)	(4,906)
General administrative expenses	(4,497)	(4,485)	(4,381)	(4,395)	(4,256)	(4,360)
Personnel	(2,631)	(2,606)	(2,478)	(2,559)	(2,455)	(2,515)
Other general administrative expenses	(1,865)	(1,879)	(1,902)	(1,836)	(1,801)	(1,844)
Depreciation and amortisation	(571)	(602)	(562)	(665)	(590)	(546)
Net operating income	5,655	5,760	5,390	4,968	5,277	5,582
Net loan-loss provisions	(3,142)	(3,399)	(3,025)	(2,774)	(2,695)	(2,638)
Impairment losses on other assets	(110)	(126)	(141)	(146)	(87)	(71)
Other income	(262)	(422)	(368)	(220)	(347)	(438)
Ordinary profit before taxes	2,141	1,812	1,856	1,828	2,149	2,435
Tax on profit	(577)	(453)	(518)	(526)	(569)	(664)
Ordinary profit from continuing operations	1,564	1,359	1,338	1,302	1,579	1,771
Net profit from discontinued operations	—	(14)	(0)	(1)	(0)	(0)
Ordinary consolidated profit	1,564	1,345	1,337	1,301	1,579	1,771
Minority interests	359	294	282	242	277	318
Ordinary attributable profit to the Group	1,205	1,050	1,055	1,060	1,303	1,453
Net capital gains and provisions	—	—	—	—	—	—
Attributable profit to the Group	1,205	1,050	1,055	1,060	1,303	1,453
EPS (euros)	0.116	0.098	0.096	0.094	0.113	0.122
Diluted EPS (euros)	0.115	0.098	0.095	0.094	0.113	0.122

•	The aggregate of net interest income and fee income was up 2.9%, with almost all units performing well.

•	In other revenues, dividends were seasonally high, income by the equity accounted method was lower and trading gains dropped 33.4% (the lowest level of the last two years). Trading gains represented just 5% of gross income, reflecting the latter’s high quality and sustainability.

Operating expenses fell 0.3% (falls in Spain and Santander Consumer offset the rises in Argentina and Chile). Net operating income was up 3.7% in the quarter.

Loan loss provisions declined 4.1% due to the UK, Spain (for the third and fourth consecutive quarters, respectively) and Brazil and the US.

Net operating income after provisions was 11.8% higher and attributable profit 9.5%.

The first half profit was 22.2% higher year-on-year at EUR 2,756 million (+40.1% excluding the forex impact).

To facilitate the comparisons of the various P&L lines with previous periods, non-recurring capital gains and provisions have been incorporated into “Net capital gains and provisions”.

The capital gains correspond to Altamira (EUR 385 million net), the stock market placement of SCUSA (EUR 730 million net) and the change in pension commitments in the UK (EUR 220 million).

JANUARY - JUNE

CONSOLIDATED FINANCIAL REPORT	FINANCIAL REPORT 2014	9

A fund of EUR 744 million was established for restructuring costs, impairment of intangible assets amounted to EUR 512 million and other provisions were EUR 79 million. The impact on profit was zero.

The exchange rate variations of various currencies against the euro had a negative impact on gross income and operating expenses in year-on-year terms of between 7 and 8 p.p. for the whole Group. The impact on the UK was positive (+4 p.p.) and negative for the US (-5 p.p.); Brazil (-15 p.p.); Mexico (-9 p.p.); Chile (-19 p.p.) and Argentina (-52 p.p.).

The performance of the income statement and comparisons with the first half of 2013 excluding the exchange rate impact was as follows.

Gross income was EUR 20,611 million, 4.0% higher year-on-year. By components:

•	Net interest income amounted to EUR 14,362 million (+8.2%), with a good performance by all units except for Brazil which declined 3.7% because of lower spreads from the change of mix. This fall was offset by the improved cost of credit, enabling net operating income after provisions to rise 11.3%.

Volumes continued to grow in Latin America, combined with the positive effect of the better evolution of units in mature markets since the beginning of the year. As regards spreads, positive impact of the strategy of reducing the cost of funds, particularly in Europe and the US. Spreads on loans performed better in mature countries, as in Latin America there is a change of mix toward lower risk products.

•	Net fee income was 3.2% higher at EUR 4,733 million, with a better performance of those from availability of credit lines (+18.9%), securities and custody (+24.3% and mutual funds (+9.0%), while those from claiming past-due debt were 21.3% lower.

•	The aggregate of net interest income and fee income increased 6.9% and represented 93% of the Group’s gross income (90% in the first half of 2013).

•	Other revenues: trading gains dropped 27.7%; dividend income increased 25.9%, income by the equity accounted method rose 2.4% and other operating income, including the contribution to the deposit guarantee fund, was EUR 121 million negative.

■ NET FEE INCOME

     EUR million

		Var (%)		Var (%)
	2Q’14	s/1Q’14	1H’14	s/1H’13
Fees from services	1,426	2.5	2,818	(6.6)
Mutual & pension funds	216	1.6	429	0.9
Securities and custody	214	15.4	400	18.1
Insurance	546	1.1	1,086	(9.2)
Net fee income	2,403	3.1	4,733	(4.9)

■ OPERATING EXPENSES

     EUR million

		Var (%)		Var (%)
	2Q’14	s/1Q’14	1H’14	s/1H’13
Personnel expenses	2,515	2.5	4,970	(5.1)
General expenses	1,844	2.4	3,646	(2.6)
Information technology	201	(17.2)	444	(6.0)
Communications	137	10.9	260	(16.2)
Advertising	176	41.1	301	3.6
Buildings and premises	442	(1.3)	890	(4.1)
Printed and office material	36	(2.3)	72	(14.3)
Taxes (other than profit tax)	115	5.6	224	(0.1)
Other expenses	737	2.8	1,455	1.4
Personnel and general expenses	4,360	2.4	8,616	(4.1)
Depreciation and amortisation	546	(7.5)	1,137	(3.1)
Total operating expenses	4,906	1.2	9,753	(4.0)

OPERATING MEANS

	Employees		Branches
	1H’14	1H’13	1H’14	1H’13
Continental Europe	56,297	60,415	5,638	6,774
o/w: Spain	25,465	28,859	3,609	4,612
Portugal	5,515	5,609	626	651
Poland	12,058	12,504	817	876
SCF	12,272	12,230	576	624
United Kingdom	25,902	25,647	1,071	1,190
Latin America	83,299	86,649	5,705	5,881
o/w: Brazil	47,205	51,383	3,449	3,697
Mexico	14,859	14,264	1,293	1,215
Chile	11,971	12,132	481	501
USA	15,594	14,642	811	835
Operating areas	181,092	187,353	13,225	14,680
Corporate Activities	2,556	2,567
Total Group	183,648	189,920	13,225	14,680

JANUARY - JUNE

10	FINANCIAL REPORT 2014	CONSOLIDATED FINANCIAL REPORT

Operating expenses increased 2.9%, with a varied performance by unit divided into three blocks:

•	A first block with units in processes of integration (Spain and Poland) or adjusting structures (Portugal). Their costs declined in nominal terms. Brazil’s expenses rose well below the country’s inflation rate (-5% in real terms), underscoring the effort to improve efficiency.

•	A second block in which the UK is combining investment in its business transformation plan with higher costs in line with inflation. SCF and Chile also rose, in line with inflation.

•	Lastly Mexico and Argentina’s costs rose because of expansion plans or business capacity improvements. Also the US (+9.2%) where Santander Bank’s franchise is being improved, strong growth at SCUSA and adapting to the new regulatory requirements.

■ NET LOAN-LOSS PROVISIONS (EUR million)

		Var (%)		Var (%)
	2Q’14	s/1Q’14	1H’14	s/1H’13
Non performing loans	2,709	(17.5)	5,993	(20.7)
Country-risk	(4)	—	(4)	—
Recovery of written-off assets	(67)	(88.7)	(656)	(35.7)
Total	2,638	(2.1)	5,333	(18.5)

Net operating income (pre-provision profit) was 4.9% higher at EUR 10,858 million.

Loan-loss provisions were EUR 5,333 million, 10.9% lower than the first half of 2013. Reduced provisions in Brazil, UK, Spain, Portugal, SCF and Chile and higher in Mexico, partly due to larger volumes, and in the US due to the greater requirement for provisions linked to SCUSA’s growth in lending, after the signing of the agreement with Chrysler.

Net operating income after provisions rose 26.6% year-on-year to EUR 5,525 million (+16.6% y-o-y in the first quarter).

Other asset impairment losses and other results were EUR 941 million negative, similar to the EUR 921 million in the first half of 2013.

Profit before tax was EUR 4,584 million and attributable profit EUR 2,756 million, after taxes and minority interests.

Earnings per share were EUR 0.236 in the first half compared to EUR 0.214 in the same period of 2013. The evolution was related to the rise in the number of shares associated with the scrip dividend, as this option was well received.

The Group’s ROE was 6.6% and return on tangible equity (ROTE, attributable profit/shareholders’ equity less goodwill) 9.5%. In both cases, the figures were better than for the whole of 2013 (5.4% and 7.9%, respectively).

JANUARY - JUNE

CONSOLIDATED FINANCIAL REPORT	FINANCIAL REPORT 2014	11

■   BALANCE SHEET (EUR million)

			Variation
	30.06.14	30.06.13	Amount	(%)	31.12.13
ASSETS
Cash on hand and deposits at central banks	83,877	81,673	2,204	2.7	77,103
Trading portfolio	130,773	169,729	(38,956)	(23.0)	115,309
Debt securities	54,115	51,275	2,840	5.5	40,841
Customer loans	1,637	13,776	(12,139)	(88.1)	5,079
Equities	9,399	5,090	4,309	84.6	4,967
Trading derivatives	64,335	91,437	(27,102)	(29.6)	58,920
Deposits from credit institutions	1,287	8,151	(6,864)	(84.2)	5,503
Other financial assets at fair value	30,421	40,118	(9,697)	(24.2)	31,441
Customer loans	11,031	14,389	(3,358)	(23.3)	13,255
Other (deposits at credit institutions, debt securities and equities)	19,390	25,728	(6,338)	(24.6)	18,185
Available-for-sale financial assets	90,637	105,661	(15,024)	(14.2)	83,799
Debt securities	85,773	100,855	(15,082)	(15.0)	79,844
Equities	4,864	4,805	59	1.2	3,955
Loans	755,264	746,773	8,491	1.1	731,420
Deposits at credit institutions	53,232	52,132	1,100	2.1	57,178
Customer loans	694,231	686,858	7,373	1.1	666,356
Debt securities	7,801	7,784	17	0.2	7,886
Investments	3,603	2,917	686	23.5	3,377
Intangible assets and property and equipment	19,739	17,445	2,294	13.1	18,137
Goodwill	26,663	24,913	1,750	7.0	24,263
Other	47,066	50,186	(3,120)	(6.2)	49,154
Total assets	1,188,043	1,239,415	(51,372)	(4.1)	1,134,003
LIABILITIES AND SHAREHOLDER’S EQUITY
Trading portfolio	96,621	139,906	(43,285)	(30.9)	94,695
Customer deposits	5,250	17,569	(12,319)	(70.1)	8,500
Marketable debt securities	—	1	(1)	(100.0)	1
Trading derivatives	64,255	89,937	(25,682)	(28.6)	58,910
Other	27,116	32,399	(5,283)	(16.3)	27,285
Other financial liabilities at fair value	50,446	54,779	(4,333)	(7.9)	42,311
Customer deposits	32,103	32,427	(324)	(1.0)	26,484
Marketable debt securities	3,864	6,154	(2,290)	(37.2)	4,086
Due to central banks and credit institutions	14,479	16,198	(1,719)	(10.6)	11,741
Financial liabilities at amortized cost	914,107	925,497	(11,390)	(1.2)	880,115
Due to central banks and credit institutions	104,111	103,360	751	0.7	92,390
Customer deposits	580,408	594,938	(14,530)	(2.4)	572,853
Marketable debt securities	187,631	192,441	(4,810)	(2.5)	182,234
Subordinated debt	19,043	16,118	2,925	18.1	16,139
Other financial liabilities	22,914	18,640	4,274	22.9	16,499
Insurance liabilities	1,602	1,091	511	46.9	1,430
Provisions	15,205	15,148	57	0.4	14,485
Other liability accounts	24,346	21,005	3,341	15.9	20,409
Total liabilities	1,102,327	1,157,425	(55,098)	(4.8)	1,053,444
Shareholders’ equity	87,035	83,202	3,833	4.6	84,740
Capital stock	5,889	5,405	484	9.0	5,667
Reserves	78,390	75,542	2,848	3.8	75,109
Attributable profit to the Group	2,756	2,255	501	22.2	4,370
Less: dividends	—	—	—	—	(406)
Equity adjustments by valuation	(11,857)	(11,903)	46	(0.4)	(14,152)
Minority interests	10,538	10,691	(153)	(1.4)	9,972
Total equity	85,716	81,990	3,726	4.5	80,559
Total liabilities and equity	1,188,043	1,239,415	(51,372)	(4.1)	1,134,003

JANUARY - JUNE

12	FINANCIAL REPORT 2014	CONSOLIDATED FINANCIAL REPORT

■  GRUPO SANTANDER. BALANCE SHEET

è	The Group’s activity reflects the strategy and the market context:

•	Lending in the quarter, underscored the changed of trend in Europe and the UK. Growth of 7% year-on-year in the US and 9% in Latin America at constant exchange rates.

•	Funds also increased in the second quarter, while maintaining the focus on cutting the cost of deposits and on marketing mutual funds (+20% year-on-year).

•	The Group’s net loan-to-deposit ratio remained at a very comfortable level of 114% in June.

è	Common equity Tier 1 (CET1) was 10.9% at the end of June, well above the minimum requirement. Tier 1 was 10.9% and the total capital ratio 12.1%.

è	The leverage ratio was 4.5%.

Total managed and marketed funds at the end of June amounted to EUR 1,342,240 million, of which EUR 1,188,045 million (89%) were on-balance sheet and the rest mutual and pension funds and managed portfolios.

At the aggregate level of the whole Group, and regarding the evolution of customer balances, the change in exchange rates of the main currencies in which the Group operates, had a positive impact of two p.p. and less than one p.p. in quarter-on-quarter and year-on-year comparisons, respectively. In some units the impact was very significant.

The appreciations against the euro over March 2014 were as follows: 4% for the Brazilian real, 3% for sterling, 2% for the Mexican peso and 1% for the dollar and the Chilean peso. The Polish zloty remained stable and the Argentine peso depreciated 1%.

Compared to June 2013, sterling and the zloty appreciated 7% and 4%, respectively, and other currencies depreciated (4% the dollar, the Brazilian real and the Mexican peso, 12% the Chilean peso and 37% the Argentine peso).

Customer lending

The Group’s gross lending amounted to EUR 734,363 million at the end of June, 1.7% more than March 2014, (+0.9% after eliminating repos and the exchange rate impact).

In the latter, the detail by greographic area is as follows: Lending in Continental Europe rose 1.0%, as the decline in real estate activity in run-off was offset by growth at Santander Consumer Finance, Poland and particularly Spain which grew for the second quarter running (+EUR 2,803 million; +1.8%). Growth came mostly from companies, a segment that saw the launching of Santander Advance to promote SMEs business.

Increases for the rest: UK: +0.8%, spurred by credit to companies; Latin America: +2.3%, with growth in all units, especially Mexico, and US: +0.7%, with a good performance by Santander Bank and SCUSA.

■  CUSTOMER LOANS (EUR million)

			Variation
	30.06.14	30.06.13	Amount	(%)	31.12.13
Spanish Public sector	16,227	17,634	(1,407)	(8.0)	13,374
Other residents	162,352	171,494	(9,142)	(5.3)	160,478
Commercial bills	6,689	7,654	(965)	(12.6)	7,301
Secured loans	98,962	97,997	965	1.0	96,420
Other loans	56,701	65,843	(9,142)	(13.9)	56,757
Non-resident sector	555,784	553,546	2,238	0.4	537,587
Secured loans	339,213	329,471	9,742	3.0	320,629
Other loans	216,571	224,075	(7,504)	(3.3)	216,958
Gross customer loans	734,363	742,675	(8,312)	(1.1)	711,439
Loan-loss allowances	27,464	27,652	(188)	(0.7)	26,749
Net customer loans	706,899	715,023	(8,124)	(1.1)	684,690
Pro memoria: Doubtful loans	40,948	39,681	1,267	3.2	41,088
Public sector	126	117	10	8.4	99
Other residents	21,003	19,201	1,802	9.4	21,763
Non-resident sector	19,819	20,363	(544)	(2.7)	19,226

JANUARY - JUNE

CONSOLIDATED FINANCIAL REPORT	FINANCIAL REPORT 2014	13

In relation to June 2013, lending was 1% lower. Excluding the exchange rate impact and repos, growth for the whole Group was 1%, as follows:

In Continental Europe, the low demand for loans affected balances in Spain and Portugal but less than in previous quarters. On the other hand, lending grew in Santander Consumer Finance and in Poland and there was a sharp fall of 25% in run-off real estate activity in Spain, as a result of maintaining the strategy of reducing this type of risk.

•	Gross customer lending in Spain (excluding the run-off real estate unit, commented on below) was 4% lower year-on-year. The distribution was as follows:

•	Lending to individuals amounted to EUR 61,727 million, of which EUR 49,518 million are home mortgages (-4% in 12 months). The portfolio is concentrated in financing first homes, with a strong concentration in the lowest tranches of loan-to-value (73% with an LTV of less than 80%).

•	Loans directly to SMEs and companies without real estate purpose amounted to EUR 85,000 million and accounted for the largest share of lending (52%). They dropped 3% year-on-year, mainly in the second half of 2013, as they increased 3% since the end of last year due to the special plan for SMEs, already commented on.

•	Lending to the Spanish public sector stood at EUR 15,439 million compared to EUR 17,501 million in June 2013. The reduction was due to the amortization in the fourth quarter of 2013 of financing for suppliers (around EUR 4,000 million).

•	In Portugal, lending dropped 4% year-on-year in a deleveraging environment, in which Santander Totta is gaining market share, both in total lending and in individuals and companies. Balances in construction and real estate, which represent less than 3% of lending, declined 26%.

•	In Poland lending increased 2% in the last 12 months in local currency, backed by that to companies (+3%), while lending to individuals remained stable.

•	Santander Consumer Finance’s balances rose 4%, with a varied performance by countries. Germany’s lending, which accounted for 51% of the area’s total, rose 1%, the Nordic countries and Poland increased by 15% and 8%, respectively, in local currency, Spain’s rose 23% (partially due to perimeter) and Italy’s and Portugal’s declined by more than 10%.

New lending was 12% higher in the first half than in the same period of 2013, with significant rises in direct credit, cards and auto finance, particularly new cars, where we continued to outperform the sector.

•	Net lending included in the unit of Spain’s run-off real estate activity amounted to EUR 4,876 million. The balance continued to fall in the second quarter and was EUR 1,631 million lower than in June 2013 (-25%).

(*)	Excluding exchange rate impact: -1.7%

JANUARY - JUNE

14	FINANCIAL REPORT 2014	CONSOLIDATED FINANCIAL REPORT

MANAGED AND MARKETED CUSTOMER FUNDS (EUR million)

			Variation
	30.06.14	30.06.13	Amount	(%)	31.12.13
Resident public sector	7,357	10,734	(3,377)	(31.5)	7,745
Other residents	163,548	167,266	(3,718)	(2.2)	161,649
Demand deposits	79,661	76,274	3,387	4.4	74,969
Time deposits	77,913	83,227	(5,314)	(6.4)	80,146
Other	5,974	7,764	(1,790)	(23.1)	6,535
Non-resident sector	446,855	466,934	(20,078)	(4.3)	438,442
Demand deposits	244,068	232,969	11,098	4.8	230,715
Time deposits	155,736	168,611	(12,875)	(7.6)	161,300
Other	47,052	65,354	(18,302)	(28.0)	46,427
Customer deposits	617,761	644,934	(27,173)	(4.2)	607,836
Debt securities*	191,495	198,595	(7,100)	(3.6)	186,321
Subordinated debt	19,043	16,118	2,925	18.1	16,139
On-balance-sheet customer funds	828,299	859,647	(31,349)	(3.6)	810,296
Mutual funds	119,739	101,598	18,141	17.9	103,967
Pension funds	11,258	10,135	1,123	11.1	10,879
Managed portfolios	23,198	20,393	2,804	13.8	21,068
Other managed and marketed customer funds	154,195	132,127	22,069	16.7	135,914
Managed and marketed customer funds	982,494	991,774	(9,280)	(0.9)	946,210

(*).-	Including retail commercial paper (EUR million): 1,318 in June 2014, 7,471 in June 2013 and 3,553 in December 2013

In the United Kingdom, the balance of customer loans was 1% lower in sterling year-on-year. In local criteria, home mortgages dropped 2%, partly offset by the rise in loans to companies (+10%).

Lending in Latin America in constant currency increased 9% year-on-year, with growth in all countries: Brazil (+4%), Mexico (+19%), Chile (+9%), Argentina (+29%), Uruguay (+23%) and Peru (+26%). These growth rates outperformed the market’s in most countries.

Lastly, lending in the US rose 7% in dollars, with a varied performance by unit. Santander Bank’s rose 3%, SCUSA’s 21%, benefiting from the strategic alliance with Chrysler, and Puerto Rico’s dropped 11%, within the sector’s deleveraging process.

At the end of June, Continental Europe accounted for 38% of the Group’s total net lending (23% Spain), the UK 34%, Latin America 19% (10% Brazil) and the US 9%.

Customer funds under management and marketed

Total managed funds, including mutual funds, pension funds and managed portfolios, amounted to EUR 982,494 million, 1.6% higher than March 2014 (-0.1% excluding the exchange rate effect).

Deposits (excluding repos) and mutual funds rose 2.2% (+0.5% excluding the exchange rate impact). Continental Europe’s were unchanged, the UK’s and Latin America’s rose 0.4% and 1.9%, respectively, and the US’ dropped 0.4%.

The general strategy being followed, is increase demand deposits, reduce expensive ones and market mutual funds. As a result demand deposits rose 3% in the second quarter in the Group (the 10 main units rose), time deposits declined 4% (all units fell) and mutual funds increased 5%.

Customer funds were 1% lower than June 2013 excluding the exchange rate effect (-1% on accounting terms), due to the decline in debt securities and repos, as the aggregate of deposits excluding repos and mutual funds increased 2%.

Continental Europe’s main units performed as follows:

•	Spain’s deposits excluding repos dropped 5% year-on-year and mutual funds increased 37%, consolidating Grupo Santander’s leadership. This big rise was due to the strategy of reducing expensive deposits and more active marketing of mutual funds. Overall, both effects offset each other out, and thus total funds remained stable.

•	Portugal’s deposits dropped 4%, excluding repos, due to the greater focus on their cost, and mutual funds rose 2%.

■  MANAGED AND MARKETED MUTUAL FUNDS

    EUR million

	30.06.14	30.06.13	Var (%)	31.12.13
Spain	38,973	28,497	36.8	33,104
Portugal	1,311	1,281	2.4	1,050
Poland	3,556	3,294	8.0	3,525
United Kingdom	9,740	10,687	(8.9)	9,645
Latin America	65,315	56,411	15.8	55,835
USA	844	1,429	(40.9)	807
Total	119,739	101,598	17.9	103,967

JANUARY - JUNE

CONSOLIDATED FINANCIAL REPORT	FINANCIAL REPORT 2014	15

■  MANAGED AND MARKETED PENSION FUNDS

     EUR million

	30.06.14	30.06.13	Var (%)	31.12.13
Spain	10,394	9,366	11.0	10,030
Portugal	864	768	12.4	848
Total	11,258	10,135	11.1	10,879

•	Poland’s deposits increased 6% in local currency, with demand deposits registering the highest growth. Mutual funds rose 3%.

•	Santander Consumer Finance’s deposits were stable (-1%), as the decline resulting from the policy of reducing higher cost balances in Germany (86% of the total) was almost fully offset by rises in Poland, Austria and, above all, the Nordic countries.

In the UK, customer deposits excluding repos (in sterling) dropped 2%, due to the strategy of replacing expensive and less stable deposits with those that offer a better opportunity of linkage. Demand deposits grew 65% in the last 12 months because of the rise in current accounts as a result of the successful marketing of the 1|2|3 range of products, which offset the reduction in time deposits. Mutual funds dropped 15%.

The aggregate of deposits excluding repos and mutual funds in Latin America increased 13% in constant currency, with Brazil up 14%, Mexico 9%, Chile 8%, Argentina 34%, Uruguay 15% and Peru down 12%.

The US customer deposits continued to improve their mix and cost, similar to that of other units. Demand deposits increased 8%, a rise absorbed by the drop in time deposits, and the aggregate of deposits and mutual funds declined 2%.

Pension plans rose 11% in Spain in the last 12 months and 12% in Portugal, the only countries where Santander markets this product.

Continental Europe accounted for 36% of managed customer funds (26% Spain), the UK 30%, Latin America 27% (Brazil 16%) and the US 7%.

The Group, for strategic reasons, maintained a selective policy of issuing securities in the international fixed income markets and strived to adapt the frequency and volume of operations to the structural liquidity needs of each unit, as well as to the receptiveness of each market.

In the first half of 2014, medium and long-term issues of senior debt amounted to EUR 14,275 million and covered bonds EUR 2,843 million.

Of note in the first category was debt issuance of EUR 1,500 million by Banco Santander, S.A. in March 2014 at 1.375%, well below the 4% of the last equivalent issue in January 2013.

Also noteworthy were two issues of covered bonds by the subsidiary in Portugal, which saw the return to the market of Santander Totta after four years. The first one was for EUR 1,000 million at 1.50% and the second for EUR 750 million at 1.625%.

(*)	Excluding exchange rate impact: -1.3%

(*)	Including retail commercial paper

JANUARY - JUNE

16	FINANCIAL REPORT 2014	CONSOLIDATED FINANCIAL REPORT

Both were notably over subscribed, reflecting the high degree of interest in Santander risk by investors.

As regards securitizations, the Group’s subsidiaries placed in the first half a total of EUR 8,460 million, mainly via the Group’s specialised consumer finance units.

This issuing activity underscores the Group’s capacity to access the different segments of institutional investors via more than 10 issuance units, including the parent bank, Banco Santander and the main subsidiaries of the countries where it operates. All this reaffirms the Group’s policy of self-sufficiency of liquidity for its subsidiaries so that each one adapts its issuance programme to the evolution of its balance sheet.

Maturities of medium- and long-term debt amounted to EUR 18,653 million in the first half, of which EUR 10,860 million was senior debt and EUR 7,764 million covered bonds.

The evolution of loans and funds improved the net loan-to-deposit ratio to 114%.

The ratio of deposits plus medium- and long-term funding to the Group’s loans was 116%, underscoring the comfortable funding structure of the Group’s lending.

Other items of the balance sheet

Goodwill amounted to EUR 26,663 million, EUR 1,750 million more than June 2013, because of the higher participation in SCUSA.

The balance of financial assets available for sale amounted to EUR 90,637 million, 14% lower (-EUR 15,724 million) than a year earlier and mainly due to the reduced exposure to public debt in Spain and the US.

Trading derivatives amounted to EUR 64,335 million in assets and EUR 64,255 million in liabilities (EUR 27,102 million and EUR 25,682 million lower year-on-year, respectively), due to interest rate movements and the cancellation of positions.

Shareholders’ equity and solvency ratios

Shareholders’ funds, after retained profits, amounted to EUR 87,035 million (+EUR 3,833 million and +5% in the last 12 months).

Both minority interests and valuation adjustments hardly changed between June 2013 and June 2014. Total equity at the end of June was EUR 85,716 million.

The Group’s eligible equity amounted to EUR 67,462 million at the end of June (EUR 22,750 million above the minimum requirement).

The CET1 (Common Equity Tier 1) is 10.9%, the same as Tier 1 Capital ratio, while total capital ratio is 12.1%. These ratios already consider Spanish regulation homogeneous with European one regarding intangible assets.

On a like-for-like basis (applying the current criteria as of March), the CET1 ratio rose 15 basis points in the second quarter. This increase is mainly due to organic capital generation. In addition, there was an issuance of AT1 and hybrid debt for similar amount was amortised.

■  TOTAL EQUITY AND CAPITAL WITH THE NATURE OF FINANCIAL LIABILITIES (EUR million)

			Variation
	30.06.14	30.06.13	Amount	(%)	31.12.13
Capital stock	5,889	5,405	484	9.0	5,667
Additional paid-in surplus	36,537	37,119	(582)	(1.6)	36,804
Reserves	41,990	38,502	3,488	9.1	38,314
Treasury stock	(137)	(79)	(58)	74.4	(9)
Shareholders’ equity (before profit and dividends)	84,279	80,947	3,332	4.1	80,776
Attributable profit	2,756	2,255	501	22.2	4,370
Interim dividend distributed	—	—	—	—	(406)
Interim dividend not distributed	—	—	—	—	(438)
Shareholders’ equity (after retained profit)	87,035	83,202	3,833	4.6	84,302
Valuation adjustments	(11,857)	(11,903)	46	(0.4)	(14,152)
Minority interests	10,538	10,691	(153)	(1.4)	9,972
Total equity (after retained profit)	85,716	81,990	3,726	4.5	80,122
Preferred shares and securities in subordinated debt	6,822	4,642	2,180	47.0	4,053
Total equity and capital with the nature of financial liabilities	92,538	86,632	5,906	6.8	84,175

JANUARY - JUNE

CONSOLIDATED FINANCIAL REPORT	FINANCIAL REPORT 2014	17

Under the new European regulations on own funds and targeted solely at qualified investors, Banco Santander made two issues in the first half of contingent perpetual preferred securities convertible into newly issued ordinary shares of the Bank, which are computable as additional Tier 1 (AT1) capital. This operation bolstered its solvency (Tier 1).

These operations – EUR 1,500 million in March and $1,500 million in May at annual interest rates of 6.25% and 6.375%, respectively, for the first five years – were oversubscribed by international investors. Demand for the first issue was EUR 15,000 million and $10,000 million for the second, making pro rata necessary in each case.

The Group has solid capital ratios, tailored to its business model, the balance sheet structure and the Group’s risk profile.

■  COMPUTABLE CAPITAL (1)

    EUR million

30.06.14
CET1	61,009
Basic capital	61,009
Computable capital	67,462
Risk-weighted assets	558,894
CET1 capital ratio	10.92
T1 capital ratio	10.92
BIS ratio	12.07
Shareholders’ equity surplus	22,750

(1).-	Considering Spanish regulation homogeneous with European one regarding intangible assets.

Rating agencies

The Group’s access to wholesale funding markets, as well as the cost of issues, depends to some extent on the ratings accorded by rating agencies.

Rating agencies regularly review the Group’s ratings. Debt classification depends on a series of internal factors (solvency, business model, capacity to generate profits, etc.) and external ones related to the general economic environment, the sector’s situation and the sovereign risk of the countries in which the Group operates.

The rating and outlook for the Kingdom of Spain has improved in the last few quarters. In 2013, Fitch, Standard & Poor’s and Moody’s improved the outlook from negative to stable. In 2014, Moody’s upgraded the rating from Baa3 to Baa2 and the outlook from stable to positive, Fitch from BBB to BBB+ and S&P from BBB- to BBB.

The methodology used by the agencies limits the rating of a bank above that of the sovereign of the country in which it is based. This means that despite the Group’s good fundamentals, Santander’s rating can be limited by the sovereign debt rating.

At the end of June, Banco Santander was the only bank in the world with a rating higher than that of the sovereign of the country in which it is based by the four agencies, following further upgradings in 2014 by Moody’s from Baa2 to Baa1 with stable outlook, Fitch from BBB+ to A- with stable outlook and S&P from BBB to BBB+, also with stable outlook. The rating by DRBS remained at A. These higher ratings than the sovereign recognize Santander’s financial strength and diversification.

During the first quarter of 2014, the Group obtained A+ and A from GBB Rating and Scope, respectively.

The agencies’ good assessment of Santander’s credit profile is reflected in the rating of the Bank’s individual fundamentals, which in the case of S&P is “a-”, a level equivalent to its peers including those based on countries with a better macroeconomic situation.

■  RATING AGENCIES. GRUPO SANTANDER

	Long	Short
	term	term	Outlook
DBRS	A	R1(low)	Negativa
Fitch Ratings	A-	F2	Stable
GBB Rating	A+		Stable
Moody’s	Baa1	P-2	Stable
Standard & Poor’s	BBB+	A-2	Stable
Scope	A		Stable

JANUARY - JUNE

18	FINANCIAL REPORT 2014	RISK MANAGEMENT

■  RISK MANAGEMENT

è	The Group’s NPL ratio was seven basis points lower in the second quarter than the first at 5.45%:

•	Of note was the drop in Spain (-2 b.p.), Portugal (-10 b.p.), Mexico (-10 b.p,) and Chile (-5 b.p.).

•	Stable in the UK, the US and Brazil. All their NPL ratios were lower than in 2013.

è	Net NPL entries (excluding the perimeter and forex effects) in the second quarter consolidated the reduction in the first quarter.

•	The year-on-year reduction was 52%, with the largest falls in Spain, Portugal, Poland and Chile.

è	The Group’s coverage at the end of June was 67% (+1 p.p. in the quarter).

è	Loan-loss provisions in the first half amounted to EUR 5,333 million, (-18.5% y-o-y) .

è	The cost of credit was 1.56% (2.14% in June 2013).

Credit risk management

Net NPL entries in the second quarter, excluding the perimeter and forex effects, amounted to EUR 2,535 million, the lowest figure since the start of 2008. Net entries in the first half were EUR 5,070 million (-52% y-o-y), with reductions in all the main business units and particularly in Spain, Portugal, Poland and Chile.

Non-performing and doubtful loans remained stable for the second quarter running at EUR 42,334 million at the end of June. This balance, together with the current lending levels, put the Group’s NPL ratio at 5.45%, seven basis points lower than in the first quarter and 16 b.p. below the end of 2013.

Loan-loss provisions stood at EUR 28,256 million, of which EUR 5,596 million were collective provisions. Total funds rose slightly in the quarter and coverage increased by one percentage point to 67%.

■  CREDIT RISK MANAGEMENT* (EUR million)

			Var.
	30.06.14	30.06.13	(%)	31.12.13
Non-performing loans	42,334	40,712	4.0	42,420
NPL ratio (%)	5.45	5.15		5.61
Loan-loss allowances	28,256	28,373	(0.4)	27,526
Specific	22,660	22,988	(1.4)	22,433
Collective	5,596	5,385	3.9	5,093
Coverage ratio (%)	66.7	69.7		64.9
Cost of credit (%) **	1.56	2.14		1.69

(*)	Excluding country-risk
(**)	12 months net loan-loss provisions / average lending

Note: NPL ratio: Non-performing loans / computable assets

It should be borne in mind that the NPL ratio, particularly in the UK but also in Spain, is affected by the weight of mortgage balances that require lower provisions, as they have collateral not reflected here. The average LTV of residential mortgage balances in Spain and the UK is 55% and 49%, respectively.

The Group’s net loan loss provisions, deducting write-offs recovered, were EUR 5,333 million at the end of June, compared to EUR 6,541 million a year earlier.

The cost of credit (loan-loss provisions in the last 12 months as a percentage of average lending during this period) was 1.56% (2.14% in June 2013).

The NPL ratios and coverage by countries are set out below:

•	Spain’s NPL ratio fell for the first time in the last eight quarters to 7.59% (-2 b.p.), due to the sharp reduction in NPLs, mainly in companies. Coverage remained at 45%.

•	In addition, there is a separate unit for Spain’s run-off real estate, which includes customer loans mainly for real estate development, and which has a specialised management model, equity stakes related to the property sector (Metrovacesa and SAREB) and foreclosed assets.

The Group’s strategy in the last few years has been to sharply reduce these loans. At the end of June, they stood at EUR 9,818 million net and represented around 3% of loans in Spain and less than 1% of the Group’s total loans. Their evolution was as follows:

JANUARY - JUNE

RISK MANAGEMENT	FINANCIAL REPORT 2014	19

•	Net loans of EUR 4,876 million, EUR 332 million lower than at the end of March and EUR 1,631 million below June 2013 (-25%). The NPL ratio was 69.95% with coverage of 68%. Total coverage of these loans, including performing loans, was 52%.

•	Net foreclosed assets ended June at EUR 3,527 million. These assets are covered by EUR 4,392 million of provisions (55% of gross assets).

•	The stakes in Metrovacesa and SAREB were valued at EUR 1,415 million, virtually unchanged from the first quarter.

•	Portugal’s NPL ratio was 8.16% at the end of June (the first quarterly drop since September 2009 (-10 b.p. in the quarter) and coverage was 53% (+2 p.p.).

•	Poland ended June with a NPL ratio of 7.42% (+7 b.p. in the quarter), but 42 b.p. below the end of 2013 as the downward trend started in the middle of last year, when highs were reached after the integration of Kredyt Bank, continued. Coverage was 65%, the same as in the first quarter and 3 p.p. above December 2013.

•	Santander Consumer Finance’s NPL ratio was 4.07% at the end of June, 7 b.p. lower than March thanks to the good general performance in all countries. Coverage remained stable at 105%.

•	In the UK, the NPL ratio was 1.91%, in line with March and 7 b.p. below the end of 2013. This positive evolution was due to the good performance of all segments, particularly mortgages for individual clients. Lending rose 1% over 2013 due mainly to growth to companies, which was partly offset by reduced exposure to non-core segments such as shipping and aviation

(-14% and -44%, respectively). Coverage remained at more than 40%.

•	Brazil’s NPL ratio was 5.78% at the end of June (+4 b.p.). Coverage was unchanged at 95%. In both cases, the ratios were much better than at the beginning of 2013 (6.90% and 90%, respectively).

•	Mexico’s NPL ratio was 3.52%, 10 b.p. lower than in the first quarter and against a backdrop of a year that began with a less favourable macroeconomic environment. Coverage was 97% (-2 p.p.).

•	The NPL ratio of Chile was 5.94%, 5 b.p. lower than the first quarter. The risk premium remained stable, and coverage increased by one point to 52%.

JANUARY - JUNE

20	FINANCIAL REPORT 2014	RISK MANAGEMENT

•	The NPL ratio for the US was 2.93% at the end of June (+5 b.p. in the quarter). Coverage was 165%. The ratio for Santander Bank was 2.05%, in line with the first quarter. This was due to the good performance of retail portfolios because of the rise in household disposable income and the favourable evolution of individualised management companies. There were continued outflows of NPLs in the latter in a context of a greater appetite for risk by the market when acquiring problematic loans, also motivated by the increase in the valuations of their guarantees due to the positive evolution of real estate prices. Coverage was 89%. Puerto Rico’s NPL ratio was 6.86% (+37 b.p.) and coverage 60%, unchanged from the first quarter.

The NPL ratio of SCUSA rose from 3.95% in March to 4.08% in June. Coverage reached 282% following the significant increase in provisions in recent quarters.

■  NON-PERFORMING LOANS BY QUARTER (EUR million)

	1Q’13	2Q’13	3Q’13	4Q’13	1Q’14	2Q’14
Balance at beginning of period	36,761	38,693	40,712	41,899	42,420	42,300
Net additions	4,167	6,294	4,722	4,517	2,536	2,535
Increase in scope of consolidation	743	—	—	—	148	—
Exchange differences	300	(1,283)	(447)	(781)	96	293
Write-offs	(3,278)	(2,991)	(3,088)	(3,215)	(2,900)	(2,793)
Balance at period-end	38,693	40,712	41,899	42,420	42,300	42,334

Market risk

The risk of trading activity in the second quarter, measured in daily VaR terms at 99%, averaged around EUR 18.9 million. It fluctuated between EUR 13.0 and EUR 23.8 million. Of note was the increase in VaR in the first two weeks of June to a high for the quarter, due to the increased risk in Brazil (higher exposure in interest rates).

■  TRADING PORTFOLIOS*. VaR BY REGION

Second quarter	2014		2013
EUR million	Average	Latest	Average
Total	18.9	20.9	20.0
Europe	14.4	15.7	16.9
USA and Asia	0.7	0.7	0.8
Latin America	14.9	20.9	12.7
Global activities	1.8	1.8	1.5

(*)	Trading activity

(*)	Trading activity

■	TRADING PORTFOLIOS*. VaR BY MARKET FACTOR

Second quarter
EUR million	Min.	Avg.	Max.	Latest
VaR total	13.0	18.9	23.8	20.9
Diversification efect	(11.7)	(15.5)	(23.6)	(18.4)
Interest rate VaR	11.9	15.3	22.2	18.9
Equity VaR	1.4	2.6	4.9	2.4
FX VaR	1.3	3.6	8.4	4.5
Credit spreads VaR	7.1	12.7	15.9	13.3
Commodities VaR	0.2	0.3	0.5	0.2

(*)	Trading activity

JANUARY - JUNE

THE SANTANDER SHARE	FINANCIAL REPORT 2014	21

The Santander share

Shareholder remuneration

Under the Santander Dividendo Elección programme (scrip dividend), shareholders could opt in April to receive in cash or in shares the amount equivalent to the final dividend (EUR 0.149 per share). This brought the total dividend charged to 2013’s earnings to EUR 0.604 per share.

The programme will be applied to the first interim dividend for 2014 to be paid in August, and it is scheduled to be also applied at the customary dates for payment of the second and third dividends (November 2014 and February 2015). The AGM in March agreed the corresponding capital increases. As for the fourth dividend to be paid in May 2015, the Board intends to apply the programme, subject to the AGM’s approval.

The remuneration for each of the four dividends will be approximately EUR 0.15, making the total for 2014 around EUR 0.60 per share.

Regarding the application of the programme at the dates when the first dividend is normally paid (August 1), each shareholder has received a free allotment of new shares for each share they own. Shareholders can sell the rights to the bank at a set price (EUR 0.152 per right), to the stock market between July 15 and 29 at the market price, or receive new shares in the proportion of one new share for every 49 rights (in the last two cases without withholding tax*).

In order to meet the 87.37% request for new shares, a capital increase of EUR 105,005,253 has been carried out (210,010,506 shares).

Performance of the Santander share

Stock markets ended June on highs, following measures introduced that month by the European Central Bank to stimulate the economy, which reduced the risk premiums of the debt of peripheral countries, and the Fed’s tapering and subsequent turbulence in the foreign currency markets of emerging economies.

The Santander share ended June at EUR 7.630, 10.2% higher than at the end of March and 55.7% year-on-year. Including the dividend payments, the total shareholder return was 12.6% and 71.3%, respectively. The share’s quarterly and year-on-year performance was better than that of the Ibex-35, the DJ Stoxx 50 and DJ Stoxx Banks.

Capitalisation

At the end of June, Santander was the largest bank in the Eurozone by market capitalisation (EUR 89,867) and the 10th in the world. The share’s weighting in the DJ Stoxx 50 was 2.8%, 9.7% in the DJ Stoxx Banks and 18.3% in the Ibex 35.

Trading

Shares traded in the first half amounted to 8,414 million, for an effective value of EUR 58,404 million (liquidity ratio of 73%) and one of the highest in EuroStoxx. A daily average of 67.3 million shares were traded for an effective amount of EUR 467 million.

Shareholder base

The total number of shareholders at the end of June was 3,279,897, of which 3,028,201 are European (86.60% of the capital stock) and 235,262 from the Americas (13.02%).

(*)	The options, maturities and procedures indicated can present special features for shareholders holding Santander shares in the various foreign stock markets where the Bank is listed. Also, the taxation of the various options can have specific features depending on the shareholder’s personal circumstances.

■ THE SANTANDER SHARE

Shareholders and trading data
Shareholders (number)	3,279,897
Shares (number)	11,778,080,624
Average daily turnover (no. of shares)	67,311,457
Share liquidity (%) (Number of shares traded during the year / number of shares)	73

Remuneration per share	euros
Santander Dividendo Elección (Aug.13)	0.15
Santander Dividendo Elección (Nov.13)	0.15
Santander Dividendo Elección (Feb.14)	0.15
Santander Dividendo Elección (May.14)	0.15
Santander Dividendo Elección (Aug.14)	0.15

Price movements during the year
Beginning (31.12.13)	6.506
Highest	7.926
Lowest	6.201
Last (30.06.14)	7.630
Market capitalisation (millions) (30.06.14)	89,867

Stock market indicators
Price / Book value (X)	1.03
P/E ratio (X)	16.20
Yield* (%)	8.70

(*).-	Last three remunerations paid + one announced / 1H’14 average share price

■ CAPITAL STOCK OWNERSHIP

June 2014	Shares	%
The Board of Directors	181,925,747	1.54
Institutional investors	6,127,508,232	52.02
Individuals	5,468,646,645	46.44
Total	11,778,080,624	100.00

JANUARY - JUNE

22	FINANCIAL REPORT 2014	INFORMATION BY SEGMENTS

Description of the segments

Grupo Santander is maintaining in 2014 the general criteria applied in 2013, as well as the business segments with the following exceptions:

1)	In the Group’s financial statements:

•	Some corporate operations recently carried out by the Group involve changes in the consolidation method. On the one hand, taking control of Santander Consumer USA (SCUSA) in 2014 meant changing to consolidation by global integration instead of by the equity accounted method, and, on the other, the loss of control of asset management companies sold at the end of 2013 meant consolidating by the equity accounted method instead of by global integration. Pro-forma information is provided with the Group’s financial statements for previous periods, modified in order to facilitate comparisons as if these changes had been effective in the compared periods presented.

2)	In geographic businesses by restructuring:

•	The area for the United States includes Santander Bank, Santander Consumer USA, which as indicated, now consolidates by global integration, and Puerto Rico, which was previously included in Latin America.

•	The sold units of Santander Asset Management consolidate by the equity accounted method, as commented, in the various countries.

3)	Other adjustments:

•	Annual adjustment of the perimeter of the Global Customer Relationship Model between Retail Banking and Global Banking and Markets. This change has no impact on the principal segments (or geographic).

•	The Asset Management and Insurance area is now called Private Banking, Asset Management and Insurance. As regards the figures published in 2013, the domestic private banking units of Spain, Portugal, Italy, Brazil, Mexico and Chile are incorporated (management shared with local banks). Santander Private Banking in Latin America is also included.

For comparison purposes, the figures of previous periods of the principal and secondary segments have been re-expressed to include the changes in the affected areas.

The financial statements of each business segment have been drawn up by aggregating the Group’s basic operating units. The information relates to both the accounting data of the units in each segment as well as that provided by the management information systems. In all cases, the same general principles as those used in the Group are applied.

The operating business areas are structured into two levels:

Principal level (or geographic). Geographical areas segment the activity of the Group’s operating units. This coincides with the Group’s first level of management and reflects Santander positioning in the world’s three main currency areas (euro, sterling and dollar). The segments reported on are:

•	Continental Europe. This covers all retail banking business, wholesale banking, and private banking and asset management and insurance conducted in this region, as well as the unit of run-off real estate activity in Spain. Detailed financial information is provided on Spain, Portugal, Poland and Santander Consumer Finance (which incorporates all the region’s business, including the three countries mentioned herewith).
•	United Kingdom. This includes retail and wholesale banking, and private banking asset management and insurance conducted by the Group’s various units and branches in the country.

•	Latin America. This embraces all the Group’s financial activities conducted via its subsidiary banks and subsidiaries. It also includes the specialised units of Santander Private Banking, as an independent and globally managed unit, and New York’s business. The financial statements of Brazil, Mexico and Chile are also provided.

•	United States. Includes the businesses of Santander Bank, Santander Consumer USA and Puerto Rico.

Secondary level (or business). This segments the activity of the operating units by type of business. The segments are: retail banking, wholesale banking, private banking, asset management and insurance and the unit of run-off real estate activity in Spain.

•	Retail Banking. This covers all customer banking businesses, (except those of private banking and corporate banking, managed through the Global Customer Relationship Model). Because of their relative importance, details are also provided by the main geographic areas (Continental Europe, United Kingdom, Latin America and the United States). The results of the hedging positions in each country are also included, conducted within the sphere of each one’s Assets and Liabilities Committee.

•	Global Wholesale Banking (GBM). This business reflects the revenues from global corporate banking, investment banking and markets worldwide including all treasuries managed globally, both trading and distribution to customers (always after the appropriate distribution with Retail Banking customers), as well as equities business.

•	Private Banking, Asset Management and Insurance. This includes the contribution to the Group for the design and management of mutual and pension funds and insurance, conducted in some cases via wholly-owned units and in other via units in which the Group participates through joint ventures with specialists. In both cases, the units remunerate the distribution networks used to place these products (basically the Group’s, though not exclusively) via agreements. This means that the result recorded in this segment is net for each of the units included, in accordance with their participation and consolidation method, (i.e. deducting the distribution cost of sharing agreements from gross income). It also includes private banking business as defined above.

As well as these operating units, which cover everything by geographic area and by businesses, the Group continues to maintain the area of Corporate Activities. This area incorporates the centralised activities relating to equity stakes in financial companies, financial management of the structural exchange rate position and of the parent bank’s structural interest rate risk, as well as management of liquidity and of shareholders’ equity through issues and securitisations.

As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity. It also incorporates amortisation of goodwill but not the costs related to the Group’s central services (charged to the areas), except for corporate and institutional expenses related to the Group’s functioning.

The figures of the Group’s units have been drawn up in accordance with these criteria, and so might not coincide with those published individually by each unit.

JANUARY - JUNE

INFORMATION BY PRINCIPAL SEGMENTS	FINANCIAL REPORT 2014	23

¢ NET OPERATING INCOME (EUR million)

		o/ 1Q’14			o/ 1H’13
	2Q’14%		% w/o FX	1H’14%		% w/o FX
Continental Europe	1,673	5.3	5.2	3,263	6.5	6.8
o/w: Spain	909	1.2	1.2	1,807	7.4	7.4
Portugal	116	9.5	9.5	222	1.7	1.7
Poland	205	9.3	8.9	393	11.0	11.0
Santander Consumer Finance	470	8.3	8.3	904	5.3	5.3
United Kingdom	654	3.0	1.4	1,290	22.7	18.4
Latin America	2,802	6.2	2.5	5,440	(18.2)	(3.2)
o/w: Brazil	1,791	4.2	(1.7)	3,509	(24.0)	(10.2)
Mexico	463	13.9	12.1	870	(9.6)	(1.3)
Chile	341	2.7	3.3	672	6.2	28.1
USA	886	6.7	6.9	1,716	17.4	22.5
Operating areas	6,016	5.7	3.7	11,708	(4.2)	4.9
Corporate Activities	(434)	4.3	3.1	(850)	4.6	4.6
Total Group	5,582	5.8	3.7	10,858	(4.9)	4.9

¢ ATTRIBUTABLE PROFIT (EUR million)

Continental Europe	499	7.8	7.6	962	74.7	76.2
o/w: Spain	261	3.8	3.8	513	78.8	78.8
Portugal	39	9.6	9.6	74	62.6	62.6
Poland	88	3.5	3.1	173	7.0	7.0
Santander Consumer Finance	237	8.6	8.6	456	21.0	21.0
United Kingdom	399	6.3	4.6	775	59.1	53.6
Latin America	800	12.4	9.6	1,512	(16.2)	(0.7)
o/w: Brazil	395	8.5	2.6	758	(17.5)	(2.5)
Mexico	169	22.2	20.3	307	(30.4)	(24.0)
Chile	132	7.6	8.2	255	27.1	53.3
USA	199	25.7	25.8	356	(25.1)	(21.8)
Operating areas	1,897	11.1	9.5	3,605	8.7	19.0
Corporate Activities	(444)	9.4	—	(849)	(20.1)	(20.1)
Total Group	1,453	11.6	9.5	2,756	22.2	40.1

¢ CUSTOMER LOANS (EUR million)

Continental Europe	267,071	0.7	0.7	267,071	(4.1)	(4.2)
o/w: Spain	159,264	1.1	1.1	159,264	(7.0)	(7.0)
Portugal	24,111	(0.5)	(0.5)	24,111	(4.4)	(4.4)
Poland	17,064	2.0	1.6	17,064	6.8	2.3
Santander Consumer Finance	58,058	1.1	1.1	58,058	3.7	3.7
United Kingdom	239,237	2.3	(1.0)	239,237	0.4	(6.1)
Latin America	136,325	5.1	2.2	136,325	0.3	8.0
o/w: Brazil	71,475	4.3	0.1	71,475	0.3	4.1
Mexico	24,516	9.5	7.7	24,516	9.3	13.6
Chile	28,701	2.5	1.4	28,701	(4.6)	8.7
USA	60,006	1.6	0.6	60,006	2.2	6.7
Operating areas	702,640	2.1	0.4	702,640	(1.2)	(1.9)
Total Group	706,899	1.8	0.1	706,899	(1.1)	(1.8)

¢ CUSTOMER DEPOSITS (EUR million)

Continental Europe	254,985	(1.2)	(1.2)	254,985	(4.7)	(4.9)
o/w: Spain	181,065	(1.2)	(1.2)	181,065	(6.8)	(6.8)
Portugal	23,253	(1.4)	(1.4)	23,253	(1.4)	(1.4)
Poland	18,325	(2.5)	(2.9)	18,325	10.4	5.8
Santander Consumer Finance	30,736	0.4	0.4	30,736	(0.8)	(0.8)
United Kingdom	193,431	(0.8)	(4.0)	193,431	(1.3)	(7.7)
Latin America	127,903	1.3	(1.4)	127,903	(3.3)	4.0
o/w: Brazil	68,450	3.8	(0.4)	68,450	(1.1)	2.7
Mexico	24,803	(3.1)	(4.7)	24,803	(6.4)	(2.7)
Chile	19,929	(2.5)	(3.6)	19,929	(9.3)	3.4
USA	39,878	0.8	(0.1)	39,878	(4.2)	0.0
Operating areas	616,197	(0.4)	(2.1)	616,197	(3.3)	(3.8)
Total Group	617,761	(0.4)	(2.0)	617,761	(4.2)	(4.7)

JANUARY - JUNE

24	FINANCIAL REPORT 2014	INFORMATION BY PRINCIPAL SEGMENTS

■ CONTINENTAL EUROPE (EUR million)

		o/ 1Q’14				o/ 1H’13
	2Q’14%			% w/o FX	1H’14%			% w/o FX
INCOME STATEMENT
Net interest income	2,188	4.5		4.4	4,282	5.4		5.8
Net fees	889	1.0		0.9	1,769	0.2		0.2
Gains (losses) on financial transactions	63	(73.0)		(73.0)	296	(25.2)		(25.2)
Other operating income*	116	—		—	106	(4.3)		(4.2)
Gross income	3,256	1.9		1.8	6,452	1.9		2.1
Operating expenses	(1,582)	(1.5)		(1.6)	(3,189)	(2.5)		(2.3)
General administrative expenses	(1,413)	(0.3)		(0.4)	(2,830)	(2.7)		(2.5)
Personnel	(829)	(1.4)		(1.5)	(1,669)	(5.3)		(5.1)
Other general administrative expenses	(584)	1.3		1.2	(1,161)	1.3		1.5
Depreciation and amortisation	(170)	(10.3)		(10.4)	(359)	(0.9)		(0.7)
Net operating income	1,673	5.3		5.2	3,263	6.5		6.8
Net loan-loss provisions	(770)	(2.6)		(2.7)	(1,561)	(17.6)		(17.5)
Other income	(196)	29.4		29.3	(348)	(10.1)		(10.1)
Profit before taxes	707	9.3		9.1	1,354	73.1		74.5
Tax on profit	(171)	15.8		15.6	(318)	97.5		99.5
Profit from continuing operations	536	7.4		7.2	1,036	66.8		68.0
Net profit from discontinued operations	(0)	2.5		1.9	(0)	108.1		115.8
Consolidated profit	536	7.4		7.2	1,036	66.8		68.0
Minority interests	37	2.3		1.9	74	4.7		4.7
Attributable profit to the Group	499	7.8		7.6	962	74.7		76.2
BALANCE SHEET
Customer loans**	267,071	0.7		0.7	267,071	(4.1)		(4.2)
Trading portfolio (w/o loans)	59,106	6.1		6.0	59,106	(24.3)		(24.3)
Available-for-sale financial assets	40,818	2.1		2.1	40,818	(7.6)		(8.1)
Due from credit institutions**	53,500	(3.0)		(3.0)	53,500	(3.9)		(3.9)
Intangible assets and property and equipment	5,500	(5.2)		(5.2)	5,500	(9.8)		(9.9)
Other assets	27,596	(10.9)		(11.0)	27,596	17.3		17.1
Total assets/liabilities & shareholders’ equity	453,591	0.2		0.2	453,591	(6.7)		(6.8)
Customer deposits**	254,985	(1.2)		(1.2)	254,985	(4.7)		(4.9)
Marketable debt securities**	18,761	18.9		19.2	18,761	10.9		11.4
Subordinated debt**	409	0.6		0.3	409	17.1		12.5
Insurance liabilities	1,602	3.5		3.5	1,602	46.9		46.9
Due to credit institutions**	70,234	5.3		5.4	70,234	3.3		3.6
Other liabilities	82,307	(2.6)		(2.7)	82,307	(22.8)		(22.9)
Shareholders’ equity***	25,292	(2.1)		(2.1)	25,292	(1.2)		(1.4)
Other managed and marketed customer funds	62,125	6.3		6.3	62,125	25.1		24.8
Mutual and pension funds	55,098	6.2		6.2	55,098	27.5		27.1
Managed portfolios	7,027	6.9		6.9	7,027	9.2		9.1
Managed and marketed customer funds	336,280	1.1		1.1	336,280	0.6		0.3
RATIOS (%) Y OPERATING MEANS
ROE	7.84	0.58	p.		7.57	3.37	p.
Efficiency ratio (with amortisations)	48.6	(1.7	p.)		49.4	(2.2	p.)
NPL ratio	9.04	(0.08	p.)		9.04	1.21	p.
NPL coverage	58.3	0.3	p.		58.3	(5.0	p.)
Number of employees	56,297	(1.6)			56,297	(6.8)
Number of branches	5,638	(6.8)			5,638	(16.8)

(*)	Including dividends, income from the equity-accounted method and other operating income/expenses
(**)	Including all on-balance sheet balances for this item
(***)	Not including profit of the year

(*) In euros: + 5.3%	(*) In euros: +7.8%

JANUARY - JUNE

INFORMATION BY PRINCIPAL SEGMENTS	FINANCIAL REPORT 2014	25

¢ CONTINENTAL EUROPE

è	Attributable profit of EUR 499 million, 7.8% more than the first quarter, due to higher net interest income and control of costs.

è	Profit was 74.7% higher than in the first half of 2013 thanks to the good performance of all the main lines of the income statement:

•	Gross income rose 1.9%, mainly due to net interest income (+5.4%).

•	Operating expenses were 2.5% lower, with falls in Spain, Portugal and Poland.

•	Loan-loss provisions declined 17.6%, and in all units.

è	Growth strategy focused on more lending in an environment of still low demand and on reducing the cost of funds.

Continental Europe includes all activities carried out in this zone: retail banking, global wholesale banking, private banking, asset management and insurance, as well as Spain’s run-off real estate activity.

Strategy

The development of the mergers of retail networks in Spain and of the banks in Poland continued in the second quarter. In addition, in a more favourable but still weak environment with low interest rates, the general strategic lines of the last few years were maintained:

•	Defending spreads on loans and on deposits.

•	Given the comfortable liquidity position, the policy of reducing the cost of deposits in all the area’s units continued.

•	Control of costs and exploiting synergies.

•	Active risk management

Measures to spur lending in those segments regarded as strategic, especially SMEs, were also continued.

Activity

Customer lending excluding repos was 1% higher in the second quarter, due to Spain, Poland, and Santander Consumer Finance (SCF). Over June 2013 it declined 3%, reflecting the ongoing deleveraging in Spain and Portugal. Poland and Santander Consumer Finance registered growth.

The evolution of deposits excluding repos (-4% year-on-year) reflected the policy of reducing their cost and the greater marketing of mutual funds (+33%). Pension funds increased 11%. Mutual funds continued to grow strongly (+7% over March 2014), while deposits excluding repos were 1% lower.

Results

Attributable profit was EUR 499 million in the second quarter, 7.8% more than in the first quarter.

The increase was mainly due to the most commercial components (net interest income and fee income rose 4.5% and 1.0%, respectively). Of the rest of revenues, lower trading gains were offset partly by higher dividend income, in both cases in Spain.

This growth fed through to profits to a large extent, as costs and provisions remained basically flat.

As regards the first half of 2013, the comparison was favourable for the main items of the income statement.

Gross income increased 1.9%, spurred by net interest income (+5.4%), which already benefited from the lower cost of deposits in all units. Fee income, on the other hand, remained virtually unchanged (+0.2%), as the comparison was affected by the incorporation of clients from Banesto to the Queremos ser tu Banco programme.

Operating expenses declined 2.5%, due to Spain, Portugal and Poland.

Net operating income was 6.5% higher and the efficiency ratio improved by 2.2 p.p.

Loan-loss provisions were 17.6% lower, with falls in all units.

Net operating income after provisions increased 45.6% to EUR 1,702 million and attributable profit was 74.7% higher.

(*) Customer deposits + mutual funds	(*) In euros: +1.9%

JANUARY - JUNE

26	FINANCIAL REPORT 2014	INFORMATION BY PRINCIPAL SEGMENTS

■ SPAIN (EUR million)

	2Q’14	% o/ 1Q’14		1H’14	% o/ 1H’13
INCOME STATEMENT
Net interest income	1,193	4.1		2,339	6.7
Net fees	469	3.0		925	(4.3)
Gains (losses) on financial transactions	29	(85.8)		234	(22.4)
Other operating income*	91	—		76	(35.6)
Gross income	1,782	(0.5)		3,574	(0.1)
Operating expenses	(873)	(2.3)		(1,767)	(6.7)
General administrative expenses	(787)	(1.7)		(1,588)	(7.3)
Personnel	(488)	(2.2)		(986)	(8.7)
Other general administrative expenses	(300)	(0.7)		(602)	(4.8)
Depreciation and amortisation	(86)	(7.8)		(179)	(1.8)
Net operating income	909	1.2		1,807	7.4
Net loan-loss provisions	(488)	(3.8)		(995)	(17.4)
Other income	(51)	52.6		(84)	28.9
Profit before taxes	370	3.5		728	76.6
Tax on profit	(110)	5.0		(214)	72.4
Profit from continuing operations	261	2.9		514	78.4
Net profit from discontinued operations	—	—		—	—
Consolidated profit	261	2.9		514	78.4
Minority interests	(0)	—		2	4.2
Attributable profit to the Group	261	3.8		513	78.8
BALANCE SHEET
Customer loans**	159,264	1.1		159,264	(7.0)
Trading portfolio (w/o loans)	56,119	8.7		56,119	(20.5)
Available-for-sale financial assets	28,230	4.8		28,230	(14.2)
Due from credit institutions**	35,178	(5.7)		35,178	(4.8)
Intangible assets and property and equipment	3,600	(6.6)		3,600	(9.9)
Other assets	9,936	(28.9)		9,936	21.6
Total assets/liabilities & shareholders’ equity	292,328	0.4		292,328	(9.7)
Customer deposits**	181,065	(1.2)		181,065	(6.8)
Marketable debt securities**	1,327	(39.6)		1,327	(82.2)
Subordinated debt**	8	2.0		8	6.5
Insurance liabilities	526	(4.4)		526	10.7
Due to credit institutions**	31,736	22.8		31,736	38.4
Other liabilities	66,570	(2.2)		66,570	(23.5)
Shareholders’ equity***	11,095	(1.4)		11,095	(4.0)
Other managed and marketed customer funds	55,383	6.6		55,383	31.5
Mutual and pension funds	49,216	6.5		49,216	30.6
Managed portfolios	6,167	7.2		6,167	39.7
Managed and marketed customer funds	237,783	0.2		237,783	(2.5)
RATIOS (%) Y OPERATING MEANS
ROE	9.41	0.41	p.	9.22	4.42	p.
Efficiency ratio (with amortisations)	49.0	(0.9	p.)	49.4	(3.5	p.)
NPL ratio	7.59	(0.02	p.)	7.59	1.84	p.
NPL coverage	44.9	0.3	p.	44.9	1.8	p.
Number of employees	25,465	(3.3)		25,465	(11.8)
Number of branches	3,609	(9.8)		3,609	(21.7)

(*)	Including dividends, income from the equity-accounted method and other operating income/expenses
(**)	Including all on-balance sheet balances for this item
(***)	Not including profit of the year

JANUARY - JUNE

INFORMATION BY PRINCIPAL SEGMENTS	FINANCIAL REPORT 2014	27

¢ SPAIN

è	Attributable profit of EUR 261 million in the second quarter, 3.8% more than the first quarter due to higher commercial revenues and lower costs and provisions.

è	With regard to the first half of 2013, profit was 78.8% higher:

•	Growth in net interest income (+6.7%), reflecting the lower cost of deposits.

•	Drop of 6.7% in costs, due to synergies from the merger.

•	Loan-loss provisions declined 17.4%, due to improved credit quality.

è	Activity:

•	Higher new lending year-on-year and further rise in the second quarter (+EUR 2,803 million).

•	Deposits plus mutual funds reflected the strategy of reducing the cost of funds. They were flat quarter-on-quarter and year-on-year.

Economic and financial environment

The units in Spain conducted their business in a more positive environment thanks to the consolidation of the recovery and more “normal” financial conditions.

The faster pace of GDP growth at the beginning of the year seemed to continue in the second quarter, the fourth consecutive quarterly growth, and was increasingly driven by domestic demand (consumption and investment). Net job creation, according to Social Security affiliation, and household and company confidence at pre-crisis levels were behind the better outlook.

Stable inflation at around 0% and falling labour costs spurred exports, tourism is enjoying another bumper year and the service sector is growing. The spurt in imports from stronger domestic demand reduced the current account surplus.

Financial conditions continued to improve, underscored by the lower sovereign risk premium, inflows of foreign direct investment and the results of bank loan surveys. The stimulus measures adopted in June by the European Central Bank in the form of lower interest rates and, above all, injections of long-term liquidity conditional on increased lending to the private sector also helped. This, in turn, will impact spreads.

All this is reflected in growth in new loans to the sector (+18% year-on-year in May to households; +26% in consumer credit; +5% in loans of less than EUR 1 million to SMEs), although still not in the stock.

The balance of doubtful loans has been steadily declining since January, which will lead to lower NPL ratios once the balance of lending stabilizes.

Strategy

Grupo Santander has a solid presence (3,609 branches, 4,980 ATMs and more than 13 million customers), which is reinforced with global businesses in key products and segments (wholesale banking, private banking, asset management, insurance and cards).

The integration of the networks of Santander and Banesto was completed in the second quarter, progress was made in the streamlining of branches and in the integratation of the Banif network. This optimization of branches and head count is bringing forward cost synergies, improving efficiency and profitability.

Of note was the business drive of the Santander Advance strategy. The Bank aims to become the reference in growth of SMEs through financial support and commitment to their development.

New lending in its first two months amounted to EUR 4,000 million and 9,000 SMEs and micro companies were captured as clients. More than 3,000 SMEs participated in non-financial activities including on the spot training, workshops, remote, etc. as well as international business promotion (virtual connection of more than 200 companies with potential clients in Mexico and Poland).

In the segment for individual customers, a new push was given to the Queremos ser tu Banco plan in order to keep on increasing linkage. Greater benefits have been introduced for those clients with the highest levels of linkage.

In funds, the Bank maintained its strategy of optimizing their cost begun in the middle of 2013, once high levels of liquidity were achieved. The net loan-to-deposit ratio in June was 87%.

This is making it possible to sharply reduce the cost of funds, particularly of time deposits, and increase fee income from the marketing of mutual funds. In this segment, the Bank is positioned in high value funds for clients, which is enabling it to be the leader in net capturing and keep on increasing its market share (+2 p.p. in the last 12 months).

(*)	Customer deposits + mutual funds

JANUARY - JUNE

28	FINANCIAL REPORT 2014	INFORMATION BY PRINCIPAL SEGMENTS

Activity

Stronger lending in the second quarter, which is beginning to be reflected in balances. Gross customer loans excluding repos increased for the second consecutive quarter (+EUR 2,803 million more than March; +2%), but still lower year-on-year (-4%).

New lending was stronger to individuals (mortgages: +62% more than in the first half of 2013; consumer credit: +40%) as well as to companies (+30% excluding commercial bills). Of note was the 34% increase to SMEs.

Customer deposits (excluding repos) declined 5% year-on-year (-2% over March 2014). Demand deposits were up 4% and time deposits down 15%.

This evolution reflected the strategy of reducing the cost, which is enabling net interest income to recover on a sustained basis. There was a further improvement of 16 b.p. in the cost of new time deposits (-79 b.p. in the last 12 months), which reduced the cost of the stock of deposits by 70 b.p. year-on-year.

Deposits shifted into mutual funds. Mutual funds managed and marketed by Santander Spain increased 37% year-on-year and by 8% quarter-on-quarter. This was due to the greater demand for these products and the better evolution of markets.

The aggregate of deposits (excluding repos) and mutual funds remained stable in the second quarter and over June 2013. The balance of pension funds was 11% higher than June 2013 and 2% over March 2014.

Repurchase agreements fell by more than EUR 3,000 million in the last 12 months, due to the reduction in clearing house activity. Retail commercial paper also declined (balance of less than EUR 1,500 million).

Results

Net interest income in the second quarter was 4.1% higher than in the first at EUR 1,193 million. This was the third consecutive quarter of improvement and was due to the good performance of the cost of funds, the improvement in the return on mortgages due to the end of their repricing and the beginning of a recovery in lending.

Fee income increased 3.0% to EUR 469 million.

Trading gains fell to EUR 29 million in the second quarter, due to the seasonal nature of wholesale activity (greater business in the first quarter and higher collection of dividends in the second).

Operating expenses continued to decline (-2.3% over March 2014).

Loan-loss provisions continued to normalize and amounted to EUR 488 million, 3.8% lower than in the first quarter.

Attributable profit was EUR 261 million, up from EUR 251 million in the first quarter (+3.8%).

Profit was much higher than in the first half of 2013, due to improved commercial revenues, costs and provisions.

Gross income was flat over the first quarter (-0.1%). Net interest income rose 6.7%, mainly due to the lower costs of funds.

The 4.3% fall in net fee income was partly due to the incorporation of Banesto clients to the Queremos ser tu Banco programme, while trading gains fell 22.4% because of reduced revenues from wholesale activity.

Operating expenses declined 6.7%, reflecting the synergies of the integration, and provisions were down 17.4%, within the process of returning to normal levels.

The NPL ratio stood at 7.59%, and remained stable in the last two quarters (2 b.p. below the first quarter). Coverage was 45%.

Net operating income after provisions was 70.1% higher and fully fed through to profits (+78.8% y-o-y).

JANUARY - JUNE

INFORMATION BY PRINCIPAL SEGMENTS	FINANCIAL REPORT 2014	29

¢ PORTUGAL (EUR million)

	2Q’14	% o/ 1Q’14		1H’14	% o/ 1H’13
INCOME STATEMENT
Net interest income	138	7.1		267	6.3
Net fees	66	(8.8)		139	(19.0)
Gains (losses) on financial transactions	22	20.2		40	33.9
Other operating income*	11	32.4		20	63.9
Gross income	237	4.0		465	0.2
Operating expenses	(121)	(0.7)		(243)	(1.1)
General administrative expenses	(104)	1.3		(207)	0.2
Personnel	(73)	0.3		(146)	(1.9)
Other general administrative expenses	(31)	3.8		(60)	5.7
Depreciation and amortisation	(17)	(11.6)		(37)	(8.0)
Net operating income	116	9.5		222	1.7
Net loan-loss provisions	(40)	18.7		(75)	(40.8)
Other income	(29)	(3.2)		(59)	97.7
Profit before taxes	47	11.1		89	41.3
Tax on profit	(9)	5.3		(18)	8.7
Profit from continuing operations	37	12.7		70	53.3
Net profit from discontinued operations	—	—		—	—
Consolidated profit	37	12.7		70	53.3
Minority interests	(2)	(32.2)		(4)	—
Attributable profit to the Group	39	9.6		74	62.6
BALANCE SHEET
Customer loans**	24,111	(0.5)		24,111	(4.4)
Trading portfolio (w/o loans)	1,880	(0.2)		1,880	4.8
Available-for-sale financial assets	7,119	6.1		7,119	44.3
Due from credit institutions**	2,491	(1.9)		2,491	(30.1)
Intangible assets and property and equipment	763	(4.7)		763	(15.8)
Other assets	6,276	8.0		6,276	7.7
Total assets/liabilities & shareholders’ equity	42,640	1.6		42,640	0.9
Customer deposits**	23,253	(1.4)		23,253	(1.4)
Marketable debt securities**	3,811	69.6		3,811	59.1
Subordinated debt**	0	79.1		0	57.2
Insurance liabilities	80	0.9		80	(8.0)
Due to credit institutions**	12,271	(5.0)		12,271	(8.0)
Other liabilities	641	27.9		641	116.6
Shareholders’ equity***	2,583	(2.8)		2,583	1.4
Other managed and marketed customer funds	2,396	7.6		2,396	11.0
Mutual and pension funds	2,174	6.2		2,174	6.1
Managed portfolios	222	23.7		222	103.3
Managed and marketed customer funds	29,460	5.0		29,460	4.7
RATIOS (%) Y OPERATING MEANS
ROE	5.95	0.56	p.	5.67	2.07	p.
Efficiency ratio (with amortisations)	51.0	(2.5	p.)	52.2	(0.7	p.)
NPL ratio	8.16	(0.10	p.)	8.16	0.75	p.
NPL coverage	53.1	2.5	p.	53.1	0.7	p.
Number of employees	5,515	0.1		5,515	(1.7)
Number of branches	626	(1.1)		626	(3.8)

(*)	Including dividends, income from the equity-accounted method and other operating income/expenses
(**)	Including all on-balance sheet balances for this item
(***)	Not including profit of the year

JANUARY - JUNE

30	FINANCIAL REPORT 2014	INFORMATION BY PRINCIPAL SEGMENTS

¢ PORTUGAL

è	Attributable profit of EUR 39 million, 9.6% more than the first quarter due to higher net operating income (+9.5%) backed by higher gross income and control of costs.

è	Profit was 62.6% higher than in the first half of 2013, backed by:

•	Increase of 6.3% in net interest income thanks to the improvement in the cost of funding.

•	Fall in costs (-1.1%) and in provisions (-40.8%), continuing the trends of previous quarters.

è	The net loan-to-deposit ratio improved to 104%.

Santander Totta is the country’s third largest bank by assets and focuses on retail banking, It has 626 branches, two million customers and a 10% market share.

Economic environment

The economy continued to improve moderately in terms of domestic demand, especially investment. The labour market reflects the upturn: the jobless rate of 15.1% is 2.4 points less than in March 2013.

The stronger domestic demand is having a positive impact on public accounts thanks to the rise in tax receipts, particularly income tax and VAT. There are risks, however, associated with the impact of the decisions of the Constitutional Court as it struck down wage reductions and still has to decide on cuts to pensions. If the government does not take measures to compensate the impact on the budget deficit, it will be 0.5 percentage points of GDP, which is not a very significant risk.

The economic and financial adjustment programme is over. The government has been able to finance itself long term in the last few months in the markets at lower interest rates. The 10-year euro government bond yield at the last auction was 3.25%.

Strategy

Santander Totta’s strategy remained very focused on increasing profitability. Managing net interest income and non-performing loans continue to be the critical objectives, as well as increasing market share.

Activity

At the end of June the CRD IV/CRR CET1 ratio was 14.7%, well above the minimum requirement (8%). The Bank returned to the international markets in the first half, with two issues of covered bonds. The first one in April was EUR 1,000 million at three years and the second, in June, EUR 750 million at five years. Demand for the issues was strong, and the Bank reduced its exposure to the European Central Bank.

Deposits excluding repos declined 4% year-on-year, due to the strategy of improving the cost. Lending fell 4% in a deleveraging environment, producing a market share gain of 25 b.p. in 12 months, both in companies and individual customers. The net loan-to-deposit ratio was 104% in June 2014.

Net entries of NPLs have been on a downward trend since the second quarter of 2013. The NPL ratio was 8.16% at the end of June, after stabilising in recent months, while coverage was 53%. In local criteria, the NPL and coverage ratios remained significantly better than Portugal’s average.

Results

Net interest income in the second quarter was the highest of the last seven quarters, which coupled with a good quarter in trading gains produced a 4.0% rise in gross income over the first quarter. Combined with control of costs (-0.7%), net operating income was 9.5% higher than in the first quarter.

Profit was 62.6% higher than in the first half of 2013 at EUR 74 million, due to higher gross income and lower costs and provisions.

Net interest income rose 6.3% thanks to management of volumes and spreads, fee income dropped 19.0% (partly due to the impact of regulatory measures) and trading gains rose 33.9%.

Operating expenses were 1.1% lower and together with higher gross income improved the efficiency ratio by 0.7 points to 52.2%.

Loan-loss provisions declined 40.8%, due to lower net entries on NPLs over the last 12 months.

(*) Customer deposits + mutual funds

JANUARY - JUNE

INFORMATION BY PRINCIPAL SEGMENTS	FINANCIAL REPORT 2014	31

¢ POLAND (EUR million)

		o/ 1Q’14				o/ 1H’13
	2Q’14%			% w/o FX	1H’14%			% w/o FX
INCOME STATEMENT
Net interest income	217	4.7		4.3	425	14.7		14.7
Net fees	111	1.2		0.7	220	11.4		11.4
Gains (losses) on financial transactions	7	(39.8)		(40.1)	18	(71.7)		(71.7)
Other operating income*	18	204.9		204.1	24	25.3		25.3
Gross income	353	5.6		5.1	687	5.5		5.5
Operating expenses	(148)	0.8		0.4	(294)	(1.1)		(1.1)
General administrative expenses	(136)	0.8		0.4	(270)	0.3		0.3
Personnel	(76)	(0.5)		(0.9)	(153)	(3.7)		(3.7)
Other general administrative expenses	(59)	2.5		2.1	(117)	6.1		6.1
Depreciation and amortisation	(12)	0.9		0.5	(24)	(14.4)		(14.4)
Net operating income	205	9.3		8.9	393	11.0		11.0
Net loan-loss provisions	(42)	(2.4)		(2.9)	(85)	(9.1)		(9.1)
Other income	(16)	459.5		458.1	(19)	—		—
Profit before taxes	147	3.9		3.4	289	10.7		10.7
Tax on profit	(28)	3.6		3.1	(54)	12.3		12.3
Profit from continuing operations	120	3.9		3.5	235	10.3		10.3
Net profit from discontinued operations	—	—		—	—	—		—
Consolidated profit	120	3.9		3.5	235	10.3		10.3
Minority interests	32	5.2		4.7	63	20.6		20.6
Attributable profit to the Group	88	3.5		3.1	173	7.0		7.0
BALANCE SHEET
Customer loans**	17,064	2.0		1.6	17,064	6.8		2.3
Trading portfolio (w/o loans)	799	(1.3)		(1.6)	799	21.4		16.3
Available-for-sale financial assets	4,214	(17.8)		(18.1)	4,214	(8.3)		(12.1)
Due from credit institutions**	607	(51.7)		(51.8)	607	44.1		38.0
Intangible assets and property and equipment	214	(4.2)		(4.5)	214	(4.0)		(8.0)
Other assets	2,570	12.4		12.0	2,570	105.3		96.7
Total assets/liabilities & shareholders’ equity	25,467	(3.6)		(4.0)	25,467	10.1		5.5
Customer deposits**	18,325	(2.5)		(2.9)	18,325	10.4		5.8
Marketable debt securities**	120	(0.6)		(1.0)	120	—		—
Subordinated debt**	336	0.4		0.0	336	1.6		(2.7)
Insurance liabilities	79	(2.3)		(2.7)	79	—		—
Due to credit institutions**	1,562	(29.6)		(29.8)	1,562	(8.8)		(12.6)
Other liabilities	3,111	12.2		11.8	3,111	14.9		10.1
Shareholders’ equity***	1,933	(7.9)		(8.2)	1,933	8.0		3.5
Other managed and marketed customer funds	3,647	2.6		2.2	3,647	7.4		2.9
Mutual and pension funds	3,556	2.9		2.6	3,556	8.0		3.5
Managed portfolios	91	(9.7)		(10.0)	91	(11.3)		(15.0)
Managed and marketed customer funds	22,429	(1.7)		(2.0)	22,429	10.4		5.8
RATIOS (%) Y OPERATING MEANS
ROE	17.79	1.15	p.		17.32	0.54	p.
Efficiency ratio (with amortisations)	41.8	(2.0	p.)		42.8	(2.8	p.)
NPL ratio	7.42	0.07	p.		7.42	(0.66	p.)
NPL coverage	65.3	0.7	p.		65.3	6.0	p.
Number of employees	12,058	(0.9)			12,058	(3.6)
Number of branches	817	(1.6)			817	(6.7)

(*)	Including dividends, income from the equity-accounted method and other operating income/expenses
(**)	Including all on-balance sheet balances for this item
(***)	Not including profit of the year

(*) In euros: +9.3%	(*) In euros: +3.5%

JANUARY - JUNE

32	FINANCIAL REPORT 2014	INFORMATION BY PRINCIPAL SEGMENTS

¢ POLAND (all changes in local currency)

è	Attributable profit in the second quarter of EUR 88 million, 3.1% more than the first quarter of 2014.

è	Attributable profit in the first half of EUR 173 million, 7.0% more year-on-year, due to the good performance of revenues and expenses.

è	Solid funding structure: net loan-to-deposit ratio of 93%.

è	Continuation of Next Generation Bank, a strategic programme to become the bank of first choice for customers.

In two years, BZ WBK has become the third largest bank in Poland in terms of loans and deposits (market shares of 7.4% and 8.0% at the end of May, respectively). It has 817 branches and 113 agencies.

The Group’s business model in Poland continues to focus on retail banking, coupled with a leading presence in asset management, brokerage of securities, factoring and leasing.

Economic environment

The Polish economy accelerated more than expected at the start of 2014. GDP growth reached 3.4% year-on-year in the first quarter of 2014, fuelled mainly by strong domestic demand. The unemployment rate continue to improve substantially (12.5% in May).

The inflation fell to nearly zero in the second quarter so the central bank kept official interest rates at a record low of 2.5%. The Polish zloty fluctuated over the situation of the markets between 4.09 and 4.21PLN/EUR.

Strategy

The completion of the merger of BZ WBK and Kredyt Bank is one of the main focuses of management. The process is proceeding faster than envisaged, with an effective cost management and a productivity improvement of the former Kredyt Bank branches. The merger is expected to be completed in the third quarter of 2014.

BZ WBK is the market leader in cards, mobile and electronic banking, and continued to offer innovative products and solutions for retail customers as well as for companies. In the second quarter of 2014, Two Factor System was launched, rolling-out the financing business for export companies, and also the mobile account Worth Recommending Account was launched.

In addition, the bank is continuing the Next Generation Bank programme, a model in the development of the bank at all levels, involving the Bank’s Management Board, all businesses and products to focus on customers and their satisfaction. The key objective is to become the Bank of first choice for a segmented customer base while operating an optimum operational model taking advantage of synergies.

Activity

At the end of June 2014, a very solid funding structure was maintained with a net loan-to-deposit ratio of 93%. In year-on-year terms, lending (excluding repos) rose 2% and deposits (excluding repos) 6%, in local currency. Over the first quarter, lending grew 3% and deposits dropped 3%, because of time deposits. Volumes will recover parallel to the economy. There are already positive signs in leasing, factoring, current accounts of affluent clients, consumer business and companies (the latter rose 5% year-on-year).

Results

Attributable profit of EUR 88 million in the second quarter of 2014, 3.1% more than in the first quarter, backed by a rise in net operating income (+8.9%).

In the second quarter of 2014 gross income rose 5.1%, mainly due to net interest income (+4.3%) and the receipt of dividends that usually occurs in the second quarter of each year. Operating expenses were virtually unchanged (+0.4%), reflecting some increases in administrative expenses related to higher marketing costs.

Compared to the first half of 2013, attributable profit was 7.0% higher, impacted by the sharp drop in trading gains, due to the high results obtained in 2013 from interest rates cuts. Excluding this impact, attributable profit rose over 20%.

Of note was the growth in total commercial revenues which were 13.5% higher year-on-year, backed by net interest income (+14.7%), underscored by good management of spreads, mainly on funding. Net fee income rose 11.4%, with notable growth in that from higher credit fees (commercial credit), higher insurance fees and higher transaction volumes.

The higher commercial revenues were partially offset by the lower trading gains (-71.7%).

Operating expenses were 1.1% lower due to the synergies obtained. Loan-loss provisions decreased 9.1% in a better economic environment which allowed a further reduction in the NPL ratio to 7.42% in June (8.08% in June 2013). Coverage was 65%.

(*) Customer deposits + mutual funds	(*) In euros: +5.6%

JANUARY - JUNE

INFORMATION BY PRINCIPAL SEGMENTS	FINANCIAL REPORT 2014	33

¢ SANTANDER CONSUMER FINANCE (EUR million)

	2Q’14	% o/ 1Q’14		1H’14	% o/ 1H’13
INCOME STATEMENT
Net interest income	612	5.4		1,192	2.0
Net fees	211	(4.0)		430	10.5
Gains (losses) on financial transactions	1	242.0		1	—
Other operating income*	4	—		3	—
Gross income	827	3.4		1,626	4.9
Operating expenses	(357)	(2.4)		(722)	4.3
General administrative expenses	(307)	0.5		(612)	4.0
Personnel	(163)	(0.7)		(327)	1.9
Other general administrative expenses	(144)	1.9		(285)	6.5
Depreciation and amortisation	(50)	(17.3)		(110)	6.2
Net operating income	470	8.3		904	5.3
Net loan-loss provisions	(123)	(5.2)		(252)	(16.5)
Other income	(17)	26.2		(31)	(38.3)
Profit before taxes	330	13.5		621	22.6
Tax on profit	(85)	30.0		(151)	34.1
Profit from continuing operations	245	8.7		470	19.3
Net profit from discontinued operations	(0)	2.5		(0)	108.1
Consolidated profit	245	8.7		470	19.3
Minority interests	7	10.8		14	(19.4)
Attributable profit to the Group	237	8.6		456	21.0
BALANCE SHEET
Customer loans**	58,058	1.1		58,058	3.7
Trading portfolio (w/o loans)	270	(69.3)		270	(70.8)
Available-for-sale financial assets	591	23.7		591	(2.5)
Due from credit institutions**	6,528	(9.9)		6,528	(5.8)
Intangible assets and property and equipment	795	(12.9)		795	(17.6)
Other assets	3,073	(2.9)		3,073	18.4
Total assets/liabilities & shareholders’ equity	69,315	(1.1)		69,315	1.9
Customer deposits**	30,736	0.4		30,736	(0.8)
Marketable debt securities**	13,503	20.4		13,503	91.7
Subordinated debt**	65	1.2		65	505.4
Insurance liabilities	—	—		—	—
Due to credit institutions**	13,772	(17.0)		13,772	(26.2)
Other liabilities	3,378	(9.0)		3,378	(8.6)
Shareholders’ equity***	7,861	(0.6)		7,861	3.2
Other managed and marketed customer funds	7	3.0		7	9.8
Mutual and pension funds	7	3.0		7	9.8
Managed portfolios	—	—		—	—
Managed and marketed customer funds	44,310	5.8		44,310	16.5
RATIOS (%) Y OPERATING MEANS
ROE	12.05	0.73	p.	11.71	1.98	p.
Efficiency ratio (with amortisations)	43.1	(2.6	p.)	44.4	(0.2	p.)
NPL ratio	4.07	(0.07	p.)	4.07	0.03	p.
NPL coverage	105.2	0.1	p.	105.2	(1.7	p.)
Number of employees	12,272	0.4		12,272	0.3
Number of branches	576	(0.2)		576	(7.7)

(*)	Including dividends, income from the equity-accounted method and other operating income/expenses
(**)	Including all on-balance sheet balances for this item
(***)	Not including profit of the year

JANUARY - JUNE

34	FINANCIAL REPORT 2014	INFORMATION BY PRINCIPAL SEGMENTS

¢ SANTANDER CONSUMER FINANCE

è	Second quarter attributable profit of EUR 237 million, 8.6% more than the first quarter due to higher net operating income and lower provisions.

è	Attributable profit for the first half rose 21.0% year-on-year, spurred by:

•	Gross income (+4.9%) mainly driven by fee income (+10.5%).

•	Lower loan-loss provisions (-16.5%) as a result of maintaining the high credit quality.

è	Solid business model that produced further rises in profitable market share.

•	Agreement in the second quarter to acquire GE Capital’s consumer finance business in Sweden, Norway and Denmark.

Economic environment

The units of Santander Consumer Finance (SCF) in Continental Europe conducted their business in an environment of incipient recovery in consumption and car sales (+5% y-o-y in our footprint), and also growing competition.

Strategy

In this environment SCF continued to gain market share, backed by a business model that has strengthened during the crisis. Its main planks are a high degree of geographic diversification and with critical mass in key products, greater efficiency than our peers and a common system of risk control and recoveries, giving SCF high credit quality. The focus in 2014 is on:

•	Boosting new lending and crossed-selling, tailored to each market and backed by brand agreements and penetration in the used car market.

•	Exploiting its competitive advantages in the European consumer finance market.

The fruit of these advantages was the agreement in the second quarter to acquire GE Capital’s consumer finance business in Sweden, Norway and Denmark. This business, basically direct credit and cards, will complement SCF’s leadership in the region in auto finance. The transaction is expected to be completed during the second half of 2014.

Activity

SCF’s gross lending was around EUR 61,000 million in June (+4% y-o-y). Growth in all the main units in central and northern Europe and declines in countries on the periphery, on a like-for-like basis, although there are signs of slight improvement in Spain.

New loans rose 12% in the last 12 months, driven by direct credit and cards (+29%) and new auto finance (+10%), which rose at double the rate of car sales. All units increased their business in local currency (Poland: +36% and Nordic countries: +12%). Peripheral countries grew faster than the area’s average but on low volumes, while the growth of Germany (+4%) was double that of the sector in new auto finance.

On the funding side, stable customer deposits (around EUR 31,000 million), differentiating us from our competitors. Greater recourse to wholesale funds (EUR 4,600 million captured in the first half via senior issues and securitisations). At the end of June, customer deposits and medium- and long-term issuances and securitisations financed 74% of the area’s net lending.

Results

Attributable profit of EUR 237 million in the second quarter was 8.6% higher than in the first quarter. Faster pace in gross income (+3.4%), due to net interest income, and lower costs (-2.4%) pushed up net operating income by 8.3%. Provisions remained stable at low levels (cost of credit below 1%), reflecting the high credit quality for the standards of the business (NPL ratio of 4.07% and coverage of 105%).

Solid year-on-year growth in the first half, partly due to the perimeter effect. Of note was higher gross income (+4.9%), spurred by fee income (+10.5%), and lower provisions (-16.5%) which more than offset the rise in costs (+4.3%). Attributable profit increased 21.0% to EUR 456 million.

The profit before tax of all the large countries increased in year-on-year terms. Of note was strong growth in Poland, the Nordic countries, Spain and Portugal (around 20% or more), Italy’s return to profit and more moderate rises in Germany.

The UK (included in Santander UK for accounting purposes) posted an attributable profit for the first half of EUR 61 million (+5.7% in sterling year-on-year).

JANUARY - JUNE

INFORMATION BY PRINCIPAL SEGMENTS	FINANCIAL REPORT 2014	35

¢ UNITED KINGDOM (EUR million)

		o/ 1Q’14				o/ 1H’13
	2Q’14%			% w/o FX	1H’14%			% w/o FX
INCOME STATEMENT
Net interest income	1,035	4.7		3.1	2,024	25.5		21.2
Net fees	247	(0.0)		(1.6)	494	(2.2)		(5.6)
Gains (losses) on financial transactions	69	(11.4)		(13.0)	147	(40.2)		(42.3)
Other operating income*	4	(71.2)		(72.2)	19	54.7		49.4
Gross income	1,356	2.0		0.4	2,685	12.9		9.1
Operating expenses	(701)	1.1		(0.5)	(1,395)	5.2		1.6
General administrative expenses	(596)	2.9		1.2	(1,175)	3.8		0.3
Personnel	(387)	1.9		0.3	(767)	8.5		4.7
Other general administrative expenses	(209)	4.6		3.0	(408)	(3.9)		(7.2)
Depreciation and amortisation	(106)	(7.5)		(9.1)	(220)	13.4		9.5
Net operating income	654	3.0		1.4	1,290	22.7		18.4
Net loan-loss provisions	(87)	(27.4)		(28.8)	(207)	(26.3)		(28.8)
Other income	(63)	35.5		33.6	(109)	(24.3)		(26.9)
Profit before taxes	504	7.6		5.9	973	55.5		50.1
Tax on profit	(105)	12.8		11.2	(198)	58.8		53.3
Profit from continuing operations	399	6.3		4.6	775	54.7		49.3
Net profit from discontinued operations	—	—		—	—	(100.0)		(100.0)
Consolidated profit	399	6.3		4.6	775	59.1		53.6
Minority interests	—	—		—	—	(100.0)		(100.0)
Attributable profit to the Group	399	6.3		4.6	775	59.1		53.6
BALANCE SHEET
Customer loans**	239,237	2.3		(1.0)	239,237	0.4		(6.1)
Trading portfolio (w/o loans)	31,814	1.0		(2.2)	31,814	(7.8)		(13.8)
Available-for-sale financial assets	9,675	15.8		12.0	9,675	60.2		49.8
Due from credit institutions**	14,391	(19.0)		(21.6)	14,391	(10.5)		(16.3)
Intangible assets and property and equipment	2,347	(6.5)		(9.5)	2,347	(1.3)		(7.7)
Other assets	39,704	(10.4)		(13.3)	39,704	(20.1)		(25.3)
Total assets/liabilities & shareholders’ equity	337,169	(0.4)		(3.6)	337,169	(2.8)		(9.1)
Customer deposits**	193,431	(0.8)		(4.0)	193,431	(1.3)		(7.7)
Marketable debt securities**	65,816	(0.8)		(4.0)	65,816	(1.7)		(8.1)
Subordinated debt**	5,931	2.0		(1.3)	5,931	14.1		6.7
Insurance liabilities	—	—		—	—	—		—
Due to credit institutions**	27,320	(5.8)		(8.9)	27,320	(3.1)		(9.4)
Other liabilities	30,517	8.4		4.9	30,517	(18.5)		(23.8)
Shareholders’ equity***	14,153	0.3		(3.0)	14,153	8.1		1.0
Other managed and marketed customer funds	9,885	2.6		(0.7)	9,885	(7.5)		(13.5)
Mutual and pension funds	9,740	2.6		(0.7)	9,740	(8.9)		(14.8)
Managed portfolios	145	3.1		(0.2)	145	—		—
Managed and marketed customer funds	275,063	(0.6)		(3.8)	275,063	(1.3)		(7.8)
RATIOS (%) Y OPERATING MEANS
ROE	11.30	0.36	p.		11.14	3.72	p.
Efficiency ratio (with amortisations)	51.7	(0.5	p.)		52.0	(3.8	p.)
NPL ratio	1.91	0.03	p.		1.91	(0.10	p.)
NPL coverage	41.1	(1.8	p.)		41.1	(1.0	p.)
Number of employees	25,902	1.0			25,902	1.0
Number of branches	1,071	(6.4)			1,071	(10.0)

(*)	Including dividends, income from the equity-accounted method and other operating income/expenses
(**)	Including all on-balance sheet balances for this item
(***)	Not including profit of the year

(*) In euros: +3.0%	(*) In euros: +6.3%

JANUARY - JUNE

36	FINANCIAL REPORT 2014	INFORMATION BY PRINCIPAL SEGMENTS

¢ UNITED KINGDOM (changes in sterling)

è	Attributable profit in the second quarter of £325 million, 4.6% more than in the first quarter of 2014 due to:

•	Net interest income rose 3.1%, increasing for the sixth consecutive quarter.

•	Costs remained broadly stable (-0.5%).

•	Loan-loss provisions fell 28.8%, in a benign credit environment.

è	Marked increase in profit, up 53.6% versus the first half of 2013, underpinned by:

•	Net interest income rose 21.2%, with improving spreads and lower funding costs.

•	Management of costs, up 1.6%, with tight control of business spend to accommodate investment.

•	Loan-loss provisions fell 28.8%, reflecting good credit quality in retail and corporate banking.

è	1|2|3 World continued to grow, reaching 3 million customers.

è	10% growth in commercial loans, to SMEs and larger corporates.

Economic environment

The pick-up in the pace of economic growth has continued in the first half of 2014. GDP grew by 0.8% in each of the first and second quarters and momentum remains strong.

Monetary policy has continued to be supportive for activity, with the quantitative easing programme maintained at £375 billion whilst Bank Rate has been steady at a record low of 0.5% since March 2009. Unemployment has fallen below the 7% threshold, but the Monetary Policy Committee is now monitoring a wider range of spare capacity indicators in the economy. The squeeze on real average earnings has continued in the first half of 2014.

Households’ borrowing, although improving, remains subdued, growing by 1.9%. Borrowing by non-financial corporates is now broadly steady having been consistently negative in recent years.

Strategy

Santander UK’s strategy remains focused on three priorities: loyal and satisfied retail customers; ‘Bank of Choice’ for UK companies; and consistent profitability and a strong balance sheet.

In line with this strategy, Santander UK continues to develop innovative products. In Retail Banking this is led by 1|2|3 World (current account, credit card, savings, etc.), which is deepening customer relationships and realising greater transactionality and increased loyalty. This offering remains one of the most successful in the UK market and has contributed to a 65% increase in current account balances over the past twelve months. The Select proposition, for affluent customers, will be promoted more to build customer relationships and offer differentiated products and services for this segment.

Santander UK is becoming more diversified, with the growth of its Commercial Banking capability expanding its presence in this market. Support for UK businesses continued with increased commercial lending, rising 10% in the last twelve months, with underlying double-digit growth in liabilities and increased account activity.

Balance sheet strength underpins this strategy; capital, funding and liquidity are all robust. Santander UK maintains a leading capital position among the main UK banks. At the end of June 2014 the CRD IV end point Common Equity Tier 1 Capital ratio stood at 11.8% whilst the leverage ratio was 3.6%.

PRA eligible liquid assets have been managed down given regulatory guidance and greater stability in the capital markets. The Liquidity Coverage Ratio (LCR) was 107%.

Activity

Santander UK is focused on the United Kingdom. Around 79% of customer loans are prime mortgages for homes in the UK. The portfolio of mortgages is of high quality, with an average stock LTV of 49%. There is no exposure to self-certified or subprime mortgages, whilst buy to let loans are around 2% of customer loans. In local criteria, customer loans amounted to £188,400 million, 1% lower than in June 2013. This was largely due to a 2% reduction in mortgage loans, where over the last 2-years we had a policy of deleveraging. This was partially offset by the growth in commercial lending.

Gross mortgage lending amounted to £12,847 million, 62% more than in the first half of 2013, including £2.6bn to first time buyers and £500 million of Help to Buy. A positive trend in balance growth was evident in the first half of 2014, and is expected to grow for the remainder the year, in line with the market.

Commercial Banking loans increased 10% to £23,100 million, with loan growth in both SMEs and large corporates. SME loans totalled £11,900 million.

Customer deposits of £150,700 million have remained broadly flat since June 2013. In Retail Banking the managed reduction of more rate sensitive and less stable deposits continued, with their replacement by those deposits that offer better relationship opportunities. Commercial Banking deposits have grown by 6%.

At the end of June 2014, there were 3 million customers in 1|2|3 World, an increase of 1.1 million customers in a year. The 1|2|3 Current Account attracts more loyal customers, with most of these customers having their primary bank account with Santander UK, maintaining higher balances and greater transaction volumes. Current account balances grew to £35,100 million, up 65% since June 2013 and rising 26% since December 2013.

Santander UK is strengthening its position as a leading retail customer relationship bank in the United Kingdom. Volumes of retail loans and deposits are now both improving, up 1% and 2% respectively in the second quarter of 2014.

JANUARY - JUNE

INFORMATION BY PRINCIPAL SEGMENTS	FINANCIAL REPORT 2014	37

Santander UK remains the leading choice for retail customers switching their current account provider, with a net gain of 12% of accounts transferred since the launch of the current account switching service in September 2013, according to independent research. Since September, almost one-in-four of all customers who have moved banks have come to Santander UK.

All this is being recognised with various awards. At the MoneySuperMarket Awards, Santander UK won the Best Current Account Provider as well as taking the top award of Best Overall Provider. Santander UK received the Your Money Award for the best branch network. Santander for Intermediaries was named Best Lender by Coreco. Santander UK was named Best Business Current Account Provider - and Business Start-up Bank of the Year - at the Business Moneyfacts Awards.

Results

Attributable profit of £325 million, 4.6% more than in the first quarter of 2014.

Net interest income increased 3.1%. It rose for the sixth quarter running and was at its highest of the last ten quarters. There was growth in commercial lending, whilst improving mortgage volumes offset some of the pressure on mortgage stock margins. Net fee income and trading gains declined, mainly reflecting weaker performances in Retail Banking.

Operating expenses decreased by 0.5%. Management is focused on efficiencies, for costs to grow at a slower pace than revenues and for expenses to absorb increased investment in the business.

Provisions for loan losses amounted to £71 million, the lowest in the last five years, with a broad improvement in credit quality in Retail and Commercial Banking.

Compared to the first six months of 2013, attributable profit was 53.6% higher.

This growth was largely due to net interest income, which increased 21.2%. The improved Banking NIM particularly reflected the lower cost of retail liabilities. In addition, commercial lending increased.

Total commercial revenues were 14.8% higher, with growth in net interest income more than offsetting lower fee income in Retail Banking.

Operating expenses were £1,145 million (+1.6%), reflecting continued investment in the growth of the businesses serving SME and corporate customers as we expanded into new financial centres across the UK and increase the technology and digital capabilities. The investment programmes continued to support the transformation of the business and provide the underpinning for future efficiency improvements. The efficiency ratio of 52.0% improved by 3.8 p.p. compared to the first half of 2013.

Loan-loss provisions fell 28.8%, with improved credit quality. The NPL ratio of 1.91% was lower than 1.98% in December 2013. The stock of residential properties in possession remained very low at 0.05% of the total mortgage portfolio.

In short, the results demonstrate a further improvement in performance and continued the progress evident through the year, particularly in net interest income. Net interest income/average customer assets improved to 1.80% in the first half of 2014, from 1.46% in the first half of 2013.

(*) Customer deposits + mutual funds	(*) In euros: +2.0%

JANUARY - JUNE

38	FINANCIAL REPORT 2014	INFORMATION BY PRINCIPAL SEGMENTS

¢ LATIN AMERICA (EUR million)

		o/ 1Q’14				o/ 1H’13
	2Q’14%			% w/o FX	1H’14%			% w/o FX
INCOME STATEMENT
Net interest income	3,496	4.5		0.7	6,842	(13.6)		2.3
Net fees	1,100	5.0		1.8	2,148	(12.4)		4.5
Gains (losses) on financial transactions	115	(8.3)		(7.8)	241	(56.1)		(48.0)
Other operating income*	42	—		—	39	29.3		49.1
Gross income	4,753	5.2		1.7	9,270	(15.3)		0.4
Operating expenses	(1,952)	3.9		0.6	(3,831)	(10.9)		5.9
General administrative expenses	(1,768)	5.3		2.1	(3,446)	(10.1)		6.8
Personnel	(991)	6.2		3.1	(1,924)	(10.9)		5.9
Other general administrative expenses	(777)	4.1		0.8	(1,522)	(9.2)		8.0
Depreciation and amortisation	(184)	(8.0)		(11.4)	(384)	(17.3)		(2.0)
Net operating income	2,802	6.2		2.5	5,440	(18.2)		(3.2)
Net loan-loss provisions	(1,281)	3.4		(0.9)	(2,520)	(28.8)		(16.0)
Other income	(179)	11.4		6.4	(340)	65.4		102.6
Profit before taxes	1,341	8.3		5.3	2,580	(11.2)		5.3
Tax on profit	(326)	(0.6)		(3.7)	(654)	5.2		27.5
Profit from continuing operations	1,015	11.5		8.6	1,926	(15.7)		(0.5)
Net profit from discontinued operations	—	—		—	—	—		—
Consolidated profit	1,015	11.5		8.6	1,926	(15.7)		(0.5)
Minority interests	215	8.3		4.9	414	(13.6)		0.3
Attributable profit to the Group	800	12.4		9.6	1,512	(16.2)		(0.7)
BALANCE SHEET
Customer loans**	136,325	5.1		2.2	136,325	0.3		8.0
Trading portfolio (w/o loans)	33,960	24.4		21.2	33,960	11.5		16.6
Available-for-sale financial assets	25,052	(6.2)		(9.3)	25,052	16.3		23.3
Due from credit institutions**	22,442	(0.9)		(3.4)	22,442	(4.9)		0.6
Intangible assets and property and equipment	3,852	0.1		(3.1)	3,852	(4.2)		2.6
Other assets	44,619	2.9		(0.3)	44,619	1.1		7.3
Total assets/liabilities & shareholders’ equity	266,251	5.0		2.0	266,251	2.5		9.4
Customer deposits**	127,903	1.3		(1.4)	127,903	(3.3)		4.0
Marketable debt securities**	31,792	14.2		10.4	31,792	3.5		9.4
Subordinated debt**	6,760	1.5		(1.8)	6,760	61.4		71.3
Insurance liabilities	—	—		—	—	—		—
Due to credit institutions**	30,227	18.6		15.2	30,227	14.7		21.6
Other liabilities	48,071	4.6		1.6	48,071	11.7		18.0
Shareholders’ equity***	21,497	0.4		(2.4)	21,497	(7.3)		(1.4)
Other managed and marketed customer funds	76,454	7.9		4.5	76,454	16.7		22.5
Mutual and pension funds	65,315	8.4		4.8	65,315	15.8		21.5
Managed portfolios	11,140	5.0		3.0	11,140	22.2		28.9
Managed and marketed customer funds	242,910	4.9		1.8	242,910	4.4		11.3
RATIOS (%) Y OPERATING MEANS
ROE	14.96	1.17	p.		14.42	(0.70	p.)
Efficiency ratio (with amortisations)	41.1	(0.5	p.)		41.3	2.1	p.
NPL ratio	5.03	(0.03	p.)		5.03	(0.20	p.)
NPL coverage	86.3	0.2	p.		86.3	0.2	p.
Number of employees	83,299	(1.2)			83,299	(3.9)
Number of branches	5,705	(0.4)			5,705	(3.0)

(*)	Including dividends, income from the equity-accounted method and other operating income/expenses
(**)	Including all on-balance sheet balances for this item
(***)	Not including profit of the year

(*) In euros: +6.2%	(*) In euros: +12.4%

JANUARY - JUNE

INFORMATION BY PRINCIPAL SEGMENTS	FINANCIAL REPORT 2014	39

¢ LATIN AMERICA (all changes in constant currency)

è	Attributable profit of EUR 800 million, 9.6% more than the first quarter.

•	Gross income rose 1.7% due to higher net interest income and fee income.

•	Costs increased a little (+0.6%), partly due to salary agreements.

•	Loan-loss provisions were lower (-0.9%) mainly due to Brazil.

è	Profit was 0.7% lower year-on-year in the first half at EUR 1,512 million.

•	Gross income was unchanged. Net interest income and fee income, the most recurring revenues, rose 2.8%, offsetting the lower trading gains.

•	Higher costs (+5.9%) from investment in business development (Mexico, Chile and Argentina). Brazil’s rose well below inflation.

•	Loan-loss provisions fell 16.0% due to Brazil and Chile.

è	Lending increased 9% year-on-year and customer funds 13%, with growth in all units.

Grupo Santander has the region’s largest international franchise. It has 5,705 traditional branches and points of attention, over 48 million customers and market shares of 9.9% in loans and 9.5% in deposits.

Economic environment

Following the slowdown in 2013, Latin America showed some stabilisation at the start of the year, maintaining the first quarter year-on-year growth at 2.1%, without changes over the fourth quarter and faster growth in Colombia and Mexico.

Average inflation (excluding Argentina) continued to rise in the second quarter to 5% (May) from 4.9% in the first quarter and 4.7% in 2013. The rise was general except in Mexico whose inflation dropped from 3.8% in March to 3.5%.

The monetary policies of the main countries continued to vary, depending on inflationary pressures. In Mexico, where inflation was in line with medium-term targets, the central bank cut the benchmark interest rate in June by 50 b.p. to 3%, while in Chile, the central bank cut the reference rate by 25 b.p. to 3.75%. Brazil’s central bank has held its Selic rate at 11% since April, as private consumption has slowed and the rate has risen by 300 b.p. over the last 12 months. Inflationary pressures are expected to ease in the coming months.

In the second quarter, currencies appreciated against the dollar, leaving behind the period of volatility that affected them in the first quarter. The evolution was still varied, with the Brazilian and Colombian currencies strengthening in particular. The region continued to be well prepared for any possible bouts of volatility: high level of reserves (more than $750,000 million), moderate budget deficits and low ratios of public and private external debt.

In the main countries where Santander operates (Brazil, Mexico, Chile, Argentina and Uruguay), the financial systems’ banking business (loans + deposits) grew 12% year-on-year.

Lending rose 13% and deposits grew 10%.

Strategy

The strategy continued to focus on expanding, consolidating and improving the business of the commercial franchise. The range of products and services was strengthened in the second quarter and tailored to suit customers’ needs. This will spur long-term growth in business.

Improving customer transactions is a key factor to ensure growth, particularly recurring revenues, while remaining vigilant of the quality of risks. The measures being put in place to improve efficiency should be reflected in profitability.

The Group’s main developments and results are set out below. All percentage changes exclude the exchange rate impact.

Activity

Lending (excluding repos) increased 9% year-on-year. By products: cards increased 14%, commercial credit (companies in all their range and institutions) 10%, consumer credit was flat and mortgages rose 17%. Total lending in the second quarter rose 2%, with that in Argentina, Uruguay and Mexico increasing by between 2% and 7% while Brazil’s and Chile’s was flat.

Deposits excluding repos increased 8% year-on-year, with demand deposits up 14% and time deposits 3%, while mutual funds increased 21%. Over the first quarter, deposits without repos and mutual funds increased 5%.

Results

In the second quarter gross income was EUR 4,753 million, 1.7% higher than the first quarter (excluding the exchange rate impact).

Net interest income rose 0.7%, due to stable volumes and spreads. Net fee income rose 1.8% and trading gains dropped 7.8% due to lower revenues.

Operating expenses increased 0.6%, mainly due to the annual salary adjustment stipulated in the collective bargaining agreement in Chile, as well as new developments and investments in technology. Net operating income increased 2.5% to EUR 2,802 million.

Loan-loss provisions declined 0.9%, due to Brazil, which continued the trends shown in the first quarter.

The NPL ratio was 5.03% and coverage 86%, both virtually the same as in December 2013.

JANUARY - JUNE

40	FINANCIAL REPORT 2014	INFORMATION BY PRINCIPAL SEGMENTS

¢ LATIN AMERICA. INCOME STATEMENT (EUR million)

	Net operating income						Attibutable profit to the Group
		o/ 1Q’14			o/ 1H’13			o/ 1Q’14			o/ 1H’13
	2Q’14%		% w/o FX	1H’14%		% w/o FX	2Q’14%		% w/o FX	1H’14%		% w/o FX
Brazil	1,791	4.2	(1.7)	3,509	(24.0)	(10.2)	395	8.5	2.6	758	(17.5)	(2.5)
Mexico	463	13.9	12.1	870	(9.6)	(1.3)	169	22.2	20.3	307	(30.4)	(24.0)
Chile	341	2.7	3.3	672	6.2	28.1	132	7.6	8.2	255	27.1	53.3
Argentina	163	27.7	35.1	291	(11.9)	40.0	79	42.3	50.2	135	(18.4)	29.6
Uruguay	22	(5.4)	(1.1)	45	(6.8)	13.2	12	(11.8)	(7.6)	25	(10.3)	9.0
Peru	8	11.7	11.1	15	21.5	35.7	6	24.9	24.2	10	13.5	26.8
Rest	(18)	47.5	47.4	(30)	(17.9)	(15.0)	(15)	48.0	47.7	(25)	9.8	15.3
Subtotal	2,770	6.4	2.6	5,373	(18.2)	(3.0)	777	13.0	10.1	1,465	(15.8)	0.3
Santander Private Banking	32	(8.6)	(8.5)	66	(18.6)	(15.0)	23	(3.1)	(3.0)	47	(27.7)	(24.5)
Total	2,802	6.2	2.5	5,440	(18.2)	(3.2)	800	12.4	9.6	1,512	(16.2)	(0.7)

After incorporating loan-loss provisions and other provisions, profit before tax was EUR 1,341 million (+5.3%). Including taxes and minority interests, attributable profit was 9.6% higher than in the first quarter at EUR 800 million.

Between the first half of 2013 and the same period of 2014, gross income was almost unchanged, with the following aspects:

•	Net interest income rose 2.3% due to higher volumes, which offset the pressure of spreads and the change of mix to lower cost of credit products, but also with lower spreads, mainly in Brazil and also in Mexico in recent quarters.

•	Fee income increased 4.5%, and was up in all countries, except Chile.

•	Trading gains were down 48.0%, mainly due to lower volatility in 2014 and to portfolio disposals and exchange rates variations in 2013.
•	Operating expenses increased 5.9% year-on-year, partly due to investment in networks (some traditional and others focused on priority customer segments) and business projects, and partly because of inflationary pressures in salary agreements and services contracted.

•	Loan-loss provisions were down 16.0% year-on-year, largely due to Brazil and to a lesser extent Chile.

•	Net operating income after provisions was EUR 2,920 million, 11.6% more than the first half of 2013.

•	Profit before tax was 5.3% higher at EUR 2,580 million.

•	As a result of higher taxes (Brazil, Mexico and Chile) and minority interests attributable profit was down 0.7% at EUR 1,512 million.

•	Retail Banking’s net profit was 10.9% lower and Global Wholesale Banking’s rose 35.1%.

(*) Customer deposits + mutual funds	(*) In euros: +5.2%

JANUARY - JUNE

INFORMATION BY PRINCIPAL SEGMENTS	FINANCIAL REPORT 2014	41

¢ BRAZIL (EUR million)

		o/ 1Q’14			o/ 1H’13
	2Q’14%		% w/o FX	1H’14%		% w/o FX
INCOME STATEMENT
Net interest income	2,295	4.3	(1.5)	4,494	(18.5)	(3.7)
Net fees	685	8.9	2.9	1,314	(14.3)	1.2
Gains (losses) on financial transactions	(37)	—	—	(20)	—	—
Other operating income*	44	563.4	541.5	50	447.2	546.3
Gross income	2,986	4.7	(1.1)	5,838	(20.4)	(6.0)
Operating expenses	(1,196)	5.6	(0.3)	(2,328)	(14.2)	1.3
General administrative expenses	(1,074)	6.8	0.8	(2,079)	(13.7)	1.9
Personnel	(591)	7.5	1.6	(1,140)	(13.7)	2.0
Other general administrative expenses	(483)	5.9	(0.1)	(939)	(13.7)	1.9
Depreciation and amortisation	(122)	(4.0)	(9.6)	(249)	(18.7)	(3.9)
Net operating income	1,791	4.2	(1.7)	3,509	(24.0)	(10.2)
Net loan-loss provisions	(933)	3.1	(2.7)	(1,837)	(35.4)	(23.7)
Other income	(166)	16.2	10.0	(308)	46.4	72.9
Profit before taxes	693	3.2	(2.7)	1,364	(12.8)	3.0
Tax on profit	(188)	(7.0)	(12.5)	(391)	1.2	19.5
Profit from continuing operations	504	7.5	1.6	974	(17.4)	(2.4)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	504	7.5	1.6	974	(17.4)	(2.4)
Minority interests	110	4.1	(1.8)	215	(16.9)	(1.9)
Attributable profit to the Group	395	8.5	2.6	758	(17.5)	(2.5)
BALANCE SHEET
Customer loans**	71,475	4.3	0.1	71,475	0.3	4.1
Trading portfolio (w/o loans)	16,954	49.9	43.7	16,954	38.1	43.4
Available-for-sale financial assets	18,352	(7.3)	(11.0)	18,352	23.6	28.3
Due from credit institutions**	10,129	12.0	7.4	10,129	(9.3)	(5.9)
Intangible assets and property and equipment	2,796	(0.0)	(4.1)	2,796	(5.7)	(2.1)
Other assets	31,608	6.7	2.3	31,608	(2.0)	1.7
Total assets/liabilities & shareholders’ equity	151,315	7.2	2.9	151,315	4.5	8.5
Customer deposits**	68,450	3.8	(0.4)	68,450	(1.1)	2.7
Marketable debt securities**	21,772	9.4	5.0	21,772	1.5	5.4
Subordinated debt**	4,821	5.1	0.9	4,821	54.0	59.9
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions**	16,122	16.6	11.9	16,122	10.6	14.9
Other liabilities	27,974	11.6	7.1	27,974	21.2	25.9
Shareholders’ equity***	12,176	3.3	(0.9)	12,176	(9.0)	(5.6)
Other managed and marketed customer funds	49,593	8.4	4.0	49,593	19.3	23.8
Mutual and pension funds	46,394	8.9	4.5	46,394	20.6	25.2
Managed portfolios	3,199	1.7	(2.5)	3,199	2.7	6.6
Managed and marketed customer funds	144,636	6.2	1.9	144,636	6.8	10.9
RATIOS (%) Y OPERATING MEANS
ROE	13.18	0.60 p.		12.89	(0.24 p. )
Efficiency ratio (with amortisations)	40.0	0.3 p.		39.9	2.9 p.
NPL ratio	5.78	0.04 p.		5.78	(0.71 p. )
NPL coverage	94.8	(0.4 p. )		94.8	3.5 p.
Number of employees	47,205	(2.3)		47,205	(8.1)
Number of branches	3,449	(1.1)		3,449	(6.7)

(*)	Including dividends, income from the equity-accounted method and other operating income/expenses
(**)	Including all on-balance sheet balances for this item
(***)	Not including profit of the year

(*) In euros: +4.2%	(*) In euros: +8.5%

JANUARY - JUNE

42	FINANCIAL REPORT 2014	INFORMATION BY PRINCIPAL SEGMENTS

¢ BRAZIL (all changes in local currency)

è	Attributable profit in the second quarter of EUR 395 million, 2.6% higher than the first quarter due to:

•	Flat costs and lower provisions (-2.7%) again in the second quarter.

•	Gross income declined 1.1%, mainly due to net interest income (-1.5%) and lower trading gains.

è	Attributable profit in the first half was 2.5% lower year-on-year at EUR 758 million.

•	Pre-tax profit rose 3.0% due to control of costs (+1.3%) and lower provisions (-23.7%).

•	Gross income declined 6.0% because of the 3.7% fall in net interest income and reduced trading gains. The change of portfolio mix continued and the squeezing of spreads on loans, which was not offset by the growth in volumes.

è	Lending grew 4% year-on-year and deposits 5% (in the quarter they remained unchanged).

Santander Brazil is the country’s third largest private sector bank by assets and the largest foreign bank in the country. It operates in the main regions, with 3,449 branches and points of banking attention, 15,858 own-brand ATMs and around 30 million customers.

Economic environment

Brazil is the world’s seventh largest economy (in nominal GDP terms), according to the World Bank. GDP grew 1.9% year-on-year in the first quarter.

The labour market is still firm, with the jobless rate close to an historic low. The rate in April was 4.9%.

The central bank’s Selic stood at 11% (+25 b.p. in April, +100 b.p. since the beginning of the year and +300 b.p. in the last 12 months). These hikes should help to contain inflation, which was 6.52% in June and in the upper end of the target range (6.5%).

The system’s lending rose 1% in May (+13% year-on-year), mainly due to earmarked credit (+1% in the month and +22% year-on-year). State banks’ lending grew 19% in the last 12 months and that of private sector banks 5%.

Strategy

Santander Brazil is a universal bank focusing on retail banking. It is expanding its businesses via:

•	Increase preferred banking customers and linkage: simple and efficient segmented products and services, which via a multichannel platform seek to maximize customer satisfaction.

•	Recurrence and sustainability: growth of businesses with greater revenue diversification and rigorous risk management.

•	Productivity: intense agenda of transformation in line with that of the financial industry.

•	Disciplined use of capital and liquidity: to remain financially sound, manage regulatory changes and exploit growth opportunities.

The objectives for 2014 are:

•	Grow the customer base and improve linkage.

•	Focus on products and lower risk profile segments and ones with a high linkage capacity, such as mortgage loans, payroll, agro business and SMEs.

•	Growth in funds aligned with assets.

•	All associated with an increase in business productivity and enhanced efficiency.

Progress was made in the second quarter in the strategic guidelines. Of note from a commercial standpoint were:

1.	Under the strategy to strengthen acquiring business, an agreement was reached to acquire via Santander GetNet Serviços para Meios de Pagamento, S.A. 100% of GetNet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. (GetNet). The acquisition will give Banco Santander Brazil an indirect stake of 88.5% in GetNet. The transaction, subject to regulatory authorization, is expected to be completed during the second half of the year.

2.	New means of payment product, known as Santander Pague Direto, in co-operation with Ambev, Brazil’s leading drinks producer, which offers solutions for SMEs and enables shops to pay for their orders with the Santander terminal more practically, quickly and safely.

3.	Greater focus on core deposits (demand and savings) in order to increase linkage and customer transactions.

4.	Launch of Santander Conta Conecta, a current account for the high-income segments and companies enabling payments to be received with cards in smartphones and tablets.

JANUARY - JUNE

INFORMATION BY PRINCIPAL SEGMENTS	FINANCIAL REPORT 2014	43

Activity

Lending rose 4% year-on-year, with a focus on products with the greatest linkage. Of note was the 32% rise in mortgages, a market where Santander has a low penetration, and agro business (+12%), where the focus was intensified. Loans to large companies increased 11% and that to SMEs declined 8% in the last 12 months, affected by the review of the model in some sub-segments.

Deposits excluding repos increased 5% year-on-year. Demand and savings deposits rose 19% and mutual funds 25%.

In a lower growth environment in the second quarter, the balance of loans and funds remained stable. Mutual funds increased 4%.

The market shares of Santander Brazil in May were 8.0% in loans (11.8% in non-earmarked lending) and 7.5% in deposits.

Results

Attributable profit in the second quarter was EUR 395 million, 2.6% higher than in the first quarter.

Gross income declined 1.1%, mainly due to lower trading gains, resulting from the sharp fall in revenue from markets, and reduced net interest income (-1.5%), which was affected by the portfolio mix and reduced growth in lending. Fee income increased 2.9%, with that from securities up 39.3%, foreign trade 9.2% and cash management 6.2%.

Operating expenses were flat (-0.3%) and the efficiency ratio 40%.

Loan-loss provisions continued to perform well (-2.7%).

The NPL ratio was 5.78% (-71 b.p. in 12 months) and coverage 95%.

In the first half of 2014, gross income declined 6.0% year-on-year to EUR 5,838. Trading gains were negative (high in the first half of 2013 due to sales of portfolios). Net interest income was down 3.7%, due to the change of portfolio mix (reduced participation of higher risk/spread products), and squeezing of spreads on loans.

Fee income rose 1.2% to EUR 1,314 million, driven by cards (+11.6%).

Growth in operating expenses continued to slow down: they rose 1.3% in the first half, well below the inflation rate and reflecting the effort made to control them.

Loan-loss provisions were 23.7% lower year-on-year, continuing the downward trend of recent quarters.

Pre-tax profit rose 3.0% year-on-year to EUR 1,364 million and signaled a change of trend over the falls of previous quarters (-5.5% in the first quarter).

This growth was not reflected in attributable profit (EUR 758 million) because of the higher tax charge.

(*)	Customer deposits + mutual funds

(*)	In euros: +4.7%

JANUARY - JUNE

44	FINANCIAL REPORT 2014	INFORMATION BY PRINCIPAL SEGMENTS

¢ MEXICO (EUR million)

		o/ 1Q’14				o/ 1H’13
	2Q’14%			% w/o FX	1H’14%			% w/o FX
INCOME STATEMENT
Net interest income	529	3.9		2.1	1,038	(1.8)		7.2
Net fees	191	0.8		(1.0)	381	(4.3)		4.4
Gains (losses) on financial transactions	62	132.8		129.9	89	(21.3)		(14.1)
Other operating income*	(7)	(42.8)		(44.1)	(19)	627.7		694.1
Gross income	775	8.7		6.9	1,488	(4.9)		3.8
Operating expenses	(312)	1.8		0.1	(619)	2.6		11.9
General administrative expenses	(281)	2.8		1.0	(554)	2.7		12.0
Personnel	(148)	4.0		2.2	(290)	(2.6)		6.2
Other general administrative expenses	(133)	1.5		(0.3)	(265)	9.2		19.2
Depreciation and amortisation	(31)	(6.3)		(8.0)	(64)	1.5		10.8
Net operating income	463	13.9		12.1	870	(9.6)		(1.3)
Net loan-loss provisions	(191)	6.8		5.0	(369)	13.4		23.7
Other income	(2)	21.4		19.5	(3)	—		—
Profit before taxes	271	19.4		17.6	497	(24.7)		(17.9)
Tax on profit	(56)	16.0		14.1	(105)	26.7		38.2
Profit from continuing operations	214	20.4		18.5	392	(32.1)		(25.9)
Net profit from discontinued operations	—	—		—	—	—		—
Consolidated profit	214	20.4		18.5	392	(32.1)		(25.9)
Minority interests	46	14.1		12.2	86	(37.6)		(31.9)
Attributable profit to the Group	169	22.2		20.3	307	(30.4)		(24.0)
BALANCE SHEET
Customer loans**	24,516	9.5		7.7	24,516	9.3		13.6
Trading portfolio (w/o loans)	11,603	2.7		1.0	11,603	(8.2)		(4.6)
Available-for-sale financial assets	3,944	13.5		11.6	3,944	23.6		28.4
Due from credit institutions**	6,975	(16.4)		(17.8)	6,975	19.1		23.8
Intangible assets and property and equipment	397	0.3		(1.4)	397	4.3		8.4
Other assets	5,494	(2.5)		(4.2)	5,494	15.1		19.6
Total assets/liabilities & shareholders’ equity	52,928	2.7		1.0	52,928	7.4		11.6
Customer deposits**	24,803	(3.1)		(4.7)	24,803	(6.4)		(2.7)
Marketable debt securities**	3,818	53.0		50.4	3,818	18.8		23.5
Subordinated debt**	971	2.6		0.9	971	—		—
Insurance liabilities	—	—		—	—	—		—
Due to credit institutions**	7,840	32.4		30.2	7,840	62.4		68.8
Other liabilities	11,684	(8.8)		(10.3)	11,684	9.4		13.7
Shareholders’ equity***	3,812	1.3		(0.4)	3,812	(6.4)		(2.7)
Other managed and marketed customer funds	11,724	6.4		4.6	11,724	8.7		12.9
Mutual and pension funds	11,724	6.4		4.6	11,724	8.7		12.9
Managed portfolios	—	—		—	—	—		—
Managed and marketed customer funds	41,316	3.2		1.4	41,316	2.0		6.0
RATIOS (%) Y OPERATING MEANS
ROE	17.78	2.01	p.		16.90	(4.62	p.)
Efficiency ratio (with amortisations)	40.2	(2.7	p.)		41.6	3.0	p.
NPL ratio	3.52	(0.10	p.)		3.52	1.32	p.
NPL coverage	96.6	(2.0	p.)		96.6	(46.1	p.)
Number of employees	14,859	0.1			14,859	4.2
Number of branches	1,293	1.1			1,293	6.4

(*)	Including dividends, income from the equity-accounted method and other operating income/expenses
(**)	Including all on-balance sheet balances for this item
(***)	Not including profit of the year

(*)	In euros: +13.9%

(*)	In euros: +22.2%

JANUARY - JUNE

INFORMATION BY PRINCIPAL SEGMENTS	FINANCIAL REPORT 2014	45

¢ MEXICO (all changes in local currency)

è	Attributable profit of EUR 169 million, 20.3% more than in the first quarter:

•	Gross income increased 6.9%, driven by net interest income and trading gains.

•	Costs were flat.

•	Higher loan-loss provisions (+5.0%).

è	Attributable profit was 24.0% lower in the first half at EUR 307 million).

•	This was due to higher provisions (larger volumes and change to expected loss in the commercial portfolio) and a higher tax charge.

•	Gross income increased 3.8% (net interest income and fee income: +6.4%).

•	Operating expenses rose 11.9%, due to the expansion policy.

è	Lending and deposits excluding repos grew 19% and 7% year-on-year, respectively.

Santander is the third largest banking group in Mexico by business volume, with a market share in loans of 14.1% and 13.4% in deposits. It has 1,293 branches and 10 million customers.

Economic environment

Activity was still weak, due to low domestic demand. GDP grew at an annualized rate of 1.8% in real terms in the first quarter of 2014. In the context of low economic growth and low inflation (3.5%), the Bank of Mexico cut its benchmark rate by 50 b.p. in June to 3.0%. In May, the banking system’s loans rose 9% year-on-year and deposits 11%.

The government presented its secondary energy legislation. Already approved by the Senate, it is under analysis by the lower house of Congress. The reform of the telecoms sector has already been approved by the Congress. Both reforms are expected to be executed in the second half of the year.

Strategy

The focus on high income and SME segments continued, maintaining leadership in the latter in lending through packets of products and services, as well as attention models tailored to their needs.

The development of models and processes to attract new clients was reinforced for products such as funds capturing, insurance, credit cards, mortgages and personal loans.

The customer vision was strengthened with CRM tools and the development of various channels for individuals and companies, with a push for campaigns that foster linkage.

The branch expansion plan begun in 2012 continued: 9 new branches were opened in the second quarter for a total of 112 since the project started. As regards the attention model for high-income clients, the number of specialized Select offices rose from 66 in 2012 to 113 in June 2014.

Activity

Lending grew 19% year-on-year, double that of the banking system. Mortgages rose 32%, SMEs 27% and companies 20%. Deposits excluding repos rose 7%, backed by demand ones (demand: +18%; time: -10%). Lending was up 7% over the first quarter and deposits were unchanged due to the strategy of reducing time deposits.

Results

Gross income rose 6.9% over the first quarter, with a mixed performance of the main lines. Net interest income increased 2.1% due to higher volumes and management of spreads. Fee income was down 1.0% and trading gains increased because of the valuation of treasury positions following the fall in interest rates.

Operating expenses were flat and provisions rose 5.0%. The NPL ratio was 3.52% and coverage 97%. Credit quality was similar to the system’s average.

Attributable profit was EUR 169 million, 20.3% more than the first quarter.

Net interest income in the first half was 7.2% higher than in the same period of 2013 (due to the net effect of larger volumes, the drop in interest rates and the change of mix) and fee income 4.4%. Trading gains fell 14.1% (wholesale banking operations in the first half of 2013 were not repeated).

Operating expenses were 11.9% higher year-on-year due to greater installed capacity and provisions rose 23.7%, mostly because of the growth in volumes. The tax rate rose from 13% to 21% between June 2013 and June 2014.

The efficiency ratio was 41.6% and the recurrence ratio 68.7%. ROE was 16.9%.

(*) Customer deposits + mutual funds	(*) In euros: +8.7%

JANUARY - JUNE

46	FINANCIAL REPORT 2014	INFORMATION BY PRINCIPAL SEGMENTS

¢ CHILE (EUR million)

		o/ 1Q’14				o/ 1H’13
	2Q’14%			% w/o FX	1H’14%			% w/o FX
INCOME STATEMENT
Net interest income	447	9.6		10.3	856	4.9		26.6
Net fees	78	(3.4)		(2.8)	160	(19.3)		(2.6)
Gains (losses) on financial transactions	20	(49.3)		(48.9)	59	(30.1)		(15.7)
Other operating income*	5	15.0		15.7	10	(24.4)		(8.8)
Gross income	551	3.4		4.0	1,084	(2.4)		17.8
Operating expenses	(210)	4.5		5.2	(411)	(13.8)		4.0
General administrative expenses	(197)	9.3		10.0	(377)	(10.6)		7.9
Personnel	(123)	14.2		14.8	(231)	(11.3)		7.0
Other general administrative expenses	(74)	2.1		2.7	(146)	(9.4)		9.2
Depreciation and amortisation	(13)	(36.5)		(36.0)	(34)	(38.2)		(25.4)
Net operating income	341	2.7		3.3	672	6.2		28.1
Net loan-loss provisions	(118)	1.6		2.2	(234)	(22.5)		(6.6)
Other income	(3)	(61.9)		(61.4)	(9)	—		—
Profit before taxes	220	5.4		6.0	429	28.8		55.3
Tax on profit	(29)	(13.6)		(13.1)	(62)	35.5		63.4
Profit from continuing operations	192	8.9		9.6	367	27.7		54.1
Net profit from discontinued operations	—	—		—	—	—		—
Consolidated profit	192	8.9		9.6	367	27.7		54.1
Minority interests	59	12.1		12.7	113	29.1		55.7
Attributable profit to the Group	132	7.6		8.2	255	27.1		53.3
BALANCE SHEET
Customer loans**	28,701	2.5		1.4	28,701	(4.6)		8.7
Trading portfolio (w/o loans)	2,106	19.3		18.0	2,106	43.2		63.3
Available-for-sale financial assets	1,796	(26.8)		(27.6)	1,796	(24.1)		(13.5)
Due from credit institutions**	2,851	(2.4)		(3.5)	2,851	(8.7)		4.1
Intangible assets and property and equipment	281	(10.0)		(11.0)	281	(17.4)		(5.8)
Other assets	2,091	(18.4)		(19.3)	2,091	(21.4)		(10.4)
Total assets/liabilities & shareholders’ equity	37,826	(0.5)		(1.6)	37,826	(5.5)		7.7
Customer deposits**	19,929	(2.5)		(3.6)	19,929	(9.3)		3.4
Marketable debt securities**	6,146	13.8		12.5	6,146	2.0		16.2
Subordinated debt**	948	(14.6)		(15.6)	948	(8.8)		4.0
Insurance liabilities	—	—		—	—	—		—
Due to credit institutions**	4,643	2.1		0.9	4,643	(1.0)		12.8
Other liabilities	3,941	(2.5)		(3.6)	3,941	(1.8)		11.9
Shareholders’ equity***	2,219	(10.4)		(11.4)	2,219	(4.1)		9.4
Other managed and marketed customer funds	6,346	8.2		7.0	6,346	11.6		27.2
Mutual and pension funds	4,850	9.5		8.3	4,850	11.5		27.1
Managed portfolios	1,496	4.1		2.9	1,496	11.9		27.6
Managed and marketed customer funds	33,368	1.7		0.5	33,368	(3.9)		9.6
RATIOS (%) Y OPERATING MEANS
ROE	23.26	2.71	p.		22.07	6.09	p.
Efficiency ratio (with amortisations)	38.2	0.4	p.		37.9	(5.0	p.)
NPL ratio	5.94	(0.05	p.)		5.94	0.13	p.
NPL coverage	51.7	1.0	p.		51.7	1.8	p.
Number of employees	11,971	(1.1)			11,971	(1.3)
Number of branches	481	(0.8)			481	(4.0)

(*)	Including dividends, income from the equity-accounted method and other operating income/expenses
(**)	Including all on-balance sheet balances for this item
(***)	Not including profit of the year

(*)	In euros: +2.7%

(*)	In euros: +7.6%

JANUARY - JUNE

INFORMATION BY PRINCIPAL SEGMENTS	FINANCIAL REPORT 2014	47

¢ CHILE (all changes in local currency)

è	Attributable profit of EUR 132 million, 8.2% more than the first quarter:

•	Gross income increased 4.0% and operating expenses 5.2% because of salary agreement, new developments and investment in technology.

•	Loan-loss provisions rose 2.2%.

è	Attributable profit in the first half was 53.3% higher year-on-year at EUR 255 million.

•	Gross income grew 17.8%, driven by net interest income (+26.6%) from the rise in inflation and the growth of volumes in target segments.

•	Operating expenses were up 4.0%, in line with inflation.

•	Loan-loss provisions were 6.6% lower due to the reduction in the irregular portfolio in consumer credit and corporate loans, and higher recoveries.

è	Lending grew 9% year-on-year and funds 8% (+1% and -1% respectively, quarter-on-quarter).

Santander is the leading bank in Chile in terms of assets and customers, with a marked focus on retail activity (individuals and SMEs). Its market share in loans is 19.2% and 16.5% in deposits. Of note is its share of loans to individuals; it is the leader in consumer finance (market share of 24.7%) and mortgages (20.7%). It has 481 branches, 1,753 ATMs and 3.5 million customers.

Economic environment

The economy grew 2.6% year-on-year in the first quarter, a slower pace of growth because of lower private investment and reduced growth in private consumption. The labour market remained strong, with the unemployment rate at 6.1% in April. Inflation was 4.7% and the central bank’s key rate remained at 3.75%.

The system’s total lending grew 10% year-on-year and deposits 6% (excluding Corpbanca’s lending in Colombia).

Strategy

The Group continued to focus on ensuring long-term profitability in a scenario of lower spreads and greater regulation. The strategic plan recognises the importance of putting the customer at the centre and seeks to consolidate the franchise and leadership positions. The objective is to be the best valued bank through four pillars: improve the quality of customer attention; focus on retail banking (especially medium and high income customers) and companies (particularly transaction banking); manage risks conservatively and continuously improve operational processes.

Activity

Lending rose 9% year-on-year, with credit to the medium and high income segment up 16%, 7% to SMEs and 10% to companies. In deposits the Bank continued its funding strategy, giving importance to demand deposits. Deposits and mutual funds increased 8% in 12 months (deposits: +5%; mutual funds: +27%). In the second quarter loans rose 1% and deposits plus mutual funds declined 1%, because of term deposits balances.

Results

Gross income rose 4.0% in the second quarter, spurred by net interest income (+10.3%). Operating expenses increased 5.2%, due to the annual salary adjustment stipulated in the collective bargaining agreement, as well as further developments and investments in technology. Loan-loss provisions grew 2.2%, although they were below the 2013 quarterly average.

In the first half of 2014, gross income increased 17.8% year-on-year:

•	Net interest income was 26.6% higher, mainly due to the growth of volumes in target segments (medium and high income, SMEs and companies), the positive impact of the UF inflation-indexed portfolio (+3.1% in the first half compared to +0.1% in the same period of 2013) and the improved deposit mix.

•	Fee income was 2.6% lower, because of that from insurance and cash management. Those from transaction banking and international business increased.

•	Trading gains declined 15.7%, because of the results obtained in the sale of portfolios in 2013, which were not repeated in 2014.

Operating expenses were up 4.0%, due to the effects pointed out for the quarter-on-quarter performance.

Loan-loss provisions declined 6.6%, benefiting from the higher recoveries and the reduction in the irregular portfolio in consumer credit and corporate loans. The risk premium remained stable, with a NPL ratio of 5.94% and coverage of 52%.

After tax and minority interests, attributable profit increased 53.3% year-on-year.

The efficiency ratio was 37.9%, the recurrence ratio 42.4% and ROE 22.1%.

(*)	Customer deposits + mutual funds

(*)	In euros: +3.4%

JANUARY - JUNE

48	FINANCIAL REPORT 2014	INFORMATION BY PRINCIPAL SEGMENTS

Argentina (all changes in local currency)

Attributable profit of EUR 79 million, 50.2% more than the first quarter in local currency, partly due to high trading gains from exchange rate volatility.

Profit in the first half was EUR 135 million, up 29.6% year-on-year. Gross income rose 40.3% (higher net interest income from greater volumes, fee income and trading gains); costs increased 40.6% (largely due to inflation, salary increases agreed with trade unions and more branches) and provisions were 77.9% higher from a small base. Net operating income after provisions rose 32.5%.

The NPL ratio was 1.76% and coverage 133%.

The GDP continued to slow down (-0.2% year-on-year in the first quarter). Inflation is high and interest rates on the liabilities side were cut down to 21.7% in July, after reaching 27% in the first quarter, following the adjustment in the exchange rates in January. The NPL ratio of the whole financial system was 1.9%, coverage 143%, levels of liquidity are high and the capital ratio 13.8%. Lending grew 24% year-on-year and deposits 32%.

Santander Rio’s business growth was in line with that of the banking system. Lending and deposits increased 30%. Santander Río is one of the country’s leading banks, with a market share of 9.1% in loans and 9.2% in deposits. It has 386 branches and 2.5 million customers.

The Bank continued to focus on transactional services, collections and means of payment through an offer tailored to the needs of each customer segment. The objective is to continue to increase recurring revenues, with low cost demand deposits and higher income from services.

The commercial strategy continued to focus on strengthening penetration and linkage in the high-income and SMEs segments, developing improvements in the functionalities of key products and measures to enhance the quality of service. This is increasing the linkage and profitability of these clients.

The Bank is continuing to expand and transform its branch network. It opened nine new branches in the second quarter, implemented new mobile banking functionalities and continued to upgrade its website, a process that will continue during 2014, adding new functionalities and designs to enhance users’ experience

Uruguay (all changes in local currency)

Attributable profit of EUR 12 million in the second quarter, 7.6% lower than in the first quarter in local currency. The first half profit was 9.0% higher year-on-year at EUR 25 million. Gross income up 15.4% and operating expenses 16.8%. The higher costs were due to the efficiency improvement plan. Excluding it, costs rose 13.4%.

The Group maintained its leadership in Uruguay. Santander is the largest private sector bank in the country, with a market share in lending of 18.7% and 15.3% in deposits. The consumer finance company Creditel is the best positioned and with the highest brand recognition. Overall, the Group has 85 branches and 450,000 customers.

Inflation remained high at close to 9% in June, above the target range of 3%-7%. The government implemented a series of measures which lowered inflation in the second quarter to just 0.6%. The currency market was more stable and the level of liquidity led to a cut in the 30-day treasury bill rate from 15.5% to 11.3% at the end of June. Sharp depreciation of the peso against the dollar (-11% in year-on-year terms).

The system’s lending grew 20% and deposits 19%. The Bank’s growth in lending was 23% and 15% in deposits. Credit quality continues to be excellent: the NPL ratio was 0.79% and coverage 316%.

The Group continued to progress in developing retail banking: consumer credit grew 25% in pesos, loans to SMEs 32% and retail deposits represented 77% of total funding. The focus in 2014 is on quality customer service and a value offer adjusted to clients’ needs and through the most adequate channel.

The Bank’s priority for companies and corporates is to be the transactional bank, increasing linkage and developing innovative products.

In short, the Bank continued to advance in its goals of generating more recurring results, customer business, optimisation of costs and efficiency improvement.

(*) In euros: +42.3%	(*) In euros: -11.8%

JANUARY - JUNE

INFORMATION BY PRINCIPAL SEGMENTS	FINANCIAL REPORT 2014	49

Peru (all changes in local currency)

Attributable profit was EUR 6 million in the second quarter, 24.2% more than the first quarter in local currency, and EUR 10 million in the first half (+26.8% y-o-y).

Business expanded. Gross income was 34.8% higher than in the first half of 2013, fuelled by higher lending, improved spreads and better treasury results. Costs rose 33.0% after the start-up of a new financing company specialised in auto finance. Excluding this new business, gross income grew 30%, costs 20% and profit 27%.

The economy grew 4.8% year-on-year in the first quarter but with a slightly slower pace in the second quarter, due to the fall in metal prices, reduced external demand and lower private sector growth than expected. The economy is expected to expand a little more in the in the second half of the year, driven by domestic demand, public works and new mining projects underway.

Year-on-year inflation was 3.5% in June. In this environment, the central bank cut its benchmark rate by 25 b.p. to 3.75% and adopted measures to reduce and make more flexible cash reserve requirements in order to boost liquidity. The sol depreciated 6.4% against the euro during the second quarter (6% in the first half). The budget surplus was 6.0% of GDP in the first quarter and public debt stood at 18% of GDP, one of the lowest in the region. The country has currency reserves that exceed 30% of GDP.

Santander is focusing on retail banking and investment banking with the Group’s global clients, companies and institutions. Lending rose 26% year-on-year and deposits declined 12%, due to the decline in other assets of the balance sheet.

The efficiency rate was 33.9%, the NPL ratio 0.16% and coverage extraordinarily high.

A new auto finance company began to operate in 2013, together with a well-known international partner with a great deal of experience in Latin America. The company has a specialised business model, focused on service and accessible payments that facilitate the purchase of new cars. Santander operates with all brands and dealers in Peru.

Colombia

Banco Santander de Negocios Colombia, the Group’s new subsidiary in the country, began to operate in January 2014.

Colombia is a strategically important market for Grupo Santander in order to bolster the value of its franchise in Latin America. It is the third most populated country and has a high growth potential due to the country’s plans for economic and social development. Foreign investment in the country underscores this potential; there is growing interest among companies to set up in Colombia.

The new bank has capital of $100 million. Its target market is the corporate one, with a special emphasis on global clients, clients of the Group’s International Desk and those local clients becoming more international.

Santander Negocios Colombia has a banking licence that allows it to operate as a local bank for all purposes. It will focus on offering investment banking products, treasury and risk hedging products, foreign trade financing and working capital products in local currency, such as confirming. It also has a robust online banking channel for clients’ transactions in local payments.

(*)	In euros: +24.9%

JANUARY - JUNE

50	FINANCIAL REPORT 2014	INFORMATION BY PRINCIPAL SEGMENTS

¢ UNITED STATES (EUR million)

		o/ 1Q’14				o/ 1H’13
	2Q’14%			% w/o FX	1H’14%			% w/o FX
INCOME STATEMENT
Net interest income	1,139	3.8		3.9	2,237	9.9		14.8
Net fees	173	5.3		5.4	336	17.8		22.9
Gains (losses) on financial transactions	15	(45.1)		(45.0)	44	(34.5)		(31.6)
Other operating income*	32	97.2		97.4	49	—		—
Gross income	1,359	4.1		4.2	2,666	12.5		17.4
Operating expenses	(473)	(0.6)		(0.5)	(949)	4.6		9.2
General administrative expenses	(428)	2.7		2.8	(844)	2.5		7.0
Personnel	(247)	5.2		5.3	(481)	0.3		4.7
Other general administrative expenses	(181)	(0.5)		(0.4)	(363)	5.5		10.2
Depreciation and amortisation	(45)	(23.9)		(23.8)	(105)	25.1		30.6
Net operating income	886	6.7		6.9	1,716	17.4		22.5
Net loan-loss provisions	(499)	(8.8)		(8.6)	(1,046)	71.7		79.2
Other income	(3)	33.5		33.7	(5)	(81.2)		(80.4)
Profit before taxes	384	36.7		36.8	665	(19.3)		(15.7)
Tax on profit	(120)	51.8		51.9	(199)	(18.1)		(14.5)
Profit from continuing operations	264	30.8		30.9	466	(19.8)		(16.3)
Net profit from discontinued operations	—	—		—	—	—		—
Consolidated profit	264	30.8		30.9	466	(19.8)		(16.3)
Minority interests	65	49.0		49.1	109	4.1		8.7
Attributable profit to the Group	199	25.7		25.8	356	(25.1)		(21.8)
BALANCE SHEET
Customer loans**	60,006	1.6		0.6	60,006	2.2		6.7
Trading portfolio (w/o loans)	248	96.1		94.2	248	(0.5)		3.9
Available-for-sale financial assets	8,228	(8.3)		(9.1)	8,228	(27.8)		(24.6)
Due from credit institutions**	2,228	7.9		6.9	2,228	32.7		38.6
Intangible assets and property and equipment	4,594	41.5		40.2	4,594	370.1		390.9
Other assets	6,559	27.5		26.3	6,559	3.0		7.6
Total assets/liabilities & shareholders’ equity	81,864	4.1		3.1	81,864	3.1		7.7
Customer deposits**	39,878	0.8		(0.1)	39,878	(4.2)		0.0
Marketable debt securities**	14,373	15.6		14.5	14,373	32.9		38.8
Subordinated debt**	680	(0.5)		(1.4)	680	(65.5)		(64.0)
Insurance liabilities	—	—		—	—	—		—
Due to credit institutions**	12,580	4.4		3.4	12,580	(6.0)		(1.9)
Other liabilities	5,067	7.2		6.2	5,067	50.5		57.2
Shareholders’ equity***	9,287	1.0		0.1	9,287	13.1		18.1
Other managed and marketed customer funds	5,731	7.0		6.0	5,731	(8.6)		(4.6)
Mutual and pension funds	844	0.2		(0.8)	844	(40.9)		(38.3)
Managed portfolios	4,887	8.3		7.2	4,887	0.9		5.4
Managed and marketed customer funds	60,661	4.5		3.6	60,661	(0.0)		4.4
RATIOS (%) Y OPERATING MEANS
ROE	8.54	1.00	p.		8.11	(3.60	p.)
Efficiency ratio (with amortisations)	34.8	(1.6	p.)		35.6	(2.7	p.)
NPL ratio	2.93	0.05	p.		2.93	(0.03	p.)
NPL coverage	165.0	1.7	p.		165.0	8.5	p.
Number of employees	15,594	1.0			15,594	6.5
Number of branches	811	(0.5)			811	(2.9)

(*)	Including dividends, income from the equity-accounted method and other operating income/expenses
(**)	Including all on-balance sheet balances for this item
(***)	Not including profit of the year

(*)	In euros: +6.7%

(*)	In euros: +25.7%

JANUARY - JUNE

INFORMATION BY PRINCIPAL SEGMENTS	FINANCIAL REPORT 2014	51

¢ UNITED STATES (all changes in dollars)

è	Attributable profit in the second quarter of $272 million, 25.8% more than the first quarter.

•	Gross income rose 4.2% spurred by net interest income and fee income.

•	Operating expenses were flat (-0.5%).

•	Loan-loss provisions fell 8.6%, due to SCUSA’s lower needs.

è	Profit was 21.8% lower in the first half year-on-year.

•	Net operating income rose 22.5%, spurred by gross income (+17.4%).

•	Loan-loss provisions were 79.2% higher because of the greater initial requirement of provisions for SCUSA linked to its large volume of new lending and retaining loans.

è	Lending increased 7% year-on-year mainly due to SCUSA. Deposits were flat because of the strategy pursued by Santander Bank.

Santander US includes retail banking activity via Santander Bank and Banco Santander Puerto Rico and consumer financing via its stake in Santander Consumer USA (SCUSA).

Santander Bank, with 703 branches and 1.9 million customers, is developing a business model focused on retail clients and companies. It operates in the northeast of the country, one of the most prosperous (22% of GDP).

Santander Puerto Rico has 54 branches, 414,000 customers and market shares of 10.7% in loans and 12.6% in deposits, in addition to 54 shops to tend to consumer clients. It focuses on individuals and companies.

SCUSA, based in Dallas, specialises in consumer finance, particularly loans and leasing of new and used vehicles. It is mainly focused on retail clients but also on dealers, consumer credits without guarantees and servicing of portfolios for third parties.

Economic environment

Business was conducted in an environment of moderate growth in which the Federal Reserve kept interest rates at lows. Other unconventional stimulus measures such as quantitative easing are less expansive as the Fed continued to reduce the monthly volume of purchasing bonds, a tapering policy begun at the end of 2013.

At its meeting in June, the Fed maintained its moderately optimistic tone as regards the medium-term outlook and remained committed to economic stimulus. The market, however, continues to anticipate the effects of an interest rate rise in the middle of 2015.

The system’s total lending grew 4% year-on-year and deposits rose 5%.

The sale and financing of new and used vehicles continued to rise since the crisis of 2008. After growing 8% year-on-year in 2013, sales spurted in the second quarter of 2014, following a slowdown at the beginning of the year due to bad weather. The expectations for the whole year remain good, backed by the age of the stock of cars, the favourable macroeconomic conditions and the easy access to financing.

Retail banking

Banco Santander’s strategy in retail banking in the US is developed through Santander Bank and Banco Santander Puerto Rico.

Santander Bank continued to advance in developing new businesses and products. These include the consolidation of operations in auto finance, which is expected to be one of the main sources of growth in the coming years, obtaining synergies from the Group’s global experience and from SCUSA’s local one.

Loans to companies (commercial and industrial) continued to grow, led by Global Banking and Markets (GBM), after having concluded successfully the transfer of large corporates, which enabled the team to be strengthened and reorganised.

Of note in the retail segment is the good functioning of the innovative Extra20 product launched at the end of 2013. Its main objective is to capture new clients, increase linkage and grow demand deposits (core).

Noteworthy in cards was the launch of Bravo, a product aimed at the high-income segment. Its features make it very competitive.

Lending rose 1% in the second quarter and 3% since the end of 2013. Year-on-year growth was 3% compared to declines in previous quarters.

In deposits, the strategy continued to concentrate on boosting core demand deposits and reducing time deposits. There was also significant increased penetration of deposits with public institutions (government banking). Total deposits, excluding repos, were almost unchanged from the first quarter (+0.2%) and increased 1% year-on-year.

As for results, attributable profit was $111 million in the second quarter, 3.1% more than the first.

JANUARY - JUNE

52	FINANCIAL REPORT 2014	INFORMATION BY PRINCIPAL SEGMENTS

Growth was backed by the most recurring revenues (+4.9%), due to higher net interest income (+6.4%) which reflected greater lending. Fee income remained stable (-0.4%), despite the negative impact of new regulations on overdrafts introduced in May 2014.

Operating expenses were flat in the second quarter and provisions were more “normal”. They rose $35 million in the second quarter, compared to releases in the first.

Attributable profit was $219 million in the first half of 2014, 28.5% lower than in the same period of 2013.

This was due to lower gross income (-10.4%), affected by the reduction in lending and higher costs (+11.9%), reflecting the effort made in technology (ATMs, mobile banking and cards), and particularly in regulatory compliance, as provisions were lower year-on-year.

Credit quality remained good, with a NPL ratio of 2.05% (-17 b.p. since June 2013) and coverage of 89%, reflecting the improvement in the composition of the portfolio together with strict risk management.

Santander Puerto Rico is recognized among its competitors for its good credit quality, capital ratios, liquidity and quality of service.

Lending dropped 7% quarter-on-quarter and 11% year-on-year, due to deleveraging in the public sector which was partly offset by growth in consumer credit and SMEs. Deposits declined 6% in the quarter and 11% over June 2013, mainly due to the strategy of reducing confirming which requires collateral in cash.

Attributable profit was $20 million in the quarter, 8.5% more than the first quarter thanks to the favourable evolution of revenues, costs and provisions, and $39 million in the first half (-44.1% year-on-year). Net operating income grew 10.8%, offset by larger provisions, and there was a one-off positive impact on tax in 2013 from the sale of a portfolio.

Consumer finance

SCUSA completed in the first quarter its IPO and listing on the New York Stock Exchange.

During the second quarter SCUSA continued its auto finance expansion plan on several fronts, such as organic growth based on agreements with brands and groups of dealers, strategic alliances (the one with Chrysler and another in the second quarter) and growth in the platform of direct loans via the Internet. More diversification measures were developed through agreements enabling consumer credit without guarantees to keep on growing.

SCUSA also continued to seek expansion opportunities in servicing portfolios for third parties. It signed an agreement in the second quarter with Citizens Bank of Pennsylvania to sell, while maintaining servicing portfolios, the prime portfolio of auto finance. This agreement joined the one already existing with Bank of America.

Regarding activity and results, the growth trend in volumes continued in the second quarter (+3% over the first and +21% y-o-y), which was reflected in the rise in gross income (+1.6% and +41.0%, respectively) which in the year-on-year comparison has not yet fully fed through to profit because of the greater initial requirement of provisions linked to strong lending and retaining loans of recent quarters.

SCUSA’s attributable profit was $141 million in the second quarter, 56.8% more than the first. However, larger provisions from the growth in new lending reduced profit growth in the first half ($231 milion) to 7.3% year-on-year. The trend, however, was clearly better than in the first quarter when profit was 39% lower year-on-year.

(*)	Customer deposits +mutual funds

(*)	In euros: +4.1%

JANUARY - JUNE

INFORMATION BY PRINCIPAL SEGMENTS	FINANCIAL REPORT 2014	53

¢ CORPORATE ACTIVITIES (EUR million)

	2Q’14	1Q’14%		1H’14	1H’13%
INCOME STATEMENT
Net interest income	(489)	(534)	(8.4)	(1,023)	(1,083)	(5.6)
Net fees	(6)	(8)	(28.4)	(14)	(31)	(54.5)
Gains (losses) on financial transactions	248	302	(17.7)	550	590	(6.8)
Other operating income	10	16	(37.5)	25	64	(60.2)
Dividends	10	5	94.4	15	8	77.3
Income from equity-accounted method	(15)	0	—	(15)	(6)	167.1
Other operating income/expenses	15	10	47.7	26	61	(57.8)
Gross income	(237)	(224)	5.5	(461)	(460)	0.3
Operating expenses	(197)	(191)	3.0	(389)	(353)	10.2
General administrative expenses	(156)	(164)	(5.1)	(320)	(284)	12.7
Personnel	(62)	(67)	(7.7)	(129)	(131)	(1.5)
Other general administrative expenses	(94)	(97)	(3.4)	(192)	(153)	24.9
Depreciation and amortisation	(41)	(27)	52.4	(69)	(69)	(0.2)
Net operating income	(434)	(416)	4.3	(850)	(812)	4.6
Net loan-loss provisions	(1)	1	—	0	(218)	—
Other income	(67)	(72)	(7.2)	(139)	(155)	(10.2)
Ordinary profit before taxes	(502)	(487)	3.2	(989)	(1,185)	(16.5)
Tax on profit	59	79	(25.7)	137	121	13.3
Ordinary profit from continuing operations	(444)	(408)	8.8	(852)	(1,064)	(19.9)
Net profit from discontinued operations	—	—	—	—	—	—
Ordinary consolidated profit	(444)	(408)	8.8	(852)	(1,064)	(19.9)
Minority interests	(0)	(3)	(91.6)	(3)	(2)	43.8
Ordinary attributable profit to the Group	(444)	(405)	9.4	(849)	(1,062)	(20.1)
Net capital gains and provisions	—	—	—	—	—	—
Attributable profit to the Group	(444)	(405)	9.4	(849)	(1,062)	(20.1)
BALANCE SHEET
Trading portfolio (w/o loans)	3,297	2,947	11.9	3,297	5,291	(37.7)
Available-for-sale financial assets	6,863	6,892	(0.4)	6,863	22,492	(69.5)
Investments	542	276	96.3	542	206	163.2
Goodwill	26,663	26,056	2.3	26,663	24,910	7.0
Liquidity lent to the Group	24,882	28,985	(14.2)	24,882	30,605	(18.7)
Capital assigned to Group areas	70,229	70,542	(0.4)	70,229	70,103	0.2
Other assets	53,467	49,007	9.1	53,467	57,661	(7.3)
Total assets/liabilities & shareholders’ equity	185,943	184,706	0.7	185,943	211,269	(12.0)
Customer deposits*	1,563	1,379	13.4	1,563	7,658	(79.6)
Marketable debt securities*	60,754	62,102	(2.2)	60,754	73,211	(17.0)
Subordinated debt*	5,263	4,173	26.1	5,263	4,412	19.3
Other liabilities	34,084	32,724	4.2	34,084	45,040	(24.3)
Group capital and reserves**	84,279	84,328	(0.1)	84,279	80,947	4.1
Other managed and marketed customer funds	—	—	—	—	—	—
Mutual and pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—
Managed and marketed customer funds	67,580	67,654	(0.1)	67,580	85,282	(20.8)
OPERATING MEANS
Number of employees	2,556	2,527	1.1	2,556	2,567	(0.4)

(*)	Including all on-balance sheet balances for this item
(**)	Not including profit of the year

JANUARY - JUNE

54	FINANCIAL REPORT 2014	INFORMATION BY PRINCIPAL SEGMENTS

■ CORPORATE ACTIVITIES

è	Corporate Activities registered a loss of EUR 444 million in the second quarter, in line with the EUR 405 million loss in the first quarter.

è	The loss in the first half was EUR 849 million, 20% better than the EUR 1,062 million in the same period of 2013 due to the better evolution of net interest income and lower provisions.

Within Corporate Activities, the Financial Management area conducts the global functions of balance sheet management, both structural interest rate and liquidity risk (the latter via issues and securitizations), as well as the structural position of exchange rates:

•	Interest rate risk is actively managed by taking market positions. This management seeks to soften the impact of interest rate changes on net interest income, and is done via bonds and derivatives of high credit quality and liquidity and low consumption of capital.

•	The objective of structural liquidity management is to finance the Group’s recurring activity in optimum conditions of maturity and cost, maintaining an appropriate profile (in volumes and maturities) by diversifying the funding sources.

•	Management of the exposure to exchange rate movements in equity and in the units results in euros, is also carried out on a centralized basis. This management (dynamic) is conducted through exchange-rate derivatives, optimizing at all times the financial cost of hedging.

Hedging of net investments in the capital of businesses abroad aims to neutralize the impact on capital of converting into euros the balances of the main institutions that are consolidated whose currency is not the euro.

The Group’s policy immunizes the impact, which, in situations of high volatility in the markets, sudden changes in interest rates would have on these exposures of a permanent nature. The investments that are currently hedged are those in Brazil, UK, Mexico, Chile, USA and Poland and the instruments used are spot, FX forwards or tunnel options. EUR 17,778 million are currently hedged.

Exposures of a temporary nature – those regarding results that the Group’s units will contribute in the next 12 months in non-euro currencies – are also managed on a centralized basis in order to limit their volatility in euros.

Meanwhile and separately from the financial management described here, Corporate Activities manages all capital and reserves and allocations of capital to each of the units, as well as providing the liquidity that some of the business units might need. The price at which these operations are carried out is the market rate (euribor or swap) plus the risk premium, which in concept of liquidity, the Group supports for immobilizing the funds during the life of the operation.

Lastly, and marginally, the equity stakes of a financial nature that the Group takes within its policy of optimizing investments are reflected in Corporate Activities.

The main developments were:

•	Net interest income was EUR 489 million negative compared to EUR 534 million negative in the first quarter. The loss in the first half was EUR 1,023 million, 5.6% lower than the same period of 2013. This improvement was partly due to the lower cost of issuances as a result of lower recourse to the market (directly related to reduced funding needs from the gap between loans and deposits).

•	Trading gains, which incorporate those derived from the centralized management of the interest rate and exchange rate risk of the parent bank as well as that from equities, were EUR 550 million positive in the first half, lower than in the same period of 2013.

•	Operating expenses were virtually unchanged from the first quarter of 2014, but higher over the first half of 2013, due to the combined effect of slightly better personnel costs (where the efficiency plans started to bear the first fruits), and the higher costs related to ongoing corporate transactions, which are recorded in the Corporate Centre until their effective entry into force. Costs related to the implementation of the various regulations are also recorded here.

•	Loan-loss provisions had no impact in 2014, compared to EUR 218 million in the first half of 2013, a period that recorded a charge stemming from the integration process in Spain.

•	Other income includes the net between provisions and writedowns and positive results. This figure was EUR 139 million negative in the first half compared to EUR 155 million negative in the same period of 2013.

•	Lastly, the tax line recorded a recovery of EUR 137 million for the first half.

JANUARY - JUNE

INFORMATION BY SECONDARY SEGMENTS	FINANCIAL REPORT 2014	55

¢ RETAIL BANKING

è	Second quarter attributable profit of EUR 1,450 million, 16.7% more than the first quarter (+15.2% excluding the exchange rate impact), due to:

•	Gross income up 2.0%.

•	Flat costs (-0.6%).

•	Lower provisions (-6.7%).

è	Profit was 8.8% higher than in the first quarter of 2013 due to exchange rates:

•	Excluding this impact, profit was 18.6% higher due to a 7.3% rise in net interest income and lower provisions.

è	Loans were up 1% and deposits down 3%, both quarter-on-quarter and year-on-year, at constant exchange rates.

Retail banking generated 84% of the Group’s operating areas gross income and 69% of attributable profit in the first half of 2014.

Strategy

The Bank continued to make progress in the programme of transforming Retail Banking begun in 2013. Its central planks are to improve the experience of customers with the Bank, specialize the management of each segment and develop a multi-channel distribution model that is more efficient and tailored to changing clients’ needs. At the same time, innovation in the way of working is being fostered, and opportunities linked to the Group’s international positioning fully exploited. The overriding goal of this programme is to strengthen customer relations and loyalty.

Several measures taken in the last few months underscore the progress made in various countries, including:

1. Santander Advance: the Advance Programme was launched in Spain in April and in its first months is meeting the high expectations.

The aim is to not only support SMEs financially, but also assume an integral commitment to their development and growth. The programme has a strong financial offer (which is adjusted in each market on the basis of its features and the positioning of the bank with a mixed focus of traditional and non-traditional financing), as well as non-financial support measures (talent and training, support for internationalization, fostering employment, and recruitment and placement, a dedicated jobs portal and a programme of Santander scholarships).

New lending under this programme in Spain in the two months since the launch amounted to EUR 4,000 million, notably improving the trend of previous months. Moreover, more than 9,000 new clients were captured in the first nine weeks, a faster pace of weekly capturing than before the launch of the programme.

Meanwhile, more than 3,000 SMEs participated in non-financial Advance initiatives. Of note was the holding of more than 80 workshops on SME issues in Santander branches in 17 regions, which were attended by more than 1,000 SMEs. Training sessions were given directly to more than 450 SMEs and online ones to more than 800. Master classes were given in various regions in five companies, which opened their doors to other Santander SME clients, and for several hours executives explained their successful business models. Santander Advance connected more than 200 Spanish companies with Mexico and Poland via videoconferences in which interested SMEs gained first hand knowledge of international business opportunities in new markets.

The Advance Programme is an innovative ,differential and integral value offer, for supporting the growth of SMEs. After Spain, it will be launched in Mexico, Brazil, the UK and Portugal this year and in the rest of the Group’s countries in 2015.

¢ RETAIL BANKING (EUR million)

		o/ 1Q’14			o/ 1H’13
	2Q’14%		% w/o FX	1H’14%		% w/o FX
INCOME STATEMENT
Net interest income	7,099	4.0	2.1	13,925	(1.6)	7.3
Net fees	1,889	1.8	0.1	3,744	(7.0)	1.4
Gains (losses) on financial transactions	80	(25.9)	(24.7)	187	(73.5)	(71.6)
Other operating income*	(26)	(67.6)	(68.8)	(108)	(40.9)	(36.6)
Gross income	9,041	3.8	2.0	17,749	(5.1)	3.4
Operating expenses	(4,065)	1.1	(0.6)	(8,087)	(5.2)	2.1
Net operating income	4,976	6.2	4.2	9,661	(4.9)	4.5
Net loan-loss provisions	(2,372)	(4.6)	(6.7)	(4,858)	(16.5)	(7.9)
Other income	(338)	26.3	22.8	(605)	23.2	32.3
Profit before taxes	2,266	17.3	15.6	4,198	9.1	19.5
Tax on profit	(561)	19.0	16.9	(1,033)	25.1	38.2
Profit from continuing operations	1,704	16.7	15.1	3,164	4.7	14.4
Net profit from discontinued operations	(0)	2.5	1.9	(0)	(98.2)	(98.3)
Consolidated profit	1,704	16.7	15.1	3,164	5.2	15.0
Minority interests	254	17.0	14.9	472	(11.9)	(1.9)
Attributable profit to the Group	1,450	16.7	15.2	2,692	8.8	18.6
BUSINESS VOLUMES
Customer loans	609,679	2.5	0.7	609,679	1.7	0.8
Customer deposits	508,459	(1.4)	(3.2)	508,459	(2.4)	(3.4)

(*)	Including dividends, income from the equity-accounted method and other operating income/expenses

JANUARY - JUNE

56	FINANCIAL REPORT 2014	INFORMATION BY SECONDARY SEGMENTS

¢ RETAIL BANKING. INCOME STATEMENT (EUR million)

	Net operating income						Attibutable profit to the Group
		o/ 1Q’14			o/ 1H’13			o/ 1Q’14			o/ 1H’13
	2Q’14%		% w/o FX	1H’14%		% w/o FX	2Q’14%		% w/o FX	1H’14%		% w/o FX
Continental Europe	1,248	9.2	9.1	2,391	11.2	11.7	381	9.2	9.0	730	92.7	95.1
United Kingdom	599	3.6	2.0	1,178	22.2	18.0	354	6.1	4.5	687	64.2	58.5
Latin America	2,263	4.6	0.7	4,427	(21.7)	(7.4)	513	19.4	16.5	943	(24.8)	(10.9)
USA	865	8.1	8.2	1,666	20.0	25.3	202	54.8	55.0	332	(21.2)	(17.7)
Total Retail Banking	4,976	6.2	4.2	9,661	(4.9)	4.5	1,450	16.7	15.2	2,692	8.8	18.6

2. Launch of the Santander Trade Club and Passport: the recently launched Santander Trade Club enables exporters and importers to get to know one another, interact and be connected in order to generate new international business opportunities. It also gives users access to the network of more than 5 million corporate clients of Banco Santander. The Passport is a service that helps companies and SMEs to internationalise and ensures that those in countries where the bank operates receive the best offer of products and the best attention, regardless of the country in which they want to operate.

3. Establishing Santander Select in all countries where we operate: Select will be launched in all countries during 2014, following its establishment in Spain, Mexico, Chile, Argentina and Brazil in 2013 and Portugal and the US in the first part of this year. Select is the Bank’s global brand for the mass affluent segment, with a specialised attention model and an attractive and exclusive value offer for these clients. As part of the benefits for these clients, we recently launched the Global Select debit card that enables clients to withdraw cash free of charge from any of our more than 30,000 Santander ATMs around the world. We have already issued close to 80,000 of these cards, which have been well received. The card received a prize from the magazine Actualidad Económica as one of the Best Ideas in 2014.

It is also worth pointing out other measures that reflect the Group’s vocation to keep on being in the vanguard of the changes taking place in various markets in order to exploit the new trends, processes and possibilities that are continuously arising.

•	The SANTANDER ideas:) project was launched at the beginning of the year in the whole Group. It is a corporate social network that seeks to foster a work culture focused on innovation and cooperation and enables better use to be made of the diversity, talent and collective intelligence of all the Group’s employees. The first challenge – to make Santander a closer, simpler and more direct bank for our clients – succeeded in involving close to 13,000 employees. They generated 4,000 ideas, which were assessed by a team of experts and resulted in the shaping of around 250 projects in all countries where we operate.

•	Santander UK reached a co-operation agreement with the peer-to-peer lending platform Funding Circle, in order to make crossed references between clients. This is a pioneering co-operation agreement between established and new entities.

The emphasis in the coming months is to continue the process of transforming the Group’s retail banks and evolve toward a more customer-focused and efficient model.

Results

Attributable profit was 16.7% higher than in the first quarter at EUR 1,450 million (+15.2% excluding the exchange rate impact).

This was due to gross income, which increased 2.0% (eliminating the forex impact), flat costs (-0.6%) and the effort made to manage credit quality, reflected in a 6.7% drop in provisions.

Profit was 8.8% higher than in the first half of 2013 and 18.6% higher excluding the exchange rate impact. It was due to gross income, mainly net interest income (+7.3%) and, to a lesser extent, lower provisions.

JANUARY - JUNE

INFORMATION BY SECONDARY SEGMENTS	FINANCIAL REPORT 2014	57

¢ GLOBAL WHOLESALE BANKING

è	Attributable profit of EUR 428 million in the second quarter, 9.7% less than the first quarter and EUR 902 million in the first half (+6.4% year-on-year; +14.9% in constant euros). Of note:

•	Gross income rose at a faster pace (+10.1% year-on-year excluding the exchange rate impact) and stable provisions.

•	Higher costs from strengthening the franchise and maintain efficiency levels that are a reference for the sector (33.6%).

è	Focus on clients continued (89% of revenues) and on active management of risks, liquidity and capital.

è	In the quarter, a strategic alliance (subject to regulatory approvals) was announced to spur custody business in Spain and Latin America.

Santander Global Banking & Markets (SGB&M) generated 12% of the Group’s operating areas gross income and 23% of attributable profit in the first half.

Strategy

SGB&M maintained in 2014 the key pillars of its business model, focused on the client, its global reach and its interconnection with local units, within active management of risk, capital and liquidity. Notable developments this year are:

•	The development together with Retail Banking of offers and advice in high value products for various client segments in all the Group’s units.
•	The push given to transaction business in the UK, US and Poland, which complements the strengthening of the franchise of clients in all countries.

•	The creation of the Financing Solutions and Advisory unit to provide an integral solution for the advisory and structural financing needs of clients.

The Group reached agreement in the second quarter with an investor group to strengthen its leadership in custody business in Spain and Latin America. This group will acquire 50% of the current business in Spain, Brazil and Mexico, with Santander keeping the remaining 50%. It is expected that products and services will be boosted and more investments made in technology platforms and equipment.

Results and activity

Attributable profit was EUR 428 million in the second quarter, 9.7% lower than the first quarter due to the rise in provisions. Of note was the increase in gross income (+2.9%) backed by net interest income and fee income.

Profit in the first half was 6.4% higher year-on-year at EUR 902 million, absorbing the depreciation of Latin American currencies. At constant exchange rates, the increase was 14.9%, backed by gross income (+10.1%; +2.6% in current euros) and stable provisions.

The efficiency ratio remained a reference (33.6%) for the sector, after absorbing the increase in costs in constant euros from business development in core markets.

These results emanated from the strength and diversification of customer revenues, which accounted for 89% of total gross income. Its year-on-year performance is similar to that of total revenues (+1.3%; +6.5% in constant euros), although varied by business sub areas:

¢ GLOBAL WHOLESALE BANKING (EUR million)

		o/ 1Q’14			o/ 1H’13
	2Q’14%		% w/o FX	1H’14%		% w/o FX
INCOME STATEMENT
Net interest income	656	13.3	11.5	1,235	3.5	12.8
Net fees	370	8.4	6.7	712	2.8	9.9
Gains (losses) on financial transactions	172	(50.8)	(51.2)	520	(0.5)	5.8
Other operating income*	138	379.3	377.0	166	5.3	5.8
Gross income	1,335	2.9	1.5	2,633	2.6	10.1
Operating expenses	(445)	1.2	(0.1)	(886)	(0.5)	5.5
Net operating income	890	3.8	2.3	1,748	4.2	12.6
Net loan-loss provisions	(200)	86.2	85.9	(308)	(3.3)	0.9
Other income	(19)	1.0	0.6	(38)	27.2	27.0
Profit before taxes	670	(8.3)	(9.8)	1,402	5.5	15.2
Tax on profit	(183)	(8.8)	(10.3)	(383)	2.8	13.2
Profit from continuing operations	488	(8.1)	(9.7)	1,019	6.6	15.9
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	488	(8.1)	(9.7)	1,019	6.6	15.9
Minority interests	60	5.7	1.6	116	7.7	24.9
Attributable profit to the Group	428	(9.7)	(11.0)	902	6.4	14.9
BUSINESS VOLUMES
Customer loans	79,191	(0.6)	(1.9)	79,191	(18.3)	(17.8)
Customer deposits	73,272	8.0	6.5	73,272	(10.4)	(9.2)

(*)	Including dividends, income from the equity-accounted method and other operating income/expenses

JANUARY - JUNE

58	FINANCIAL REPORT 2014	INFORMATION BY SECONDARY SEGMENTS

Transaction Banking

Global Transaction Banking1 registered lower customer revenues (-7.5% year-on-year; -1.7% in constant euros), due to the lower contribution of basic financing which the rest of activities did not offset, excluding the exchange rate impact.

By businesses, stronger growth from trade finance, spurred by the two largest markets (Spain and Brazil) and in units being developed. There were significant operations in the second quarter to strengthen the Group’s position in export finance (Royal Caribbean) and in supply chain solutions (Danone Group).

Revenues from cash management also rose, due to the combination of a local offer and regional solutions for treasury management, as well as in custody-settlement, strongly backed by the recovery in Spain and growth in Brazil.

On the other hand, lower contribution of basic financing due to the general containment of spreads, particularly in Spain and Portugal.

Financing Solutions & Advisory

Financing Solutions & Advisory2 increased its customer revenues 8.5% year-on-year (+12.7% without the exchange rate impact).

In syndicated corporate loans, Santander maintained its reference positions in Europe and Latin America with major participations in significant transactions. Also in Project Finance, where the Group continued to foster the transformation of the market in order to adjust it to the new regulatory and funding reality with operations that are less capital intensive.

In the capital markets, Santander continued to consolidate its business. In Europe, differentiated evolution by segments, with a sharp year-on-year rise in financial issuers and falls in corporate bonds. Also, lower issuance of sovereign bonds, although of note was Santander’s participation as joint bookrunner in the syndicated issue of a new Kingdom of Spain EUR 9 billion 10-year bond. In Latin America, the Group took advantage of its leading presence in the region to attract various issuers to the cross-border market. Santander participated in the big operations of Odebrecht Oil & Gas Finance, Brasil Foods and Votorantim.

In Corporate Finance, small fall in gross income with more activity, particularly in the telecoms sector. Of note was the Group’s participation: in advisory services for the acquisition by American Tower (US leader in managing telecom towers) of the Brazilian BR Towers; in the capital increase of Fibra Uno in Mexico as the global coordinator (second largest placement in the country’s history); and in the first real estate transaction of a consortium of Brazilian investors in Spain (purchase of the assets of a joint venture between ADIF and Riofisa).

Lastly, Asset & Capital Structuring continued to increase its portfolio of clients in Europe, Latin America and the US. Of note was the rise in gross income in the UK.

Global Markets

Global Markets’3 customer revenues rose by 6.3% year-on-year (+11.4% excluding the exchange rate effect), due to the higher contribution from all countries.

Positive evolution of revenues from the sales business, fuelled by double-digit growth in Spain, Brazil and Chile, which offset the weaker business particularly in the UK and Mexico. Of note by type of client was the growth of sales of the corporate and commercial banking segments in all units, compared to a more unequal contribution from the rest of segments (institutional, corporate, etc.).

Lower contribution from the management of books in Spain, due to the reduced volatility and the lower volumes, compared with the better results in emerging countries. The most affected books in Europe were those of cash products, while the contribution of derivatives declined to a smaller extent.

The contribution of equities was higher in customer revenues in constant euros because of Europe (better in the primary market than in the secondary) which offset the declines in Latin America. In organized markets derivatives, the Group’s positions in Spain (MEFF – Spanish financial futures market) and Mexico were maintained, with a share of more than 19% in settlements.

(1)	Global Transaction Banking: includes the business of cash management, trade finance, basic financing and custody.

(2)	Financing Solutions & Advisory: includes the units of origination and distribution of corporate loans and structured financings, bond and securitisation origination teams, corporate finance units (mergers and acquisitions, primary markets of equities, investment solutions for corporate clients via derivatives), and asset & capital structuring.

(3)	Global Markets: includes the sale and distribution of fixed income and equity derivatives, interest rates and inflation; the trading and hedging of exchange rates, and short-term money markets for the Group’s wholesale and retail clients; management of books associated with distribution; and brokerage of equities, and derivatives for investment and hedging solutions.

(*) Excluding exchange rate impact: total revenues: +10%; customers +7%

JANUARY - JUNE

INFORMATION BY SECONDARY SEGMENTS	FINANCIAL REPORT 2014	59

¢	PRIVATE BANKING, ASSET MANAGEMENT AND INSURANCE

è	Attributable profit of EUR 180 million in the second quarter (+31.4% quarter-on-quarter) and EUR 317 million in the first half (-4.8% year-on-year).

•	Fall in the profit due to the smaller perimeter (sale of 50% of fund management entities in 2013) and the impact of exchange rates. Rise of 9.2% excluding them.

è	Total gross income (including that paid to the networks) accounted for 10% of the operating areas’ total in the first half (+1.7% year-on-year and at constant exchange rates and perimeter).

è	Private Banking: more stable gross income in recent quarters, though lower year-on-year (-3.8% in constant euros).

è	Asset Management: higher revenues on a like-for-like basis and constant exchange rates (+12.0%).

è	Insurance: solid contribution of gross income and higher attributable profit (+19.8% year-on-year in constant euros).

Attributable profit in the first half for the whole area was EUR 317 million (8% of the Group operating areas’ total).

Strategy

Private Banking continues to advance in installing a homogeneous model that provides integral solutions for the financial needs of the Group’s high-income clients, with specialised units by country. The model is based on three pillars:

•	Segmentation, as a tool to define a tailored and efficient value offer that also tends to the needs of the next generations.

•	Linkage and satisfaction of all customer needs.

•	Commitment to multi-channel banking in an increasingly digitalized environment.

Asset Management, after the global alliance with Warburg Pincus and General Atlantic to foster business in funds, continued to strengthen its marketing model via:

•	Reviewing and adjusting the offer, with a greater focus on clients and their investment needs.

•	A model that covers clients’ savings needs for retirement, with a special focus in some markets.

•	A segmented offer of investment products for clients in specific markets such as Portugal and Poland.

Insurance, backed by alliances in core European and Latin American countries with specialists, continued to develop a sustainable business model that ensures protection of its clients. There are two basic pillars:

•	A more complete open market insurance range, better segmented and multi-channel, with a particular focus on Select clients and on SMEs.

•	The Programme for Excellence and Customer Satisfaction in Insurance (Progress) was put into effect to strengthen long-term relations with clients and make possible optimum management of portfolios.

A further step in this strategy is the joint venture with CNP. Announced in July, it seeks to distribute insurance products by some of Santander Consumer Finance units. It includes the acquisition of a 51% stake of the three product-generating insurance companies.

Results and activity

Attributable profit was 31.4% higher than in the first quarter backed by higher gross income and lower provisions.

Compared to the first half of 2013, gross income was 5.5% lower due to the smaller perimeter (sale of 50% of the fund management entities in the fourth quarter of 2013) and the depreciation of Latin American currencies. The lower operating expenses and provisions did not prevent the decline in attributable profit (-4.8%). Excluding these effects, gross income and profit rose 2.8% and 9.2%, respectively.

¢ PRIVATE BANKING, ASSET MANAGEMENT AND INSURANCE (EUR million)

		o/ 1Q’14			o/ 1H’13
	2Q’14%		% w/o FX	1H’14%		% w/o FX
INCOME STATEMENT
Net interest income	109	(7.8)	(8.7)	227	(9.1)	(5.4)
Net fees	148	5.6	5.1	287	2.8	8.0
Gains (losses) on financial transactions	11	34.9	34.4	20	(27.2)	(23.3)
Other operating income*	96	13.9	11.7	180	(9.6)	(2.5)
Gross income	364	3.8	2.7	714	(5.5)	(0.3)
Operating expenses	(144)	1.7	0.9	(285)	(1.0)	2.9
Net operating income	220	5.2	4.0	429	(8.2)	(2.4)
Net loan-loss provisions	12	—	—	(14)	(41.3)	(41.2)
Other income	(1)	(72.4)	(75.0)	(3)	102.1	167.6
Profit before taxes	231	28.1	26.7	412	(6.8)	(0.7)
Tax on profit	(47)	23.7	23.2	(85)	(12.4)	(8.6)
Profit from continuing operations	184	29.3	27.6	326	(5.3)	1.7
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	184	29.3	27.6	326	(5.3)	1.7
Minority interests	4	(23.9)	(26.0)	9	(19.4)	(7.1)
Attributable profit to the Group	180	31.4	29.7	317	(4.8)	1.9

(*)	Including dividends, income from the equity-accounted method and other operating income/expenses

JANUARY - JUNE

60	FINANCIAL REPORT 2014	INFORMATION BY SECONDARY SEGMENTS

(*)	Year-on-year change at constant perimeter and exchange rates: Total +2%; Insurance 0%; Asset Management +12%; Private Banking: -4%.

The area’s total revenues including those recorded by the distribution networks amounted to EUR 2,187 million (-5.8% year-on-year; +1.7% on a like-for-like basis and constant exchange rates). These revenues accounted for 10% of the operating areas’ total.

Private Banking generated an attributable profit of EUR 140 million in the first half, 10.1% lower than in the same period of 2013 (-7.0% in constant euros). This was largely due to the 3.8% fall, excluding exchange rate impact, in gross income.

Compared to the first quarter, attributable profit was 37.1% higher. Of note was the greater stability in revenues, lower provisions and cost management that resulted in an efficiency ratio of around 47%, a reference for the sector.

Asset Management posted an attributable profit of EUR 51 million (-12.9% year-on-year), with higher contribution of the second quarter (EUR 33 million). On a like-for-like basis and at constant exchange rates, attributable profit was 33.2% higher.

Including the fees recorded by the networks, total gross income for the Group was EUR 484 million, 0.9% higher than in the first half of 2013 (+12.0% higher on a like-for-like basis and constant exchange rates).

Business volumes were higher. Managed and marketed funds amounted to EUR 154,195 million, 10% more than at the end of 2013 at constant exchange rates. Of this, EUR 130,997 million were mutual and pension funds and the rest clients’ portfolios other than funds. Three countries concentrate over three-quarters of these funds:

•	In Spain (EUR 55,540 million, +15% over the end of 2013), Santander led the net capturing of mutual funds (four mixed funds and/or profiled out of the top 10), lifting its market share by 194 b.p. in 12 months to 17.2% in June, according to Inverco.

•	In Latin America, Brazil increased its assets to EUR 49,593 million (+7% in local currency in the first half), driven by the high income and corporate segments.

•	Mexico increased its assets in pesos by 11% over December to EUR 11,724 million, thanks to the Select and Elite funds.

Insurance posted an attributable profit of EUR 126 million in the first half, 6.3% more year-on-year, thanks to a second quarter result that was 10.0% higher than the first. Isolating the exchange rate impact, attributable profit was 19.8% higher year-on-year due to higher gross income and flat costs.

Total gross income generated by this business including fee income recorded in the commercial networks was EUR 1,279 million, unchanged year-on-year at constant exchange rates and 7.5% less in euros.

The total result for the Group (profit before taxes plus fee income paid to the networks) was 7.7% lower year-on-year due to the depreciation of Latin American currencies, and 0.1% higher in constant euros. The performance excluding the exchange rate impact was as follows:

•	Europe contributed less year-on-year (-2.4%). Growth in consumer business (Santander Consumer Finance: +7.8%) and Poland (+38.1% in constant euros), offset the falls in Spain, Portugal and the UK.

•	Latin America’s profit was up 5.1% at constant exchange rates, with growth in all countries except for Brazil which remained unchanged due to lower lending. Of note was Mexico (+18.8%) in local currency.

•	The US profit grew 10.1%, backed by fee income from the distribution of Santander Bank’s third party insurance.

¢ PRIVATE BANKING, ASSET MANAGEMENT AND INSURANCE. INCOME STATEMENT (EUR million)

	Net operating income						Attibutable profit to the Group
		o/ 1Q’14			o/ 1H’13			o/ 1Q’14			o/ 1H’13
	2Q’14%		% w/o FX	1H’14%		% w/o FX	2Q’ 14%		% w/o FX	1H’14%		% w/o FX
Private Banking	108	(7.0)	(7.4)	224	(11.1)	(8.0)	81	37.1	36.6	140	(10.1)	(7.0)
Asset Management	32	70.8	66.9	51	(11.8)	(6.5)	33	84.2	80.0	51	(12.9)	(7.7)
Insurance	79	7.6	5.6	153	(2.3)	9.0	66	10.0	7.8	126	6.3	19.8
Total	220	5.2	4.0	429	(8.2)	(2.4)	180	31.4	29.7	317	(4.8)	1.9

JANUARY - JUNE

CORPORATE GOVERNANCE	FINANCIAL REPORT 2014	61

Corporate Governance

Changes to the Bylaws and creation of a new board committee

On June 5, 2014, after obtaining the Bank of Spain’s authorization, the changes to the Bank’s Bylaws, which had been approved by the ordinary general meeting of shareholders on March 28, 2014 (95.5% of votes in favour), were inscribed in the Mercantile Registry of Cantabria.

These changes bring the Bylaws into line with the recent legislative changes in corporate governance, mainly related to the CRD IV directive and applicable in the European Union as of January 1, 2014.

This directive requires credit institutions to constitute a risk committee that advises the board on “the global propensity to risk, current and future, of the entity and its strategy in this sphere” and which assists it “in overseeing the implementation of the strategy by senior management”, preserving the board’s global risks responsibility.

One of the changes consisted of introducing an article that gives a new board committee, denominated supervision of risks, regulation and compliance, general powers of support and advice to the board for the function of supervision and control of risks, setting the Group’s risk policies, relations with the supervisory authorities and in matters of regulation and compliance.

The board, at its meeting on June 23, 2014, agreed to modify the board’s regulations and adapt them to the changes in the Bylaws and develop them as required including, among other changes, an article that regulates the aforementioned committee’s functions. The following directors were appointed members of this committee: Mr. Fernando de Asúa Álvarez as chairman, Ms. Sheila Bair, Mr. Rodrigo Echenique Gordillo and Mr. Ángel Jado Becerro de Bengoa.

The board, when designating these directors, three of whom are non-executive independent and the other non-executive in the board’s view, is neither a proprietary nor an independent director, took into account their knowledge, skills and experience in the field of the committee’s tasks.

Changes in the board

Mr. Vittorio Corbo Lioi presented his resignation as a director of Banco Santander, with effect from July 24th, 2014.

JANUARY - JUNE

62	FINANCIAL REPORT 2014	SIGNIFICANT EVENTS IN THE QUARTER

Significant events in the quarter and subsequent ones

Offer to acquire the minority interests of Banco Santander Brazil

On April 29, we announced our intention to make an offer to acquire all the shares of Banco Santander Brazil not owned by Grupo Santander and which represent approximately 25% of Banco Santander Brazil’s share capital. Banco Santander will offer a premium of 20% on the latest closing price. The amount of the transaction, expected to be completed in October, will be paid in Banco Santander shares (a maximum number of around 665 million).

The offer is voluntary, so minority shareholders of Banco Santander Brazil can take it up or not, and is not subject to a minimum level of acceptance. Santander will acquire all the shares that accept the offer and does not intend to delist Santander Brazil from the Sao Paulo or New York stock markets. Banco Santander shares will be listed on the Sao Paulo market in the form of Brazilian Depository Receipts (BDRs).

Issue of additional Tier 1 capital instruments

In May, Banco Santander, S.A. made the second issue of contingent perpetual preferred securities (PCCS) convertible into newly issued ordinary shares, eligible as additional Tier 1 capital (AT1) under the new European regulation on equity.

Targeted solely at qualified investors, the final amount of the issue was $1,500 million, following demand of around $10,000 million. The PCCS were issued at par and the remuneration, whose payment is subject to certain conditions and to the discretion of the Bank, has been set at 6.375% on an annual basis for the first five years. After that, it will be reviewed by applying a margin of 478.8 basis points on the five-year Mid-Swap Rate.

Alliance in custody business

Banco Santander announced on June 19 it had entered into an agreement with FINESP Holdings II B.V., an affiliate of Warburg Pincus, a global private equity firm focused on growth investing, to strengthen Santander’s leadership in the custody business. Under the terms of the agreement, which is conditional upon legal and regulatory approvals, the group which will also include Temasek, a Singapore based investment company, will acquire a 50% stake in Santander’s current custody operations in Spain, Mexico and Brazil. The remaining 50% will be owned by Santander. The transaction is expected to close in the fourth quarter of 2014.

The transaction values Santander’s custody business in these countries at EUR 975 million and will generate a net capital gain for the Santander Group of approximately EUR 410 million.

Acquisition of GE Capital’s consumer finance business in Nordic countries

On June 23 an agreement was reached with GE Money Nordic Holding AB, under which Santander Consumer Finance, Banco Santander’s consumer finance subsidiary, will acquire the consumer finance business of GE Capital in Sweden, Denmark and Norway.

The purchase price of the operation, expected to be completed during the second half of 2014, is around EUR 700 million.

The business of GE Capital in Nordic countries, mainly direct credit and cards, will complement Santander’s presence in these markets (auto finance leader) and enable Santander Consumer Finance to become the region’s consumer finance leader.

Alliance to develop the insurance business of Santander Consumer Finance

Banco Santander and CNP announced on July 10 they had reached an agreement by which the French insurance company will acquire a 51% stake in the companies that service Santander Consumer Finance (SCF). The partnership will enable SCF to boost its future insurance business and will deliver better products and quality of service for customers, particularly in credit insurance and payment protection.

The agreement, which is subject to relevant regulatory authorisations, is expected to be completed by the end of the year and will generate a net capital gain for Grupo Santander of EUR 250 million.

Agreement with Banque PSA Finance

Grupo Santander through its subsidiary Santander Consumer Finance, S.A. and Banque PSA Finance, the auto finance unit of Group PSA Peugeot Citroën, have reached agreement to provide car finance in 11 European countries. Under the terms of the agreement, Santander’s consumer finance unit would provide funding, under certain conditions, for the business originated from the moment the transaction is closed, which is expected during 2015 or at the start of 2016. In some countries, Santander would buy part of the loan book owned by Banque PSA Finance. It also includes a colaboration agreement in business insurance in all these countries. The transaction is subject to the relevant regulatory and anti-trust authorisations.

JANUARY - JUNE

CORPORATE SOCIAL RESPONSIBILITY	FINANCIAL REPORT 2014	63

Corporate Social Responsibility

Grupo Santander continued to develop new initiatives under its commitment to Corporate Social Responsibility. The highlights of the second quarter were:

Social investment

•	Santander Universities

Banco Santander has more than 1,100 co-operation agreements with universities throughout the world, under which it makes available to students, teachers and researchers various scholarship programmes and grants for study in order to foster international mobility.

Under the framework of the business alliance that Banco Santander has with Bank of Shanghai, the chairmen of the banks, showed their support for higher education by signing a joint co-operation agreement involving seven of China’s most prestigious universities. It includes a international travel scholarship programme for students, a training programme to improve the quality of teaching and other measures to improve services to university communities.

As part of the Santander Formula Scholarships, Emilio Botín and Fernando Alonso, the Spanish Formula One racing driver, delivered 100 new international travel scholarships to students, selected from 6,191 people from 58 Spanish universities, so that they can strengthen and expand their studies in universities and training centres with which the Bank has agreements.

Banco Santander and the University of Salamanca delivered 167 international scholarships to European and Latin American students under the Banco Santander-University of Salamanca International Scholarships programme which has been running 13 years. Since its creation, this programme has given scholarships to more than 1,000 students.

•	Investment in the community

Banco Santander runs many local programmes to support the communities in which it operates in order to contribute to their economic and social development, Many of these programmes involve the Group’s employees.

Among the many activities held during the Semana Somos Santander (a corporate event to promote team work and pride in belonging to the Group, which takes place in all countries ath the same time), employees had the opportunity to show their solidarity spirit and help improve the life of the most needy by participating in the Gran Recogida de Alimentos Santander. Under this, they donated 59,000 Kg. of basic food products which were collected by NGOs.

For the 10th year running, Banco Santander and the Fundación Deporte y Desafio sponsored Alpine skiing courses for the handicapped children of the Group’s employees in Spain. The objective of these courses is to promote leisure activities for those with some kind of handicap as a way of helping their social integration via sports. Forty two children and young people took part in this year’s courses.

In Chile, the Bank and the Techo organization (Un techo para Chile) launched a campaign to collect funds from clients and employees to build 1,000 basic homes for those affected by the fire in Valparaiso. A special account was opened to receive donations which were matched by the Bank.

The environment and climate change

Banco Santander helps to improve the environment through initiatives and strategic plans to reduce energy consumption and emissions of greenhouse gases in all its buildings and offices.

The second Banco Santander Climate Change Committee was held in May. Its purpose is to identify the Bank’s risks and opportunities in this sphere. Since its creation in 2012, Santander has made significant advances in co-operation with various of the Bank’s risk, business and real estate units. It makes available financial solutions that are committed to preserving the environment, such as financing renewable energy and energy efficiency projects.

As regards the financing of projects to supply and treat water in Spain, the Bank and the autonomous region government of the Balearic Islands, signed two loans of EUR 61.6 million and EUR 15 million to improve the facilities for waste water treatment. This agreement will benefit the tourism industry as it will improve the quality of coastal area waters, one of the country’s main tourist attractions.

Prizes and recognitions

Santander was named Best Bank in Western Europe by Euromoney magazine. The magazine believes Santander is “unique” in having a credit rating higher than its domestic sovereign. It also highlighted the bank’s geographic diversification and its model of subsidiaries. Santander was also named Best Bank in Spain, Portugal, Mexico, Argentina and Puerto Rico.

The Euromoney magazine awarded Bank Zachodni WBK and Santander Totta prizes in the Best Sales category in Poland and Portugal, respectively in the 2014 Structured Products Awards. Bank Zachodni is the main distributor of structured products in Poland, while Santander Totta, for the third year running, received the prize as the bank with the greatest sales success in structured products in Portugal.

The magazine Global Finance awarded The World’s Best Developed Markets Banks prizes which recognized Santander in Spain and Portugal as the most profitable banks. The Bank was also recognized for its capacity of responding to clients’ needs through an innovative and tailored offer of financial products and services.

JANUARY - JUNE

64	FINANCIAL REPORT 2014	APPENDIX

NOTE:	The financial information for the first half of 2014 and 2013 corresponds to that included in the consolidated summarised financial statements at these dates, drawn up in accordance with the International Accounting Standards (IAS) 34, Interim Financial Information. The accounting policies and methods used are those established by the International Financial Reporting Standards adopted by the European Union (IFRS-EU), Circular 4/2004 of the Bank of Spain and the International Financial Reporting Standards issued by the International Accounting Standards Board (IFRS-IASB).

CONSOLIDATED INCOME STATEMENT (EUR million)

	1H’14	1H’13
Interest and similar income	26,580	26,373
Interest expense and similar charges	(12,218)	(13,000)
INTEREST INCOME	14,362	13,374
Income from equity instruments	251	204
Share of results of entities accounted for using the equity method	108	268
Fee and commission income	6,034	6,350
Fee and commission expense	(1,300)	(1,302)
Gains/ Losses on financial assets and liabilities (net)	1,328	1,419
Exchange differences (net)	(50)	429
Other operating income	2,944	3,261
Other operating expenses	(3,066)	(3,392)
GROSS OPERATING INCOME	20,611	20,610
Administrative expenses	(8,721)	(8,827)
Personnel expenses	(4,999)	(5,129)
Other general expenses	(3,722)	(3,698)
Depreciation and amortisation	(1,165)	(1,169)
Provisions (net)	(1,506)	(1,178)
Impairment losses on financial assets (net)	(5,369)	(6,013)
PROFIT FROM OPERATIONS	3,850	3,422
Impairment losses on other assets (net)	(831)	(206)
Gains / (Losses) on disposal of assets not classified as non-current assets held for sale	2,302	708
Negative consolidation difference	—	—
Gains / (Losses) on non-current assets held for sale not classified as discontinued operations	(85)	(213)
PROFIT/ (LOSS) BEFORE TAX	5,236	3,712
Income tax	(1,948)	(891)
PROFIT FOR THE PERIOD FROM CONTINUING OPERATIONS	3,288	2,821
Profit from discontinued operations (net)	—	(14)
CONSOLIDATED PROFIT FOR THE PERIOD	3,288	2,807
Profit for the period attributable to the parent	2,756	2,255
Profit attributable to minority interests	532	552
EARNING PER SHARE
Basic earning per share (euros)	0.24	0.21
Diluted earning per share (euros)	0.24	0.21

NOTE: The financial information in this report was approved by the Bank’s Board of Directors at its meeting on July 24, 2014, following a favourable report from the Audit Committee on July 22, 2014. In its review, the Audit Committee ensured that the first half information has been drawn up in accordance with the same principles and practices as the annual financial statements.

JANUARY - JUNE

APPENDIX	FINANCIAL REPORT 2014	65

CONSOLIDATED BALANCE SHEET (EUR million)

	30.06.14	31.12.13	30.06.13
ASSETS
Cash and balances with central banks	83,877	77,103	81,673
Financial assets held for trading	130,773	115,289	169,729
Other financial assets at fair value through profit or loss	30,421	31,381	40,118
Available-for-sale financial assets	90,637	83,799	105,616
Loans and receivables	755,264	714,484	730,764
Held-to-maturity investments	—	—	—
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	1,384	1,627	1,859
Hedging derivatives	6,333	8,301	8,420
Non-current asets held for sale	5,208	4,892	4,546
Investments	3,603	5,536	5,012
Associates	1,927	2,042	2,175
Jointly controlled entities	1,676	3,494	2,837
Insurance contracts linked to pensions	344	342	429
Reinsurance assets	359	356	357
Tangible assets	17,028	13,654	13,949
Property, plant and equipment	13,730	9,974	9,979
Investment property	3,298	3,680	3,970
Intangible assets	29,374	26,241	26,989
Goodwill	26,663	23,281	23,878
Other intangible assets	2,711	2,960	3,111
Tax assets	26,576	26,819	25,265
Current	4,794	5,751	5,692
Deferred	21,782	21,068	19,573
Other assets	6,862	5,814	8,392
TOTAL ASSETS	1,188,043	1,115,638	1,223,118
LIALIBITIES AND EQUITY
Financial liabilities held for trading	96,621	94,673	139,904
Other financial liabilities at fair value through profit or loss	50,446	42,311	54,779
Financial liabilities at amortised cost	914,107	863,114	910,139
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	70	87	117
Hedging derivatives	6,497	5,283	5,424
Liabilities associated with non-current assets held for sale	1	1	1
Liabilities under insurance contracts	1,602	1,430	1,091
Provisions	15,205	14,475	15,116
Tax liabilities	8,190	6,079	6,855
Current	4,846	4,254	4,903
Deferred	3,344	1,825	1,952
Other liabilities	9,588	8,283	8,298
TOTAL LIABILITIES	1,102,327	1,035,736	1,141,724
Shareholders’ equity	87,035	84,740	83,202
Capital or endowment fund	5,889	5,667	5,405
Share premium	36,537	36,804	37,119
Reserves	41,652	38,121	38,205
Other equity instruments	338	193	297
Less: Treasury shares	(137)	(9)	(79)
Profit for the year attributable to the Parent	2,756	4,370	2,255
Less: Dividends and remuneration	—	(406)	—
Valuation adjustments	(11,857)	(14,151)	(11,903)
Available-for-sale financial assets	911	35	(262)
Cash flow hedges	(76)	(233)	(265)
Hedges of net investments in foreign operations	(2,940)	(1,874)	(2,614)
Exchange differences	(6,580)	(8,768)	(5,914)
Non-current assets held for sale	—	—	—
Entities accounted for using the equity method	(221)	(446)	(216)
Rest valuation adjustments	(2,951)	(2,866)	(2,632)
Total equity attributable to the parent	75,178	70,589	71,299
Minority interests	10,538	9,313	10,095
Valuation adjustments	(1,008)	(1,541)	(811)
Other equity instruments	11,546	10,854	10,906
TOTAL EQUITY	85,716	79,902	81,394
TOTAL LIABILITIES AND EQUITY	1,188,043	1,115,638	1,223,118
Pro-memoria
Contingent liabilities	44,695	41,049	43,347
Contingent commitments	199,599	172,797	186,257

JANUARY - JUNE

Investor Relations
Ciudad Grupo Santander
Edificio Pereda, 1st floor
Avda de Cantabria, o/n
28660 Boadilla del Monte
Madrid (Spain)
Tel: 34 (91) 259 65 14 / 34 (91) 259 65 20
Fax: 34 (91) 257 02 45
e-mail: investor@gruposantander.com

Legal Head Office:
Paseo Pereda, 9-12, Santander (Spain)
Tel: 34 (942) 20 61 00
Operational Head Office:
Ciudad Grupo Santander
Avda, de Cantabria, o/n 28660 Boadilla del Monte, Madrid (Spain)

Santander
a bank for your ideas

www.santander.com

31 July 2014

ACTIVITY AND RESULTS

First Half 2014

31 July 2014

Santander

2 Important information Banco Santander, S.A. (“Santander”) cautions that this presentation contains forward-looking statements. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America (the “SEC”) could adversely affect our business and financial performance. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever. Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Note: Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast. The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments my differ materially from those of such subsidiaries.

3 Important information for investors about Santander’s offer to acquire the minority interests in Santander Brasil Santander has announced a voluntary public tender offer for the exchange of share deposit certificates (“Units”), common shares, preferred shares or American Depositary Shares (“ADSs”) issued by Banco Santander (Brasil) S.A. (“Santander Brasil”) for Brazilian Depositary Shares (“BDSs”) or ADSs representing common shares of Santander (“Exchange Tender Offer”). Potential investors should carefully read the Exchange Tender Offer materials, including the Edital and the Reference Form (Formulário de Referência) to be published by Santander in Brazil, especially the risk factors described in the “Risk Factors” sections of such materials, before deciding whether or not to tender their Santander Brasil Units, shares or ADSs into the Exchange Tender Offer. In connection with the proposed transaction, Santander has filed with the U.S. Securities and Exchange Commission (the “SEC”) a preliminary Registration Statement on Form F-4 that contains a preliminary offer to exchange/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, OFFER TO EXCHANGE/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE AS THEY CONTAIN IMPORTANT INFORMATION. All such documents filed with the SEC will be available free of charge at the SEC’s website at www.sec.gov

4	Agenda ?Group performance 1H’14 —Highlights —Results ?Business areas performance 1H’14 ?Conclusions ?Appendix

1H’14 Highlights 5 INCOME STATEMENT Sharp increase in 2Q’14: EUR 1,453 mill. (+12% / 1Q’14) ATTRIBUTABLE PROFIT 1H’14: EUR 2,756 mill. (+22% / 1H’13) Higher gross income and lower costs NII + fee income (+5%) and provisions / 1Q’14 costs (+1%) and provisions (-2%) BALANCE SHEET VOLUMES consolidate trend with Loans: +2% Deposits: 0% a new increase over 1Q’14 Mutual funds: +7% CREDIT QUALITY: NPLs stabilising NPL ratio 5.45% (5.52% in Mar’14) with lower cost of credit CET1: 10.9% Total capital ratio: 12.1% Solid CAPITAL and LIQUIDITY ratios LTD: 114%

5

1H'14 Highlights

INCOME STATEMENT

BALANCE SHEET

VOLUMES consolidate trend with a new increase over 1Q'14	Loans: +2% Deposits: 0% Mutual funds: +7%
CREDIT QUALITY: NPLs stabilising with lower cost of credit	NPL ratio 5.45% (5.52% in Mar'14)
Solid CAPITAL and LIQUIDITY ratios	CET1: 10.9% Total capital ratio: 12.1% LTD: 114%

Santander

6	Income statement

7	Strong profit recovery over previous quarters continues

1Q’13 2Q 3Q 4Q 1Q’14 2Q 1,205 1,050 1,055 1,060 1,303 1,453 EUR million Quarterly attributable profit +12%* 1H’13 1H’14 2,255 2,756 Half-year attributable profit +22%* (*) Excluding fx impact: +40% (*) Excluding fx impact: +9% vs. 1Q’14

7

Strong profit recovery over previous quarters continues

EUR million

Quarterly attributable profit

(*) Excluding fx impact: +9% vs. 1Q'14

Half-year attributable profit

+22%*
2,255
2,756
1H'13
1H'14

(*) Excluding fx impact: +40%

Santander

8 Gross income—Group Net interest income and fee income—Group Constant EUR million EUR million Constant EUR million +3% / 1Q’14 +1% / 1Q’14 1Q’13 2Q’13 3Q 4Q 1Q’14 2Q 10,722 10,847 10,333 10,029 10,124 10,488 6,547 6,728 6,742 6,826 7,063 7,299 1Q’13 2Q 3Q 4Q 1Q’14 2Q Fee income Net interest income 9,810 10,018 10,032 9,872 10,214 10,397 2,284 2,303 2,233 2,299 2,350 2,384

8

Gross income - Group

Net interest income and fee income - Group

Constant EUR million

+3%
/ 1Q'14
6,547
6,728
6,742
6,826
7,063
7,299
Net interest income
+1%
/ 1Q'14
2,284
2,303
2,233
2,299
2,350
2,384
Fee income
1Q'13
2Q
3Q
4Q
1Q'14
2Q

Santander

9 EUR million Constant EUR million (1)Average year-on-year inflation for the first half (Source: Thomson Datastream) % in Constant EUR million Costs Average Costs (nominal) inflation1 (real terms) Spain -6.7 0.1 -6.8 Portugal -1.1 -0.2 -0.9 Poland -1.1 0.4 -1.5 Brazil 1.3 6.1 -4.8 SCF (excl. perimeter) 0.8 0.6 0.2 UK 1.6 1.7 -0.1 Mexico 11.9 3.9 8.0 Chile 4.0 3.9 0.1 USA 9.2 1.7 7.5 1Q’13 2Q 3Q 4Q 1Q’14 2Q5,068 5,088 4,943 5,060 4,847 4,906 4,722 4,756 4,814 4,977 4,883 4,870 The Group’s OPERATING EXPENSES reflected integration synergies and the first results of productivity and efficiency plans Group operating expenses 1H’14 / 1H’13 change by principal unit

10 Sustained reduction of COST OF CREDIT due to generalised reduction in provisions 2,850 3,135 2,952 2,747 2,722 2,611 2.45 2.14 1.89 1.69 1.65 1.56 1Q’13 2Q 3Q 4Q 1Q’14 2Q 1Q’13 2Q 3Q 4Q 1Q’14 2Q 3,142 3,399 3,025 2,774 2,695 2,638 EUR million Constant EUR million Cost of credit (%) Loan-loss provisions Note: Cost of credit = 12 month loan-loss provisions / average lending, calculated in current euros

11 (*) Variations excluding fx impact Grupo Santander Results In short, higher profit in the quarter due to higher commercial revenues, costs control and lower cost of credit EUR million 2Q’14 Var. / 1Q’14 1H’14 Var. / 1H’13% %* % %* NII + fee income 9,773 4.8 2.9 19,095 -2.2 6.9 Gross income 10,488 3.6 1.8 20,611 -4.4 4.0 Operating expenses -4,906 1.2 -0.3 -9,753 -4.0 2.9 Net operating income 5,582 5.8 3.7 10,858 -4.9 4.9 Loan-loss provisions -2,638 -2.1 -4.1 -5,333 -18.5 -10.9 PBT 2,435 13.3 11.1 4,584 16.0 31.8 Attributable profit 1,453 11.6 9.5 2,756 22.2 40.1 Note 2: 2Q’14 profit does not include the net capital gains expected from the announced transactions of Custody (EUR 410 mill.) and Insurance (EUR 250 mill.). Both transactions are expected to be closed in 2H’14. Note 1: Net capital gains of Altamira (EUR 385 mill.), SCUSA (EUR 730 mill.) and changes to the UK benefit pension entitlements (EUR 220 mill.) had no impact on profit. A fund was established for restructuring costs (EUR 744 mill.), and intangible assets impairment (EUR 512 mill.) and other provisions (EUR 79 mill.) made.

12 Balance sheet

13

Gross loans

% Var. Jun'14 / Mar'14 in constant euros[1]

Spain +2%
Portugal -0.3%
Poland +3%
SCF +1%
UK +1%
USA +1%
Brazil +0.4%
Mexico +7%
Chile +1%
Total Group +1%

Group: +2.4% / Dec'13

Deposits + Mutual funds

% Var. Jun'14 / Mar'14 in constant euros[1]

Spain 0%
Portugal +1%
Poland -2%
UK +0.4%
USA +0%
Brazil +3%
Mexico +2%
Chile -1%
Total Group +0.5%

Group: +2.4% / Dec'13

(1) Excluding repos

Santander

13 Gross loans The volumes recovery trend started in Dec?13 continued in 2Q?14 Deposits + Mutual funds Spain Portugal Poland SCF UK USA Brazil Mexico Chile Total Group +2% -0.3% +3% +1% +1% +1% +0.4% +7% +1% +1% Group: +2.4% / Dec?13 Group: +2.4% / Dec?13 % Var. Jun?14 / Mar?14 in constant euros1 (1) Excluding repos Spain Portugal Poland UK USA Brazil Mexico Chile Total Group 0% +1% -2% +0.4% +0% +3% +2% -1% +0.5% % Var. Jun?14 / Mar?14 in constant euros1

14 Grupo Santander credit quality ¡NPL ratio stabilising ¡Sharp drop of NPL entries in recent quarters ¡Higher coverage ratio in 2014 70 67 65 66 67 J’13 S’13 D’13 M’14 J’14 5.15 5.40 5.61 5.52 5.45 J’13 S’13 D’13 M’14 J’14 NPL ratio (%) Coverage ratio (%)

15

NPL ratio by unit (%)

Net loans to customers

Other LatAm 2%
Chile 4%
Mexico 3%
Brazil 10%
USA 9%
UK 34%
Spain 23%
Portugal 3%
Poland 2%
Germany 4%
Run-off real estate 1%
Other Europe 5%

Managing different environments

Spain

UK

Brazil

USA

Santander

15 2.96 3.04 3.09 2.88 2.93 J’13 S’13 D’13 M’14 J’14 2.01 1.98 1.98 1.88 1.91 J’13 S’13 D’13 M’14 J’14 6.49 6.12 5.64 5.74 5.78 J’13 S’13 D’13 M’14 J’145.75 6.40 7.49 7.61 7.59 J’13 S’13 D’13 M’14 J’14 Spain 23% Portugal 3% Poland 2% Germany 4% Run-off real estate 1% Other Europe 5% UK 34% USA 9% Brazil 10% Mexico 3% Chile 4% Other LatAm 2% NPL ratio by unit (%) Net loans to customers UK Brazil Spain USA Managing different environments

16

High solvency ratios and low leverage

Capital ratios

Capital ratio
12.05%
12.07%
Tier1
10.77%
10.92%
CET1
10.77%
10.92%
Mar'14[1]
Jun'14[1]

- **Organic capital generation**
- **AT1 issuance**
- **Hybrid debt amortisation**

Leverage ratio

- June 14: 4.5% (stable in the quarter)

LCR

Santander

16 High solvency ratios and low leverage CET1 Tier1 LCR Mar’14 Jun’14 10.77% 10.92% 10.77% 10.92% 12.05% 12.07% 1 (1) Considering Spanish regulation on intangibles homogeneous with European one Capital ratios Capital ratio Leverage ratio June 14: 4.5% (stable in the quarter) Above 100% in the Group and principal units (vs. 60% required by Jan.1, 2015) ¡Organic capital generation ¡AT1 issuance ¡Hybrid debt amortisation 1

17 Agenda ?Group performance 1H’14 —Highlights —Results ?Business areas performance 1H’14 ?Conclusions ?Appendix

Business areas 18

High diversification by country in profit generation

Attributable profit by country in 1H'14
Portugal, 2%
Poland, 6%
Spain, 13%
Brazil, 19%
Germany, 5%
Other Europe, 6%
Mexico, 8%
UK, 20%
Chile, 7%
Other LatAm, 5%
USA, 9%

Santander

18 Percentage over operating areas attributable profit, excluding Spain’s run-off real estate Business areas High diversification by country in profit generation Poland, 6% Brazil, 19% Mexico, 8% Chile, 7% Other LatAm, 5% USA, 9% UK, 20% Other Europe, 6% Germany, 5% Spain, 13% Portugal, 2% Attributable profit by country in 1H’14

19 Activity Spain ¡Lending rose for the second straight quarter. In deposits, the focus was kept on cutting costs ¡Higher commercial revenues in 2Q due to net interest income (+4%) and fee income (+3%) ¡Costs reflected integration process (-7% /1H’13) ¡Provisions continue to normalise ¡Sharp profit recovery trend was maintained Var. Jun’14 / Jun’13 Volumes1 Cost of new time deposits EUR million P&L 1.54% 1.41% 1.36% 0.91% 0.75% 2Q’13 3Q 4Q 1Q’14 2Q (1) Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds Loans Funds-4% +0% +2% / 1Q’14 0% / 1Q’14 2Q’14%1Q’14 1H’14%1H’13 NII + Fee income 1,663 3.8 3,264 3.4 Gross income 1,782 -0.5 3,574 -0.1 Operating expenses -873 -2.3 -1,767 -6.7 Net op. income 909 1.2 1,807 7.4 LLPs -488 -3.8 -995 -17.4 Attributable profit 261 3.8 513 78.8

20

Spain

Gross loans

EUR billion

Loans (excl. repos¹)
169
159
160
162
Public sector
18
13
14
15
Household mortgages
51
50
50
50
Other loans to individuals
12
13
13
12
Companies
88
83
83
85
Jun'13
Dec'13
Mar'14
Jun'14
(1) Repos
7
7
4
3

Deposits

EUR billion

Deposits (excl. repos¹)
177
Retail commercial paper
1
Time deposits
82
Demand deposits
94
Jun'14
(1) Repos
5

LTD Spain: 87%

(*) Excluding commercial bills

Santander

20 EUR billion Gross loans Spain Deposits EUR billion (*) Excluding commercial bills Public sector Companies Other loans to individuals Household mortgages Demand deposits Jun’14 94 82 1 177 LTD Spain: 87% ¡Lending (excl. repos): +EUR 3,245 mill. / Dec’13 ¡Rise in new loans (1H’14 / 1H’13): +62% mortgages; +30% companies* ¡Santander Advance (SMEs): high capturing and greater new lending* (+21% /1Q’14) ¡Focusing on profitability improvement -Increase in transactional deposits (demand: +2,800 million in 2Q’14) ¡Further market share gain in mutual funds (+2 p.p. in 12 months ) Jun’13 Dec’13 Mar’14 Jun’14 88 83 83 85 12 13 13 12 51 50 50 50 18 13 14 15 169 159 160 162 (1) Repos (1) Repos 7 7 4 3 5 Loans (excl. repos1) Time deposits Retail commercial paper Deposits (excl. repos1)

Spain. NPL ratio and entries

21

NPL and coverage ratios (%)

NPL entries[1] > 90 days

Base 100: 2008
Companies w/o real estate purpose
100
123
142
170
179
179
148
Mortgages to individuals
100
102
74
83
78
71
53
Individuals Cards + Consumer loans
100
97
53
44
42
35
27
2008
2009
2010
2011
2012
2013
1H'14

Santander

21 5.75 6.40 7.49 7.61 7.59 Jun’13 Sep’13 Dec’13 Mar’14 Jun’14 43 45 44 45 45 Spain. NPL ratio and entries (1)Gross NPL entries by date (before recoveries), annualised. Provisional 100 123 142 170 179 179 148 Base 100: 2008 100 102 74 83 78 71 53 100 97 53 44 42 35 27 2008 2009 2010 2011 2012 2013 1H’14 NPL entries1 > 90 days NPL and coverage ratios (%) Coverage ratio Mortgages to individuals Individuals Cards + Consumer loans Companies w/o real estate purpose ¡In 2014, stable NPL ratio due to lower net entries of recoveries (-90% /1H’13) ¡Coverage ratio remained unchanged NPL ratio

22 2.27% 1.84% 1.70% 1.72% 1.69% 2Q’13 3Q 4Q 1Q’14 2Q Activity Portugal ¡Market share gain in loans (+25 b.p. in the last 12 months) backed by individuals and companies ¡Profit normalisation continued, with year-on-year increase of 63% ¡Higher gross income, backed by lower cost of funds and higher trading gains ¡Cost control maintained ¡Sustained trend in cost of credit reduction Var. Jun’14 / Jun’13 Volumes1 Cost of new term deposits (1) Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds Loans Funds -4% -3% -0.3% / 1Q’14 +1% / 1Q’14 EUR million P&L 2Q’14%1Q’14 1H’14%1H’13 NII + Fee income 204 1.4 406 -4.0 Gross income 237 4.0 465 0.2 Operating expenses -121 -0.7 -243 -1.1 Net op. income 116 9.5 222 1.7 LLPs -40 18.7 -75 -40.8 Attributable profit 39 9.6 74 62.6

23 Activity Poland Var. Jun’14 / Jun’13 Volumes1 Stock deposit cost 2.51% 1.81% 1.69% 1.69% 1.56% 2Q’13 3Q 4Q 1Q’14 2Q (1) Local currency. Loans excluding repos. Funds: deposits excluding repos + mutual funds ¡Integration completed with enhanced productivity and commercial activity ¡Higher gross income (lower cost of funds and selective growth in volumes) ¡Costs reflected integration ¡Lower loan-loss provisions and cost of credit ¡Double-digit growth in profit before tax over 1H’13 Loans Funds +2% +5% +3% / 1Q’14 -2% / 1Q’14 P&L EUR million (*) Changes excluding fx impact 2Q’14%1Q’14* 1H’14%1H’13* NII + Fee income 328 3.1 645 13.5 Gross income 353 5.1 687 5.5 Operating expenses -148 0.4 -294 -1.1 Net op. income 205 8.9 393 11.0 LLPs -42 -2.9 -85 -9.1 Attributable profit 88 3.1 173 7.0

24 Activity Santander Consumer Finance – Continental Europe ¡Market share gain in a recovering market ¡High recurring P&L with profit growing and improved profitability ¡PBT growth in most countries. Of note: Nordic countries, Poland, Spain and Portugal. ¡Promoting business through strategic alliances: GE capital acquisition (Sweden, Denmark and Norway) and signing of agreement with Banque PSA Finance, to materialise in 2015. 2Q’13 3Q 4Q 1Q’14 2Q2.6% 2.6% 2.7% 2.6% 2.8% NII – Provisions / ATAs Volumes Note: Not including Santander Consumer UK profit, as it is recorded in Santander UK results. If included, 2Q14 attributable profit: EUR 265 mill. (+5% q-o-q and +20% y-o-y) 3.41% 3.48% 3.31% 3.33% 3.50% 0.77% 0.93% 0.61% 0.74% 0.70% Gross loans New loans +4% +12% EUR million P&L 2Q’14%1Q’14 1H’14%1H’13 NII + Fee income 822 2,8 1.622 4,1 Gross income 827 3,4 1.626 4,9 Operating expenses -357 -2,4 -722 4,3 Net op. income 470 8,3 904 5,3 LLPs -123 -5,2 -252 -16,5 Attributable profit 237 8,6 456 21,0 Var. Jun’14 / Jun’13 Prov. NII +1% / 1Q’14 +9% / 1Q’14

25

Spain run-off real estate

Total balance sheet

EUR billion
Net loans
Net foreclosures
Equity stakes
11.6
11.4
10.8
10.3
9.8
3.6
3.7
3.6
3.6
3.5
6.5
6.2
5.7
5.2
4.9
Jun'13
Sep'13
Dec'13
Mar'14
Jun'14

Coverage ratio

52%
55%
Buildings: 43%
Land: 62%
Loans
Foreclosures

Santander

25 Spain run-off real estate ¡Total real estate exposure dropped 15% in the last twelve months (loans -25%) ¡Coverage ratios remained above 50% ¡1H’14 attributable profit : -EUR 307 mill. (-EUR 337 mill. in 1H’13) Jun’13 Sep’13 Dec’13 Mar’14 Jun’14 6.5 6.2 5.7 5.2 4.9 3.6 3.7 3.6 3.6 3.5 11.6 11.4 10.8 10.3 9.8 EUR billion Loans Foreclosures 52% 55% Total balance sheet Coverage ratio Net foreclosures Net loans Equity stakes Buildings: 43% Land: 62%

26 United Kingdom Loans Funds -1% -3% Var. Jun’14 / Jun’13 Volumes1 Banking NIM2 1.46% 1.59% 1.71% 1.79% 1.81% 2Q’13 3Q 4Q 1Q’14 2Q Activity +1% / 1Q’14 +0.4% / 1Q’14 £ million P&L 2Q’14%1Q’14 1H’14%1H’13 NII + Fee income 1,045 2.1 2,068 14.8 Gross income 1,105 0.4 2,205 9.1 Operating expenses -571 -0.5 -1,145 1.6 Net op. income 533 1.4 1,059 18.4 LLPs -71 -28.8 -170 -28.8 Attributable profit 325 4.6 636 53.6 ¡Continuing transformation of our retail and commercial banking franchise, reflected in the results ¡In 1H’14 customer loans grew 1% with customer funds up 2% ¡Good revenue performance due to reduced cost of deposits and renewed loan growth ¡Control of costs to accommodate investments in the Bank’s business transformation ¡Provisions reflect good credit management and positive momentum across the UK economy (1) Volumes in local currency. Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds (2) In local criteria

United Kingdom 27

United Kingdom

Boosting retail customers …

1|2|3 World Customers

Million

3.0
1.9
0.4
Jun'12
Jun'13
Jun'14

Current accounts

£ billion

Launch C/A (March'12)
1 2 3
35.1
21.3
13.3
+60%
+65%
Jun'12
Jun'13
Jun'14

… and corporates

Corporate loans

£ billion

19.0
21.0
23.1
+11%
+10%
Jun'12
Jun'13
Jun'14

Corporate loans / Total loans

9%
11%
12%
Jun'12
Jun'13
Jun'14

Santander

27 United Kingdom Boosting retail customers … Jun’12 Jun’13 Jun’14 13.3 21.3 35.1 £ billion 1?2?3 +65% Jun’12 Jun’13 Jun’14 0.4 1.9 3.0 Million … and corporates Jun’12 Jun’13 Jun’149% 11% 12% Jun’12 Jun’13 Jun’14 19.0 21.0 23.1 £ billion +10% +11% +60% Current accounts 1|2|3 World Customers Corporate loans / Total loans Corporate loans Launch C/A (March’12) ¡First choice for customers switching1 their current account provider to Santander UK (1 in 4) ¡Total deposits held by primary banking customers up 36% over 12 months ¡Further progress with business diversification; double-digit growth in loans and deposits ¡Building our capability; more regional centres for SMEs, and more relationship managers servicing larger corporates (1)Since the introduction in September 2013 of the new system to help customers with their current account switching.

28 Activity USA Var. Jun’14 / Jun’13
Gross loans New loans +21% +58% Santander Bank1 SCUSA Var. Jun’14 / Jun’13 (1) Local currency. Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds. +3% / 1Q’14 ¡Higher profit in the second quarter in Santander Bank, SCUSA and Puerto Rico ¡Gross income backed by volumes. Santander Bank’s rose in 1Q and 2Q, changing the trend ¡Costs impacted by regulation costs (qualitative improvement of Capital Plan) ¡Lower provisions in the quarter due to SCUSA, with coverage ratio already at 282% in June +1% / 1Q’14 +0.2% / 1Q’14 -12% / 1Q’14 US$ million P&L 2Q’14%1Q’14 1H’14%1H’13 NII + Fee income 1,798 4.1 3,527 15.8 Gross income 1,864 4.2 3,653 17.4 Operating expenses -649 -0.5 -1,301 9.2 Net op. income 1,215 6.9 2,352 22.5 LLPs -684 -8.6 -1,433 79.2 Attributable profit 272 25.8 488 -21.8 Loans Funds +3% +1%

29 Loans Funds +4% +14% Brazil Var. Jun’14 / Jun’13 Volumes1 Activity 2Q’13 3Q 4Q 1Q’14 2Q 3.5% 3.5% 3.7% 3.8% 3.7% NII – Provisions / ATAs 7.10% 6.56% 6.59% 6.48% 6.27% 3.59% 3.11% 2.88% 2.67% 2.55% ¡Lending growth impacted by macroeconomic environment. Funds performed better ¡Gross income reflected lending performance and change of mix, and lower trading gains ¡Costs well below inflation (efficiency plan) ¡Further reduction in provisions and cost of credit ¡Improved profit compared to previous quarters +0.4% / 1Q’14 +3% / 1Q’14 (1) Local currency. Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds EUR million P&L 2Q’14%1Q’14* 1H’14%1H’13* NII + Fee income 2,979 -0.5 5,807 -2.7 Gross income 2,986 -1.1 5,838 -6.0 Operating expenses -1,196 -0.3 -2,328 1.3 Net op. income 1,791 -1.7 3,509 -10.2 LLPs -933 -2.7 -1,837 -23.7 Attributable profit 395 2.6 758 -2.5 (*) Changes excluding fx impact Prov.
NII

Brazil

30

Net Interest Income

NII and loan spreads

Constant EUR million

Lending portfolio

Var. Jun'14 / Mar'14

+7%
-2%
-1%
+2%
+0.4%
Mortgages
Other [1] individuals
SMEs / Companies
Large companies
Total

Credit quality

NPL and coverage ratios (%)

LLPs and cost of credit

Constant EUR million

Santander

30 90 91 92 95 95 95 6.90 6.49 6.12 5.64 5.74 5.78 M’13 J’13 S’13 D’13 M’14 J’14 1Q’13 2Q 3Q 4Q 1Q’14 2Q 2,346 2,322 2,203 2,253 2,264 2,230 11.1 10.5 9.9 9.8 9.9 9.8 Brazil Net interest income still affected by reduced lending growth and change of mix 1 (1)Rest = Consumer, payrolls, auto, cards, cheque and personal loans Net Interest Income Lending portfolio Var. Jun’14 / Mar’14 1Q’13 2Q 3Q 4Q 1Q’14 2Q 1,232 1,175 1,044 984 931 906 7.5% 7.1% 6.7% 6.3% 5.8% 5.4% Credit quality Constant EUR million Reduction in provisions and cost of credit continued, consistent with higher coverage LLPs and cost of credit Constant EUR million Coverage ratio NPL ratio NII and loan spreads NPL and coverage ratios (%) Net interest income Loan spreads Mortgages Other individuals SMEs / Companies Large companies Total+7% -2% -1% +2% +0.4% Net loan-loss provisions Cost of credit

31 Mexico ¡Expansion plan reflected in market share gain of 1.1 p.p. y-o-y in loans and demand deposits ¡Higher gross income due to volumes. Impact from lower benchmark rate and change of mix ¡Costs reflected expansion plan ¡Provisions grew at a slower pace year-on-year. Lower cost of credit ¡Attributable profit rose in the quarter. Higher tax rate in year-on-year terms Loans Funds +19% +9% Var. Jun’14 / Jun’13 Volumes1 Activity +7% / 1Q’14 +2% / 1Q’14 2Q’13 3Q 4Q 1Q’14 2Q2.5% 2.3% 2.6% 2.7% 2.5% NII – Provisions / ATAs 3.85% 4.37% 4.42% 4.10% 3.98% 1.31% 2.09% 1.81% 1.44% 1.43% (1) Local currency. Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds P&L 2Q’14%1Q’14* 1H’14%1H’13* NII + Fee income 720 1.3 1,419 6.4 Gross income 775 6.9 1,488 3.8 Operating expenses -312 0.1 -619 11.9 Net op. income 463 12.1 870 -1.3 LLPs -191 5.0 -369 23.7 BAI 271 17.6 497 -17.9 Attributable profit 169 20.3 307 -24.0 EUR million (*) Changes excluding fx impact Prov. NII

32 P&L Chile ¡Growth in loans (SMEs, companies and affluent clients) and better funding mix (demand: +11%) ¡Higher gross income due to inflation, volumes and cost of funds. Impact from regulation on fee income ¡Costs in 2Q reflected the impact of salary agreement ¡Cost of credit continued to improve ¡High profit both in the quarter and the first half, partly due to inflation Loans Funds +9% +8% Var. Jun’14 / Jun’13 Volumes1 Activity +1% / 1Q’14 -1% / 1Q’14 2Q’13 3Q 4Q 1Q’14 2Q2.5% 2.9% 2.9% 3.0% 3.5% NII – Provisions / ATAs 3.86% 4.39% 4.38% 4.26% 4.69% 1.40% 1.52% 1.44% 1.21% 1.,24% (1)Local currency. Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds 2Q’14%1Q’14* 1H’14%1H’13* NII + Fee income 526 8.1 1,015 20.9 Gross income 551 4.0 1,084 17.8 Operating expenses -210 5.2 -411 4.0 Net op. income 341 3.3 672 28.1 LLPs -118 2.2 -234 -6.6 Attributable profit 132 8.2 255 53.3 EUR million (*) Changes excluding fx impact Prov. NII

Other Latin American countries

33

Attributable profit

Constant EUR million

Argentina
104
120
135
1H'13
2H'13
1H'14
Uruguay
23
24
25
1H'13
2H'13
1H'14
Peru
8
10
10
1H'13
2H'13
1H'14

Santander

33 Other Latin American countries ¡Focus on linkage, transactional business and target segments ¡Volumes growing at double-digit rates in all units ¡P&L underpinned by gross income Argentina Constant EUR million Attributable profit Uruguay Peru 1H’13 2H’13 1H’14104 120 135 1H’13 2H’13 1H’14 23 24 25 1H’13 2H’13 1H’14 8 10 10

34 Corporate Activities ¡Lower losses than in 1H’13, when a charge for the integration of the banks in Spain was recorded ¡Similar gross income: higher net interest income due to reduced cost of issues offset by lower trading gains P&L 1H’14 1H’13 Gross income -461 -460 Operating expenses -389 -353 Provisions, tax and minority interests 1 -249 Attributable profit -849 -1,062 EUR million

35 Agenda ?Group performance 1H’14 —Highlights —Results ?Business areas performance 1H’14 ?Conclusions ?Appendix

36 Better revenues dynamic. Main drivers: ?Loan growth with mature markets recovering ?Lower cost of funds Operating expenses performing well Provisions on a reduction trend, towards normalisation The Group’s profit rose sharply with better-quality results 2012 / 2011 2013 / 2012 1H’14/1H’13-18.2% -9.5% +26.6% OPERATING PROFIT—GROUP (Net op. income after provisions) Current euros -18.1% -16.2% +13.4% Plans to improve productivity, efficiency and linkage Business portfolio and ongoing transactions offer future growth potential Second quarter summary Year-on-year change in constant euros

37 Agenda ?Group performance 1H’14 —Highlights —Results ?Business areas performance 1H’14 ?Conclusions ?Appendix

Appendix

- Group balance sheet
- Liquidity and funding
- Secondary segment results
- Business transformation and portfolio management
- NPL, coverage ratios and cost of credit
- Spreads
- Quarterly income statements

Santander

38 Group balance sheet Appendix Liquidity and funding Secondary segment results NPL, coverage ratios and cost of credit Spreads Quarterly income statements Business transformation and portfolio management

39 Group balance sheet

40

Highlights of the Group balance sheet

Balance sheet at June 2014

1,188
Cash and credit institutions
167
2
Derivatives
71
3
AFS portfolio
76
4
Trading portfolio
64
5
Other*
103
6
Net loans to customers
707
1
Assets
1,188
Credit institutions
128
Derivatives
88
Other
41
Customer deposits
618
Issues and subordinated liabilities
211
Shareholders' equity & fixed liabilities
102
Liabilities

1. Lending: 60% of balance sheet
2. Cash, central banks and credit institutions: 14%
3. Derivatives (with counterparty on the liabilities side): 6% of balance sheet
4. Available for sale portfolio (AFS): 6%
5. Trading portfolio: 5%
6. Other (goodwill, fixed assets, accruals): 9%

Santander

40 Highlights of the Group balance sheet
Lending: 60% of balance sheet Derivatives (with counterparty on the liabilities side): 6% of balance sheet Cash, central banks and credit institutions: 14% Other (goodwill, fixed assets, accruals): 9% Available for sale portfolio (AFS): 6% Trading portfolio: 5% 1 3 2 4 5 6 (*) Other assets: Goodwill EUR 27 bn., tangible and intangible assets EUR 20 bn., other capital instruments at fair value EUR 1 bn., accruals and other accounts EUR 55 bn. Retail balance sheet, appropriate for a low risk business model, liquid and well capitalised Assets Liabilities 707 102 103 211 64 618 76 41 71 88 167 128 1,188 1,188 Miles de millones de euros Other* 1 6 5 4 3 2 Balance sheet at June 2014 Net loans to customers Derivatives Cash and credit institutions AFS portfolio Trading portfolio Customer deposits Issues and subordinated liabilities Credit institutions Other Derivatives Shareholders’ equity & fixed liabilities

41 Liquidity and funding

Liquidity and funding

42

Well-funded balance sheet with high structural liquidity surplus

June 2014. EUR billion

Santander Group liquidity balance sheet

Net loans to customers
707
Fixed assets & other
72
Financial assets
172
618
Deposits
64
Securitisations
135
M/L term funding
113
Equity (86) and other (27)
21
Assets
Liabilities

Commercial Gap: EUR 89.1 bill.

Santander

42 Liquidity and funding Structural liquidity1 surplus: EUR 151 bill. (16% net liabilities) Commercial Gap: EUR 89.1 bill. Well-funded balance sheet with high structural liquidity surplus June 2014. EUR billion Santander Group liquidity balance sheet Net loans to customers Deposits M/L term funding Financial assets Equity (86) and other (27) Securitisations Fixed assets & other Note: Liquidity balance sheet for management purposes (net of trading derivatives and interbank balances). Provisional (1) Financial assets – short term wholesale funding markets Assets Liabilities 172 21 72 113 707 135 64 618

43 LTD ratio Deposits + M/L term funding / (net loans / deposits) net loans Spain 87% 156% Portugal 104% 112% Santander Consumer Finance 189% 74% Poland 93% 110% UK 124% 108% Brazil 104% 126% Mexico 99% 106% Chile 144% 92% Argentina 84% 121% USA* 150% 103% Group Total 114% 116% Adequate liquidity structure of stand-alone units Liquidity and funding June 2014 Main units and liquidity ratios (*) Including Santander Bank, Puerto Rico and SCUSA (the latter by global integration in 2014; in 2013 by the equity accounted method).

44

Liquidity and funding

June 2014

Issuance (EUR bn.)

28
Total
20
20
M/L term issuance
13
Securitisations¹
7
8
1H'13
1H'14

Diversified issuances 1H'2014

US$ area, 27%
Sterling area, 26%
Euro area, 47%

Santander

44 June 2014 Sterling area, 26% Euro area, 47% US$ area, 27% Total 1H’13 1H’14 7 8 13 20 20 28 Higher recourse to wholesale funding at the start of the year, backed by improved markets conditions Liquidity and funding Diversified issuances 1H’2014 Issuance (EUR bn.) M/L term issuance Securitisations1 (1)Placed in the market and including structured finance Note: 2013 data on a like-for-like basis

45 Secondary segment results

Retail Banking 46

Retail Banking

Activity

EUR billion

Net loans
+2%*
599
610
Jun'13
Jun'14

(*) +1% excluding FX impact

Deposits
-2%*
521
508
Jun'13
Jun'14

(*) -3% excluding FX impact

P&L

EUR million

(*) excluding FX impact

Gross income

EUR million

Santander

46 Retail Banking Activity EUR million P&L EUR billion EUR million 1Q’13 2Q 3Q 4Q 1Q’14 2Q 9,279 9,414 8,847 8,803 8,707 9,041 Gross income 2Q’14%1Q’14* 1H’14%1H’13* NII + Fee income 8,988 1.6 17,670 6.0 Gross income 9,041 2.0 17,749 3.4 Operating expenses -4,065 -0.6 -8,087 2.1 Net op. income 4,976 4.2 9,661 4.5 LLPs -2,372 -6.7 -4,858 -7.9 Attributable profit 1,450 15.2 2,692 18.6 Net loans Deposits (*) -3% excluding FX impact (*) +1% excluding FX impact ¡Sharp exchange rate impact in recent quarters ¡Excluding this impact: -Recovery of net interest income + fee income, (+2% / 1Q’14; +6% / 1H’13) -Costs in line with inflation -Provisions on a downward trend Jun’13 Jun’14 599 610 +2%* Jun’13 Jun’14 521 508 -2%* (*) excluding FX impact

47

Consumer Business

Includes Continental Europe, United Kingdom and USA (SCUSA)

Basic data

Top 3[1] in 12 countries

14	Countries
61	Agreements with manufacturers for "captive" financing
18.4	Million customers
157,000	Dealers-participants
84,761	EUR million in loans
30,736	EUR million in deposits
685	EUR million in 1H'14 Attributable profit

Gross loans (Jun'14): EUR 85 bn.

EUR billion
Continental Europe
61
UK
5
USA (SCUSA)
19

Attributable profit 1H'14: EUR 685 mill.

EUR million
Continental Europe
456
UK
61
USA (SCUSA)
168

Santander

47 Consumer Business Includes Continental Europe, United Kingdom and USA (SCUSA) Basic data Gross loans (Jun’14): EUR 85 bn.
Attributable profit 1H’14: EUR 685 mill. Continental Europe UK USA (SCUSA) 61 5 19 Continental Europe UK USA (SCUSA) 456 61 168 84,761 18.4 157,000 Countries 14 61 Top 31 in 12 countries 30,736 EUR million in 1H’14 Attributable profit 685 EUR billion EUR million Agreements with manufacturers for “captive” financing EUR million in loans Dealers-participants EUR million in deposits Million customers (1)Market share of new car financing and/or durable goods loans

Global Wholesale Banking (GBM)

48

Gross income

EUR million

TOTAL
+3%*
2,567
2,633
Trading and capital
256
+14%
292
Global Markets
863
+6%
917
Financing solutions & advisory
531
+9%
576
Customers +1%*
Global Transaction Services
917
-8%
848
1H'13
1H'14

(*) Excluding FX impact: total revenues: +10%; customer revenues +7%

TOTAL
Trading y capital
Customers
1,371
1,196
1,306
1,214
1,298
1,335
1,253
1,057
1,169
1,092
1,168
1,174
1Q13
2Q
3Q
4Q
1Q14
2Q

P&L

EUR million

(*) excluding FX impact

48 1Q13 2Q 3Q 4Q 1Q14 2Q1,253 1,057 1,169 1,092 1,168 1,174 1,371 1,196 1,306 1,214 1,298 1,335 Global Wholesale Banking (GBM) TOTAL Financing solutions & advisory TOTAL Trading y capital Customers Customers +1%* Gross income P&L EUR million EUR million Global Transaction Services Global Markets Trading and capital (*) Excluding FX impact: total revenues: +10%; customer revenues +7% ¡Customer revenues account for 89% of the total ¡Gross income growth in constant euros (+10% /1H’13; +2% /1Q’14) ¡Excellent efficiency ratio: 34% ¡Higher provisions in the quarter 2Q’14%1Q’14* 1H’14%1H’13* NII + Fee income 1,026 9.7 1,947 11.7 Gross income 1,335 1.5 2,633 10.1 Operating expenses -445 -0.1 -886 5.5 Net op. income 890 2.3 1,748 12.6 LLPs -200 85.9 -308 0.9 Attributable profit 428 -11.0 902 14.9 917 848 531 576 863 917 256 292 1H’13 1H’14 +3%* -8% +6% +14% +9% 2,567 2,633 (*) excluding FX impact

Private Banking, Asset Management and Insurance

49

Total revenues for the Group[1]

EUR million

TOTAL
2,321
-6%[2]
2,187
Insurance
1,384
-8%
1,279
Asset Management
479
+1%
484
Private Banking
458
-7%
424
1H'13
1H'14

TOTAL
1,161
1,161
1,078
1,044
1,080
1,107
Insurance
706
678
618
643
631
648
Asset Management
234
246
243
195
233
251
Private Banking
221
237
217
206
215
208
1Q'13
2Q
3Q
4Q
1Q'14
2Q

P&L

EUR million

(*) excluding FX impact

(*) Including fees paid to the Group retail networks

Santander

49 Private Banking, Asset Management and Insurance 458 424 479 484 1,384 1,279
2,321 2,187 1H’13 1H’14 1Q’13 2Q 3Q 4Q 1Q’14 2Q 221 237 217 206 215 208 234 246 243 195 233 251 706 678 618 643 631 648 1,161 1,161 1,078 1,044 1,080 1,107 -6%2 -7% TOTAL -8% TOTAL +1% Total revenues for the Group1 P&L (*) Including fees paid to the Group retail networks EUR million EUR million (2) At constant perimeter and FX rates: Total +2%; Insurance 0%; Asset Mgmt.+12%: Private Banking: -4% Private Banking Private Banking Insurance Asset Management Insurance Asset Management 2Q’14%1Q’14* 1H’14%1H’13* NII + Fee income 256 -1.2 514 1.6 Gross income 364 2.7 714 -0.3 Operating expenses -144 0.9 -285 2.9 Net op. income 220 4.0 429 -2.4 LLPs 12 — -14 -41,2 Attributable profit 180 29.7 317 1.9 ¡Impacted by fx rates and reduced perimeter due to sale of 50% of mgmt. companies ¡Large gross income contribution to the Group (+10% of operating areas total) ¡At constant perimeter and fx rates, total gross income for the Group increased (+2% / 1H’13) (*) excluding FX impact

50

Business transformation and portfolio management

Santander

50 Business transformation and portfolio management

51

Progress in the Group's business transformation

- **Multichannel transformation**
- **Customer's choice**

Specialised global models by segment
Distribution models updating
Profitable linkage
CUSTOMER
Customer-driven Innovation
Committed to customer satisfaction

- **NEOCRM Extension** (global tool)

Santander

51 CUSTOMER Progress in the Group’s business transformation Specialised global models by segment Profitable linkage Committed to customer satisfaction Customer-driven Innovation Distribution models updating ¡Santander Select (high income) ¡Santander Advance (SMEs) ¡Specialised services for companies ¡NEOCRM Extension (global tool) ¡Continuous improvement: 25 customer-journeys in 2014 ¡1st / on-boarding new customers ¡Observatory (USA) and LABs (at least in 3 countries) ¡Santander InnoVenture Fund (UK) ¡Multichannel transformation ¡Customer’s choice

52 Disposal of non-strategic lines Altamira Enhance strategic businesses SCF: GE Nordics, PSA, ECI Brazil: GetNet Alliances to bolster our position Custody, Asset Mgmt. companies, Insurance CNP Investing in the future

53

NPL, coverage ratios and cost of credit

Santander

53 NPL, coverage ratios and cost of credit

54 NPL ratios%31.03.1330.06.1330.09.1331.12.1331.03.1430.06.14Continental Europe6.627.838.489.139.129.04 Spain4.125.756.407.497.617.59 Portugal6.887.417.868.128.268.16 Poland7.398.087.757.847.357.42 Santander Consumer Finance3.984.043.964.014.144.07United Kingdom2.032.011.981.981.881.91Latin America5.405.235.295.005.065.03 Brazil6.906.496.125.645.745.78 Mexico1.922.203.583.663.623.52 Chile5.515.816.005.915.995.94USA3.012.963.043.092.882.93Operating Areas4.705.135.395.615.545.46Total Group4.755.155.405.615.525.45

Coverage ratio % 31.03.13 30.06.13 30.09.13 31.12.13 31.03.14 30.06.14 Continental Europe 71.0 63.3 61.1 57.3 58.0 58.3 Spain 50.3 43.1 45.0 44.0 44.6 44.9 Portugal 52.9 52.4 51.9 50.0 50.6 53.1 Poland 67.6 59.3 64.1 61.8 64.6 65.3 Santander Consumer Finance 108.7 106.9 109.2 105.3 105.1 105.2 United Kingdom 42.1 42.1 41.6 41.6 42.9 41.1 Latin America 87.4 86.1 83.6 85.4 86.1 86.3 Brazil 90.4 91.3 92.0 95.1 95.2 94.8 Mexico 157.1 142.7 99.0 97.5 98.6 96.6 Chile 53.9 49.9 49.7 51.1 50.7 51.7 USA 149.6 156.5 148.9 148.1 163.3 165.0 Operating Areas 75.0 69.6 67.2 64.6 66.0 66.4 Total Group 74.1 69.7 67.1 64.9 66.3 66.7

56 Cost of credit % 31.03.13 30.06.13 30.09.13 31.12.13 31.03.14 30.06.14 Continental Europe 3.13 2.33 1.71 1.23 1.21 1.14 Spain 1.23 1.26 1.36 1.36 1.37 1.31 Portugal 1.18 1.10 0.93 0.73 0.63 0.55 Poland 1.22 1.18 1.09 1.01 0.98 0.92 Santander Consumer Finance 1.26 1.15 1.13 0.96 0.89 0.87 United Kingdom 0.29 0.26 0.26 0.24 0.23 0.22 Latin America 5.07 4.87 4.73 4.53 4.24 3.95 Brazil 7.46 7.07 6.72 6.34 5.82 5.38 Mexico 2.46 2.73 3.27 3.47 3.59 3.58 Chile 1.95 2.00 1.96 1.92 1.82 1.76 USA 1.89 1.95 2.17 2.48 2.94 3.15 Operating Areas 2.49 2.15 1.85 1.65 1.61 1.55 Total Group 2.45 2.14 1.89 1.69 1.65 1.56
Cost of credit = 12 month loan-loss provisions / average lending

Spain run-off real estate. Exposure and coverage ratios

57

Coverage by borrowers' situation (June 2014)

EUR Million

Total coverage (problematic assets + performing loans)

provisions / exposure (%)

Total real estate exposure
53%
Jun'14

Santander

57 Jun’14 53% Gross risk Coverage Net Fund Risk Non-performing 7,517 4,426 3,091 Substandard1 2,286 831 1,455 Foreclosed real estate 7,919 4,392 3,527 Total problematic assets 17,722 9,649 8,073 Performing loans2 330 0 330 Real estate exposure 18,052 9,649 8,403 Spain run-off real estate. Exposure and coverage ratios Non-performing 59% Substandard1 36% Foreclosed real estate 55% Total problematic assets 54% Performing loans2 0% Total coverage (problematic assets + performing loans) Coverage by borrowers’ situation (June 2014) provisions / exposure (%) EUR Million (1)100% up-to-date with payments (2)Performing loans: loans up-to-date with payments Total real estate exposure

58 Spain run-off real estate. Loans and foreclosures Finished buildings 4,046 4,673 -627 Buildings under constr. 527 614 -87 Developed land 3,177 3,124 +53 Building and other land 892 1,116 -224 Non mortgage guarantee 1,491 1,828 -337 Total 10,133 11,355 -1,222 Finished buildings 2,341 42% 1,353 Buildings under constr. 475 47% 254 Developed land 2,523 61% 992 Building land 2,506 64% 900 Other land 74 62% 28 Total 7,919 55% 3,527 LOANS with real estate purpose Foreclosed REAL ESTATE (June 2014) EUR Million EUR Million
Jun’14 Dec’13 Var. Gross amount Coverage Net amount

59 Spreads

60 Spreads on loans and deposits % 1Q 13 2Q 13 3Q 13 4Q 13 1Q 14 2Q 14 Retail Banking Spain Loan spreads 2.21 2.26 2.33 2.43 2.39 2.36 Deposit spreads 0.16 0.28 0.15 0.20 0.45 0.47 TOTAL 2.37 2.54 2.48 2.63 2.84 2.83 Retail Banking Portugal Loan spreads 2.44 2.44 2.44 2.42 2.44 2.39 Deposit spreads (1.22) (1.18) (1.06) (0.99) (0.93) (0.84) TOTAL 1.22 1.26 1.38 1.43 1.51 1.55 Retail Banking Poland Loan spreads 2.41 2.45 2.43 2.53 2.51 2.47 Deposit spreads 0.73 0.72 0.73 0.98 1.12 1.22 TOTAL 3.14 3.17 3.16 3.51 3.63 3.69 Santander Consumer Finance Loan spreads 4.76 4.83 4.93 4.91 5.04 5.03 Retail Banking United Kingdom Loan spreads 2.78 2.80 2.85 2.84 2.83 2.76 Deposit spreads (1.25) (1.17) (1.00) (0.86) (0.82) (0.70) TOTAL 1.53 1.63 1.85 1.98 2.01 2.06

61 Spreads on loans and deposits%1Q 132Q 133Q 134Q 131Q 142Q 14Retail Banking Brazil Loan spreads13.0912.5111.9311.8211.7611.60 Deposit spreads0.720.750.840.950.900.92 TOTAL13.8113.2612.7712.7712.6612.52Retail Banking Mexico Loan spreads8.468.418.348.238.177.83 Deposit spreads1.861.641.561.511.521.46 TOTAL10.3210.059.909.749.699.29Retail Banking Chile Loan spreads4.314.274.013.983.984.00 Deposit spreads2.392.472.422.312.352.37 TOTAL6.706.746.436.296.336.37Retail Banking USA Loan spreads2.512.522.522.492.442.57 Deposit spreads0.340.330.570.410.730.65 TOTAL2.852.853.092.903.173.22

62 Cuentas trimestrales de P&L

63

Santander Group

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	1H 13	1H 14
NII + Fee income	9,689	9,833	9,245	9,275	9,323	9,773	19,522	19,095
Gross income	10,722	10,847	10,333	10,029	10,124	10,488	21,570	20,611
Operating expenses	(5,068)	(5,088)	(4,943)	(5,060)	(4,847)	(4,906)	(10,155)	(9,753)
Net operating income	5,655	5,760	5,390	4,968	5,277	5,582	11,414	10,858
Net loan-loss provisions	(3,142)	(3,399)	(3,025)	(2,774)	(2,695)	(2,638)	(6,541)	(5,333)
Other	(372)	(549)	(509)	(366)	(433)	(508)	(921)	(942)
Profit before taxes	2,141	1,812	1,856	1,828	2,149	2,435	3,953	4,584
Consolidated profit	1,564	1,345	1,337	1,301	1,579	1,771	2,908	3,350
Attributable profit	1,205	1,050	1,055	1,060	1,303	1,453	2,255	2,756

Santander

63 Santander GroupEUR million1Q 132Q 133Q 134Q 131Q 142Q 141H 131H 14NII + Fee income9,6899,8339,2459,2759,3239,77319,52219,095Gross income10,72210,84710,33310,02910,12410,48821,57020,611Operating expenses(5,068)(5,088)(4,943)(5,060)(4,847)(4,906)(10,155)(9,753)Net operating income5,6555,7605,3904,9685,2775,58211,41410,858Net loan-loss provisions(3,142)(3,399)(3,025)(2,774)(2,695)(2,638)(6,541)(5,333)Other(372)(549)(509)(366)(433)(508)(921)(942)Profit before taxes2,1411,8121,8561,8282,1492,4353,9534,584Consolidated profit1,5641,3451,3371,3011,5791,7712,9083,350Attributable profit1,2051,0501,0551,0601,3031,4532,2552,756

64

Santander Group

Constant EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	1H 13	1H 14
NII + Fee income	8,831	9,031	8,976	9,125	9,413	9,683	17,862	19,095
Gross income	9,810	10,018	10,032	9,872	10,214	10,397	19,828	20,611
Operating expenses	(4,722)	(4,756)	(4,814)	(4,977)	(4,883)	(4,870)	(9,478)	(9,753)
Net operating income	5,088	5,261	5,218	4,895	5,331	5,527	10,350	10,858
Net loan-loss provisions	(2,850)	(3,135)	(2,952)	(2,747)	(2,722)	(2,611)	(5,985)	(5,333)
Other	(359)	(528)	(497)	(354)	(438)	(504)	(887)	(942)
Profit before taxes	1,880	1,598	1,769	1,794	2,171	2,413	3,478	4,584
Consolidated profit	1,366	1,183	1,278	1,280	1,596	1,755	2,549	3,350
Attributable profit	1,048	919	1,007	1,042	1,316	1,440	1,967	2,756

Santander

64 Santander GroupConstant EUR million1Q 132Q 133Q 134Q 131Q 142Q 141H 131H 14NII + Fee income8,8319,0318,9769,1259,4139,68317,86219,095Gross income9,81010,01810,0329,87210,21410,39719,82820,611Operating expenses(4,722)(4,756)(4,814)(4,977)(4,883)(4,870)(9,478)(9,753)Net operating income5,0885,2615,2184,8955,3315,52710,35010,858Net loan-loss provisions(2,850)(3,135)(2,952)(2,747)(2,722)(2,611)(5,985)(5,333)Other(359)(528)(497)(354)(438)(504)(887)(942)Profit before taxes1,8801,5981,7691,7942,1712,4133,4784,584Consolidated profit1,3661,1831,2781,2801,5961,7552,5493,350Attributable profit1,0489191,0071,0421,3161,4401,9672,756

65

Continental Europe

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	1H 13	1H 14
NII + Fee income	2,878	2,950	2,859	2,841	2,973	3,077	5,827	6,050
Gross income	3,171	3,163	3,152	2,979	3,196	3,256	6,333	6,452
Operating expenses	(1,651)	(1,619)	(1,607)	(1,618)	(1,607)	(1,582)	(3,270)	(3,189)
Net operating income	1,520	1,543	1,545	1,361	1,589	1,673	3,064	3,263
Net loan-loss provisions	(901)	(993)	(946)	(763)	(791)	(770)	(1,894)	(1,561)
Other	(192)	(194)	(188)	(185)	(152)	(196)	(387)	(348)
Profit before taxes	427	356	411	413	647	707	782	1,354
Consolidated profit	331	290	327	301	499	536	621	1,036
Attributable profit	303	248	283	282	463	499	551	962

Santander

65 Continental EuropeEUR million1Q 132Q 133Q 134Q 131Q 142Q 141H 131H 14NII + Fee income2,8782,9502,8592,8412,9733,0775,8276,050Gross income3,1713,1633,1522,9793,1963,2566,3336,452Operating expenses(1,651)(1,619)(1,607)(1,618)(1,607)(1,582)(3,270)(3,189)Net operating income1,5201,5431,5451,3611,5891,6733,0643,263Net loan-loss provisions(901)(993)(946)(763)(791)(770)(1,894)(1,561)Other(192)(194)(188)(185)(152)(196)(387)(348)Profit before taxes4273564114136477077821,354Consolidated profit3312903273014995366211,036Attributable profit303248283282463499551962

66

Spain

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	1H 13	1H 14
NII + Fee income	1,557	1,602	1,508	1,524	1,602	1,663	3,158	3,264
Gross income	1,798	1,780	1,742	1,634	1,792	1,782	3,578	3,574
Operating expenses	(953)	(941)	(936)	(902)	(894)	(873)	(1,895)	(1,767)
Net operating income	844	838	805	732	898	909	1,683	1,807
Net loan-loss provisions	(516)	(690)	(630)	(575)	(507)	(488)	(1,205)	(995)
Other	(36)	(29)	(59)	(11)	(33)	(51)	(65)	(84)
Profit before taxes	293	119	116	145	358	370	412	728
Consolidated profit	204	84	81	98	253	261	288	514
Attributable profit	203	84	81	98	251	261	287	513

Santander

66 SpainEUR million1Q 132Q 133Q 134Q 131Q 142Q 141H 131H 14NII + Fee income1,5571,6021,5081,5241,6021,6633,1583,264Gross income1,7981,7801,7421,6341,7921,7823,5783,574Operating expenses(953)(941)(936)(902)(894)(873)(1,895)(1,767)Net operating income8448388057328989091,6831,807Net loan-loss provisions(516)(690)(630)(575)(507)(488)(1,205)(995)Other(36)(29)(59)(11)(33)(51)(65)(84)Profit before taxes293119116145358370412728Consolidated profit204848198253261288514Attributable profit203848198251261287513

67

Portugal

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	1H 13	1H 14
NII + Fee income	202	221	211	198	202	204	423	406
Gross income	231	233	228	224	228	237	465	465
Operating expenses	(124)	(122)	(123)	(126)	(122)	(121)	(246)	(243)
Net operating income	107	112	105	97	106	116	219	222
Net loan-loss provisions	(64)	(62)	(56)	(11)	(34)	(40)	(126)	(75)
Other	(13)	(17)	(6)	(42)	(30)	(29)	(30)	(59)
Profit before taxes	31	32	44	44	42	47	63	89
Consolidated profit	21	25	32	29	33	37	46	70
Attributable profit	21	25	32	37	36	39	46	74

Santander

67 PortugalEUR million1Q 132Q 133Q 134Q 131Q 142Q 141H 131H 14NII + Fee income202221211198202204423406Gross income231233228224228237465465Operating expenses(124)(122)(123)(126)(122)(121)(246)(243)Net operating income10711210597106116219222Net loan-loss provisions(64)(62)(56)(11)(34)(40)(126)(75)Other(13)(17)(6)(42)(30)(29)(30)(59)Profit before taxes3132444442476389Consolidated profit2125322933374670Attributable profit2125323736394674

68

Poland

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	1H 13	1H 14
NII + Fee income	278	290	302	310	317	328	568	645
Gross income	315	337	342	323	334	353	651	687
Operating expenses	(156)	(142)	(136)	(159)	(147)	(148)	(297)	(294)
Net operating income	159	195	206	165	188	205	354	393
Net loan-loss provisions	(42)	(51)	(35)	(39)	(43)	(42)	(93)	(85)
Other	(5)	6	(2)	(4)	(3)	(16)	1	(19)
Profit before taxes	112	149	169	121	142	147	261	289
Consolidated profit	90	123	135	96	115	120	213	235
Attributable profit	70	91	100	72	85	88	161	173

Santander

68 PolandEUR million1Q 132Q 133Q 134Q 131Q 142Q 141H 131H 14NII + Fee income278290302310317328568645Gross income315337342323334353651687Operating expenses(156)(142)(136)(159)(147)(148)(297)(294)Net operating income159195206165188205354393Net loan-loss provisions(42)(51)(35)(39)(43)(42)(93)(85)Other(5)6(2)(4)(3)(16)1(19)Profit before taxes112149169121142147261289Consolidated profit9012313596115120213235Attributable profit7091100728588161173

69

Poland

Constant EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	1H 13	1H 14
NII + Fee income	276	292	307	310	318	327	568	645
Gross income	313	338	348	324	335	352	652	687
Operating expenses	(155)	(142)	(139)	(159)	(147)	(147)	(297)	(294)
Net operating income	158	196	209	165	188	205	354	393
Net loan-loss provisions	(42)	(52)	(36)	(39)	(43)	(42)	(93)	(85)
Other	(5)	6	(2)	(4)	(3)	(16)	1	(19)
Profit before taxes	112	150	172	121	142	147	261	289
Consolidated profit	90	123	138	96	116	120	213	235
Attributable profit	70	91	102	73	85	88	161	173

Santander

69 PolandConstant EUR million1Q 132Q 133Q 134Q 131Q 142Q 141H 131H 14NII + Fee income276292307310318327568645Gross income313338348324335352652687Operating expenses(155)(142)(139)(159)(147)(147)(297)(294)Net operating income158196209165188205354393Net loan-loss provisions(42)(52)(36)(39)(43)(42)(93)(85)Other(5)6(2)(4)(3)(16)1(19)Profit before taxes112150172121142147261289Consolidated profit9012313896116120213235Attributable profit7091102738588161173

70

Santander Consumer Finance

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	1H 13	1H 14
NII + Fee income	779	779	799	762	800	822	1,558	1,622
Gross income	776	775	801	759	800	827	1,551	1,626
Operating expenses	(351)	(341)	(345)	(353)	(366)	(357)	(692)	(722)
Net operating income	425	434	456	405	434	470	859	904
Net loan-loss provisions	(171)	(131)	(158)	(105)	(130)	(123)	(302)	(252)
Other	(21)	(29)	(15)	(5)	(14)	(17)	(50)	(31)
Profit before taxes	233	274	283	295	291	330	507	621
Consolidated profit	184	210	217	213	225	245	394	470
Attributable profit	176	201	208	209	219	237	377	456

Santander

70 Santander Consumer FinanceEUR million1Q 132Q 133Q 134Q 131Q 142Q 141H 131H 14NII + Fee income7797797997628008221,5581,622Gross income7767758017598008271,5511,626Operating expenses(351)(341)(345)(353)(366)(357)(692)(722)Net operating income425434456405434470859904Net loan-loss provisions(171)(131)(158)(105)(130)(123)(302)(252)Other(21)(29)(15)(5)(14)(17)(50)(31)Profit before taxes233274283295291330507621Consolidated profit184210217213225245394470Attributable profit176201208209219237377456

71

United Kingdom

GBP million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	1H 13	1H 14
NII + Fee income	896	906	956	1,014	1,023	1,045	1,802	2,068
Gross income	973	1,048	1,022	1,100	1,100	1,105	2,022	2,205
Operating expenses	(560)	(567)	(538)	(547)	(574)	(571)	(1,127)	(1,145)
Net operating income	413	481	484	553	526	533	894	1,059
Net loan-loss provisions	(137)	(103)	(132)	(121)	(99)	(71)	(239)	(170)
Other	(35)	(87)	(22)	(55)	(38)	(51)	(123)	(90)
Profit before taxes	241	291	330	377	388	411	532	799
Consolidated profit	191	224	261	301	311	325	414	636
Attributable profit	191	224	261	301	311	325	414	636

Santander

71 United KingdomGBP million1Q 132Q 133Q 134Q 131Q 142Q 141H 131H 14NII + Fee income8969069561,0141,0231,0451,8022,068Gross income9731,0481,0221,1001,1001,1052,0222,205Operating expenses(560)(567)(538)(547)(574)(571)(1,127)(1,145)Net operating income4134814845535265338941,059Net loan-loss provisions(137)(103)(132)(121)(99)(71)(239)(170)Other(35)(87)(22)(55)(38)(51)(123)(90)Profit before taxes241291330377388411532799Consolidated profit191224261301311325414636Attributable profit191224261301311325414636

72

United States

USD million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	1H 13	1H 14
NII + Fee income	1,488	1,558	1,631	1,658	1,728	1,798	3,046	3,527
Gross income	1,538	1,573	1,622	1,721	1,789	1,864	3,111	3,653
Operating expenses	(586)	(605)	(637)	(676)	(652)	(649)	(1,192)	(1,301)
Net operating income	952	968	985	1,045	1,137	1,215	1,919	2,352
Net loan-loss provisions	(337)	(462)	(561)	(657)	(749)	(684)	(799)	(1,433)
Other	(14)	(24)	(38)	(37)	(3)	(4)	(38)	(7)
Profit before taxes	601	481	386	351	385	527	1,082	912
Consolidated profit	413	349	288	244	276	362	762	638
Attributable profit	333	292	233	206	216	272	624	488

Santander

72 United StatesUSD million1Q 132Q 133Q 134Q 131Q 142Q 141H 131H 14NII + Fee income1,4881,5581,6311,6581,7281,7983,0463,527Gross income1,5381,5731,6221,7211,7891,8643,1113,653Operating expenses(586)(605)(637)(676)(652)(649)(1,192)(1,301)Net operating income9529689851,0451,1371,2151,9192,352Net loan-loss provisions(337)(462)(561)(657)(749)(684)(799)(1,433)Other(14)(24)(38)(37)(3)(4)(38)(7)Profit before taxes6014813863513855271,082912Consolidated profit413349288244276362762638Attributable profit333292233206216272624488

73

Brazil

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	1H 13	1H 14
NII + Fee income	3,563	3,484	2,899	2,992	2,828	2,979	7,047	5,807
Gross income	3,781	3,552	3,115	3,070	2,851	2,986	7,333	5,838
Operating expenses	(1,359)	(1,356)	(1,263)	(1,346)	(1,133)	(1,196)	(2,715)	(2,328)
Net operating income	2,422	2,196	1,852	1,724	1,719	1,791	4,618	3,509
Net loan-loss provisions	(1,471)	(1,372)	(1,065)	(985)	(905)	(933)	(2,844)	(1,837)
Other	(78)	(133)	(126)	(162)	(143)	(166)	(210)	(308)
Profit before taxes	873	691	661	577	671	693	1,564	1,364
Consolidated profit	652	525	469	392	469	504	1,178	974
Attributable profit	499	420	358	301	364	395	919	758

Santander

73 BrazilEUR million1Q 132Q 133Q 134Q 131Q 142Q 141H 131H 14NII + Fee income3,5633,4842,8992,9922,8282,9797,0475,807Gross income3,7813,5523,1153,0702,8512,9867,3335,838Operating expenses(1,359)(1,356)(1,263)(1,346)(1,133)(1,196)(2,715)(2,328)Net operating income2,4222,1961,8521,7241,7191,7914,6183,509Net loan-loss provisions(1,471)(1,372)(1,065)(985)(905)(933)(2,844)(1,837)Other(78)(133)(126)(162)(143)(166)(210)(308)Profit before taxes8736916615776716931,5641,364Consolidated profit6525254693924695041,178974Attributable profit499420358301364395919758

74

Brazil

Constant EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	1H 13	1H 14
NII + Fee income	2,984	2,982	2,817	2,942	2,912	2,896	5,966	5,807
Gross income	3,167	3,041	3,018	3,026	2,935	2,902	6,209	5,838
Operating expenses	(1,138)	(1,160)	(1,214)	(1,312)	(1,166)	(1,162)	(2,299)	(2,328)
Net operating income	2,029	1,881	1,804	1,713	1,769	1,740	3,910	3,509
Net loan-loss provisions	(1,232)	(1,175)	(1,044)	(984)	(931)	(906)	(2,408)	(1,837)
Other	(65)	(113)	(119)	(155)	(147)	(161)	(178)	(308)
Profit before taxes	731	593	641	574	691	673	1,324	1,364
Consolidated profit	546	451	457	393	483	491	997	974
Attributable profit	418	360	350	302	374	384	778	758

Santander

74 BrazilConstant EUR million1Q 132Q 133Q 134Q 131Q 142Q 141H 131H 14NII + Fee income2,9842,9822,8172,9422,9122,8965,9665,807Gross income3,1673,0413,0183,0262,9352,9026,2095,838Operating expenses(1,138)(1,160)(1,214)(1,312)(1,166)(1,162)(2,299)(2,328)Net operating income2,0291,8811,8041,7131,7691,7403,9103,509Net loan-loss provisions(1,232)(1,175)(1,044)(984)(931)(906)(2,408)(1,837)Other(65)(113)(119)(155)(147)(161)(178)(308)Profit before taxes7315936415746916731,3241,364Consolidated profit546451457393483491997974Attributable profit418360350302374384778758

75

Mexico

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	1H 13	1H 14
NII + Fee income	725	730	730	718	699	720	1,455	1,419
Gross income	770	795	751	705	713	775	1,565	1,488
Operating expenses	(299)	(304)	(307)	(315)	(307)	(312)	(603)	(619)
Net operating income	472	490	444	390	407	463	962	870
Net loan-loss provisions	(142)	(184)	(257)	(218)	(179)	(191)	(326)	(369)
Other	26	(2)	(3)	(4)	(2)	(2)	24	(3)
Profit before taxes	355	305	184	168	226	271	660	497
Consolidated profit	315	263	162	193	178	214	578	392
Attributable profit	241	199	123	149	138	169	441	307

Santander

75 MexicoEUR million1Q 132Q 133Q 134Q 131Q 142Q 141H 131H 14NII + Fee income7257307307186997201,4551,419Gross income7707957517057137751,5651,488Operating expenses(299)(304)(307)(315)(307)(312)(603)(619)Net operating income472490444390407463962870Net loan-loss provisions(142)(184)(257)(218)(179)(191)(326)(369)Other26(2)(3)(4)(2)(2)24(3)Profit before taxes355305184168226271660497Consolidated profit315263162193178214578392Attributable profit241199123149138169441307

76 Mexico Constant EUR million 1Q 13 2Q 13 3Q 13 4Q 13 1Q 14 2Q 14 1H 13 1H 14 NII + Fee income 673 660 694 708 705 714 1,333 1,419 Gross income 716 719 715 697 719 769 1,434 1,488 Operating expenses (277) (275) (292) (309) (309) (309) (553) (619) Net operating income 438 443 423 387 410 460 882 870 Net loan-loss provisions (132) (167) (242) (214) (180) (189) (299) (369) Other 24 (2) (3) (3) (2) (2) 22 (3) Profit before taxes 330 275 178 170 228 269 605 497 Consolidated profit 293 237 157 193 180 213 529 392 Attributable profit 224 180 119 148 139 168 404 307

77

Chile

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	1H 13	1H 14
NII + Fee income	512	502	533	521	489	526	1,013	1,015
Gross income	550	560	573	566	533	551	1,110	1,084
Operating expenses	(232)	(245)	(231)	(218)	(201)	(210)	(477)	(411)
Net operating income	319	314	342	348	332	341	633	672
Net loan-loss provisions	(155)	(147)	(153)	(142)	(116)	(118)	(302)	(234)
Other	(1)	3	6	(4)	(7)	(3)	2	(9)
Profit before taxes	163	170	194	203	209	220	333	429
Consolidated profit	148	140	166	169	176	192	288	367
Attributable profit	103	97	116	119	123	132	201	255

Santander

77 ChileEUR million1Q 132Q 133Q 134Q 131Q 142Q 141H 131H 14NII + Fee income5125025335214895261,0131,015Gross income5505605735665335511,1101,084Operating expenses(232)(245)(231)(218)(201)(210)(477)(411)Net operating income319314342348332341633672Net loan-loss provisions(155)(147)(153)(142)(116)(118)(302)(234)Other(1)36(4)(7)(3)2(9)Profit before taxes163170194203209220333429Consolidated profit148140166169176192288367Attributable profit10397116119123132201255

78

Chile

Constant EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	1H 13	1H 14
NII + Fee income	421	419	471	481	488	527	840	1,015
Gross income	453	467	506	522	531	552	920	1,084
Operating expenses	(191)	(205)	(205)	(202)	(200)	(211)	(395)	(411)
Net operating income	262	262	302	320	331	342	525	672
Net loan-loss provisions	(127)	(123)	(136)	(131)	(116)	(118)	(250)	(234)
Other	(1)	3	5	(3)	(7)	(3)	2	(9)
Profit before taxes	134	142	170	186	208	221	276	429
Consolidated profit	122	117	146	155	175	192	238	367
Attributable profit	85	81	102	109	122	132	166	255

Santander

78 ChileConstant EUR million1Q 132Q 133Q 134Q 131Q 142Q 141H 131H 14NII + Fee income4214194714814885278401,015Gross income4534675065225315529201,084Operating expenses(191)(205)(205)(202)(200)(211)(395)(411)Net operating income262262302320331342525672Net loan-loss provisions(127)(123)(136)(131)(116)(118)(250)(234)Other(1)35(3)(7)(3)2(9)Profit before taxes134142170186208221276429Consolidated profit122117146155175192238367Attributable profit8581102109122132166255

79 Corporate ActivitiesEUR million1Q 132Q 133Q 134Q 131Q 142Q 141H 131H 14NII + Fee income(588)(526)(541)(618)(542)(495)(1,114)(1,037)Gross income(322)(138)(163)(314)(224)(237)(460)(461)Operating expenses(177)(176)(176)(167)(191)(197)(353)(389)Net operating income(499)(314)(339)(482)(416)(434)(812)(850)Net loan-loss provisions(29)(189)1421(1)(218)0Other(66)(89)(124)106(72)(67)(155)(139)Ordinary profit before taxes(594)(591)(448)(374)(487)(502)(1,185)(989)Ordinary consolidated profit(543)(521)(432)(374)(408)(444)(1,064)(852)Ordinary attributable profit(543)(519)(430)(384)(405)(444)(1,062)(849)Attributable profit(543)(519)(430)(384)(405)(444)(1,062)(849)

Santander
a bank for your ideas

Dow Jones Sustainability Indexes
Member 2011/12

FTSE4Good

Key consolidated data

			Variation
	1H ’14	1H ’13	Amount	%	2013
Balance sheet (EUR million)
Total assets	1,188,043	1,239,415	(51,372)	(4.1)	1,134,003
Net customer loans	706,899	715,023	(8,124)	(1.1)	684,690
Customer deposits	617,761	644,934	(27,173)	(4.2)	607,836
Managed and marketed customer funds	982,494	991,774	(9,280)	(0.9)	946,210
Shareholders’ equity	87,035	83,202	3,833	4.6	84,302
Total managed and marketed funds	1,342,238	1,371,542	(29,303)	(2.1)	1,269,917
Income statement * (EUR million)
Net interest income	14,362	14,544	(182)	(1.3)	28,419
Gross income	20,611	21,570	(958)	(4.4)	41,931
Pre-provision profit (net operating income)	10,858	11,414	(556)	(4.9)	21,773
Profit before taxes	4,584	3,953	631	16.0	7,637
Attributable profit to the Group	2,756	2,255	501	22.2	4,370
(*).- Variations w/o exchange rate
Net interest income: +8.2%; Gross income: +4.0%; Pre-provision profit: +4.9%; Attributable profit: +40.1%
EPS, profitability and efficiency (%)
EPS (euro)	0.236	0.214	0.022	10.2	0.403
ROE	6.58	5.60			5.42
ROTE	9.52	8.21			7.87
ROA	0.57	0.46			0.45
RoRWA**	1.23
Efficiency ratio (with amortisations)	47.32	47.08			48.07
Solvency and NPL ratios (%)
CET1**	10.92
NPL ratio	5.45	5.15			5.61
Coverage ratio	66.7	69.7			64.9
Market capitalisation and shares
Shares (millions at period-end)	11,778	10,810	968	9.0	11,333
Share price (euros)	7.630	4.902	2.728	55.7	6.506
Market capitalisation (EUR million)	89,867	52,989	36,878	69.6	73,735
Book value (euro)	7.40	7.71			7.44
Price / Book value (X)	1.03	0.64			0.87
P/E ratio (X)	16.20	11.46			16.13
Other data
Number of shareholders	3,279,897	3,292,650	(12,753)	(0.4)	3,299,026
Number of employees	183,648	189,920	(6,272)	(3.3)	186,540
Number of branches	13,225	14,680	(1,455)	(9.9)	13,927

(**).-	Considering Spanish regulation homogeneous with European one regarding intangible assets

Note: The financial information in this report was approved by the Board of Directors at its meeting on July, 24 2014, following a favourable report from the Audit Committee on July, 22 2014.

Income statement

EUR million

			Variation
	1H ’14	1H ’13	Amount	%
Net interest income	14,362	14,544	(182)	(1.3)

Net fees	4,733	4,977	(244)	(4.9)
Gains (losses) on financial transactions	1,278	1,848	(570)	(30.9)
Other operating income	238	200	38	19.0
Dividends	251	204	47	22.9
Income from equity-accounted method	108	124	(16)	(12.9)
Other operating income/expenses	(121)	(128)	7	(5.6)

Gross income	20,611	21,570	(958)	(4.4)

Operating expenses	(9,753)	(10,155)	403	(4.0)
General administrative expenses	(8,616)	(8,982)	366	(4.1)
Personnel	(4,970)	(5,238)	268	(5.1)
Other general administrative expenses	(3,646)	(3,744)	98	(2.6)
Depreciation and amortisation	(1,137)	(1,173)	37	(3.1)

Net operating income	10,858	11,414	(556)	(4.9)

Net loan-loss provisions	(5,333)	(6,541)	1,208	(18.5)
Impairment losses on other assets	(157)	(237)	79	(33.5)
Other income	(784)	(684)	(100)	14.6

Ordinary profit before taxes	4,584	3,953	631	16.0

Tax on profit	(1,233)	(1,030)	(203)	19.7

Ordinary profit from continuing operations	3,351	2,922	428	14.7

Net profit from discontinued operations	(0)	(14)	14	(98.2)

Ordinary consolidated profit	3,350	2,908	442	15.2

Minority interests	594	653	(59)	(9.0)

Ordinary attributable profit to the Group	2,756	2,255	501	22.2

Net capital gains and provisions	—	—	—	—

Attributable profit to the Group	2,756	2,255	501	22.2

EPS (euros)	0.236	0.214	0.022	10.2

Diluted EPS (euros)	0.235	0.213	0.022	10.5

Pro memoria:
Average total assets	1,167,350	1,266,263	(98,913)	(7.8)
Average shareholders’ equity	83,772	80,516	3,256	4.0

Quarterly income statement

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14
Net interest income	7,206	7,339	6,944	6,930	6,992	7,370

Net fees	2,484	2,494	2,300	2,345	2,331	2,403
Gains (losses) on financial transactions	967	880	995	653	767	511
Other operating income	66	134	94	100	34	204
Dividends	59	145	72	102	31	220
Income from equity-accounted method	66	58	80	79	65	42
Other operating income/expenses	(59)	(69)	(58)	(81)	(63)	(58)

Gross income	10,722	10,847	10,333	10,029	10,124	10,488

Operating expenses	(5,068)	(5,088)	(4,943)	(5,060)	(4,847)	(4,906)
General administrative expenses	(4,497)	(4,485)	(4,381)	(4,395)	(4,256)	(4,360)
Personnel	(2,631)	(2,606)	(2,478)	(2,559)	(2,455)	(2,515)
Other general administrative expenses	(1,865)	(1,879)	(1,902)	(1,836)	(1,801)	(1,844)
Depreciation and amortisation	(571)	(602)	(562)	(665)	(590)	(546)

Net operating income	5,655	5,760	5,390	4,968	5,277	5,582

Net loan-loss provisions	(3,142)	(3,399)	(3,025)	(2,774)	(2,695)	(2,638)
Impairment losses on other assets	(110)	(126)	(141)	(146)	(87)	(71)
Other income	(262)	(422)	(368)	(220)	(347)	(438)

Ordinary profit before taxes	2,141	1,812	1,856	1,828	2,149	2,435

Tax on profit	(577)	(453)	(518)	(526)	(569)	(664)

Ordinary profit from continuing operations	1,564	1,359	1,338	1,302	1,579	1,771

Net profit from discontinued operations	—	(14)	(0)	(1)	(0)	(0)

Ordinary consolidated profit	1,564	1,345	1,337	1,301	1,579	1,771

Minority interests	359	294	282	242	277	318

Ordinary attributable profit to the Group	1,205	1,050	1,055	1,060	1,303	1,453

Net capital gains and provisions	—	—	—	—	—	—

Attributable profit to the Group	1,205	1,050	1,055	1,060	1,303	1,453

EPS (euros)	0.116	0.098	0.096	0.094	0.113	0.122

Diluted EPS (euros)	0.115	0.098	0.095	0.094	0.113	0.122

Income statement

Constant EUR million

			Variation
	1H ’14	1H ’13	Amount	%
Net interest income	14,362	13,275	1,087	8.2

Net fees	4,733	4,588	146	3.2
Gains (losses) on financial transactions	1,278	1,768	(490)	(27.7)
Other operating income	238	197	41	20.8
Dividends	251	199	52	25.9
Income from equity-accounted method	108	105	3	2.4
Other operating income/expenses	(121)	(108)	(13)	12.3

Gross income	20,611	19,828	784	4.0

Operating expenses	(9,753)	(9,478)	(275)	2.9
General administrative expenses	(8,616)	(8,375)	(241)	2.9
Personnel	(4,970)	(4,899)	(71)	1.5
Other general administrative expenses	(3,646)	(3,476)	(170)	4.9
Depreciation and amortisation	(1,137)	(1,103)	(34)	3.0

Net operating income	10,858	10,350	509	4.9

Net loan-loss provisions	(5,333)	(5,985)	652	(10.9)
Impairment losses on other assets	(157)	(233)	76	(32.5)
Other income	(784)	(654)	(131)	20.0

Ordinary profit before taxes	4,584	3,478	1,106	31.8

Tax on profit	(1,233)	(914)	(319)	34.9

Ordinary profit from continuing operations	3,351	2,564	787	30.7

Net profit from discontinued operations	(0)	(15)	14	(98.3)

Ordinary consolidated profit	3,350	2,549	801	31.4

Minority interests	594	582	12	2.1

Ordinary attributable profit to the Group	2,756	1,967	789	40.1

Net capital gains and provisions	—	—	—	—

Attributable profit to the Group	2,756	1,967	789	40.1

Quarterly income statement

Constant EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14
Net interest income	6,547	6,728	6,742	6,826	7,063	7,299

Net fees	2,284	2,303	2,233	2,299	2,350	2,384
Gains (losses) on financial transactions	914	854	965	646	767	511
Other operating income	65	132	92	101	34	204
Dividends	58	141	71	102	32	220
Income from equity-accounted method	56	49	75	75	67	41
Other operating income/expenses	(50)	(58)	(54)	(76)	(64)	(57)

Gross income	9,810	10,018	10,032	9,872	10,214	10,397

Operating expenses	(4,722)	(4,756)	(4,814)	(4,977)	(4,883)	(4,870)
General administrative expenses	(4,187)	(4,188)	(4,263)	(4,319)	(4,288)	(4,328)
Personnel	(2,458)	(2,441)	(2,416)	(2,522)	(2,473)	(2,498)
Other general administrative expenses	(1,729)	(1,747)	(1,847)	(1,797)	(1,815)	(1,830)
Depreciation and amortisation	(535)	(568)	(551)	(658)	(595)	(542)

Net operating income	5,088	5,261	5,218	4,895	5,331	5,527

Net loan-loss provisions	(2,850)	(3,135)	(2,952)	(2,747)	(2,722)	(2,611)
Impairment losses on other assets	(109)	(125)	(142)	(141)	(87)	(70)
Other income	(250)	(403)	(355)	(213)	(351)	(434)

Ordinary profit before taxes	1,880	1,598	1,769	1,794	2,171	2,413

Tax on profit	(514)	(400)	(491)	(514)	(575)	(658)

Ordinary profit from continuing operations	1,366	1,198	1,278	1,280	1,596	1,755

Net profit from discontinued operations	—	(15)	(0)	(0)	(0)	(0)

Ordinary consolidated profit	1,366	1,183	1,278	1,280	1,596	1,755

Minority interests	318	264	270	238	280	315

Ordinary attributable profit to the Group	1,048	919	1,007	1,042	1,316	1,440

Net capital gains and provisions	—	—	—	—	—	—

Attributable profit to the Group	1,048	919	1,007	1,042	1,316	1,440

Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	1H ’14	1H ’13	30.06.14	31.12.13	30.06.13
US$	1.370	1.313	1.366	1.379	1.308
Pound sterling	0.821	0.851	0.802	0.834	0.857
Brazilian real	3.146	2.664	3.000	3.258	2.890
Mexican peso	17.972	16.471	17.712	18.073	17.041
Chilean peso	757.663	628.016	754.058	724.579	661.521
Argentine peso	10.688	6.725	11.106	8.990	7.032
Polish zloty	4.175	4.176	4.157	4.154	4.338

Net fees

EUR million

			Variation
	1H ’14	1H ’13	Amount	%
Fees from services	2,818	3,017	(199)	(6.6)
Mutual & pension funds	429	425	4	0.9
Securities and custody	400	339	61	18.1
Insurance	1,086	1,196	(110)	(9.2)

Net fee income	4,733	4,977	(244)	(4.9)

Operating expenses

EUR million

			Variation
	1H ’14	1H ’13	Amount	%
Personnel expenses	4,970	5,238	(268)	(5.1)
General expenses	3,646	3,744	(98)	(2.6)
Information technology	444	472	(28)	(6.0)
Communications	260	310	(50)	(16.2)
Advertising	301	291	10	3.6
Buildings and premises	890	928	(38)	(4.1)
Printed and office material	72	84	(12)	(14.3)
Taxes (other than profit tax)	224	224	(0)	(0.1)
Other expenses	1,455	1,435	20	1.4

Personnel and general expenses	8,616	8,982	(366)	(4.1)

Depreciation and amortisation	1,137	1,173	(37)	(3.1)

Total operating expenses	9,753	10,155	(403)	(4.0)

Net loan-loss provisions

EUR million

			Variation
	1H ’14	1H ’13	Amount	%
Non-performing loans	5,993	7,555	(1,562)	(20.7)
Country-risk	(4)	6	(10)	—
Recovery of written-off assets	(656)	(1,020)	364	(35.7)

Total	5,333	6,541	(1,208)	(18.5)

Balance sheet

EUR million

			Variation
	30.06.14	30.06.13	Amount	%	31.12.13
Assets
Cash on hand and deposits at central banks	83,877	81,673	2,204	2.7	77,103
Trading portfolio	130,773	169,729	(38,956)	(23.0)	115,309
Debt securities	54,115	51,275	2,840	5.5	40,841
Customer loans	1,637	13,776	(12,139)	(88.1)	5,079
Equities	9,399	5,090	4,309	84.6	4,967
Trading derivatives	64,335	91,437	(27,102)	(29.6)	58,920
Deposits from credit institutions	1,287	8,151	(6,864)	(84.2)	5,503
Other financial assets at fair value	30,421	40,118	(9,697)	(24.2)	31,441
Customer loans	11,031	14,389	(3,358)	(23.3)	13,255
Other (deposits at credit institutions, debt securities and equities	19,390	25,728	(6,338)	(24.6)	18,185
Available-for-sale financial assets	90,637	105,661	(15,024)	(14.2)	83,799
Debt securities	85,773	100,855	(15,082)	(15.0)	79,844
Equities	4,864	4,805	59	1.2	3,955
Loans	755,264	746,773	8,491	1.1	731,420
Deposits at credit institutions	53,232	52,132	1,100	2.1	57,178
Customer loans	694,231	686,858	7,373	1.1	666,356
Debt securities	7,801	7,784	17	0.2	7,886
Investments	3,603	2,917	686	23.5	3,377
Intangible assets and property and equipment	19,739	17,445	2,294	13.1	18,137
Goodwill	26,663	24,913	1,750	7.0	24,263
Other	47,066	50,186	(3,120)	(6.2)	49,154

Total assets	1,188,043	1,239,415	(51,372)	(4.1)	1,134,003

Liabilities and shareholders’ equity
Trading portfolio	96,621	139,906	(43,285)	(30.9)	94,695
Customer deposits	5,250	17,569	(12,319)	(70.1)	8,500
Marketable debt securities	—	1	(1)	(100.0)	1
Trading derivatives	64,255	89,937	(25,682)	(28.6)	58,910
Other	27,116	32,399	(5,283)	(16.3)	27,285
Other financial liabilities at fair value	50,446	54,779	(4,333)	(7.9)	42,311
Customer deposits	32,103	32,427	(324)	(1.0)	26,484
Marketable debt securities	3,864	6,154	(2,290)	(37.2)	4,086
Due to central banks and credit institutions	14,479	16,198	(1,719)	(10.6)	11,741
Financial liabilities at amortized cost	914,107	925,497	(11,390)	(1.2)	880,115
Due to central banks and credit institutions	104,111	103,360	751	0.7	92,390
Customer deposits	580,408	594,938	(14,530)	(2.4)	572,853
Marketable debt securities	187,631	192,441	(4,810)	(2.5)	182,234
Subordinated debt	19,043	16,118	2,925	18.1	16,139
Other financial liabilities	22,914	18,640	4,274	22.9	16,499
Insurance liabilities	1,602	1,091	511	46.9	1,430
Provisions	15,205	15,148	57	0.4	14,485
Other liability accounts	24,346	21,005	3,341	15.9	20,409

Total liabilities	1,102,327	1,157,425	(55,098)	(4.8)	1,053,444

Shareholders’ equity	87,035	83,202	3,833	4.6	84,740
Capital stock	5,889	5,405	484	9.0	5,667
Reserves	78,390	75,542	2,848	3.8	75,109
Attributable profit to the Group	2,756	2,255	501	22.2	4,370
Less: dividends	—	—	—	—	(406)
Equity adjustments by valuation	(11,857)	(11,903)	46	(0.4)	(14,152)
Minority interests	10,538	10,691	(153)	(1.4)	9,972

Total equity	85,716	81,990	3,726	4.5	80,559

Total liabilities and equity	1,188,043	1,239,415	(51,372)	(4.1)	1,134,003

Balance sheet

EUR million

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14
Assets
Cash on hand and deposits at central banks	79,202	81,673	88,099	77,103	82,402	83,877
Trading portfolio	184,803	169,729	153,312	115,309	128,631	130,773
Debt securities	49,703	51,275	43,179	40,841	48,765	54,115
Customer loans	13,089	13,776	9,998	5,079	5,902	1,637
Equities	5,294	5,090	6,080	4,967	8,200	9,399
Trading derivatives	105,391	91,437	79,689	58,920	60,252	64,335
Deposits from credit institutions	11,326	8,151	14,367	5,503	5,511	1,287
Other financial assets at fair value	44,972	40,118	38,660	31,441	38,992	30,421
Customer loans	13,821	14,389	11,878	13,255	11,054	11,031
Other (deposits at credit institutions, debt securities and equities	31,151	25,728	26,782	18,185	27,939	19,390
Available-for-sale financial assets	107,184	105,661	93,346	83,799	90,889	90,637
Debt securities	102,570	100,855	88,929	79,844	86,849	85,773
Equities	4,614	4,805	4,417	3,955	4,039	4,864
Loans	780,819	746,773	743,030	731,420	731,597	755,264
Deposits at credit institutions	63,258	52,132	54,167	57,178	46,357	53,232
Customer loans	710,044	686,858	680,952	666,356	677,639	694,231
Debt securities	7,517	7,784	7,911	7,886	7,600	7,801
Investments	2,524	2,917	2,879	3,377	3,502	3,603
Intangible assets and property and equipment	17,280	17,445	17,784	18,137	19,035	19,739
Goodwill	26,127	24,913	24,732	24,263	26,056	26,663
Other	52,883	50,186	48,356	49,154	47,613	47,066

Total assets	1,295,794	1,239,415	1,210,198	1,134,003	1,168,718	1,188,043

Liabilities and shareholders’ equity
Trading portfolio	154,092	139,906	128,994	94,695	105,947	96,621
Customer deposits	13,200	17,569	15,085	8,500	13,197	5,250
Marketable debt securities	1	1	1	1	1	—
Trading derivatives	105,627	89,937	79,827	58,910	59,664	64,255
Other	35,264	32,399	34,081	27,285	33,084	27,116
Other financial liabilities at fair value	59,422	54,779	48,996	42,311	51,500	50,446
Customer deposits	31,473	32,427	28,633	26,484	33,683	32,103
Marketable debt securities	5,650	6,154	6,475	4,086	5,088	3,864
Deposits at credit institutions	22,298	16,198	13,889	11,741	12,730	14,479
Financial liabilities at amortized cost	956,059	925,497	913,433	880,115	889,288	914,107
Due to central banks and credit institutions	106,002	103,360	104,755	92,390	98,113	104,111
Customer deposits	608,555	594,938	589,716	572,853	573,255	580,408
Marketable debt securities	205,384	192,441	186,070	182,234	179,446	187,631
Subordinated debt	17,828	16,118	15,300	16,139	17,738	19,043
Other financial liabilities	18,290	18,640	17,592	16,499	20,735	22,914
Insurance liabilities	1,263	1,091	1,324	1,430	1,548	1,602
Provisions	16,039	15,148	14,671	14,485	14,900	15,205
Other liability accounts	23,727	21,005	20,496	20,409	23,014	24,346

Total liabilities	1,210,601	1,157,425	1,127,914	1,053,444	1,086,197	1,102,327

Shareholders’ equity	82,158	83,202	83,954	84,740	85,631	87,035
Capital stock	5,269	5,405	5,546	5,667	5,781	5,889
Reserves	75,683	75,542	75,320	75,109	78,548	78,390
Attributable profit to the Group	1,205	2,255	3,311	4,370	1,303	2,756
Less: dividends	—	—	(223)	(406)	—	—
Equity adjustments by valuation	(9,013)	(11,903)	(12,133)	(14,152)	(13,253)	(11,857)
Minority interests	12,048	10,691	10,463	9,972	10,142	10,538

Total equity	85,193	81,990	82,284	80,559	82,520	85,716

Total liabilities and equity	1,295,794	1,239,415	1,210,198	1,134,003	1,168,718	1,188,043

Customer loans

EUR million

			Variation
	30.06.14	30.06.13	Amount	%	31.12.13
Spanish Public sector	16,227	17,634	(1,407)	(8.0)	13,374
Other residents	162,352	171,494	(9,142)	(5.3)	160,478
Commercial bills	6,689	7,654	(965)	(12.6)	7,301
Secured loans	98,962	97,997	965	1.0	96,420
Other loans	56,701	65,843	(9,142)	(13.9)	56,757
Non-resident sector	555,784	553,546	2,238	0.4	537,587
Secured loans	339,213	329,471	9,742	3.0	320,629
Other loans	216,571	224,075	(7,504)	(3.3)	216,958

Gross customer loans	734,363	742,675	(8,312)	(1.1)	711,439

Loan-loss allowances	27,464	27,652	(188)	(0.7)	26,749

Net customer loans	706,899	715,023	(8,124)	(1.1)	684,690

Pro memoria: Doubtful loans	40,948	39,681	1,267	3.2	41,088
Public sector	126	117	10	8.4	99
Other residents	21,003	19,201	1,802	9.4	21,763
Non-resident sector	19,819	20,363	(544)	(2.7)	19,226

Customer loans

EUR million

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14
Spanish Public sector	17,561	17,634	17,331	13,374	15,409	16,227
Other residents	178,460	171,494	165,571	160,478	162,693	162,352
Commercial bills	8,007	7,654	6,612	7,301	6,797	6,689
Secured loans	101,863	97,997	97,619	96,420	97,648	98,962
Other loans	68,590	65,843	61,340	56,757	58,248	56,701
Non-resident sector	568,772	553,546	547,267	537,587	543,753	555,784
Secured loans	340,486	329,471	324,631	320,629	323,789	339,213
Other loans	228,287	224,075	222,636	216,958	219,964	216,571

Gross customer loans	764,793	742,675	730,169	711,439	721,856	734,363

Loan-loss allowances	27,839	27,652	27,341	26,749	27,261	27,464

Net customer loans	736,954	715,023	702,828	684,690	694,595	706,899

Pro memoria: Doubtful loans	37,780	39,681	40,876	41,088	41,101	40,948
Public sector	103	117	172	99	88	126
Other residents	16,613	19,201	20,566	21,763	21,741	21,003
Non-resident sector	21,064	20,363	20,137	19,226	19,272	19,819

Credit risk management *

EUR million

			Variation
	30.06.14	30.06.13	Amount		%	31.12.13
Non-performing loans	42,334	40,712	1,622		4.0	42,420
NPL ratio (%)	5.45	5.15	0.30 p.			5.61
Loan-loss allowances	28,256	28,373	(117)		(0.4)	27,526
Specific	22,660	22,988	(328)		(1.4)	22,433
Generic	5,596	5,385	211		3.9	5,093
Coverage ratio (%)	66.7	69.7	(3.0 p.	)		64.9
Cost of credit (%) **	1.56	2.14	(0.58 p.	)		1.69

(*).-	Excluding country-risk
(**).-	12 months net loan-loss provisions / average lending

Note: NPL ratio: Non-performing loans / computable assets

Credit risk management *

EUR million

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14
Non-performing loans	38,693	40,712	41,899	42,420	42,300	42,334
NPL ratio (%)	4.75	5.15	5.40	5.61	5.52	5.45
Loan-loss allowances	28,652	28,373	28,096	27,526	28,037	28,256
Specific	22,950	22,988	22,809	22,433	22,562	22,660
Generic	5,702	5,385	5,287	5,093	5,475	5,596
Coverage ratio (%)	74.1	69.7	67.1	64.9	66.3	66.7
Cost of credit (%) **	2.45	2.14	1.89	1.69	1.65	1.56

(*).-	Excluding country-risk
(**).-	12 months net loan-loss provisions / average lending

Note: NPL ratio: Non-performing loans / computable assets

Non-performing loans by quarter

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14
Balance at beginning of period	36,761	38,693	40,712	41,899	42,420	42,300
Net additions	4,167	6,294	4,722	4,517	2,536	2,535
Increase in scope of consolidation	743	—	—	—	148	—
Exchange differences	300	(1,283)	(447)	(781)	96	293
Write-offs	(3,278)	(2,991)	(3,088)	(3,215)	(2,900)	(2,793)

Balance at period-end	38,693	40,712	41,899	42,420	42,300	42,334

Managed and marketed customer funds

EUR million

			Variation
	30.06.14	30.06.13	Amount	%	31.12.13
Resident public sector	7,357	10,734	(3,377)	(31.5)	7,745
Other residents	163,548	167,266	(3,718)	(2.2)	161,649
Demand deposits	79,661	76,274	3,387	4.4	74,969
Time deposits	77,913	83,227	(5,314)	(6.4)	80,146
Other	5,974	7,764	(1,790)	(23.1)	6,535
Non-resident sector	446,855	466,934	(20,078)	(4.3)	438,442
Demand deposits	244,068	232,969	11,098	4.8	230,715
Time deposits	155,736	168,611	(12,875)	(7.6)	161,300
Other	47,052	65,354	(18,302)	(28.0)	46,427

Customer deposits	617,761	644,934	(27,173)	(4.2)	607,836

Debt securities*	191,495	198,595	(7,100)	(3.6)	186,321
Subordinated debt	19,043	16,118	2,925	18.1	16,139

On-balance-sheet customer funds	828,299	859,647	(31,349)	(3.6)	810,296

Mutual funds	119,739	101,598	18,141	17.9	103,967
Pension funds	11,258	10,135	1,123	11.1	10,879
Managed portfolios	23,198	20,393	2,804	13.8	21,068

Other managed and marketed customer funds	154,195	132,127	22,069	16.7	135,914

Managed and marketed customer funds	982,494	991,774	(9,280)	(0.9)	946,210

(*).-	Including retail commercial paper (EUR million): 1,318 in June 2014, 7,471 in June 2013 and 3,553 in December 2013

Managed and marketed mutual funds

EUR million

			Variation
	30.06.14	30.06.13	Amount	%	31.12.13
Spain	38,973	28,497	10,476	36.8	33,104
Portugal	1,311	1,281	30	2.4	1,050
Poland	3,556	3,294	262	8.0	3,525
United Kingdom	9,740	10,687	(947)	(8.9)	9,645
Latin America	65,315	56,411	8,903	15.8	55,835
USA	844	1,429	(584)	(40.9)	807

Total	119,739	101,598	18,141	17.9	103,967

Managed and marketed pension funds

EUR million

			Variation
	30.06.14	30.06.13	Amount	%	31.12.13
Spain	10,394	9,366	1,028	11.0	10,030
Portugal	864	768	95	12.4	848

Total	11,258	10,135	1,123	11.1	10,879

Managed and marketed customer funds

EUR million

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14
Resident public sector	13,198	10,734	12,893	7,745	7,856	7,357
Other residents	164,090	167,266	164,101	161,649	158,292	163,548
Demand deposits	73,015	76,274	74,878	74,969	76,468	79,661
Time deposits	82,772	83,227	83,798	80,146	76,823	77,913
Other	8,302	7,764	5,425	6,535	5,000	5,974
Non-resident sector	475,940	466,934	456,440	438,442	453,988	446,855
Demand deposits	235,522	232,969	232,721	230,715	232,123	244,068
Time deposits	179,587	168,611	165,506	161,300	163,845	155,736
Other	60,831	65,354	58,213	46,427	58,020	47,052

Customer deposits	653,228	644,934	633,433	607,836	620,135	617,761

Debt securities*	211,035	198,595	192,545	186,321	184,534	191,495
Subordinated debt	17,828	16,118	15,300	16,139	17,738	19,043

On-balance-sheet customer funds	882,091	859,647	841,278	810,296	822,408	828,299

Mutual funds	107,393	101,598	105,148	103,967	111,392	119,739
Pension funds	10,181	10,135	10,427	10,879	11,064	11,258
Managed portfolios	20,988	20,393	20,925	21,068	21,839	23,198

Other managed and marketed customer funds	138,562	132,127	136,500	135,914	144,296	154,195

Managed and marketed customer funds	1,020,653	991,774	977,778	946,210	966,704	982,494

(*).-	Including retail commercial paper (in EUR million): 10,153 in March 2013, 7,471 in June 2013, 4.820 in September 2013, 3,553 in December 2013, 2,015 in March 2014 and 1.318 in June 2014

Managed and marketed mutual funds

EUR million

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14
Spain	27,361	28,497	30,989	33,104	36,164	38,973
Portugal	1,437	1,281	1,141	1,050	1,185	1,311
Poland	3,342	3,294	3,431	3,525	3,455	3,556
United Kingdom	12,638	10,687	9,572	9,645	9,490	9,740
Latin America	61,256	56,411	59,129	55,835	60,256	65,315
USA	1,360	1,429	886	807	843	844

Total	107,393	101,598	105,148	103,967	111,392	119,739

Managed and marketed pension funds

EUR million

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14
Spain	9,401	9,366	9,650	10,030	10,202	10,394
Portugal	780	768	776	848	862	864

Total	10,181	10,135	10,427	10,879	11,064	11,258

Total equity and capital with the nature of financial liabilities

EUR million

			Variation
	30.06.14	30.06.13	Amount	%	31.12.13
Capital stock	5,889	5,405	484	9.0	5,667
Additional paid-in surplus	36,537	37,119	(582)	(1.6)	36,804
Reserves	41,990	38,502	3,488	9.1	38,314
Treasury stock	(137)	(79)	(58)	74.4	(9)

Shareholders’ equity (before profit and dividends)	84,279	80,947	3,332	4.1	80,776

Attributable profit	2,756	2,255	501	22.2	4,370
Interim dividend distributed	—	—	—	—	(406)
Interim dividend not distributed	—	—	—	—	(438)

Shareholders’ equity (after retained profit)	87,035	83,202	3,833	4.6	84,302

Valuation adjustments	(11,857)	(11,903)	46	(0.4)	(14,152)
Minority interests	10,538	10,691	(153)	(1.4)	9,972

Total equity (after retained profit)	85,716	81,990	3,726	4.5	80,122

Preferred shares and securities in subordinated debt	6,822	4,642	2,180	47.0	4,053

Total equity and capital with the nature of financial liabilities	92,538	86,632	5,906	6.8	84,175

Computable capital (1)

EUR million

30.06.14
CET1	61,009
Basic capital	61,009

Computable capital	67,462

Risk-weighted assets	558,894

CET1 capital ratio	10.92

T1 capital ratio	10.92

BIS ratio	12.07

Shareholders’ equity surplus	22,750

(1).-	Considering Spanish regulation homogeneous with European one regarding intangible assets

Key data by principal segments

	Net operating income			Attributable profit to the Group			Efficiency ratio (%)		ROE (%)
	1H ’14	1H ’13	Var (%)	1H ’14	1H ’13	Var (%)	1H ’14	1H ’13	1H ’14	1H ’13
Income statement (EUR million)
Continental Europe	3,263	3,064	6.5	962	551	74.7	49.4	51.6	7.57	4.19

o/w: Spain	1,807	1,683	7.4	513	287	78.8	49.4	53.0	9.22	4.81
Portugal	222	219	1.7	74	46	62.6	52.2	52.9	5.67	3.60
Poland	393	354	11.0	173	161	7.0	42.8	45.7	17.32	16.78
Santander Consumer Finance	904	859	5.3	456	377	21.0	44.4	44.6	11.71	9.74

United Kingdom	1,290	1,051	22.7	775	487	59.1	52.0	55.8	11.14	7.42

Latin America	5,440	6,649	(18.2)	1,512	1,804	(16.2)	41.3	39.3	14.42	15.11

o/w: Brazil	3,509	4,618	(24.0)	758	919	(17.5)	39.9	37.0	12.89	13.13
Mexico	870	962	(9.6)	307	441	(30.4)	41.6	38.5	16.90	21.52
Chile	672	633	6.2	255	201	27.1	37.9	43.0	22.07	15.98

USA	1,716	1,462	17.4	356	476	(25.1)	35.6	38.3	8.11	11.71

Operating areas	11,708	12,227	(4.2)	3,605	3,317	8.7	44.4	44.5	7.57	4.19

Corporate Activities	(850)	(812)	4.6	(849)	(1,062)	(20.1)

Total Group	10,858	11,414	(4.9)	2,756	2,255	22.2	47.3	47.1	6.58	5.60

	Net customer loans			Customer deposits			NPL ratio (%)		NPL coverage (%)
	30.06.14	30.06.13	Var (%)	30.06.14	30.06.13	Var (%)	30.06.14	30.06.13	30.06.14	30.06.13
Activity (EUR million)
Continental Europe	267,071	278,512	(4.1)	254,985	267,427	(4.7)	9.04	7.83	58.3	63.3

o/w: Spain	159,264	171,176	(7.0)	181,065	194,330	(6.8)	7.59	5.75	44.9	43.1
Portugal	24,111	25,210	(4.4)	23,253	23,577	(1.4)	8.16	7.41	53.1	52.4
Poland	17,064	15,983	6.8	18,325	16,591	10.4	7.42	8.08	65.3	59.3
Santander Consumer Finance	58,058	55,995	3.7	30,736	30,986	(0.8)	4.07	4.04	105.2	106.9

United Kingdom	239,237	238,223	0.4	193,431	195,995	(1.3)	1.91	2.01	41.1	42.1

Latin America	136,325	135,931	0.3	127,903	132,214	(3.3)	5.03	5.23	86.3	86.1

o/w: Brazil	71,475	71,296	0.3	68,450	69,199	(1.1)	5.78	6.49	94.8	91.3
Mexico	24,516	22,440	9.3	24,803	26,497	(6.4)	3.52	2.20	96.6	142.7
Chile	28,701	30,085	(4.6)	19,929	21,961	(9.3)	5.94	5.81	51.7	49.9

USA	60,006	58,708	2.2	39,878	41,639	(4.2)	2.93	2.96	165.0	156.5

Operating areas	702,640	711,374	(1.2)	616,197	637,275	(3.3)	5.46	5.13	66.4	69.6

Total Group	706,899	715,023	(1.1)	617,761	644,934	(4.2)	5.45	5.15	66.7	69.7

	Employees		Branches
	30.06.14	30.06.13	30.06.14	30.06.13
Operating means
Continental Europe	56,297	60,415	5,638	6,774

o/w: Spain	25,465	28,859	3,609	4,612
Portugal	5,515	5,609	626	651
Poland	12,058	12,504	817	876
Santander Consumer Finance	12,272	12,230	576	624

United Kingdom	25,902	25,647	1,071	1,190

Latin America	83,299	86,649	5,705	5,881

o/w: Brazil	47,205	51,383	3,449	3,697
Mexico	14,859	14,264	1,293	1,215
Chile	11,971	12,132	481	501

USA	15,594	14,642	811	835

Operating areas	181,092	187,353	13,225	14,680

Corporate Activities	2,556	2,567

Total Group	183,648	189,920	13,225	14,680

Operating areas

EUR million

			Variation
	1H ’14	1H ’13	Amount	%
Income statement
Net interest income	15,385	15,627	(242)	(1.6)

Net fees	4,747	5,008	(261)	(5.2)
Gains (losses) on financial transactions	727	1,258	(530)	(42.2)
Other operating income *	213	136	76	56.1

Gross income	21,072	22,029	(957)	(4.3)

Operating expenses	(9,364)	(9,803)	439	(4.5)
General administrative expenses	(8,296)	(8,698)	402	(4.6)
Personnel	(4,842)	(5,107)	266	(5.2)
Other general administrative expenses	(3,454)	(3,591)	137	(3.8)
Depreciation and amortisation	(1,068)	(1,105)	36	(3.3)

Net operating income	11,708	12,227	(518)	(4.2)

Net loan-loss provisions	(5,333)	(6,323)	990	(15.7)
Other income	(802)	(766)	(37)	4.8

Profit before taxes	5,573	5,138	435	8.5

Tax on profit	(1,370)	(1,151)	(219)	19.0

Profit from continuing operations	4,202	3,986	216	5.4

Net profit from discontinued operations	(0)	(14)	14	(98.2)

Consolidated profit	4,202	3,972	230	5.8

Minority interests	597	655	(58)	(8.8)

Attributable profit to the Group	3,605	3,317	288	8.7

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.14	30.06.13	Amount	%
Balance sheet
Customer loans **	702,640	711,374	(8,734)	(1.2)
Trading portfolio (w/o loans)	125,128	143,239	(18,110)	(12.6)
Available-for-sale financial assets	83,773	83,168	605	0.7
Due from credit institutions **	92,561	97,012	(4,451)	(4.6)
Intangible assets and property and equipment	16,294	13,474	2,819	20.9
Other assets	118,478	123,688	(5,209)	(4.2)

Total assets/liabilities & shareholders’ equity	1,138,874	1,171,955	(33,081)	(2.8)

Customer deposits **	616,197	637,275	(21,078)	(3.3)
Marketable debt securities **	130,742	125,384	5,357	4.3
Subordinated debt **	13,780	11,706	2,074	17.7
Insurance liabilities	1,602	1,091	512	46.9
Due to credit institutions **	140,361	135,910	4,452	3.3
Other liabilities	165,962	190,486	(24,524)	(12.9)
Shareholders’ equity ***	70,229	70,103	126	0.2

Other managed and marketed customer funds	154,195	132,127	22,069	16.7

Mutual funds	119,739	101,598	18,141	17.9
Pension funds	11,258	10,135	1,123	11.1
Managed portfolios	23,198	20,393	2,804	13.8

Managed and marketed customer funds	914,914	906,492	8,422	0.9

(**).- Including all on-balance sheet balances for this item (***).- Not including profit of the year
Ratios (%) and other data
ROE	7.57	4.19	3.37 p.
Efficiency ratio (with amortisations)	44.4	44.5	(0.1 p. )
NPL ratio	5.46	5.13	0.33 p.
NPL coverage	66.4	69.6	(3.2 p. )
Number of employees	181,092	187,353	(6,261)	(3.3)
Number of branches	13,225	14,680	(1,455)	(9.9)

Operating areas

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14
Income statement
Net interest income	7,781	7,846	7,467	7,547	7,526	7,859

Net fees	2,496	2,512	2,318	2,346	2,339	2,409
Gains (losses) on financial transactions	736	521	663	388	465	263
Other operating income *	31	106	47	61	18	194

Gross income	11,044	10,985	10,496	10,343	10,348	10,724

Operating expenses	(4,891)	(4,912)	(4,767)	(4,893)	(4,655)	(4,709)
General administrative expenses	(4,341)	(4,357)	(4,223)	(4,282)	(4,092)	(4,204)
Personnel	(2,564)	(2,543)	(2,441)	(2,506)	(2,388)	(2,453)
Other general administrative expenses	(1,777)	(1,813)	(1,782)	(1,776)	(1,704)	(1,750)
Depreciation and amortisation	(549)	(555)	(544)	(610)	(563)	(505)

Net operating income	6,153	6,073	5,729	5,450	5,693	6,016

Net loan-loss provisions	(3,112)	(3,211)	(3,039)	(2,777)	(2,696)	(2,637)
Other income	(306)	(460)	(386)	(471)	(361)	(441)

Profit before taxes	2,735	2,403	2,304	2,202	2,635	2,937

Tax on profit	(628)	(524)	(535)	(526)	(648)	(722)

Profit from continuing operations	2,107	1,879	1,769	1,676	1,987	2,215

Net profit from discontinued operations	—	(14)	(0)	(1)	(0)	(0)

Consolidated profit	2,107	1,865	1,769	1,675	1,987	2,215

Minority interests	359	296	284	231	279	318

Attributable profit to the Group	1,748	1,570	1,485	1,444	1,708	1,897

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14
Balance sheet
Customer loans **	733,717	711,374	698,995	683,460	687,983	702,640
Trading portfolio (w/o loans)	154,901	143,239	124,380	102,395	114,653	125,128
Available-for-sale financial assets	89,663	83,168	74,690	73,123	83,996	83,773
Due from credit institutions **	117,584	97,012	106,193	85,405	97,654	92,561
Intangible assets and property and equipment	13,220	13,474	13,954	14,685	15,404	16,294
Other assets	116,931	123,688	128,235	124,959	123,799	118,478

Total assets/liabilities & shareholders’ equity	1,226,017	1,171,955	1,146,448	1,084,025	1,123,490	1,138,874

Customer deposits **	649,288	637,275	628,518	604,985	618,756	616,197
Marketable debt securities **	132,728	125,384	123,397	121,850	122,433	130,742
Subordinated debt **	13,358	11,706	10,707	12,268	13,565	13,780
Insurance liabilities	1,263	1,091	1,324	1,430	1,548	1,602
Due to credit institutions **	148,856	135,910	139,458	122,777	133,264	140,361
Other liabilities	206,491	190,486	175,118	155,627	163,381	165,962
Shareholders’ equity ***	74,035	70,103	67,927	65,088	70,542	70,229

Other managed and marketed customer funds	138,562	132,127	136,500	135,914	144,296	154,195

Mutual funds	107,393	101,598	105,148	103,967	111,392	119,739
Pension funds	10,181	10,135	10,427	10,879	11,064	11,258
Managed portfolios	20,988	20,393	20,925	21,068	21,839	23,198

Managed and marketed customer funds	933,934	906,492	899,121	875,018	899,050	914,914

(**).- Including all on-balance sheet balances for this item
(***).- Not including profit of the year
Other information
NPL ratio	4.70	5.13	5.39	5.61	5.54	5.46
NPL coverage	75.0	69.6	67.2	64.6	66.0	66.4
Cost of credit	2.49	2.15	1.85	1.65	1.61	1.55

Operating areas

Constant EUR million

			Variation
	1H ’14	1H ’13	Amount	%
Income statement
Net interest income	15,385	14,358	1,027	7.2

Net fees	4,747	4,618	129	2.8
Gains (losses) on financial transactions	727	1,178	(450)	(38.2)
Other operating income *	213	133	79	59.5

Gross income	21,072	20,287	785	3.9

Operating expenses	(9,364)	(9,125)	(239)	2.6
General administrative expenses	(8,296)	(8,091)	(205)	2.5
Personnel	(4,842)	(4,768)	(73)	1.5
Other general administrative expenses	(3,454)	(3,322)	(132)	4.0
Depreciation and amortisation	(1,068)	(1,034)	(34)	3.3

Net operating income	11,708	11,162	546	4.9

Net loan-loss provisions	(5,333)	(5,767)	434	(7.5)
Other income	(802)	(732)	(71)	9.7

Profit before taxes	5,573	4,663	910	19.5

Tax on profit	(1,370)	(1,035)	(335)	32.4

Profit from continuing operations	4,202	3,628	575	15.8

Net profit from discontinued operations	(0)	(15)	14	(98.3)

Consolidated profit	4,202	3,613	589	16.3

Minority interests	597	584	13	2.2

Attributable profit to the Group	3,605	3,029	576	19.0

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.14	30.06.13	Amount	%
Balance sheet
Customer loans **	702,640	716,151	(13,511)	(1.9)
Trading portfolio (w/o loans)	125,128	144,313	(19,185)	(13.3)
Available-for-sale financial assets	83,773	82,090	1,683	2.1
Due from credit institutions **	92,561	96,759	(4,199)	(4.3)
Intangible assets and property and equipment	16,294	13,343	2,951	22.1
Other assets	118,478	124,354	(5,875)	(4.7)

Total assets/liabilities & shareholders’ equity	1,138,874	1,177,010	(38,136)	(3.2)

Customer deposits **	616,197	640,610	(24,412)	(3.8)
Marketable debt securities **	130,742	127,841	2,901	2.3
Subordinated debt **	13,780	11,755	2,025	17.2
Insurance liabilities	1,602	1,091	512	46.9
Due to credit institutions **	140,361	135,618	4,743	3.5
Other liabilities	165,962	190,781	(24,819)	(13.0)
Shareholders’ equity ***	70,229	69,314	915	1.3

Other managed and marketed customer funds	154,195	129,623	24,572	19.0

Mutual funds	119,739	99,771	19,968	20.0
Pension funds	11,258	10,135	1,123	11.1
Managed portfolios	23,198	19,717	3,481	17.7

Managed and marketed customer funds	914,914	909,829	5,086	0.6

(**).-	Including all on-balance sheet balances for this item
(***).-	Not including profit of the year

Operating areas

Constant EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14
Income statement
Net interest income	7,123	7,235	7,265	7,443	7,597	7,788

Net fees	2,296	2,322	2,251	2,301	2,358	2,389
Gains (losses) on financial transactions	683	494	633	382	465	262
Other operating income *	29	104	45	61	19	194

Gross income	10,132	10,155	10,195	10,187	10,439	10,634

Operating expenses	(4,545)	(4,580)	(4,638)	(4,810)	(4,692)	(4,672)
General administrative expenses	(4,031)	(4,059)	(4,105)	(4,206)	(4,124)	(4,172)
Personnel	(2,390)	(2,378)	(2,378)	(2,469)	(2,406)	(2,436)
Other general administrative expenses	(1,641)	(1,681)	(1,727)	(1,737)	(1,718)	(1,736)
Depreciation and amortisation	(513)	(521)	(532)	(604)	(568)	(500)

Net operating income	5,587	5,575	5,557	5,377	5,747	5,961

Net loan-loss provisions	(2,821)	(2,947)	(2,966)	(2,749)	(2,724)	(2,609)
Other income	(293)	(439)	(373)	(460)	(365)	(437)

Profit before taxes	2,473	2,190	2,217	2,168	2,658	2,915

Tax on profit	(564)	(471)	(508)	(514)	(654)	(716)

Profit from continuing operations	1,909	1,718	1,709	1,654	2,004	2,199

Net profit from discontinued operations	—	(15)	(0)	(0)	(0)	(0)

Consolidated profit	1,909	1,704	1,709	1,653	2,003	2,199

Minority interests	319	265	272	227	283	315

Attributable profit to the Group	1,591	1,438	1,437	1,426	1,721	1,884

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14
Balance sheet
Customer loans **	719,787	716,151	705,193	697,228	699,925	702,640
Trading portfolio (w/o loans)	153,068	144,313	125,983	104,565	116,425	125,128
Available-for-sale financial assets	85,503	82,090	74,723	74,556	85,307	83,773
Due from credit institutions **	113,865	96,759	107,008	87,373	98,841	92,561
Intangible assets and property and equipment	12,598	13,343	13,973	14,983	15,647	16,294
Other assets	112,045	124,354	129,763	128,350	126,741	118,478

Total assets/liabilities & shareholders’ equity	1,196,866	1,177,010	1,156,644	1,107,053	1,142,885	1,138,874

Customer deposits **	635,446	640,610	633,805	616,570	629,195	616,197
Marketable debt securities **	130,868	127,841	125,812	126,057	125,673	130,742
Subordinated debt **	12,661	11,755	10,835	12,722	13,990	13,780
Insurance liabilities	1,263	1,091	1,324	1,430	1,549	1,602
Due to credit institutions **	144,385	135,618	140,339	124,979	135,042	140,361
Other liabilities	201,885	190,781	176,403	158,794	165,724	165,962
Shareholders’ equity ***	70,357	69,314	68,125	66,501	71,711	70,229

Other managed and marketed customer funds	129,151	129,623	136,840	139,964	146,949	154,195

Mutual funds	99,377	99,771	105,681	107,720	113,790	119,739
Pension funds	10,181	10,135	10,427	10,879	11,064	11,258
Managed portfolios	19,593	19,717	20,733	21,365	22,095	23,198

Managed and marketed customer funds	908,127	909,829	907,292	895,313	915,807	914,914

(**).-	Including all on-balance sheet balances for this item
(***).-	Not including profit of the year

Continental Europe

EUR million

			Variation
	1H ’14	1H ’13	Amount	%
Income statement
Net interest income	4,282	4,062	220	5.4

Net fees	1,769	1,766	3	0.2
Gains (losses) on financial transactions	296	395	(100)	(25.2)
Other operating income *	106	111	(5)	(4.3)

Gross income	6,452	6,333	118	1.9

Operating expenses	(3,189)	(3,270)	81	(2.5)
General administrative expenses	(2,830)	(2,908)	78	(2.7)
Personnel	(1,669)	(1,762)	93	(5.3)
Other general administrative expenses	(1,161)	(1,146)	(15)	1.3
Depreciation and amortisation	(359)	(362)	3	(0.9)

Net operating income	3,263	3,064	199	6.5

Net loan-loss provisions	(1,561)	(1,894)	334	(17.6)
Other income	(348)	(387)	39	(10.1)

Profit before taxes	1,354	782	572	73.1

Tax on profit	(318)	(161)	(157)	97.5

Profit from continuing operations	1,036	621	415	66.8

Net profit from discontinued operations	(0)	(0)	(0)	108.1

Consolidated profit	1,036	621	415	66.8

Minority interests	74	71	3	4.7

Attributable profit to the Group	962	551	411	74.7

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.14	30.06.13	Amount	%
Balance sheet
Customer loans **	267,071	278,512	(11,440)	(4.1)
Trading portfolio (w/o loans)	59,106	78,032	(18,925)	(24.3)
Available-for-sale financial assets	40,818	44,188	(3,370)	(7.6)
Due from credit institutions **	53,500	55,652	(2,152)	(3.9)
Intangible assets and property and equipment	5,500	6,099	(599)	(9.8)
Other assets	27,596	23,517	4,079	17.3

Total assets/liabilities & shareholders’ equity	453,591	485,999	(32,408)	(6.7)

Customer deposits **	254,985	267,427	(12,442)	(4.7)
Marketable debt securities **	18,761	16,916	1,845	10.9
Subordinated debt **	409	349	60	17.1
Insurance liabilities	1,602	1,091	512	46.9
Due to credit institutions **	70,234	67,974	2,260	3.3
Other liabilities	82,307	106,641	(24,334)	(22.8)
Shareholders’ equity ***	25,292	25,601	(309)	(1.2)

Other managed and marketed customer funds	62,125	49,642	12,483	25.1

Mutual funds	43,840	33,072	10,769	32.6
Pension funds	11,258	10,135	1,123	11.1
Managed portfolios	7,027	6,435	591	9.2

Managed and marketed customer funds	336,280	334,334	1,946	0.6

(**).- Including all on-balance sheet balances for this item
(***).- Not including profit of the year
Ratios (%) and other data
ROE	7.57	4.19	3.37 p.
Efficiency ratio (with amortisations)	49.4	51.6	(2.2 p. )
NPL ratio	9.04	7.83	1.21 p.
NPL coverage	58.3	63.3	(5.0 p. )
Number of employees	56,297	60,415	(4,118)	(6.8)
Number of branches	5,638	6,774	(1,136)	(16.8)

Continental Europe

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14
Income statement
Net interest income	1,999	2,063	2,010	2,035	2,093	2,188

Net fees	879	887	849	805	880	889
Gains (losses) on financial transactions	264	131	268	110	233	63
Other operating income *	29	82	25	28	(10)	116

Gross income	3,171	3,163	3,152	2,979	3,196	3,256

Operating expenses	(1,651)	(1,619)	(1,607)	(1,618)	(1,607)	(1,582)
General administrative expenses	(1,470)	(1,437)	(1,428)	(1,402)	(1,417)	(1,413)
Personnel	(896)	(867)	(859)	(867)	(841)	(829)
Other general administrative expenses	(575)	(571)	(569)	(535)	(577)	(584)
Depreciation and amortisation	(180)	(182)	(180)	(216)	(189)	(170)

Net operating income	1,520	1,543	1,545	1,361	1,589	1,673

Net loan-loss provisions	(901)	(993)	(946)	(763)	(791)	(770)
Other income	(192)	(194)	(188)	(185)	(152)	(196)

Profit before taxes	427	356	411	413	647	707

Tax on profit	(96)	(66)	(83)	(106)	(148)	(171)

Profit from continuing operations	331	290	328	307	500	536

Net profit from discontinued operations	—	(0)	(0)	(6)	(0)	(0)

Consolidated profit	331	290	327	301	499	536

Minority interests	29	42	45	20	37	37

Attributable profit to the Group	303	248	283	282	463	499

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14
Balance sheet
Customer loans **	287,156	278,512	271,834	266,355	265,216	267,071
Trading portfolio (w/o loans)	84,960	78,032	61,710	50,317	55,733	59,106
Available-for-sale financial assets	45,367	44,188	41,455	37,319	39,969	40,818
Due from credit institutions **	59,434	55,652	55,455	38,547	55,163	53,500
Intangible assets and property and equipment	5,662	6,099	6,084	6,148	5,801	5,500
Other assets	21,520	23,517	29,646	39,902	30,987	27,596

Total assets/liabilities & shareholders’ equity	504,098	485,999	466,183	438,589	452,869	453,591

Customer deposits **	272,221	267,427	262,970	256,138	258,043	254,985
Marketable debt securities **	19,990	16,916	15,578	16,781	15,783	18,761
Subordinated debt **	351	349	365	406	407	409
Insurance liabilities	1,263	1,091	1,324	1,430	1,548	1,602
Due to credit institutions **	74,813	67,974	69,727	59,440	66,716	70,234
Other liabilities	109,065	106,641	91,044	79,309	84,544	82,307
Shareholders’ equity ***	26,394	25,601	25,175	25,086	25,827	25,292

Other managed and marketed customer funds	48,709	49,642	52,931	55,278	58,443	62,125

Mutual funds	32,140	33,072	35,561	37,680	40,804	43,840
Pension funds	10,181	10,135	10,427	10,879	11,064	11,258
Managed portfolios	6,388	6,435	6,943	6,719	6,574	7,027

Managed and marketed customer funds	341,271	334,334	331,844	328,602	332,675	336,280

(**).- Including all on-balance sheet balances for this item
(***).- Not including profit of the year
Other information
NPL ratio	6.62	7.83	8.48	9.13	9.12	9.04
NPL coverage	71.0	63.3	61.1	57.3	58.0	58.3
Cost of credit	3.13	2.33	1.71	1.23	1.21	1.14

Continental Europe

Constant EUR million

			Variation
	1H ’14	1H ’13	Amount	%
Income statement
Net interest income	4,282	4,048	234	5.8

Net fees	1,769	1,765	4	0.2
Gains (losses) on financial transactions	296	395	(100)	(25.2)
Other operating income *	106	111	(5)	(4.2)

Gross income	6,452	6,319	133	2.1

Operating expenses	(3,189)	(3,264)	75	(2.3)
General administrative expenses	(2,830)	(2,903)	73	(2.5)
Personnel	(1,669)	(1,760)	90	(5.1)
Other general administrative expenses	(1,161)	(1,143)	(18)	1.5
Depreciation and amortisation	(359)	(361)	2	(0.7)

Net operating income	3,263	3,054	208	6.8

Net loan-loss provisions	(1,561)	(1,892)	331	(17.5)
Other income	(348)	(387)	39	(10.1)

Profit before taxes	1,354	776	578	74.5

Tax on profit	(318)	(160)	(159)	99.5

Profit from continuing operations	1,036	617	420	68.0

Net profit from discontinued operations	(0)	(0)	(0)	115.8

Consolidated profit	1,036	616	419	68.0

Minority interests	74	71	3	4.7

Attributable profit to the Group	962	546	416	76.2

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.14	30.06.13	Amount	%
Balance sheet
Customer loans **	267,071	278,879	(11,808)	(4.2)
Trading portfolio (w/o loans)	59,106	78,059	(18,953)	(24.3)
Available-for-sale financial assets	40,818	44,398	(3,580)	(8.1)
Due from credit institutions **	53,500	55,646	(2,146)	(3.9)
Intangible assets and property and equipment	5,500	6,107	(607)	(9.9)
Other assets	27,596	23,564	4,032	17.1

Total assets/liabilities & shareholders’ equity	453,591	486,653	(33,062)	(6.8)

Customer deposits **	254,985	268,183	(13,198)	(4.9)
Marketable debt securities **	18,761	16,837	1,924	11.4
Subordinated debt **	409	364	45	12.5
Insurance liabilities	1,602	1,091	512	46.9
Due to credit institutions **	70,234	67,771	2,462	3.6
Other liabilities	82,307	106,756	(24,449)	(22.9)
Shareholders’ equity ***	25,292	25,651	(359)	(1.4)

Other managed and marketed customer funds	62,125	49,789	12,335	24.8

Mutual funds	43,840	33,215	10,625	32.0
Pension funds	11,258	10,135	1,123	11.1
Managed portfolios	7,027	6,440	587	9.1

Managed and marketed customer funds	336,280	335,173	1,106	0.3

(**).-	Including all on-balance sheet balances for this item
(***).-	Not including profit of the year

Continental Europe

Constant EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14
Income statement
Net interest income	1,990	2,058	2,011	2,035	2,095	2,187

Net fees	878	887	851	806	880	888
Gains (losses) on financial transactions	264	131	269	110	233	63
Other operating income *	29	82	25	28	(10)	116

Gross income	3,160	3,158	3,155	2,980	3,198	3,254

Operating expenses	(1,646)	(1,618)	(1,609)	(1,618)	(1,607)	(1,582)
General administrative expenses	(1,467)	(1,436)	(1,429)	(1,402)	(1,418)	(1,412)
Personnel	(894)	(866)	(860)	(867)	(841)	(828)
Other general administrative expenses	(573)	(570)	(570)	(535)	(577)	(584)
Depreciation and amortisation	(180)	(182)	(180)	(216)	(189)	(170)

Net operating income	1,514	1,540	1,546	1,362	1,590	1,672

Net loan-loss provisions	(899)	(993)	(946)	(764)	(791)	(770)
Other income	(192)	(194)	(188)	(185)	(152)	(196)

Profit before taxes	423	353	413	413	648	707

Tax on profit	(95)	(65)	(84)	(106)	(148)	(171)

Profit from continuing operations	328	288	329	307	500	536

Net profit from discontinued operations	—	(0)	(0)	(5)	(0)	(0)

Consolidated profit	328	288	329	301	500	536

Minority interests	29	42	45	20	37	37

Attributable profit to the Group	300	246	283	282	463	499

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14
Balance sheet
Customer loans **	286,512	278,879	271,913	266,309	265,155	267,071
Trading portfolio (w/o loans)	84,962	78,059	61,719	50,316	55,736	59,106
Available-for-sale financial assets	45,399	44,398	41,543	37,315	39,987	40,818
Due from credit institutions **	59,382	55,646	55,454	38,544	55,159	53,500
Intangible assets and property and equipment	5,658	6,107	6,086	6,148	5,801	5,500
Other assets	21,517	23,564	29,676	39,898	30,992	27,596

Total assets/liabilities & shareholders’ equity	503,429	486,653	466,391	438,531	452,829	453,591

Customer deposits **	272,315	268,183	263,275	256,120	258,092	254,985
Marketable debt securities **	19,807	16,837	15,528	16,770	15,745	18,761
Subordinated debt **	353	364	371	405	408	409
Insurance liabilities	1,263	1,091	1,324	1,430	1,549	1,602
Due to credit institutions **	74,294	67,771	69,619	59,418	66,663	70,234
Other liabilities	109,058	106,756	91,086	79,306	84,550	82,307
Shareholders’ equity ***	26,340	25,651	25,190	25,082	25,823	25,292

Other managed and marketed customer funds	48,728	49,789	52,992	55,275	58,456	62,125

Mutual funds	32,159	33,215	35,620	37,678	40,817	43,840
Pension funds	10,181	10,135	10,427	10,879	11,064	11,258
Managed portfolios	6,389	6,440	6,945	6,719	6,574	7,027

Managed and marketed customer funds	341,203	335,173	332,165	328,571	332,700	336,280

(**).-	Including all on-balance sheet balances for this item
(***).-	Not including profit of the year

Spain

EUR million

			Variation
	1H ’14	1H ’13	Amount	%
Income statement
Net interest income	2,339	2,191	148	6.7

Net fees	925	967	(42)	(4.3)
Gains (losses) on financial transactions	234	302	(68)	(22.4)
Other operating income *	76	117	(42)	(35.6)

Gross income	3,574	3,578	(3)	(0.1)

Operating expenses	(1,767)	(1,895)	128	(6.7)
General administrative expenses	(1,588)	(1,713)	124	(7.3)
Personnel	(986)	(1,080)	94	(8.7)
Other general administrative expenses	(602)	(632)	31	(4.8)
Depreciation and amortisation	(179)	(182)	3	(1.8)

Net operating income	1,807	1,683	125	7.4

Net loan-loss provisions	(995)	(1,205)	210	(17.4)
Other income	(84)	(65)	(19)	28.9

Profit before taxes	728	412	316	76.6

Tax on profit	(214)	(124)	(90)	72.4

Profit from continuing operations	514	288	226	78.4

Net profit from discontinued operations	—	—	—	—

Consolidated profit	514	288	226	78.4

Minority interests	2	2	0	4.2

Attributable profit to the Group	513	287	226	78.8

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.14	30.06.13	Amount	%
Balance sheet
Customer loans **	159,264	171,176	(11,913)	(7.0)
Trading portfolio (w/o loans)	56,119	70,625	(14,505)	(20.5)
Available-for-sale financial assets	28,230	32,908	(4,678)	(14.2)
Due from credit institutions **	35,178	36,946	(1,768)	(4.8)
Intangible assets and property and equipment	3,600	3,995	(394)	(9.9)
Other assets	9,936	8,171	1,765	21.6

Total assets/liabilities & shareholders’ equity	292,328	323,821	(31,493)	(9.7)

Customer deposits **	181,065	194,330	(13,265)	(6.8)
Marketable debt securities **	1,327	7,471	(6,144)	(82.2)
Subordinated debt **	8	7	0	6.5
Insurance liabilities	526	475	51	10.7
Due to credit institutions **	31,736	22,933	8,803	38.4
Other liabilities	66,570	87,042	(20,472)	(23.5)
Shareholders’ equity ***	11,095	11,562	(466)	(4.0)

Other managed and marketed customer funds	55,383	42,112	13,271	31.5

Mutual funds	38,827	28,337	10,490	37.0
Pension funds	10,388	9,362	1,027	11.0
Managed portfolios	6,167	4,413	1,754	39.7

Managed and marketed customer funds	237,783	243,921	(6,138)	(2.5)

(**).- Including all on-balance sheet balances for this item
(***).- Not including profit of the year
Ratios (%) and other data
ROE	9.22	4.81	4.42 p.
Efficiency ratio (with amortisations)	49.4	53.0	(3.5 p. )
NPL ratio	7.59	5.75	1.84 p.
NPL coverage	44.9	43.1	1.8 p.
Number of employees	25,465	28,859	(3,394)	(11.8)
Number of branches	3,609	4,612	(1,003)	(21.7)

Spain

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14
Income statement
Net interest income	1,073	1,119	1,065	1,101	1,146	1,193

Net fees	484	483	443	423	456	469
Gains (losses) on financial transactions	206	96	217	92	205	29
Other operating income *	35	82	17	19	(15)	91

Gross income	1,798	1,780	1,742	1,634	1,792	1,782

Operating expenses	(953)	(941)	(936)	(902)	(894)	(873)
General administrative expenses	(863)	(850)	(847)	(790)	(801)	(787)
Personnel	(548)	(532)	(521)	(514)	(499)	(488)
Other general administrative expenses	(315)	(318)	(326)	(276)	(302)	(300)
Depreciation and amortisation	(91)	(92)	(90)	(112)	(93)	(86)

Net operating income	844	838	805	732	898	909

Net loan-loss provisions	(516)	(690)	(630)	(575)	(507)	(488)
Other income	(36)	(29)	(59)	(11)	(33)	(51)

Profit before taxes	293	119	116	145	358	370

Tax on profit	(89)	(35)	(35)	(48)	(104)	(110)

Profit from continuing operations	204	84	81	98	253	261

Net profit from discontinued operations	—	—	—	0	—	—

Consolidated profit	204	84	81	98	253	261

Minority interests	1	1	0	(1)	2	(0)

Attributable profit to the Group	203	84	81	98	251	261

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14
Balance sheet
Customer loans **	176,431	171,176	164,775	159,753	157,458	159,264
Trading portfolio (w/o loans)	73,971	70,625	56,508	47,062	51,605	56,119
Available-for-sale financial assets	33,228	32,908	30,246	25,608	26,932	28,230
Due from credit institutions **	37,557	36,946	36,702	25,092	37,314	35,178
Intangible assets and property and equipment	4,033	3,995	4,019	4,111	3,856	3,600
Other assets	3,794	8,171	12,661	21,183	13,969	9,936

Total assets/liabilities & shareholders’ equity	329,013	323,821	304,910	282,808	291,134	292,328

Customer deposits **	197,464	194,330	188,824	181,117	183,196	181,065
Marketable debt securities **	10,153	7,471	4,821	3,953	2,196	1,327
Subordinated debt **	7	7	22	8	8	8
Insurance liabilities	708	475	554	525	551	526
Due to credit institutions **	21,224	22,933	26,574	22,759	25,847	31,736
Other liabilities	87,567	87,042	72,921	62,926	68,088	66,570
Shareholders’ equity ***	11,891	11,562	11,195	11,521	11,249	11,095

Other managed and marketed customer funds	40,902	42,112	45,355	48,267	51,969	55,383

Mutual funds	27,199	28,337	30,834	32,951	36,018	38,827
Pension funds	9,396	9,362	9,645	10,025	10,197	10,388
Managed portfolios	4,307	4,413	4,875	5,291	5,754	6,167

Managed and marketed customer funds	248,525	243,921	239,021	233,344	237,369	237,783

(**).- Including all on-balance sheet balances for this item
(***).- Not including profit of the year
Other information
NPL ratio	4.12	5.75	6.40	7.49	7.61	7.59
NPL coverage	50.3	43.1	45.0	44.0	44.6	44.9
Cost of credit	1.23	1.26	1.36	1.36	1.37	1.31

Spread (Retail Banking)	2.37	2.54	2.48	2.63	2.84	2.83

Loan spreads	2.21	2.26	2.33	2.43	2.39	2.36
Deposit spreads	0.16	0.28	0.15	0.20	0.45	0.47

Portugal

EUR million

			Variation
	1H ’14	1H ’13	Amount	%
Income statement
Net interest income	267	251	16	6.3

Net fees	139	172	(33)	(19.0)
Gains (losses) on financial transactions	40	30	10	33.9
Other operating income *	20	12	8	63.9

Gross income	465	465	1	0.2

Operating expenses	(243)	(246)	3	(1.1)
General administrative expenses	(207)	(206)	(0)	0.2
Personnel	(146)	(149)	3	(1.9)
Other general administrative expenses	(60)	(57)	(3)	5.7
Depreciation and amortisation	(37)	(40)	3	(8.0)

Net operating income	222	219	4	1.7

Net loan-loss provisions	(75)	(126)	51	(40.8)
Other income	(59)	(30)	(29)	97.7

Profit before taxes	89	63	26	41.3

Tax on profit	(18)	(17)	(1)	8.7

Profit from continuing operations	70	46	24	53.3

Net profit from discontinued operations	—	—	—	—

Consolidated profit	70	46	24	53.3

Minority interests	(4)	0	(4)	—

Attributable profit to the Group	74	46	29	62.6

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.14	30.06.13	Amount	%
Balance sheet
Customer loans **	24,111	25,210	(1,099)	(4.4)
Trading portfolio (w/o loans)	1,880	1,794	86	4.8
Available-for-sale financial assets	7,119	4,934	2,185	44.3
Due from credit institutions **	2,491	3,566	(1,075)	(30.1)
Intangible assets and property and equipment	763	906	(143)	(15.8)
Other assets	6,276	5,829	447	7.7

Total assets/liabilities & shareholders’ equity	42,640	42,239	401	0.9

Customer deposits **	23,253	23,577	(324)	(1.4)
Marketable debt securities **	3,811	2,396	1,415	59.1
Subordinated debt **	0	0	0	57.2
Insurance liabilities	80	87	(7)	(8.0)
Due to credit institutions **	12,271	13,336	(1,065)	(8.0)
Other liabilities	641	296	345	116.6
Shareholders’ equity ***	2,583	2,547	36	1.4

Other managed and marketed customer funds	2,396	2,158	238	11.0

Mutual funds	1,311	1,281	30	2.4
Pension funds	864	768	95	12.4
Managed portfolios	222	109	113	103.3

Managed and marketed customer funds	29,460	28,131	1,329	4.7

(**).- Including all on-balance sheet balances for this item
(***).- Not including profit of the year
Ratios (%) and other data
ROE	5.67	3.60	2.07 p.
Efficiency ratio (with amortisations)	52.2	52.9	(0.7 p. )
NPL ratio	8.16	7.41	0.75 p.
NPL coverage	53.1	52.4	0.7 p.
Number of employees	5,515	5,609	(94)	(1.7)
Number of branches	626	651	(25)	(3.8)

Portugal

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14
Income statement
Net interest income	117	134	132	131	129	138

Net fees	85	87	79	67	73	66
Gains (losses) on financial transactions	23	7	10	11	18	22
Other operating income *	6	6	7	15	9	11

Gross income	231	233	228	224	228	237

Operating expenses	(124)	(122)	(123)	(126)	(122)	(121)
General administrative expenses	(104)	(102)	(103)	(107)	(103)	(104)
Personnel	(75)	(74)	(74)	(76)	(73)	(73)
Other general administrative expenses	(29)	(28)	(29)	(31)	(30)	(31)
Depreciation and amortisation	(20)	(20)	(20)	(19)	(19)	(17)

Net operating income	107	112	105	97	106	116

Net loan-loss provisions	(64)	(62)	(56)	(11)	(34)	(40)
Other income	(13)	(17)	(6)	(42)	(30)	(29)

Profit before taxes	31	32	44	44	42	47

Tax on profit	(10)	(7)	(12)	(15)	(9)	(9)

Profit from continuing operations	21	25	32	29	33	37

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	21	25	32	29	33	37

Minority interests	0	0	(0)	(8)	(2)	(2)

Attributable profit to the Group	21	25	32	37	36	39

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14
Balance sheet
Customer loans **	25,518	25,210	24,712	24,482	24,240	24,111
Trading portfolio (w/o loans)	1,905	1,794	1,788	1,831	1,884	1,880
Available-for-sale financial assets	4,675	4,934	4,662	4,724	6,711	7,119
Due from credit institutions **	3,447	3,566	2,761	2,895	2,540	2,491
Intangible assets and property and equipment	392	906	896	821	800	763
Other assets	6,198	5,829	6,610	7,096	5,810	6,276

Total assets/liabilities & shareholders’ equity	42,136	42,239	41,429	41,848	41,986	42,640

Customer deposits **	23,703	23,577	24,185	24,191	23,586	23,253
Marketable debt securities **	3,411	2,396	2,375	2,329	2,248	3,811
Subordinated debt **	0	0	0	0	0	0
Insurance liabilities	88	87	88	75	80	80
Due to credit institutions **	12,203	13,336	11,880	12,319	12,915	12,271
Other liabilities	180	296	358	356	501	641
Shareholders’ equity ***	2,550	2,547	2,544	2,579	2,656	2,583

Other managed and marketed customer funds	2,316	2,158	2,043	2,041	2,227	2,396

Mutual funds	1,437	1,281	1,141	1,050	1,185	1,311
Pension funds	780	768	776	848	862	864
Managed portfolios	99	109	126	142	179	222

Managed and marketed customer funds	29,430	28,131	28,603	28,560	28,061	29,460

(**).- Including all on-balance sheet balances for this item
(***).- Not including profit of the year
Other information
NPL ratio	6.88	7.41	7.86	8.12	8.26	8.16
NPL coverage	52.9	52.4	51.9	50.0	50.6	53.1
Cost of credit	1.18	1.10	0.93	0.73	0.63	0.55

Spread (Retail Banking)	1.22	1.26	1.38	1.43	1.51	1.55

Loan spreads	2.44	2.44	2.44	2.42	2.44	2.39
Deposit spreads	(1.22)	(1.18)	(1.06)	(0.99)	(0.93)	(0.84)

Poland

EUR million

			Variation
	1H ’14	1H ’13	Amount	%
Income statement
Net interest income	425	371	54	14.7

Net fees	220	198	23	11.4
Gains (losses) on financial transactions	18	64	(46)	(71.7)
Other operating income *	24	19	5	25.3

Gross income	687	651	36	5.5

Operating expenses	(294)	(297)	3	(1.1)
General administrative expenses	(270)	(270)	(1)	0.3
Personnel	(153)	(159)	6	(3.7)
Other general administrative expenses	(117)	(110)	(7)	6.1
Depreciation and amortisation	(24)	(28)	4	(14.4)

Net operating income	393	354	39	11.0

Net loan-loss provisions	(85)	(93)	8	(9.1)
Other income	(19)	1	(19)	—

Profit before taxes	289	261	28	10.7

Tax on profit	(54)	(48)	(6)	12.3

Profit from continuing operations	235	213	22	10.3

Net profit from discontinued operations	—	—	—	—

Consolidated profit	235	213	22	10.3

Minority interests	63	52	11	20.6

Attributable profit to the Group	173	161	11	7.0

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.14	30.06.13	Amount	%
Balance sheet
Customer loans **	17,064	15,983	1,081	6.8
Trading portfolio (w/o loans)	799	658	141	21.4
Available-for-sale financial assets	4,214	4,596	(382)	(8.3)
Due from credit institutions **	607	421	186	44.1
Intangible assets and property and equipment	214	223	(9)	(4.0)
Other assets	2,570	1,252	1,318	105.3

Total assets/liabilities & shareholders’ equity	25,467	23,133	2,334	10.1

Customer deposits **	18,325	16,591	1,734	10.4
Marketable debt securities **	120	—	120	—
Subordinated debt **	336	331	5	1.6
Insurance liabilities	79	—	79	—
Due to credit institutions **	1,562	1,712	(150)	(8.8)
Other liabilities	3,111	2,708	403	14.9
Shareholders’ equity ***	1,933	1,791	143	8.0

Other managed and marketed customer funds	3,647	3,396	251	7.4

Mutual funds	3,556	3,294	262	8.0
Pension funds	—	—	—	—
Managed portfolios	91	102	(12)	(11.3)

Managed and marketed customer funds	22,429	20,319	2,110	10.4

(**).- Including all on-balance sheet balances for this item
(***).- Not including profit of the year
Ratios (%) and other data
ROE	17.32	16.78	0.54 p.
Efficiency ratio (with amortisations)	42.8	45.7	(2.8 p. )
NPL ratio	7.42	8.08	(0.66 p. )
NPL coverage	65.3	59.3	6.0 p.
Number of employees	12,058	12,504	(446)	(3.6)
Number of branches	817	876	(59)	(6.7)

Poland

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14
Income statement
Net interest income	180	191	203	206	208	217

Net fees	98	100	99	104	109	111
Gains (losses) on financial transactions	35	29	39	15	11	7
Other operating income *	2	17	1	(1)	6	18

Gross income	315	337	342	323	334	353

Operating expenses	(156)	(142)	(136)	(159)	(147)	(148)
General administrative expenses	(142)	(128)	(123)	(146)	(135)	(136)
Personnel	(83)	(76)	(74)	(79)	(77)	(76)
Other general administrative expenses	(59)	(52)	(50)	(67)	(58)	(59)
Depreciation and amortisation	(14)	(14)	(13)	(13)	(12)	(12)

Net operating income	159	195	206	165	188	205

Net loan-loss provisions	(42)	(51)	(35)	(39)	(43)	(42)
Other income	(5)	6	(2)	(4)	(3)	(16)

Profit before taxes	112	149	169	121	142	147

Tax on profit	(22)	(27)	(34)	(25)	(27)	(28)

Profit from continuing operations	90	123	135	96	115	120

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	90	123	135	96	115	120

Minority interests	20	32	35	24	31	32

Attributable profit to the Group	70	91	100	72	85	88

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14
Balance sheet
Customer loans **	16,188	15,983	16,298	16,214	16,728	17,064
Trading portfolio (w/o loans)	665	658	561	532	809	799
Available-for-sale financial assets	5,150	4,596	4,861	5,325	5,127	4,214
Due from credit institutions **	352	421	821	667	1,256	607
Intangible assets and property and equipment	242	223	220	273	223	214
Other assets	1,938	1,252	2,046	2,095	2,286	2,570

Total assets/liabilities & shareholders’ equity	24,535	23,133	24,805	25,106	26,428	25,467

Customer deposits **	17,794	16,591	17,404	18,503	18,803	18,325
Marketable debt securities **	—	—	—	121	121	120
Subordinated debt **	335	331	333	333	335	336
Insurance liabilities	—	—	—	84	81	79
Due to credit institutions **	1,578	1,712	2,577	1,206	2,217	1,562
Other liabilities	2,839	2,708	2,654	2,984	2,772	3,111
Shareholders’ equity ***	1,989	1,791	1,837	1,875	2,099	1,933

Other managed and marketed customer funds	3,468	3,396	3,540	3,631	3,555	3,647

Mutual funds	3,342	3,294	3,431	3,525	3,455	3,556
Pension funds	—	—	—	—	—	—
Managed portfolios	126	102	109	106	101	91

Managed and marketed customer funds	21,597	20,319	21,277	22,588	22,815	22,429

(**).- Including all on-balance sheet balances for this item
(***).- Not including profit of the year
Other information
NPL ratio	7.39	8.08	7.75	7.84	7.35	7.42
NPL coverage	67.6	59.3	64.1	61.8	64.6	65.3
Cost of credit	1.22	1.18	1.09	1.01	0.98	0.92

Spread (Retail Banking)	3.14	3.17	3.16	3.51	3.63	3.69

Loan spreads	2.41	2.45	2.43	2.53	2.51	2.47
Deposit spreads	0.73	0.72	0.73	0.98	1.12	1.22

Poland

Constant EUR million

			Variation
	1H ’14	1H ’13	Amount	%
Income statement
Net interest income	425	371	54	14.7

Net fees	220	198	23	11.4
Gains (losses) on financial transactions	18	64	(46)	(71.7)
Other operating income *	24	19	5	25.3

Gross income	687	652	36	5.5

Operating expenses	(294)	(297)	3	(1.1)
General administrative expenses	(270)	(270)	(1)	0.3
Personnel	(153)	(159)	6	(3.7)
Other general administrative expenses	(117)	(110)	(7)	6.1
Depreciation and amortisation	(24)	(28)	4	(14.4)

Net operating income	393	354	39	11.0

Net loan-loss provisions	(85)	(93)	8	(9.1)
Other income	(19)	1	(19)	—

Profit before taxes	289	261	28	10.7

Tax on profit	(54)	(48)	(6)	12.3

Profit from continuing operations	235	213	22	10.3

Net profit from discontinued operations	—	—	—	—

Consolidated profit	235	213	22	10.3

Minority interests	63	52	11	20.6

Attributable profit to the Group	173	161	11	7.0

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.14	30.06.13	Amount	%
Balance sheet
Customer loans **	17,064	16,678	386	2.3
Trading portfolio (w/o loans)	799	686	112	16.3
Available-for-sale financial assets	4,214	4,796	(582)	(12.1)
Due from credit institutions **	607	440	167	38.0
Intangible assets and property and equipment	214	233	(19)	(8.0)
Other assets	2,570	1,306	1,263	96.7

Total assets/liabilities & shareholders’ equity	25,467	24,139	1,328	5.5

Customer deposits **	18,325	17,313	1,012	5.8
Marketable debt securities **	120	—	120	—
Subordinated debt **	336	345	(9)	(2.7)
Insurance liabilities	79	—	79	—
Due to credit institutions **	1,562	1,786	(225)	(12.6)
Other liabilities	3,111	2,825	286	10.1
Shareholders’ equity ***	1,933	1,869	65	3.5

Other managed and marketed customer funds	3,647	3,544	103	2.9

Mutual funds	3,556	3,437	119	3.5
Pension funds	—	—	—	—
Managed portfolios	91	107	(16)	(15.0)

Managed and marketed customer funds	22,429	21,203	1,226	5.8

(**).-	Including all on-balance sheet balances for this item
(***).-	Not including profit of the year

Poland

Constant EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14
Income statement
Net interest income	179	191	207	206	208	217

Net fees	97	100	100	104	110	111
Gains (losses) on financial transactions	35	29	40	15	11	7
Other operating income *	2	17	1	(1)	6	18

Gross income	313	338	348	324	335	352

Operating expenses	(155)	(142)	(139)	(159)	(147)	(147)
General administrative expenses	(141)	(128)	(126)	(146)	(135)	(135)
Personnel	(83)	(77)	(75)	(79)	(77)	(76)
Other general administrative expenses	(58)	(52)	(50)	(67)	(58)	(59)
Depreciation and amortisation	(14)	(14)	(13)	(13)	(12)	(12)

Net operating income	158	196	209	165	188	205

Net loan-loss provisions	(42)	(52)	(36)	(39)	(43)	(42)
Other income	(5)	6	(2)	(4)	(3)	(16)

Profit before taxes	112	150	172	121	142	147

Tax on profit	(22)	(27)	(34)	(25)	(27)	(28)

Profit from continuing operations	90	123	138	96	116	120

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	90	123	138	96	116	120

Minority interests	20	32	36	24	31	32

Attributable profit to the Group	70	91	102	73	85	88

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14
Balance sheet
Customer loans **	16,280	16,678	16,580	16,205	16,789	17,064
Trading portfolio (w/o loans)	669	686	570	532	812	799
Available-for-sale financial assets	5,179	4,796	4,945	5,322	5,145	4,214
Due from credit institutions **	354	440	835	666	1,260	607
Intangible assets and property and equipment	244	233	223	273	224	214
Other assets	1,949	1,306	2,081	2,094	2,294	2,570

Total assets/liabilities & shareholders’ equity	24,674	24,139	25,235	25,090	26,524	25,467

Customer deposits **	17,895	17,313	17,705	18,492	18,872	18,325
Marketable debt securities **	—	—	—	120	122	120
Subordinated debt **	337	345	339	333	336	336
Insurance liabilities	—	—	—	83	81	79
Due to credit institutions **	1,587	1,786	2,622	1,205	2,225	1,562
Other liabilities	2,855	2,825	2,700	2,983	2,782	3,111
Shareholders’ equity ***	2,000	1,869	1,869	1,874	2,107	1,933

Other managed and marketed customer funds	3,487	3,544	3,601	3,629	3,568	3,647

Mutual funds	3,361	3,437	3,491	3,523	3,467	3,556
Pension funds	—	—	—	—	—	—
Managed portfolios	127	107	110	106	101	91

Managed and marketed customer funds	21,720	21,203	21,645	22,574	22,898	22,429

(**).-	Including all on-balance sheet balances for this item
(***).-	Not including profit of the year

Santander Consumer Finance

EUR million

			Variation
	1H ’14	1H ’13	Amount	%
Income statement
Net interest income	1,192	1,169	23	2.0

Net fees	430	390	41	10.5
Gains (losses) on financial transactions	1	(0)	2	—
Other operating income *	3	(7)	10	—

Gross income	1,626	1,551	75	4.9

Operating expenses	(722)	(692)	(30)	4.3
General administrative expenses	(612)	(589)	(23)	4.0
Personnel	(327)	(321)	(6)	1.9
Other general administrative expenses	(285)	(268)	(17)	6.5
Depreciation and amortisation	(110)	(104)	(6)	6.2

Net operating income	904	859	46	5.3

Net loan-loss provisions	(252)	(302)	50	(16.5)
Other income	(31)	(50)	19	(38.3)

Profit before taxes	621	507	114	22.6

Tax on profit	(151)	(113)	(38)	34.1

Profit from continuing operations	470	394	76	19.3

Net profit from discontinued operations	(0)	(0)	(0)	108.1

Consolidated profit	470	394	76	19.3

Minority interests	14	17	(3)	(19.4)

Attributable profit to the Group	456	377	79	21.0

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.14	30.06.13	Amount	%
Balance sheet
Customer loans **	58,058	55,995	2,063	3.7
Trading portfolio (w/o loans)	270	925	(656)	(70.8)
Available-for-sale financial assets	591	606	(15)	(2.5)
Due from credit institutions **	6,528	6,931	(403)	(5.8)
Intangible assets and property and equipment	795	966	(170)	(17.6)
Other assets	3,073	2,596	477	18.4

Total assets/liabilities & shareholders’ equity	69,315	68,019	1,295	1.9

Customer deposits **	30,736	30,986	(250)	(0.8)
Marketable debt securities **	13,503	7,045	6,457	91.7
Subordinated debt **	65	11	54	505.4
Insurance liabilities	—	—	—	—
Due to credit institutions **	13,772	18,668	(4,896)	(26.2)
Other liabilities	3,378	3,695	(317)	(8.6)
Shareholders’ equity ***	7,861	7,614	247	3.2

Other managed and marketed customer funds	7	6	1	9.8

Mutual funds	2	2	0	4.4
Pension funds	5	4	1	12.0
Managed portfolios	—	—	—	—

Managed and marketed customer funds	44,310	38,049	6,262	16.5

(**).- Including all on-balance sheet balances for this item
(***).- Not including profit of the year
Ratios (%) and other data
ROE	11.71	9.74	1.98 p.
Efficiency ratio (with amortisations)	44.4	44.6	(0.2 p. )
NPL ratio	4.07	4.04	0.03 p.
NPL coverage	105.2	106.9	(1.7 p. )
Number of employees	12,272	12,230	42	0.3
Number of branches	576	624	(48)	(7.7)

Santander Consumer Finance

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14
Income statement
Net interest income	587	582	592	573	580	612

Net fees	192	197	207	190	220	211
Gains (losses) on financial transactions	0	(1)	2	(8)	0	1
Other operating income *	(3)	(4)	(0)	5	(1)	4

Gross income	776	775	801	759	800	827

Operating expenses	(351)	(341)	(345)	(353)	(366)	(357)
General administrative expenses	(300)	(288)	(292)	(291)	(305)	(307)
Personnel	(161)	(159)	(163)	(162)	(164)	(163)
Other general administrative expenses	(139)	(129)	(130)	(129)	(141)	(144)
Depreciation and amortisation	(51)	(53)	(53)	(63)	(60)	(50)

Net operating income	425	434	456	405	434	470

Net loan-loss provisions	(171)	(131)	(158)	(105)	(130)	(123)
Other income	(21)	(29)	(15)	(5)	(14)	(17)

Profit before taxes	233	274	283	295	291	330

Tax on profit	(49)	(64)	(66)	(76)	(66)	(85)

Profit from continuing operations	184	210	217	219	225	245

Net profit from discontinued operations	—	(0)	(0)	(6)	(0)	(0)

Consolidated profit	184	210	217	213	225	245

Minority interests	7	9	9	5	6	7

Attributable profit to the Group	176	201	208	209	219	237

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14
Balance sheet
Customer loans **	56,241	55,995	55,898	56,024	57,433	58,058
Trading portfolio (w/o loans)	1,224	925	904	864	878	270
Available-for-sale financial assets	553	606	598	705	478	591
Due from credit institutions **	6,796	6,931	7,426	8,158	7,245	6,528
Intangible assets and property and equipment	984	966	940	934	913	795
Other assets	2,704	2,596	2,386	3,723	3,165	3,073

Total assets/liabilities & shareholders’ equity	68,501	68,019	68,152	70,409	70,112	69,315

Customer deposits **	31,496	30,986	30,726	30,878	30,611	30,736
Marketable debt securities **	6,420	7,045	8,380	10,377	11,217	13,503
Subordinated debt **	9	11	10	64	64	65
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions **	18,839	18,668	17,627	18,060	16,598	13,772
Other liabilities	3,898	3,695	3,853	3,901	3,711	3,378
Shareholders’ equity ***	7,839	7,614	7,554	7,128	7,911	7,861

Other managed and marketed customer funds	6	6	6	6	7	7

Mutual funds	2	2	2	2	2	2
Pension funds	4	4	4	5	5	5
Managed portfolios	—	—	—	—	—	—

Managed and marketed customer funds	37,931	38,049	39,123	41,326	41,899	44,310

(**).- Including all on-balance sheet balances for this item (***).- Not including profit of the year

Other information
NPL ratio	3.98	4.04	3.96	4.01	4.14	4.07
NPL coverage	108.7	106.9	109.2	105.3	105.1	105.2
Cost of credit	1.26	1.15	1.13	0.96	0.89	0.87
Loan spreads	4.76	4.83	4.93	4.91	5.04	5.03

Spain’s run-off real estate

EUR million

			Variation
	1H ’14	1H ’13	Amount	%
Income statement
Net interest income	(2)	39	(42)	—

Net fees	4	11	(8)	(66.5)
Gains (losses) on financial transactions	0	1	(1)	(91.9)
Other operating income *	(26)	(38)	12	(32.5)

Gross income	(24)	14	(38)	—

Operating expenses	(106)	(89)	(16)	18.2
General administrative expenses	(100)	(85)	(15)	17.2
Personnel	(19)	(22)	2	(11.3)
Other general administrative expenses	(81)	(64)	(17)	26.8
Depreciation and amortisation	(6)	(4)	(2)	38.1

Net operating income	(130)	(76)	(54)	71.2

Net loan-loss provisions	(153)	(163)	10	(6.2)
Other income	(156)	(243)	87	(35.9)

Profit before taxes	(438)	(481)	43	(9.0)

Tax on profit	131	144	(13)	(9.0)

Profit from continuing operations	(307)	(337)	30	(9.0)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	(307)	(337)	30	(9.0)

Minority interests	—	—	—	—

Attributable profit to the Group	(307)	(337)	30	(9.0)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.14	30.06.13	Amount	%
Balance sheet
Customer loans **	4,876	6,507	(1,631)	(25.1)
Trading portfolio (w/o loans)	—	—	—	—
Available-for-sale financial assets	207	207	—	—
Due from credit institutions **	—	—	—	—
Intangible assets and property and equipment	—	—	—	—
Other assets	4,735	4,866	(131)	(2.7)

Total assets/liabilities & shareholders’ equity	9,818	11,580	(1,762)	(15.2)

Customer deposits **	195	199	(3)	(1.7)
Marketable debt securities **	0	4	(4)	(98.7)
Subordinated debt **	—	—	—	—
Insurance liabilities	—	—	—	—
Due to credit institutions **	0	0	0	166.7
Other liabilities	8,361	9,864	(1,503)	(15.2)
Shareholders’ equity ***	1,262	1,513	(252)	(16.6)

Other managed and marketed customer funds	145	159	(14)	(8.7)

Mutual funds	144	158	(14)	(9.0)
Pension funds	1	0	0	97.4
Managed portfolios	—	—	—	—

Managed and marketed customer funds	340	361	(21)	(5.8)

(**).-	Including all on-balance sheet balances for this item
(***).-	Not including profit of the year

Spain’s run-off real estate

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14
Income statement
Net interest income	27	12	(3)	1	3	(5)

Net fees	9	2	3	1	2	2
Gains (losses) on financial transactions	1	(0)	(0)	0	0	0
Other operating income *	(16)	(23)	(8)	(2)	(13)	(13)

Gross income	22	(8)	(8)	1	(8)	(16)

Operating expenses	(40)	(49)	(41)	(44)	(52)	(54)
General administrative expenses	(38)	(47)	(39)	(38)	(49)	(51)
Personnel	(11)	(10)	(11)	(15)	(10)	(9)
Other general administrative expenses	(26)	(37)	(28)	(23)	(39)	(42)
Depreciation and amortisation	(2)	(2)	(2)	(7)	(3)	(3)

Net operating income	(19)	(57)	(50)	(44)	(59)	(70)

Net loan-loss provisions	(114)	(49)	(67)	(32)	(77)	(76)
Other income	(118)	(125)	(106)	(128)	(72)	(83)

Profit before taxes	(250)	(231)	(222)	(204)	(208)	(230)

Tax on profit	75	69	67	61	62	69

Profit from continuing operations	(175)	(162)	(156)	(143)	(146)	(161)

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	(175)	(162)	(156)	(143)	(146)	(161)

Minority interests	—	—	—	—	—	—

Attributable profit to the Group	(175)	(162)	(156)	(143)	(146)	(161)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14
Balance sheet
Customer loans **	6,844	6,507	6,246	5,735	5,208	4,876
Trading portfolio (w/o loans)	—	—	—	—	—	—
Available-for-sale financial assets	207	207	207	207	207	207
Due from credit institutions **	—	—	—	—	—	—
Intangible assets and property and equipment	—	—	—	—	—	—
Other assets	4,885	4,866	4,966	4,839	4,857	4,735

Total assets/liabilities & shareholders’ equity	11,936	11,580	11,420	10,781	10,273	9,818

Customer deposits **	225	199	217	210	204	195
Marketable debt securities **	6	4	2	2	1	0
Subordinated debt **	—	—	—	—	—	—
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions **	0	0	0	200	0	0
Other liabilities	10,150	9,864	9,743	8,979	8,786	8,361
Shareholders’ equity ***	1,555	1,513	1,457	1,390	1,282	1,262

Other managed and marketed customer funds	161	159	154	153	145	145

Mutual funds	160	158	153	152	144	144
Pension funds	1	0	1	1	1	1
Managed portfolios	—	—	—	—	—	—

Managed and marketed customer funds	392	361	373	365	350	340

(**).-	Including all on-balance sheet balances for this item
(***).-	Not including profit of the year

United Kingdom

EUR million

			Variation
	1H ’14	1H ’13	Amount	%
Income statement
Net interest income	2,024	1,612	412	25.5

Net fees	494	506	(11)	(2.2)
Gains (losses) on financial transactions	147	247	(99)	(40.2)
Other operating income *	19	12	7	54.7

Gross income	2,685	2,377	308	12.9

Operating expenses	(1,395)	(1,325)	(69)	5.2
General administrative expenses	(1,175)	(1,131)	(43)	3.8
Personnel	(767)	(707)	(60)	8.5
Other general administrative expenses	(408)	(425)	17	(3.9)
Depreciation and amortisation	(220)	(194)	(26)	13.4

Net operating income	1,290	1,051	238	22.7

Net loan-loss provisions	(207)	(281)	74	(26.3)
Other income	(109)	(144)	35	(24.3)

Profit before taxes	973	626	347	55.5

Tax on profit	(198)	(125)	(73)	58.8

Profit from continuing operations	775	501	274	54.7

Net profit from discontinued operations	—	(14)	14	(100.0)

Consolidated profit	775	487	288	59.1

Minority interests	—	0	(0)	(100.0)

Attributable profit to the Group	775	487	288	59.1

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.14	30.06.13	Amount	%
Balance sheet
Customer loans **	239,237	238,223	1,015	0.4
Trading portfolio (w/o loans)	31,814	34,501	(2,687)	(7.8)
Available-for-sale financial assets	9,675	6,041	3,635	60.2
Due from credit institutions **	14,391	16,081	(1,690)	(10.5)
Intangible assets and property and equipment	2,347	2,379	(31)	(1.3)
Other assets	39,704	49,670	(9,966)	(20.1)

Total assets/liabilities & shareholders’ equity	337,169	346,894	(9,725)	(2.8)

Customer deposits **	193,431	195,995	(2,564)	(1.3)
Marketable debt securities **	65,816	66,940	(1,124)	(1.7)
Subordinated debt **	5,931	5,197	734	14.1
Insurance liabilities	—	—	—	—
Due to credit institutions **	27,320	28,207	(886)	(3.1)
Other liabilities	30,517	37,458	(6,941)	(18.5)
Shareholders’ equity ***	14,153	13,097	1,056	8.1

Other managed and marketed customer funds	9,885	10,687	(802)	(7.5)

Mutual funds	9,740	10,687	(947)	(8.9)
Pension funds	—	—	—	—
Managed portfolios	145	—	145	—

Managed and marketed customer funds	275,063	278,820	(3,756)	(1.3)

(**).- Including all on-balance sheet balances for this item (***).- Not including profit of the year

Ratios (%) and other data
ROE	11.14	7.42	3.72 p.
Efficiency ratio (with amortisations)	52.0	55.8	(3.8 p. )
NPL ratio	1.91	2.01	(0.10 p. )
NPL coverage	41.1	42.1	(1.0 p. )
Number of employees	25,902	25,647	255	1.0
Number of branches	1,071	1,190	(119)	(10.0)

United Kingdom

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14
Income statement
Net interest income	803	809	877	962	989	1,035

Net fees	249	256	243	244	247	247
Gains (losses) on financial transactions	86	161	71	85	78	69
Other operating income *	6	7	6	18	15	4

Gross income	1,144	1,233	1,197	1,308	1,329	1,356

Operating expenses	(658)	(667)	(630)	(650)	(693)	(701)
General administrative expenses	(560)	(571)	(529)	(520)	(579)	(596)
Personnel	(354)	(352)	(327)	(368)	(380)	(387)
Other general administrative expenses	(206)	(219)	(202)	(153)	(200)	(209)
Depreciation and amortisation	(98)	(96)	(100)	(130)	(114)	(106)

Net operating income	486	566	567	657	635	654

Net loan-loss provisions	(160)	(121)	(154)	(145)	(120)	(87)
Other income	(42)	(103)	(25)	(66)	(46)	(63)

Profit before taxes	284	342	387	447	469	504

Tax on profit	(60)	(65)	(81)	(95)	(93)	(105)

Profit from continuing operations	224	277	306	352	376	399

Net profit from discontinued operations	—	(14)	(0)	5	—	—

Consolidated profit	224	263	306	357	376	399

Minority interests	0	—	0	(0)	—	—

Attributable profit to the Group	224	263	306	357	376	399

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14
Balance sheet
Customer loans **	242,425	238,223	237,138	231,046	233,937	239,237
Trading portfolio (w/o loans)	37,669	34,501	35,645	28,831	31,492	31,814
Available-for-sale financial assets	6,400	6,041	5,387	6,003	8,358	9,675
Due from credit institutions **	21,002	16,081	23,814	17,136	17,772	14,391
Intangible assets and property and equipment	2,445	2,379	2,406	2,498	2,510	2,347
Other assets	44,836	49,670	47,379	38,229	44,325	39,704

Total assets/liabilities & shareholders’ equity	354,778	346,894	351,771	323,743	338,393	337,169

Customer deposits **	194,378	195,995	197,252	187,467	194,923	193,431
Marketable debt securities **	69,625	66,940	67,086	64,092	66,366	65,816
Subordinated debt **	5,369	5,197	4,640	5,805	5,814	5,931
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions **	28,579	28,207	32,434	26,882	29,008	27,320
Other liabilities	43,596	37,458	37,221	26,855	28,164	30,517
Shareholders’ equity ***	13,231	13,097	13,138	12,642	14,118	14,153

Other managed and marketed customer funds	12,638	10,687	9,572	9,645	9,630	9,885

Mutual funds	12,638	10,687	9,572	9,645	9,490	9,740
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	140	145

Managed and marketed customer funds	282,009	278,820	278,550	267,010	276,734	275,063

(**).- Including all on-balance sheet balances for this item (***).- Not including profit of the year

Other information
NPL ratio	2.03	2.01	1.98	1.98	1.88	1.91
NPL coverage	42.1	42.1	41.6	41.6	42.9	41.1
Cost of credit	0.29	0.26	0.26	0.24	0.23	0.22

Spread (Retail Banking)	1.53	1.63	1.85	1.98	2.01	2.06

Loan spreads	2.78	2.80	2.85	2.84	2.83	2.76
Deposit spreads	(1.25)	(1.17)	(1.00)	(0.86)	(0.82)	(0.70)

United Kingdom

Constant EUR million

			Variation
	1H ’14	1H ’13	Amount	%
Income statement
Net interest income	2,024	1,670	354	21.2

Net fees	494	524	(29)	(5.6)
Gains (losses) on financial transactions	147	255	(108)	(42.3)
Other operating income *	19	13	6	49.4

Gross income	2,685	2,462	223	9.1

Operating expenses	(1,395)	(1,373)	(22)	1.6
General administrative expenses	(1,175)	(1,172)	(3)	0.3
Personnel	(767)	(732)	(35)	4.7
Other general administrative expenses	(408)	(440)	32	(7.2)
Depreciation and amortisation	(220)	(201)	(19)	9.5

Net operating income	1,290	1,089	201	18.4

Net loan-loss provisions	(207)	(291)	84	(28.8)
Other income	(109)	(150)	40	(26.9)

Profit before taxes	973	648	325	50.1

Tax on profit	(198)	(129)	(69)	53.3

Profit from continuing operations	775	519	256	49.3

Net profit from discontinued operations	—	(14)	14	(100.0)

Consolidated profit	775	505	270	53.6

Minority interests	—	0	(0)	(100.0)

Attributable profit to the Group	775	505	270	53.6

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.14	30.06.13	Amount	%
Balance sheet
Customer loans **	239,237	254,778	(15,540)	(6.1)
Trading portfolio (w/o loans)	31,814	36,899	(5,085)	(13.8)
Available-for-sale financial assets	9,675	6,460	3,215	49.8
Due from credit institutions **	14,391	17,198	(2,807)	(16.3)
Intangible assets and property and equipment	2,347	2,544	(197)	(7.7)
Other assets	39,704	53,122	(13,418)	(25.3)

Total assets/liabilities & shareholders’ equity	337,169	371,001	(33,832)	(9.1)

Customer deposits **	193,431	209,616	(16,185)	(7.7)
Marketable debt securities **	65,816	71,592	(5,776)	(8.1)
Subordinated debt **	5,931	5,558	373	6.7
Insurance liabilities	—	—	—	—
Due to credit institutions **	27,320	30,167	(2,847)	(9.4)
Other liabilities	30,517	40,061	(9,544)	(23.8)
Shareholders’ equity ***	14,153	14,007	146	1.0

Other managed and marketed customer funds	9,885	11,430	(1,544)	(13.5)

Mutual funds	9,740	11,430	(1,689)	(14.8)
Pension funds	—	—	—	—
Managed portfolios	145	—	145	—

Managed and marketed customer funds	275,063	298,196	(23,133)	(7.8)

(**).-	Including all on-balance sheet balances for this item
(***).-	Not including profit of the year

United Kingdom

Constant EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14
Income statement
Net interest income	832	838	912	985	997	1,027

Net fees	258	265	253	249	249	245
Gains (losses) on financial transactions	89	167	75	86	79	69
Other operating income *	6	7	6	18	15	4

Gross income	1,185	1,277	1,245	1,339	1,339	1,345

Operating expenses	(682)	(691)	(655)	(666)	(699)	(696)
General administrative expenses	(580)	(592)	(551)	(532)	(584)	(591)
Personnel	(367)	(365)	(340)	(377)	(383)	(384)
Other general administrative expenses	(213)	(227)	(211)	(155)	(201)	(207)
Depreciation and amortisation	(102)	(99)	(105)	(133)	(115)	(105)

Net operating income	503	586	590	674	641	649

Net loan-loss provisions	(166)	(125)	(161)	(148)	(121)	(86)
Other income	(43)	(106)	(27)	(67)	(47)	(62)

Profit before taxes	294	354	402	459	473	501

Tax on profit	(62)	(68)	(84)	(98)	(94)	(104)

Profit from continuing operations	232	287	318	361	379	396

Net profit from discontinued operations	—	(14)	(0)	5	—	—

Consolidated profit	232	272	318	366	379	396

Minority interests	0	(0)	0	(0)	—	—

Attributable profit to the Group	232	272	318	366	379	396

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14
Balance sheet
Customer loans **	255,763	254,778	247,361	240,328	241,730	239,237
Trading portfolio (w/o loans)	39,742	36,899	37,182	29,990	32,541	31,814
Available-for-sale financial assets	6,753	6,460	5,620	6,245	8,637	9,675
Due from credit institutions **	22,158	17,198	24,840	17,824	18,364	14,391
Intangible assets and property and equipment	2,580	2,544	2,510	2,598	2,593	2,347
Other assets	47,303	53,122	49,422	39,765	45,801	39,704

Total assets/liabilities & shareholders’ equity	374,298	371,001	366,934	336,749	349,666	337,169

Customer deposits **	205,073	209,616	205,755	194,998	201,417	193,431
Marketable debt securities **	73,456	71,592	69,978	66,667	68,577	65,816
Subordinated debt **	5,664	5,558	4,840	6,038	6,008	5,931
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions **	30,151	30,167	33,832	27,962	29,974	27,320
Other liabilities	45,995	40,061	38,826	27,934	29,102	30,517
Shareholders’ equity ***	13,959	14,007	13,704	13,150	14,588	14,153

Other managed and marketed customer funds	13,333	11,430	9,985	10,033	9,951	9,885

Mutual funds	13,333	11,430	9,985	10,033	9,806	9,740
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	145	145

Managed and marketed customer funds	297,526	298,196	290,557	277,737	285,953	275,063

(**).-	Including all on-balance sheet balances for this item
(***).-	Not including profit of the year

United Kingdom

£ million

			Variation
	1H ’14	1H ’13	Amount	%
Income statement
Net interest income	1,662	1,371	291	21.2

Net fees	406	430	(24)	(5.6)
Gains (losses) on financial transactions	121	210	(89)	(42.3)
Other operating income *	15	10	5	49.4

Gross income	2,205	2,022	183	9.1

Operating expenses	(1,145)	(1,127)	(18)	1.6
General administrative expenses	(965)	(962)	(2)	0.3
Personnel	(630)	(601)	(29)	4.7
Other general administrative expenses	(335)	(361)	26	(7.2)
Depreciation and amortisation	(181)	(165)	(16)	9.5

Net operating income	1,059	894	165	18.4

Net loan-loss provisions	(170)	(239)	69	(28.8)
Other income	(90)	(123)	33	(26.9)

Profit before taxes	799	532	267	50.1

Tax on profit	(163)	(106)	(57)	53.3

Profit from continuing operations	636	426	210	49.3

Net profit from discontinued operations	—	(12)	12	(100.0)

Consolidated profit	636	414	222	53.6

Minority interests	—	0	(0)	(100.0)

Attributable profit to the Group	636	414	222	53.6

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.14	30.06.13	Amount	%
Balance sheet
Customer loans **	191,749	204,204	(12,456)	(6.1)
Trading portfolio (w/o loans)	25,499	29,574	(4,076)	(13.8)
Available-for-sale financial assets	7,755	5,178	2,577	49.8
Due from credit institutions **	11,534	13,784	(2,250)	(16.3)
Intangible assets and property and equipment	1,881	2,039	(158)	(7.7)
Other assets	31,823	42,577	(10,754)	(25.3)

Total assets/liabilities & shareholders’ equity	270,241	297,358	(27,117)	(9.1)

Customer deposits **	155,035	168,007	(12,972)	(7.7)
Marketable debt securities **	52,751	57,381	(4,630)	(8.1)
Subordinated debt **	4,754	4,455	299	6.7
Insurance liabilities	—	—	—	—
Due to credit institutions **	21,897	24,179	(2,282)	(9.4)
Other liabilities	24,460	32,109	(7,649)	(23.8)
Shareholders’ equity ***	11,344	11,227	117	1.0

Other managed and marketed customer funds	7,923	9,161	(1,238)	(13.5)

Mutual funds	7,807	9,161	(1,354)	(14.8)
Pension funds	—	—	—	—
Managed portfolios	116	—	116	—

Managed and marketed customer funds	220,463	239,004	(18,541)	(7.8)

(**).-	Including all on-balance sheet balances for this item
(***).-	Not including profit of the year

United Kingdom

£ million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14
Income statement
Net interest income	683	688	749	809	819	844

Net fees	212	218	208	205	205	201
Gains (losses) on financial transactions	73	137	61	71	65	56
Other operating income *	5	6	5	15	12	3

Gross income	973	1,048	1,022	1,100	1,100	1,105

Operating expenses	(560)	(567)	(538)	(547)	(574)	(571)
General administrative expenses	(476)	(486)	(452)	(437)	(479)	(485)
Personnel	(301)	(300)	(279)	(309)	(314)	(315)
Other general administrative expenses	(175)	(186)	(173)	(128)	(165)	(170)
Depreciation and amortisation	(83)	(81)	(86)	(110)	(95)	(86)

Net operating income	413	481	484	553	526	533

Net loan-loss provisions	(137)	(103)	(132)	(121)	(99)	(71)
Other income	(35)	(87)	(22)	(55)	(38)	(51)

Profit before taxes	241	291	330	377	388	411

Tax on profit	(51)	(56)	(69)	(80)	(77)	(86)

Profit from continuing operations	191	235	261	296	311	325

Net profit from discontinued operations	—	(12)	(0)	4	—	—

Consolidated profit	191	224	261	301	311	325

Minority interests	0	(0)	0	(0)	—	—

Attributable profit to the Group	191	224	261	301	311	325

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14
Balance sheet
Customer loans **	204,994	204,204	198,260	192,623	193,746	191,749
Trading portfolio (w/o loans)	31,853	29,574	29,801	24,037	26,082	25,499
Available-for-sale financial assets	5,412	5,178	4,504	5,005	6,922	7,755
Due from credit institutions **	17,759	13,784	19,910	14,286	14,718	11,534
Intangible assets and property and equipment	2,068	2,039	2,012	2,082	2,078	1,881
Other assets	37,913	42,577	39,611	31,871	36,710	31,823

Total assets/liabilities & shareholders’ equity	300,000	297,358	294,098	269,904	280,257	270,241

Customer deposits **	164,366	168,007	164,913	156,291	161,436	155,035
Marketable debt securities **	58,875	57,381	56,087	53,434	54,964	52,751
Subordinated debt **	4,540	4,455	3,879	4,840	4,815	4,754
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions **	24,166	24,179	27,116	22,412	24,024	21,897
Other liabilities	36,865	32,109	31,119	22,389	23,325	24,460
Shareholders’ equity ***	11,188	11,227	10,984	10,539	11,692	11,344

Other managed and marketed customer funds	10,686	9,161	8,003	8,041	7,976	7,923

Mutual funds	10,686	9,161	8,003	8,041	7,859	7,807
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	116	116

Managed and marketed customer funds	238,467	239,004	232,882	222,606	229,191	220,463

(**).-	Including all on-balance sheet balances for this item
(***).-	Not including profit of the year

Latin America

EUR million

			Variation
	1H ’14	1H ’13	Amount	%
Income statement
Net interest income	6,842	7,919	(1,076)	(13.6)

Net fees	2,148	2,451	(303)	(12.4)
Gains (losses) on financial transactions	241	549	(308)	(56.1)
Other operating income *	39	30	9	29.3

Gross income	9,270	10,949	(1,679)	(15.3)

Operating expenses	(3,831)	(4,300)	469	(10.9)
General administrative expenses	(3,446)	(3,835)	388	(10.1)
Personnel	(1,924)	(2,158)	234	(10.9)
Other general administrative expenses	(1,522)	(1,676)	154	(9.2)
Depreciation and amortisation	(384)	(465)	80	(17.3)

Net operating income	5,440	6,649	(1,210)	(18.2)

Net loan-loss provisions	(2,520)	(3,539)	1,019	(28.8)
Other income	(340)	(206)	(134)	65.4

Profit before taxes	2,580	2,905	(325)	(11.2)

Tax on profit	(654)	(622)	(32)	5.2

Profit from continuing operations	1,926	2,283	(358)	(15.7)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,926	2,283	(358)	(15.7)

Minority interests	414	479	(65)	(13.6)

Attributable profit to the Group	1,512	1,804	(292)	(16.2)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.14	30.06.13	Amount	%
Balance sheet
Customer loans **	136,325	135,931	394	0.3
Trading portfolio (w/o loans)	33,960	30,457	3,503	11.5
Available-for-sale financial assets	25,052	21,541	3,510	16.3
Due from credit institutions **	22,442	23,601	(1,159)	(4.9)
Intangible assets and property and equipment	3,852	4,019	(167)	(4.2)
Other assets	44,619	44,133	486	1.1

Total assets/liabilities & shareholders’ equity	266,251	259,683	6,568	2.5

Customer deposits **	127,903	132,214	(4,311)	(3.3)
Marketable debt securities **	31,792	30,717	1,075	3.5
Subordinated debt **	6,760	4,190	2,571	61.4
Insurance liabilities	—	—	—	—
Due to credit institutions **	30,227	26,345	3,882	14.7
Other liabilities	48,071	43,021	5,050	11.7
Shareholders’ equity ***	21,497	23,196	(1,699)	(7.3)

Other managed and marketed customer funds	76,454	65,527	10,927	16.7

Mutual funds	65,315	56,411	8,903	15.8
Pension funds	—	—	—	—
Managed portfolios	11,140	9,116	2,023	22.2

Managed and marketed customer funds	242,910	232,647	10,262	4.4

(**).- Including all on-balance sheet balances for this item (***).- Not including profit of the year

Ratios (%) and other data
ROE	14.42	15.11	(0.70 p. )
Efficiency ratio (with amortisations)	41.3	39.3	2.1 p.
NPL ratio	5.03	5.23	(0.20 p. )
NPL coverage	86.3	86.1	0.2 p.
Number of employees	83,299	86,649	(3,350)	(3.9)
Number of branches	5,705	5,881	(176)	(3.0)

Latin America

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14
Income statement
Net interest income	3,991	3,927	3,503	3,491	3,346	3,496

Net fees	1,228	1,223	1,073	1,137	1,048	1,100
Gains (losses) on financial transactions	337	212	333	155	126	115
Other operating income *	8	22	14	6	(2)	42

Gross income	5,564	5,385	4,923	4,789	4,517	4,753

Operating expenses	(2,138)	(2,162)	(2,049)	(2,127)	(1,879)	(1,952)
General administrative expenses	(1,907)	(1,928)	(1,834)	(1,911)	(1,679)	(1,768)
Personnel	(1,080)	(1,078)	(1,012)	(1,037)	(933)	(991)
Other general administrative expenses	(827)	(850)	(822)	(874)	(746)	(777)
Depreciation and amortisation	(231)	(234)	(214)	(216)	(200)	(184)

Net operating income	3,426	3,223	2,874	2,662	2,638	2,802

Net loan-loss provisions	(1,795)	(1,743)	(1,515)	(1,382)	(1,239)	(1,281)
Other income	(62)	(144)	(144)	(194)	(161)	(179)

Profit before taxes	1,569	1,336	1,216	1,087	1,238	1,341

Tax on profit	(331)	(291)	(297)	(247)	(328)	(326)

Profit from continuing operations	1,238	1,045	919	840	910	1,015

Net profit from discontinued operations	—	—	—	0	—	—

Consolidated profit	1,238	1,045	919	840	910	1,015

Minority interests	270	210	198	184	199	215

Attributable profit to the Group	969	835	721	656	712	800

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14
Balance sheet
Customer loans **	144,798	135,931	131,809	128,684	129,743	136,325
Trading portfolio (w/o loans)	31,914	30,457	26,816	23,097	27,301	33,960
Available-for-sale financial assets	23,437	21,541	18,741	20,822	26,698	25,052
Due from credit institutions **	35,184	23,601	25,046	28,073	22,655	22,442
Intangible assets and property and equipment	4,454	4,019	3,912	3,895	3,848	3,852
Other assets	45,951	44,133	44,628	40,354	43,344	44,619

Total assets/liabilities & shareholders’ equity	285,738	259,683	250,952	244,925	253,589	266,251

Customer deposits **	138,957	132,214	128,319	122,176	126,239	127,903
Marketable debt securities **	31,978	30,717	28,455	28,987	27,848	31,792
Subordinated debt **	5,622	4,190	3,884	4,833	6,661	6,760
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions **	32,951	26,345	25,445	24,489	25,487	30,227
Other liabilities	50,405	43,021	43,308	44,999	45,949	48,071
Shareholders’ equity ***	25,824	23,196	21,541	19,442	21,405	21,497

Other managed and marketed customer funds	70,913	65,527	68,439	65,599	70,867	76,454

Mutual funds	61,256	56,411	59,129	55,835	60,256	65,315
Pension funds	0	—	(0)	0	—	—
Managed portfolios	9,657	9,116	9,310	9,764	10,611	11,140

Managed and marketed customer funds	247,469	232,647	229,096	221,595	231,615	242,910

(**).- Including all on-balance sheet balances for this item (***).- Not including profit of the year

Other information
NPL ratio	5.40	5.23	5.29	5.00	5.06	5.03
NPL coverage	87.4	86.1	83.6	85.4	86.1	86.3
Cost of credit	5.07	4.87	4.73	4.53	4.24	3.95

Latin America

Constant EUR million

			Variation
	1H ’14	1H ’13	Amount	%
Income statement
Net interest income	6,842	6,691	151	2.3

Net fees	2,148	2,056	92	4.5
Gains (losses) on financial transactions	241	463	(222)	(48.0)
Other operating income *	39	26	13	49.1

Gross income	9,270	9,237	34	0.4

Operating expenses	(3,831)	(3,619)	(212)	5.9
General administrative expenses	(3,446)	(3,227)	(220)	6.8
Personnel	(1,924)	(1,817)	(107)	5.9
Other general administrative expenses	(1,522)	(1,410)	(113)	8.0
Depreciation and amortisation	(384)	(392)	8	(2.0)

Net operating income	5,440	5,618	(178)	(3.2)

Net loan-loss provisions	(2,520)	(3,001)	481	(16.0)
Other income	(340)	(168)	(172)	102.6

Profit before taxes	2,580	2,449	131	5.3

Tax on profit	(654)	(513)	(141)	27.5

Profit from continuing operations	1,926	1,936	(10)	(0.5)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,926	1,936	(10)	(0.5)

Minority interests	414	413	1	0.3

Attributable profit to the Group	1,512	1,523	(11)	(0.7)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.14	30.06.13	Amount	%
Balance sheet
Customer loans **	136,325	126,270	10,055	8.0
Trading portfolio (w/o loans)	33,960	29,117	4,844	16.6
Available-for-sale financial assets	25,052	20,315	4,737	23.3
Due from credit institutions **	22,442	22,308	134	0.6
Intangible assets and property and equipment	3,852	3,755	97	2.6
Other assets	44,619	41,570	3,049	7.3

Total assets/liabilities & shareholders’ equity	266,251	243,335	22,916	9.4

Customer deposits **	127,903	122,933	4,970	4.0
Marketable debt securities **	31,792	29,058	2,734	9.4
Subordinated debt **	6,760	3,946	2,814	71.3
Insurance liabilities	—	—	—	—
Due to credit institutions **	30,227	24,862	5,365	21.6
Other liabilities	48,071	40,741	7,330	18.0
Shareholders’ equity ***	21,497	21,794	(297)	(1.4)

Other managed and marketed customer funds	76,454	62,399	14,056	22.5

Mutual funds	65,315	53,759	11,556	21.5
Pension funds	—	—	—	—
Managed portfolios	11,140	8,640	2,499	28.9

Managed and marketed customer funds	242,910	218,336	24,574	11.3

(**).-	Including all on-balance sheet balances for this item
(***).-	Not including profit of the year

Latin America

Constant EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14
Income statement
Net interest income	3,349	3,342	3,302	3,371	3,409	3,434

Net fees	1,026	1,030	999	1,087	1,064	1,083
Gains (losses) on financial transactions	283	180	299	147	125	116
Other operating income *	7	20	12	7	(2)	41

Gross income	4,664	4,573	4,612	4,612	4,596	4,674

Operating expenses	(1,789)	(1,830)	(1,909)	(2,033)	(1,909)	(1,921)
General administrative expenses	(1,595)	(1,631)	(1,708)	(1,827)	(1,706)	(1,741)
Personnel	(905)	(912)	(943)	(992)	(948)	(977)
Other general administrative expenses	(691)	(719)	(765)	(834)	(758)	(764)
Depreciation and amortisation	(193)	(199)	(200)	(207)	(204)	(181)

Net operating income	2,875	2,743	2,703	2,578	2,686	2,753

Net loan-loss provisions	(1,509)	(1,492)	(1,451)	(1,358)	(1,265)	(1,254)
Other income	(47)	(120)	(131)	(181)	(165)	(175)

Profit before taxes	1,318	1,131	1,121	1,040	1,256	1,323

Tax on profit	(271)	(242)	(268)	(232)	(333)	(321)

Profit from continuing operations	1,047	889	853	808	923	1,003

Net profit from discontinued operations	—	—	—	0	—	—

Consolidated profit	1,047	889	853	808	923	1,003

Minority interests	231	182	187	180	202	212

Attributable profit to the Group	816	707	666	628	721	791

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14
Balance sheet
Customer loans **	121,879	126,270	128,357	132,658	133,390	136,325
Trading portfolio (w/o loans)	28,028	29,117	26,875	24,108	28,020	33,960
Available-for-sale financial assets	19,795	20,315	18,557	21,930	27,628	25,052
Due from credit institutions **	30,484	22,308	24,857	29,339	23,233	22,442
Intangible assets and property and equipment	3,742	3,755	3,841	4,072	3,976	3,852
Other assets	38,889	41,570	44,157	42,150	44,755	44,619

Total assets/liabilities & shareholders’ equity	242,818	243,335	246,645	254,258	261,002	266,251

Customer deposits **	117,058	122,933	125,246	125,865	129,759	127,903
Marketable debt securities **	27,167	29,058	28,167	30,514	28,797	31,792
Subordinated debt **	4,754	3,946	3,827	5,041	6,885	6,760
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions **	28,208	24,862	25,169	25,517	26,238	30,227
Other liabilities	43,622	40,741	42,986	47,047	47,302	48,071
Shareholders’ equity ***	22,008	21,794	21,250	20,274	22,020	21,497

Other managed and marketed customer funds	61,181	62,399	68,367	69,211	73,135	76,454

Mutual funds	52,610	53,759	59,199	59,195	62,317	65,315
Pension funds	0	—	—	0	—	—
Managed portfolios	8,571	8,640	9,168	10,016	10,818	11,140

Managed and marketed customer funds	210,160	218,336	225,607	230,631	238,577	242,910

(**).-	Including all on-balance sheet balances for this item
(***).-	Not including profit of the year

Latin America. Results

EUR million

	Gross income			Net operating income			Attributable profit to the Group
	1H ’14	1H ’13	Var. (%)	1H ’14	1H ’13	Var. (%)	1H ’14	1H ’13	Var. (%)
Brazil	5,838	7,333	(20.4)	3,509	4,618	(24.0)	758	919	(17.5)
Mexico	1,488	1,565	(4.9)	870	962	(9.6)	307	441	(30.4)
Chile	1,084	1,110	(2.4)	672	633	6.2	255	201	27.1
Argentina	560	635	(11.7)	291	331	(11.9)	135	166	(18.4)
Uruguay	123	130	(5.0)	45	48	(6.8)	25	28	(10.3)
Peru	23	19	20.6	15	13	21.5	10	9	13.5
Rest	16	4	269.1	(30)	(37)	(17.9)	(25)	(23)	9.8

Subtotal	9,132	10,796	(15.4)	5,373	6,568	(18.2)	1,465	1,739	(15.8)

Santander Private Banking	138	152	(9.6)	66	81	(18.6)	47	65	(27.7)

Total	9,270	10,949	(15.3)	5,440	6,649	(18.2)	1,512	1,804	(16.2)

Latin America. Results

Constant EUR million

	Gross income			Net operating income			Attributable profit to the Group
	1H ’14	1H ’13	Var. (%)	1H ’14	1H ’13	Var. (%)	1H ’14	1H ’13	Var. (%)
Brazil	5,838	6,209	(6.0)	3,509	3,910	(10.2)	758	778	(2.5)
Mexico	1,488	1,434	3.8	870	882	(1.3)	307	404	(24.0)
Chile	1,084	920	17.8	672	525	28.1	255	166	53.3
Argentina	560	400	40.3	291	208	40.0	135	104	29.6
Uruguay	123	107	15.4	45	40	13.2	25	23	9.0
Peru	23	17	34.8	15	11	35.7	10	8	26.8
Rest	16	4	319.0	(30)	(35)	(15.0)	(25)	(22)	15.3

Subtotal	9,132	9,091	0.5	5,373	5,540	(3.0)	1,465	1,461	0.3

Santander Private Banking	138	146	(5.6)	66	78	(15.0)	47	62	(24.5)

Total	9,270	9,237	0.4	5,440	5,618	(3.2)	1,512	1,523	(0.7)

Brazil

EUR million

			Variation
	1H ’14	1H ’13	Amount	%
Income statement
Net interest income	4,494	5,513	(1,020)	(18.5)

Net fees	1,314	1,533	(220)	(14.3)
Gains (losses) on financial transactions	(20)	277	(297)	—
Other operating income *	50	9	41	447.2

Gross income	5,838	7,333	(1,495)	(20.4)

Operating expenses	(2,328)	(2,715)	387	(14.2)
General administrative expenses	(2,079)	(2,409)	330	(13.7)
Personnel	(1,140)	(1,321)	180	(13.7)
Other general administrative expenses	(939)	(1,089)	149	(13.7)
Depreciation and amortisation	(249)	(306)	57	(18.7)

Net operating income	3,509	4,618	(1,109)	(24.0)

Net loan-loss provisions	(1,837)	(2,844)	1,006	(35.4)
Other income	(308)	(210)	(98)	46.4

Profit before taxes	1,364	1,564	(200)	(12.8)

Tax on profit	(391)	(386)	(4)	1.2

Profit from continuing operations	974	1,178	(204)	(17.4)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	974	1,178	(204)	(17.4)

Minority interests	215	259	(44)	(16.9)

Attributable profit to the Group	758	919	(160)	(17.5)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.14	30.06.13	Amount	%
Balance sheet
Customer loans **	71,475	71,296	179	0.3
Trading portfolio (w/o loans)	16,954	12,276	4,678	38.1
Available-for-sale financial assets	18,352	14,848	3,504	23.6
Due from credit institutions **	10,129	11,171	(1,042)	(9.3)
Intangible assets and property and equipment	2,796	2,965	(169)	(5.7)
Other assets	31,608	32,258	(650)	(2.0)

Total assets/liabilities & shareholders’ equity	151,315	144,814	6,501	4.5

Customer deposits **	68,450	69,199	(749)	(1.1)
Marketable debt securities **	21,772	21,453	320	1.5
Subordinated debt **	4,821	3,130	1,691	54.0
Insurance liabilities	—	—	—	—
Due to credit institutions **	16,122	14,571	1,551	10.6
Other liabilities	27,974	23,075	4,899	21.2
Shareholders’ equity ***	12,176	13,386	(1,210)	(9.0)

Other managed and marketed customer funds	49,593	41,585	8,008	19.3

Mutual funds	46,394	38,469	7,925	20.6
Pension funds	—	—	—	—
Managed portfolios	3,199	3,116	83	2.7

Managed and marketed customer funds	144,636	135,368	9,269	6.8

(**).- Including all on-balance sheet balances for this item (***).- Not including profit of the year

Ratios (%) and other data
ROE	12.89	13.13	(0.24 p. )
Efficiency ratio (with amortisations)	39.9	37.0	2.9 p.
NPL ratio	5.78	6.49	(0.71 p. )
NPL coverage	94.8	91.3	3.5 p.
Number of employees	47,205	51,383	(4,178)	(8.1)
Number of branches	3,449	3,697	(248)	(6.7)

Brazil

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14
Income statement
Net interest income	2,801	2,712	2,266	2,287	2,199	2,295

Net fees	762	772	633	705	629	685
Gains (losses) on financial transactions	215	62	203	60	17	(37)
Other operating income *	3	6	12	19	7	44

Gross income	3,781	3,552	3,115	3,070	2,851	2,986

Operating expenses	(1,359)	(1,356)	(1,263)	(1,346)	(1,133)	(1,196)
General administrative expenses	(1,207)	(1,202)	(1,127)	(1,207)	(1,006)	(1,074)
Personnel	(674)	(647)	(597)	(645)	(550)	(591)
Other general administrative expenses	(534)	(555)	(530)	(561)	(456)	(483)
Depreciation and amortisation	(152)	(154)	(136)	(139)	(127)	(122)

Net operating income	2,422	2,196	1,852	1,724	1,719	1,791

Net loan-loss provisions	(1,471)	(1,372)	(1,065)	(985)	(905)	(933)
Other income	(78)	(133)	(126)	(162)	(143)	(166)

Profit before taxes	873	691	661	577	671	693

Tax on profit	(221)	(165)	(192)	(185)	(202)	(188)

Profit from continuing operations	652	525	469	392	469	504

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	652	525	469	392	469	504

Minority interests	154	105	111	91	106	110

Attributable profit to the Group	499	420	358	301	364	395

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14
Balance sheet
Customer loans **	77,918	71,296	69,395	66,446	68,518	71,475
Trading portfolio (w/o loans)	11,824	12,276	11,663	10,321	11,314	16,954
Available-for-sale financial assets	16,766	14,848	12,273	14,175	19,790	18,352
Due from credit institutions **	15,402	11,171	11,681	14,734	9,048	10,129
Intangible assets and property and equipment	3,330	2,965	2,863	2,793	2,797	2,796
Other assets	33,640	32,258	31,265	25,456	29,629	31,608

Total assets/liabilities & shareholders’ equity	158,880	144,814	139,140	133,925	141,097	151,315

Customer deposits **	75,162	69,199	65,801	61,490	65,934	68,450
Marketable debt securities **	21,850	21,453	20,000	20,002	19,898	21,772
Subordinated debt **	4,438	3,130	2,858	2,734	4,585	4,821
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions **	18,084	14,571	14,601	12,929	13,824	16,122
Other liabilities	24,354	23,075	23,286	25,229	25,066	27,974
Shareholders’ equity ***	14,992	13,386	12,595	11,542	11,789	12,176

Other managed and marketed customer funds	45,783	41,585	45,571	42,640	45,749	49,593

Mutual funds	42,227	38,469	42,445	39,675	42,602	46,394
Pension funds	0	—	—	—	—	—
Managed portfolios	3,556	3,116	3,126	2,965	3,147	3,199

Managed and marketed customer funds	147,233	135,368	134,230	126,866	136,165	144,636

(**).- Including all on-balance sheet balances for this item (***).- Not including profit of the year

Other information
NPL ratio	6.90	6.49	6.12	5.64	5.74	5.78
NPL coverage	90.4	91.3	92.0	95.1	95.2	94.8
Cost of credit	7.46	7.07	6.72	6.34	5.82	5.38

Spread (Retail Banking)	13.81	13.26	12.77	12.77	12.66	12.52

Loan spreads	13.09	12.51	11.93	11.82	11.76	11.60
Deposit spreads	0.72	0.75	0.84	0.95	0.90	0.92

Brazil

Constant EUR million

			Variation
	1H ’14	1H ’13	Amount	%
Income statement
Net interest income	4,494	4,668	(174)	(3.7)

Net fees	1,314	1,298	15	1.2
Gains (losses) on financial transactions	(20)	235	(255)	—
Other operating income *	50	8	43	546.3

Gross income	5,838	6,209	(371)	(6.0)

Operating expenses	(2,328)	(2,299)	(29)	1.3
General administrative expenses	(2,079)	(2,040)	(40)	1.9
Personnel	(1,140)	(1,118)	(22)	2.0
Other general administrative expenses	(939)	(922)	(17)	1.9
Depreciation and amortisation	(249)	(259)	10	(3.9)

Net operating income	3,509	3,910	(401)	(10.2)

Net loan-loss provisions	(1,837)	(2,408)	570	(23.7)
Other income	(308)	(178)	(130)	72.9

Profit before taxes	1,364	1,324	40	3.0

Tax on profit	(391)	(327)	(64)	19.5

Profit from continuing operations	974	997	(24)	(2.4)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	974	997	(24)	(2.4)

Minority interests	215	220	(4)	(1.9)

Attributable profit to the Group	758	778	(20)	(2.5)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.14	30.06.13	Amount	%
Balance sheet
Customer loans **	71,475	68,675	2,800	4.1
Trading portfolio (w/o loans)	16,954	11,825	5,130	43.4
Available-for-sale financial assets	18,352	14,303	4,050	28.3
Due from credit institutions **	10,129	10,760	(631)	(5.9)
Intangible assets and property and equipment	2,796	2,856	(60)	(2.1)
Other assets	31,608	31,072	536	1.7

Total assets/liabilities & shareholders’ equity	151,315	139,490	11,825	8.5

Customer deposits **	68,450	66,655	1,795	2.7
Marketable debt securities **	21,772	20,664	1,108	5.4
Subordinated debt **	4,821	3,015	1,806	59.9
Insurance liabilities	—	—	—	—
Due to credit institutions **	16,122	14,035	2,087	14.9
Other liabilities	27,974	22,227	5,747	25.9
Shareholders’ equity ***	12,176	12,894	(718)	(5.6)

Other managed and marketed customer funds	49,593	40,056	9,536	23.8

Mutual funds	46,394	37,055	9,339	25.2
Pension funds	—	—	—	—
Managed portfolios	3,199	3,002	197	6.6

Managed and marketed customer funds	144,636	130,391	14,245	10.9

(**).-	Including all on-balance sheet balances for this item
(***).-	Not including profit of the year

Brazil

Constant EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14
Income statement
Net interest income	2,346	2,322	2,203	2,253	2,264	2,230

Net fees	638	660	615	689	648	666
Gains (losses) on financial transactions	180	54	190	65	17	(37)
Other operating income *	3	5	11	18	7	44

Gross income	3,167	3,041	3,018	3,026	2,935	2,902

Operating expenses	(1,138)	(1,160)	(1,214)	(1,312)	(1,166)	(1,162)
General administrative expenses	(1,011)	(1,029)	(1,083)	(1,176)	(1,035)	(1,044)
Personnel	(564)	(554)	(575)	(630)	(566)	(575)
Other general administrative expenses	(447)	(475)	(508)	(546)	(470)	(469)
Depreciation and amortisation	(127)	(132)	(131)	(137)	(131)	(118)

Net operating income	2,029	1,881	1,804	1,713	1,769	1,740

Net loan-loss provisions	(1,232)	(1,175)	(1,044)	(984)	(931)	(906)
Other income	(65)	(113)	(119)	(155)	(147)	(161)

Profit before taxes	731	593	641	574	691	673

Tax on profit	(185)	(142)	(184)	(181)	(208)	(182)

Profit from continuing operations	546	451	457	393	483	491

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	546	451	457	393	483	491

Minority interests	129	91	107	91	109	107

Attributable profit to the Group	418	360	350	302	374	384

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14
Balance sheet
Customer loans **	66,753	68,675	70,329	72,147	71,428	71,475
Trading portfolio (w/o loans)	10,130	11,825	11,820	11,206	11,795	16,954
Available-for-sale financial assets	14,364	14,303	12,439	15,391	20,631	18,352
Due from credit institutions **	13,195	10,760	11,838	15,998	9,432	10,129
Intangible assets and property and equipment	2,853	2,856	2,902	3,032	2,916	2,796
Other assets	28,819	31,072	31,686	27,640	30,887	31,608

Total assets/liabilities & shareholders’ equity	136,114	139,490	141,014	145,415	147,089	151,315

Customer deposits **	64,392	66,655	66,687	66,766	68,734	68,450
Marketable debt securities **	18,719	20,664	20,269	21,718	20,743	21,772
Subordinated debt **	3,802	3,015	2,897	2,969	4,779	4,821
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions **	15,493	14,035	14,798	14,038	14,411	16,122
Other liabilities	20,864	22,227	23,599	27,393	26,131	27,974
Shareholders’ equity ***	12,844	12,894	12,765	12,532	12,290	12,176

Other managed and marketed customer funds	39,223	40,056	46,185	46,298	47,691	49,593

Mutual funds	36,176	37,055	43,017	43,079	44,411	46,394
Pension funds	0	—	—	—	—	—
Managed portfolios	3,047	3,002	3,168	3,220	3,281	3,199

Managed and marketed customer funds	126,136	130,391	136,038	137,750	141,948	144,636

(**).-	Including all on-balance sheet balances for this item
(***).-	Not including profit of the year

Mexico

EUR million

			Variation
	1H ’14	1H ’13	Amount	%
Income statement
Net interest income	1,038	1,057	(19)	(1.8)

Net fees	381	398	(17)	(4.3)
Gains (losses) on financial transactions	89	113	(24)	(21.3)
Other operating income *	(19)	(3)	(17)	627.7

Gross income	1,488	1,565	(77)	(4.9)

Operating expenses	(619)	(603)	(15)	2.6
General administrative expenses	(554)	(540)	(14)	2.7
Personnel	(290)	(297)	8	(2.6)
Other general administrative expenses	(265)	(242)	(22)	9.2
Depreciation and amortisation	(64)	(63)	(1)	1.5

Net operating income	870	962	(92)	(9.6)

Net loan-loss provisions	(369)	(326)	(44)	13.4
Other income	(3)	24	(28)	—

Profit before taxes	497	660	(163)	(24.7)

Tax on profit	(105)	(83)	(22)	26.7

Profit from continuing operations	392	578	(185)	(32.1)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	392	578	(185)	(32.1)

Minority interests	86	137	(51)	(37.6)

Attributable profit to the Group	307	441	(134)	(30.4)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.14	30.06.13	Amount	%
Balance sheet
Customer loans **	24,516	22,440	2,076	9.3
Trading portfolio (w/o loans)	11,603	12,644	(1,041)	(8.2)
Available-for-sale financial assets	3,944	3,192	752	23.6
Due from credit institutions **	6,975	5,857	1,118	19.1
Intangible assets and property and equipment	397	380	16	4.3
Other assets	5,494	4,774	720	15.1

Total assets/liabilities & shareholders’ equity	52,928	49,287	3,641	7.4

Customer deposits **	24,803	26,497	(1,694)	(6.4)
Marketable debt securities **	3,818	3,214	605	18.8
Subordinated debt **	971	—	971	—
Insurance liabilities	—	—	—	—
Due to credit institutions **	7,840	4,828	3,013	62.4
Other liabilities	11,684	10,676	1,007	9.4
Shareholders’ equity ***	3,812	4,072	(260)	(6.4)

Other managed and marketed customer funds	11,724	10,789	935	8.7

Mutual funds	11,724	10,789	935	8.7
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—

Managed and marketed customer funds	41,316	40,500	816	2.0

(**).-	Including all on-balance sheet balances for this item
(***).-	Not including profit of the year

Ratios (%) and other data
ROE	16.90	21.52	(4.62 p.	)
Efficiency ratio (with amortisations)	41.6	38.5	3.0 p.
NPL ratio	3.52	2.20	1.32 p.
NPL coverage	96.6	142.7	(46.1 p.	)
Number of employees	14,859	14,264	595		4.2
Number of branches	1,293	1,215	78		6.4

Mexico

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14
Income statement
Net interest income	516	541	533	531	509	529

Net fees	208	189	197	188	190	191
Gains (losses) on financial transactions	54	59	31	(3)	27	62
Other operating income *	(8)	5	(10)	(11)	(12)	(7)

Gross income	770	795	751	705	713	775

Operating expenses	(299)	(304)	(307)	(315)	(307)	(312)
General administrative expenses	(268)	(272)	(277)	(288)	(273)	(281)
Personnel	(147)	(151)	(155)	(141)	(142)	(148)
Other general administrative expenses	(122)	(121)	(122)	(148)	(131)	(133)
Depreciation and amortisation	(30)	(33)	(30)	(27)	(33)	(31)

Net operating income	472	490	444	390	407	463

Net loan-loss provisions	(142)	(184)	(257)	(218)	(179)	(191)
Other income	26	(2)	(3)	(4)	(2)	(2)

Profit before taxes	355	305	184	168	226	271

Tax on profit	(40)	(42)	(22)	25	(48)	(56)

Profit from continuing operations	315	263	162	193	178	214

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	315	263	162	193	178	214

Minority interests	74	63	39	44	40	46

Attributable profit to the Group	241	199	123	149	138	169

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14
Balance sheet
Customer loans **	23,279	22,440	21,007	22,269	22,381	24,516
Trading portfolio (w/o loans)	14,661	12,644	10,306	8,685	11,293	11,603
Available-for-sale financial assets	2,386	3,192	3,116	3,387	3,475	3,944
Due from credit institutions **	12,927	5,857	7,518	7,975	8,347	6,975
Intangible assets and property and equipment	400	380	377	402	395	397
Other assets	5,131	4,774	4,931	5,681	5,637	5,494

Total assets/liabilities & shareholders’ equity	58,785	49,287	47,254	48,398	51,529	52,928

Customer deposits **	26,014	26,497	25,783	24,663	25,592	24,803
Marketable debt securities **	3,642	3,214	2,456	2,896	2,496	3,818
Subordinated debt **	—	—	—	931	946	971
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions **	8,085	4,828	4,472	5,494	5,922	7,840
Other liabilities	16,580	10,676	11,028	11,601	12,808	11,684
Shareholders’ equity ***	4,463	4,072	3,515	2,814	3,765	3,812

Other managed and marketed customer funds	11,300	10,789	10,293	10,349	11,016	11,724

Mutual funds	11,300	10,789	10,293	10,349	11,016	11,724
Pension funds	—	—	—	0	—	—
Managed portfolios	—	—	—	—	—	—

Managed and marketed customer funds	40,957	40,500	38,532	38,838	40,049	41,316

(**).- Including all on-balance sheet balances for this item (***).- Not including profit of the year

Other information
NPL ratio	1.92	2.20	3.58	3.66	3.62	3.52
NPL coverage	157.1	142.7	99.0	97.5	98.6	96.6
Cost of credit	2.46	2.73	3.27	3.47	3.59	3.58

Spread (Retail Banking)	10.32	10.05	9.90	9.74	9.69	9.29

Loan spreads	8.46	8.41	8.34	8.23	8.17	7.83
Deposit spreads	1.86	1.64	1.56	1.51	1.52	1.46

Mexico

Constant EUR million

			Variation
	1H ’14	1H ’13	Amount	%
Income statement
Net interest income	1,038	969	70	7.2

Net fees	381	365	16	4.4
Gains (losses) on financial transactions	89	103	(15)	(14.1)
Other operating income *	(19)	(2)	(17)	694.1

Gross income	1,488	1,434	54	3.8

Operating expenses	(619)	(553)	(66)	11.9
General administrative expenses	(554)	(495)	(60)	12.0
Personnel	(290)	(273)	(17)	6.2
Other general administrative expenses	(265)	(222)	(43)	19.2
Depreciation and amortisation	(64)	(58)	(6)	10.8

Net operating income	870	882	(12)	(1.3)

Net loan-loss provisions	(369)	(299)	(71)	23.7
Other income	(3)	22	(26)	—

Profit before taxes	497	605	(108)	(17.9)

Tax on profit	(105)	(76)	(29)	38.2

Profit from continuing operations	392	529	(137)	(25.9)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	392	529	(137)	(25.9)

Minority interests	86	126	(40)	(31.9)

Attributable profit to the Group	307	404	(97)	(24.0)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.14	30.06.13	Amount	%
Balance sheet
Customer loans **	24,516	21,590	2,926	13.6
Trading portfolio (w/o loans)	11,603	12,165	(562)	(4.6)
Available-for-sale financial assets	3,944	3,071	873	28.4
Due from credit institutions **	6,975	5,635	1,340	23.8
Intangible assets and property and equipment	397	366	31	8.4
Other assets	5,494	4,593	901	19.6

Total assets/liabilities & shareholders’ equity	52,928	47,420	5,509	11.6

Customer deposits **	24,803	25,493	(690)	(2.7)
Marketable debt securities **	3,818	3,092	726	23.5
Subordinated debt **	971	—	971	—
Insurance liabilities	—	—	—	—
Due to credit institutions **	7,840	4,645	3,195	68.8
Other liabilities	11,684	10,272	1,412	13.7
Shareholders’ equity ***	3,812	3,917	(106)	(2.7)

Other managed and marketed customer funds	11,724	10,380	1,344	12.9

Mutual funds	11,724	10,380	1,344	12.9
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—

Managed and marketed customer funds	41,316	38,965	2,351	6.0

(**).-	Including all on-balance sheet balances for this item
(***).-	Not including profit of the year

Mexico

Constant EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14
Income statement
Net interest income	480	489	507	522	514	525

Net fees	194	171	187	185	191	189
Gains (losses) on financial transactions	50	54	30	(1)	27	62
Other operating income *	(7)	5	(9)	(10)	(12)	(7)

Gross income	716	719	715	697	719	769

Operating expenses	(277)	(275)	(292)	(309)	(309)	(309)
General administrative expenses	(249)	(246)	(264)	(283)	(276)	(279)
Personnel	(136)	(136)	(147)	(139)	(143)	(146)
Other general administrative expenses	(113)	(109)	(116)	(144)	(133)	(132)
Depreciation and amortisation	(28)	(30)	(28)	(26)	(33)	(31)

Net operating income	438	443	423	387	410	460

Net loan-loss provisions	(132)	(167)	(242)	(214)	(180)	(189)
Other income	24	(2)	(3)	(3)	(2)	(2)

Profit before taxes	330	275	178	170	228	269

Tax on profit	(38)	(38)	(21)	22	(49)	(56)

Profit from continuing operations	293	237	157	193	180	213

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	293	237	157	193	180	213

Minority interests	68	57	37	44	40	45

Attributable profit to the Group	224	180	119	148	139	168

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14
Balance sheet
Customer loans **	20,784	21,590	21,165	22,723	22,763	24,516
Trading portfolio (w/o loans)	13,090	12,165	10,384	8,862	11,486	11,603
Available-for-sale financial assets	2,131	3,071	3,139	3,455	3,535	3,944
Due from credit institutions **	11,542	5,635	7,575	8,137	8,490	6,975
Intangible assets and property and equipment	357	366	380	410	402	397
Other assets	4,582	4,593	4,968	5,796	5,733	5,494

Total assets/liabilities & shareholders’ equity	52,486	47,420	47,611	49,384	52,408	52,928

Customer deposits **	23,227	25,493	25,978	25,165	26,028	24,803
Marketable debt securities **	3,252	3,092	2,475	2,955	2,538	3,818
Subordinated debt **	—	—	—	950	962	971
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions **	7,219	4,645	4,506	5,605	6,023	7,840
Other liabilities	14,803	10,272	11,111	11,837	13,027	11,684
Shareholders’ equity ***	3,985	3,917	3,541	2,872	3,829	3,812

Other managed and marketed customer funds	10,089	10,380	10,371	10,560	11,204	11,724

Mutual funds	10,089	10,380	10,371	10,560	11,204	11,724
Pension funds	—	—	—	0	—	—
Managed portfolios	—	—	—	—	—	—

Managed and marketed customer funds	36,568	38,965	38,823	39,629	40,733	41,316

(**).-	Including all on-balance sheet balances for this item
(***).-	Not including profit of the year

Chile

EUR million

			Variation
	1H ’14	1H ’13	Amount	%
Income statement
Net interest income	856	816	40	4.9

Net fees	160	198	(38)	(19.3)
Gains (losses) on financial transactions	59	84	(25)	(30.1)
Other operating income *	10	13	(3)	(24.4)

Gross income	1,084	1,110	(27)	(2.4)

Operating expenses	(411)	(477)	66	(13.8)
General administrative expenses	(377)	(421)	45	(10.6)
Personnel	(231)	(260)	29	(11.3)
Other general administrative expenses	(146)	(161)	15	(9.4)
Depreciation and amortisation	(34)	(56)	21	(38.2)

Net operating income	672	633	39	6.2

Net loan-loss provisions	(234)	(302)	68	(22.5)
Other income	(9)	2	(12)	—

Profit before taxes	429	333	96	28.8

Tax on profit	(62)	(45)	(16)	35.5

Profit from continuing operations	367	288	80	27.7

Net profit from discontinued operations	—	—	—	—

Consolidated profit	367	288	80	27.7

Minority interests	113	87	25	29.1

Attributable profit to the Group	255	201	54	27.1

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.14	30.06.13	Amount	%
Balance sheet
Customer loans **	28,701	30,085	(1,383)	(4.6)
Trading portfolio (w/o loans)	2,106	1,470	636	43.2
Available-for-sale financial assets	1,796	2,368	(571)	(24.1)
Due from credit institutions **	2,851	3,122	(271)	(8.7)
Intangible assets and property and equipment	281	341	(59)	(17.4)
Other assets	2,091	2,661	(570)	(21.4)

Total assets/liabilities & shareholders’ equity	37,826	40,046	(2,220)	(5.5)

Customer deposits **	19,929	21,961	(2,032)	(9.3)
Marketable debt securities **	6,146	6,026	119	2.0
Subordinated debt **	948	1,039	(91)	(8.8)
Insurance liabilities	—	—	—	—
Due to credit institutions **	4,643	4,691	(48)	(1.0)
Other liabilities	3,941	4,015	(73)	(1.8)
Shareholders’ equity ***	2,219	2,313	(94)	(4.1)

Other managed and marketed customer funds	6,346	5,686	660	11.6

Mutual funds	4,850	4,349	500	11.5
Pension funds	—	—	—	—
Managed portfolios	1,496	1,337	159	11.9

Managed and marketed customer funds	33,368	34,712	(1,344)	(3.9)

(**).-	Including all on-balance sheet balances for this item
(***).-	Not including profit of the year

Ratios (%) and other data
ROE	22.07	15.98	6.09 p.
Efficiency ratio (with amortisations)	37.9	43.0	(5.0 p. )
NPL ratio	5.94	5.81	0.13 p.
NPL coverage	51.7	49.9	1.8 p.
Number of employees	11,971	12,132	(161)	(1.3)
Number of branches	481	501	(20)	(4.0)

Chile

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14
Income statement
Net interest income	410	406	446	434	408	447

Net fees	102	96	87	87	81	78
Gains (losses) on financial transactions	31	53	38	45	39	20
Other operating income *	7	5	2	(0)	5	5

Gross income	550	560	573	566	533	551

Operating expenses	(232)	(245)	(231)	(218)	(201)	(210)
General administrative expenses	(203)	(219)	(203)	(194)	(180)	(197)
Personnel	(124)	(136)	(126)	(121)	(108)	(123)
Other general administrative expenses	(78)	(83)	(78)	(73)	(72)	(74)
Depreciation and amortisation	(29)	(27)	(27)	(24)	(21)	(13)

Net operating income	319	314	342	348	332	341

Net loan-loss provisions	(155)	(147)	(153)	(142)	(116)	(118)
Other income	(1)	3	6	(4)	(7)	(3)

Profit before taxes	163	170	194	203	209	220

Tax on profit	(15)	(30)	(28)	(34)	(33)	(29)

Profit from continuing operations	148	140	166	169	176	192

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	148	140	166	169	176	192

Minority interests	44	43	50	50	53	59

Attributable profit to the Group	103	97	116	119	123	132

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14
Balance sheet
Customer loans **	31,615	30,085	29,697	28,783	27,993	28,701
Trading portfolio (w/o loans)	1,549	1,470	1,086	1,388	1,764	2,106
Available-for-sale financial assets	3,133	2,368	2,485	2,385	2,454	1,796
Due from credit institutions **	3,720	3,122	2,888	2,599	2,922	2,851
Intangible assets and property and equipment	376	341	324	327	313	281
Other assets	2,764	2,661	3,274	3,072	2,562	2,091

Total assets/liabilities & shareholders’ equity	43,156	40,046	39,753	38,553	38,009	37,826

Customer deposits **	23,224	21,961	22,076	20,988	20,436	19,929
Marketable debt securities **	6,461	6,026	5,949	6,022	5,399	6,146
Subordinated debt **	1,164	1,039	1,005	1,147	1,110	948
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions **	5,284	4,691	4,615	4,253	4,548	4,643
Other liabilities	4,174	4,015	3,894	4,021	4,041	3,941
Shareholders’ equity ***	2,849	2,313	2,213	2,122	2,476	2,219

Other managed and marketed customer funds	6,286	5,686	5,670	5,469	5,864	6,346

Mutual funds	4,844	4,349	4,290	4,067	4,427	4,850
Pension funds	—	—	—	—	—	—
Managed portfolios	1,442	1,337	1,380	1,402	1,437	1,496

Managed and marketed customer funds	37,135	34,712	34,700	33,626	32,808	33,368

(**).- Including all on-balance sheet balances for this item (***).- Not including profit of the year

Other information
NPL ratio	5.51	5.81	6.00	5.91	5.99	5.94
NPL coverage	53.9	49.9	49.7	51.1	50.7	51.7
Cost of credit	1.95	2.00	1.96	1.92	1.82	1.76

Spread (Retail Banking)	6.70	6.74	6.43	6.29	6.33	6.37

Loan spreads	4.31	4.27	4.01	3.98	3.98	4.00
Deposit spreads	2.39	2.47	2.42	2.31	2.35	2.37

Chile

Constant EUR million

			Variation
	1H ’14	1H ’13	Amount	%
Income statement
Net interest income	856	676	180	26.6

Net fees	160	164	(4)	(2.6)
Gains (losses) on financial transactions	59	70	(11)	(15.7)
Other operating income *	10	11	(1)	(8.8)

Gross income	1,084	920	163	17.8

Operating expenses	(411)	(395)	(16)	4.0
General administrative expenses	(377)	(349)	(27)	7.9
Personnel	(231)	(216)	(15)	7.0
Other general administrative expenses	(146)	(133)	(12)	9.2
Depreciation and amortisation	(34)	(46)	12	(25.4)

Net operating income	672	525	148	28.1

Net loan-loss provisions	(234)	(250)	16	(6.6)
Other income	(9)	2	(11)	—

Profit before taxes	429	276	153	55.3

Tax on profit	(62)	(38)	(24)	63.4

Profit from continuing operations	367	238	129	54.1

Net profit from discontinued operations	—	—	—	—

Consolidated profit	367	238	129	54.1

Minority interests	113	72	40	55.7

Attributable profit to the Group	255	166	89	53.3

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.14	30.06.13	Amount	%
Balance sheet
Customer loans **	28,701	26,393	2,309	8.7
Trading portfolio (w/o loans)	2,106	1,289	816	63.3
Available-for-sale financial assets	1,796	2,077	(281)	(13.5)
Due from credit institutions **	2,851	2,739	112	4.1
Intangible assets and property and equipment	281	299	(17)	(5.8)
Other assets	2,091	2,334	(244)	(10.4)

Total assets/liabilities & shareholders’ equity	37,826	35,131	2,695	7.7

Customer deposits **	19,929	19,266	663	3.4
Marketable debt securities **	6,146	5,287	859	16.2
Subordinated debt **	948	912	36	4.0
Insurance liabilities	—	—	—	—
Due to credit institutions **	4,643	4,116	527	12.8
Other liabilities	3,941	3,522	420	11.9
Shareholders’ equity ***	2,219	2,029	190	9.4

Other managed and marketed customer funds	6,346	4,988	1,358	27.2

Mutual funds	4,850	3,816	1,034	27.1
Pension funds	—	—	—	—
Managed portfolios	1,496	1,173	323	27.6

Managed and marketed customer funds	33,368	30,453	2,916	9.6

(**).-	Including all on-balance sheet balances for this item
(***).-	Not including profit of the year

Chile

Constant EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14
Income statement
Net interest income	337	339	394	400	407	449

Net fees	84	80	77	81	81	79
Gains (losses) on financial transactions	26	44	34	42	39	20
Other operating income *	6	5	2	(0)	5	5

Gross income	453	467	506	522	531	552

Operating expenses	(191)	(205)	(205)	(202)	(200)	(211)
General administrative expenses	(167)	(183)	(180)	(180)	(179)	(197)
Personnel	(102)	(114)	(112)	(112)	(108)	(123)
Other general administrative expenses	(65)	(69)	(69)	(68)	(72)	(74)
Depreciation and amortisation	(24)	(22)	(24)	(23)	(21)	(13)

Net operating income	262	262	302	320	331	342

Net loan-loss provisions	(127)	(123)	(136)	(131)	(116)	(118)
Other income	(1)	3	5	(3)	(7)	(3)

Profit before taxes	134	142	170	186	208	221

Tax on profit	(13)	(25)	(24)	(31)	(33)	(29)

Profit from continuing operations	122	117	146	155	175	192

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	122	117	146	155	175	192

Minority interests	36	36	44	46	53	60

Attributable profit to the Group	85	81	102	109	122	132

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14
Balance sheet
Customer loans **	25,354	26,393	26,894	27,658	28,316	28,701
Trading portfolio (w/o loans)	1,242	1,289	983	1,334	1,785	2,106
Available-for-sale financial assets	2,512	2,077	2,250	2,292	2,482	1,796
Due from credit institutions **	2,983	2,739	2,615	2,497	2,956	2,851
Intangible assets and property and equipment	301	299	293	314	316	281
Other assets	2,216	2,334	2,965	2,952	2,592	2,091

Total assets/liabilities & shareholders’ equity	34,609	35,131	36,001	37,046	38,447	37,826

Customer deposits **	18,624	19,266	19,992	20,167	20,671	19,929
Marketable debt securities **	5,181	5,287	5,388	5,786	5,461	6,146
Subordinated debt **	933	912	911	1,103	1,123	948
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions **	4,237	4,116	4,180	4,087	4,600	4,643
Other liabilities	3,347	3,522	3,527	3,864	4,087	3,941
Shareholders’ equity ***	2,285	2,029	2,005	2,039	2,504	2,219

Other managed and marketed customer funds	5,041	4,988	5,135	5,255	5,931	6,346

Mutual funds	3,884	3,816	3,885	3,908	4,478	4,850
Pension funds	—	—	—	—	—	—
Managed portfolios	1,157	1,173	1,250	1,347	1,453	1,496

Managed and marketed customer funds	29,780	30,453	31,425	32,311	33,186	33,368

(**).-	Including all on-balance sheet balances for this item
(***).-	Not including profit of the year

USA

EUR million

			Variation
	1H ’14	1H ’13	Amount		%
Income statement
Net interest income	2,237	2,035	202		9.9

Net fees	336	286	51		17.8
Gains (losses) on financial transactions	44	67	(23)		(34.5)
Other operating income *	49	(17)	66		—

Gross income	2,666	2,370	296		12.5

Operating expenses	(949)	(908)	(42)		4.6
General administrative expenses	(844)	(824)	(21)		2.5
Personnel	(481)	(480)	(1)		0.3
Other general administrative expenses	(363)	(344)	(19)		5.5
Depreciation and amortisation	(105)	(84)	(21)		25.1

Net operating income	1,716	1,462	254		17.4

Net loan-loss provisions	(1,046)	(609)	(437)		71.7
Other income	(5)	(29)	24		(81.2)

Profit before taxes	665	824	(159)		(19.3)

Tax on profit	(199)	(243)	44		(18.1)

Profit from continuing operations	466	581	(115)		(19.8)

Net profit from discontinued operations	—	—	—		—

Consolidated profit	466	581	(115)		(19.8)

Minority interests	109	105	4		4.1

Attributable profit to the Group	356	476	(119)		(25.1)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.14	30.06.13	Amount		%
Balance sheet
Customer loans **	60,006	58,708	1,297		2.2
Trading portfolio (w/o loans)	248	249	(1)		(0.5)
Available-for-sale financial assets	8,228	11,399	(3,171)		(27.8)
Due from credit institutions **	2,228	1,679	550		32.7
Intangible assets and property and equipment	4,594	977	3,617		370.1
Other assets	6,559	6,367	192		3.0

Total assets/liabilities & shareholders’ equity	81,864	79,380	2,484		3.1

Customer deposits **	39,878	41,639	(1,762)		(4.2)
Marketable debt securities **	14,373	10,811	3,562		32.9
Subordinated debt **	680	1,970	(1,291)		(65.5)
Insurance liabilities	—	—	—		—
Due to credit institutions **	12,580	13,384	(804)		(6.0)
Other liabilities	5,067	3,366	1,701		50.5
Shareholders’ equity ***	9,287	8,209	1,078		13.1

Other managed and marketed customer funds	5,731	6,271	(539)		(8.6)

Mutual funds	844	1,429	(584)		(40.9)
Pension funds	—	—	—		—
Managed portfolios	4,887	4,842	45		0.9

Managed and marketed customer funds	60,661	60,691	(30)		(0.0)

(**).- Including all on-balance sheet balances for this item (***).- Not including profit of the year

Ratios (%) and other data
ROE	8.11	11.71	(3.60	p.)
Efficiency ratio (with amortisations)	35.6	38.3	(2.7	p.)
NPL ratio	2.93	2.96	(0.03	p.)
NPL coverage	165.0	156.5	8.5	p.
Number of employees	15,594	14,642	952		6.5
Number of branches	811	835	(24)		(2.9)

USA

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14
Income statement
Net interest income	988	1,047	1,078	1,059	1,098	1,139

Net fees	139	146	154	160	164	173
Gains (losses) on financial transactions	50	17	(10)	39	28	15
Other operating income *	(12)	(5)	3	8	16	32

Gross income	1,165	1,205	1,225	1,267	1,306	1,359

Operating expenses	(444)	(464)	(481)	(498)	(476)	(473)
General administrative expenses	(404)	(420)	(432)	(450)	(417)	(428)
Personnel	(234)	(246)	(244)	(235)	(235)	(247)
Other general administrative expenses	(170)	(174)	(188)	(215)	(182)	(181)
Depreciation and amortisation	(40)	(43)	(49)	(48)	(60)	(45)

Net operating income	721	741	744	769	830	886

Net loan-loss provisions	(256)	(353)	(424)	(487)	(547)	(499)
Other income	(10)	(19)	(29)	(27)	(2)	(3)

Profit before taxes	455	369	291	255	281	384

Tax on profit	(142)	(102)	(74)	(78)	(79)	(120)

Profit from continuing operations	313	268	217	177	202	264

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	313	268	217	177	202	264

Minority interests	61	44	41	27	44	65

Attributable profit to the Group	252	224	175	150	158	199

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14
Balance sheet
Customer loans **	59,339	58,708	58,214	57,374	59,088	60,006
Trading portfolio (w/o loans)	358	249	210	149	127	248
Available-for-sale financial assets	14,459	11,399	9,106	8,978	8,971	8,228
Due from credit institutions **	1,964	1,679	1,878	1,649	2,065	2,228
Intangible assets and property and equipment	659	977	1,553	2,144	3,245	4,594
Other assets	4,625	6,367	6,582	6,474	5,144	6,559

Total assets/liabilities & shareholders’ equity	81,404	79,380	77,542	76,768	78,639	81,864

Customer deposits **	43,732	41,639	39,977	39,206	39,551	39,878
Marketable debt securities **	11,135	10,811	12,277	11,989	12,436	14,373
Subordinated debt **	2,016	1,970	1,818	1,225	683	680
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions **	12,513	13,384	11,852	11,966	12,053	12,580
Other liabilities	3,425	3,366	3,545	4,464	4,725	5,067
Shareholders’ equity ***	8,585	8,209	8,072	7,918	9,192	9,287

Other managed and marketed customer funds	6,303	6,271	5,558	5,392	5,356	5,731

Mutual funds	1,360	1,429	886	807	843	844
Pension funds	—	—	—	—	—	—
Managed portfolios	4,943	4,842	4,672	4,585	4,514	4,887

Managed and marketed customer funds	63,184	60,691	59,630	57,811	58,025	60,661

(**).- Including all on-balance sheet balances for this item (***).- Not including profit of the year

Other information
NPL ratio	3.01	2.96	3.04	3.09	2.88	2.93
NPL coverage	149.6	156.5	148.9	148.1	163.3	165.0
Cost of credit	1.89	1.95	2.17	2.48	2.94	3.15

Spread (Retail Banking)	2.85	2.85	3.09	2.90	3.17	3.22

Loan spreads	2.51	2.52	2.52	2.49	2.44	2.57
Deposit spreads	0.34	0.33	0.57	0.41	0.73	0.65

USA

Constant EUR million

			Variation
	1H ’14	1H ’13	Amount	%
Income statement
Net interest income	2,237	1,949	288	14.8

Net fees	336	274	63	22.9
Gains (losses) on financial transactions	44	64	(20)	(31.6)
Other operating income *	49	(16)	65	—

Gross income	2,666	2,270	395	17.4

Operating expenses	(949)	(870)	(80)	9.2
General administrative expenses	(844)	(789)	(55)	7.0
Personnel	(481)	(460)	(22)	4.7
Other general administrative expenses	(363)	(330)	(34)	10.2
Depreciation and amortisation	(105)	(80)	(25)	30.6

Net operating income	1,716	1,401	316	22.5

Net loan-loss provisions	(1,046)	(583)	(462)	79.2
Other income	(5)	(28)	22	(80.4)

Profit before taxes	665	790	(124)	(15.7)

Tax on profit	(199)	(233)	34	(14.5)

Profit from continuing operations	466	556	(91)	(16.3)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	466	556	(91)	(16.3)

Minority interests	109	101	9	8.7

Attributable profit to the Group	356	456	(99)	(21.8)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.14	30.06.13	Amount	%
Balance sheet
Customer loans **	60,006	56,224	3,782	6.7
Trading portfolio (w/o loans)	248	239	9	3.9
Available-for-sale financial assets	8,228	10,917	(2,688)	(24.6)
Due from credit institutions **	2,228	1,608	621	38.6
Intangible assets and property and equipment	4,594	936	3,658	390.9
Other assets	6,559	6,098	462	7.6

Total assets/liabilities & shareholders’ equity	81,864	76,020	5,843	7.7

Customer deposits **	39,878	39,877	1	0.0
Marketable debt securities **	14,373	10,354	4,019	38.8
Subordinated debt **	680	1,887	(1,207)	(64.0)
Insurance liabilities	—	—	—	—
Due to credit institutions **	12,580	12,818	(238)	(1.9)
Other liabilities	5,067	3,223	1,844	57.2
Shareholders’ equity ***	9,287	7,862	1,425	18.1

Other managed and marketed customer funds	5,731	6,005	(274)	(4.6)

Mutual funds	844	1,368	(524)	(38.3)
Pension funds	—	—	—	—
Managed portfolios	4,887	4,637	250	5.4

Managed and marketed customer funds	60,661	58,123	2,538	4.4

(**).-	Including all on-balance sheet balances for this item
(***).-	Not including profit of the year

USA

Constant EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14
Income statement
Net interest income	952	997	1,041	1,051	1,097	1,140

Net fees	134	139	149	159	164	173
Gains (losses) on financial transactions	48	16	(9)	38	28	16
Other operating income *	(11)	(5)	3	8	16	32

Gross income	1,122	1,148	1,183	1,256	1,306	1,360

Operating expenses	(428)	(442)	(465)	(493)	(476)	(473)
General administrative expenses	(389)	(400)	(417)	(446)	(416)	(428)
Personnel	(225)	(235)	(235)	(233)	(234)	(247)
Other general administrative expenses	(164)	(166)	(182)	(213)	(182)	(181)
Depreciation and amortisation	(39)	(41)	(48)	(47)	(60)	(45)

Net operating income	695	706	719	763	830	887

Net loan-loss provisions	(246)	(337)	(409)	(480)	(546)	(499)
Other income	(10)	(18)	(28)	(27)	(2)	(3)

Profit before taxes	438	351	281	256	281	384

Tax on profit	(137)	(97)	(72)	(78)	(79)	(120)

Profit from continuing operations	302	255	210	178	202	264

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	302	255	210	178	202	264

Minority interests	59	42	40	27	44	66

Attributable profit to the Group	243	213	170	150	158	199

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14
Balance sheet
Customer loans **	55,633	56,224	57,562	57,933	59,650	60,006
Trading portfolio (w/o loans)	336	239	207	150	128	248
Available-for-sale financial assets	13,556	10,917	9,004	9,066	9,056	8,228
Due from credit institutions **	1,841	1,608	1,857	1,665	2,084	2,228
Intangible assets and property and equipment	618	936	1,535	2,165	3,276	4,594
Other assets	4,336	6,098	6,508	6,537	5,193	6,559

Total assets/liabilities & shareholders’ equity	76,320	76,020	76,674	77,516	79,387	81,864

Customer deposits **	41,001	39,877	39,529	39,587	39,927	39,878
Marketable debt securities **	10,439	10,354	12,140	12,106	12,554	14,373
Subordinated debt **	1,890	1,887	1,798	1,236	689	680
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions **	11,731	12,818	11,720	12,082	12,168	12,580
Other liabilities	3,211	3,223	3,505	4,508	4,770	5,067
Shareholders’ equity ***	8,049	7,862	7,982	7,995	9,280	9,287

Other managed and marketed customer funds	5,909	6,005	5,496	5,444	5,407	5,731

Mutual funds	1,275	1,368	876	815	851	844
Pension funds	—	—	—	—	—	—
Managed portfolios	4,634	4,637	4,619	4,630	4,557	4,887

Managed and marketed customer funds	59,238	58,123	58,962	58,374	58,578	60,661

(**).-	Including all on-balance sheet balances for this item
(***).-	Not including profit of the year

USA

US$ million

			Variation
	1H ’14	1H ’13	Amount	%
Income statement
Net interest income	3,065	2,671	395	14.8

Net fees	461	375	86	22.9
Gains (losses) on financial transactions	60	88	(28)	(31.6)
Other operating income *	67	(22)	89	—

Gross income	3,653	3,111	542	17.4

Operating expenses	(1,301)	(1,192)	(109)	9.2
General administrative expenses	(1,157)	(1,082)	(76)	7.0
Personnel	(660)	(630)	(30)	4.7
Other general administrative expenses	(498)	(452)	(46)	10.2
Depreciation and amortisation	(144)	(110)	(34)	30.6

Net operating income	2,352	1,919	432	22.5

Net loan-loss provisions	(1,433)	(799)	(633)	79.2
Other income	(7)	(38)	31	(80.4)

Profit before taxes	912	1,082	(170)	(15.7)

Tax on profit	(273)	(320)	46	(14.5)

Profit from continuing operations	638	762	(124)	(16.3)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	638	762	(124)	(16.3)

Minority interests	150	138	12	8.7

Attributable profit to the Group	488	624	(136)	(21.8)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.14	30.06.13	Amount	%
Balance sheet
Customer loans **	81,956	76,791	5,165	6.7
Trading portfolio (w/o loans)	339	326	13	3.9
Available-for-sale financial assets	11,238	14,910	(3,672)	(24.6)
Due from credit institutions **	3,043	2,196	848	38.6
Intangible assets and property and equipment	6,274	1,278	4,996	390.9
Other assets	8,959	8,328	631	7.6

Total assets/liabilities & shareholders’ equity	111,809	103,829	7,981	7.7

Customer deposits **	54,465	54,464	1	0.0
Marketable debt securities **	19,630	14,141	5,489	38.8
Subordinated debt **	928	2,577	(1,649)	(64.0)
Insurance liabilities	—	—	—	—
Due to credit institutions **	17,182	17,506	(325)	(1.9)
Other liabilities	6,920	4,402	2,518	57.2
Shareholders’ equity ***	12,684	10,738	1,946	18.1

Other managed and marketed customer funds	7,828	8,202	(374)	(4.6)

Mutual funds	1,153	1,869	(716)	(38.3)
Pension funds	—	—	—	—
Managed portfolios	6,675	6,333	341	5.4

Managed and marketed customer funds	82,851	79,384	3,467	4.4

(**).-	Including all on-balance sheet balances for this item
(***).-	Not including profit of the year

USA

US$ million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14
Income statement
Net interest income	1,304	1,367	1,427	1,440	1,504	1,562

Net fees	184	191	204	218	224	237
Gains (losses) on financial transactions	66	22	(13)	52	39	21
Other operating income *	(16)	(7)	4	11	22	44

Gross income	1,538	1,573	1,622	1,721	1,789	1,864

Operating expenses	(586)	(605)	(637)	(676)	(652)	(649)
General administrative expenses	(533)	(549)	(571)	(611)	(571)	(587)
Personnel	(308)	(322)	(323)	(319)	(321)	(338)
Other general administrative expenses	(225)	(227)	(249)	(292)	(249)	(248)
Depreciation and amortisation	(53)	(57)	(65)	(65)	(82)	(62)

Net operating income	952	968	985	1,045	1,137	1,215

Net loan-loss provisions	(337)	(462)	(561)	(657)	(749)	(684)
Other income	(14)	(24)	(38)	(37)	(3)	(4)

Profit before taxes	601	481	386	351	385	527

Tax on profit	(187)	(132)	(98)	(107)	(108)	(165)

Profit from continuing operations	413	349	288	244	276	362

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	413	349	288	244	276	362

Minority interests	81	57	55	38	60	90

Attributable profit to the Group	333	292	233	206	216	272

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14
Balance sheet
Customer loans **	75,983	76,791	78,618	79,125	81,470	81,956
Trading portfolio (w/o loans)	458	326	283	205	174	339
Available-for-sale financial assets	18,515	14,910	12,298	12,382	12,369	11,238
Due from credit institutions **	2,515	2,196	2,536	2,274	2,847	3,043
Intangible assets and property and equipment	844	1,278	2,097	2,956	4,475	6,274
Other assets	5,923	8,328	8,888	8,928	7,092	8,959

Total assets/liabilities & shareholders’ equity	104,238	103,829	104,721	105,871	108,427	111,809

Customer deposits **	55,998	54,464	53,988	54,069	54,532	54,465
Marketable debt securities **	14,258	14,141	16,581	16,535	17,146	19,630
Subordinated debt **	2,581	2,577	2,456	1,689	941	928
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions **	16,022	17,506	16,007	16,502	16,619	17,182
Other liabilities	4,386	4,402	4,787	6,157	6,514	6,920
Shareholders’ equity ***	10,993	10,738	10,902	10,920	12,674	12,684

Other managed and marketed customer funds	8,070	8,202	7,506	7,436	7,385	7,828

Mutual funds	1,741	1,869	1,197	1,112	1,162	1,153
Pension funds	—	—	—	—	—	—
Managed portfolios	6,329	6,333	6,309	6,323	6,224	6,675

Managed and marketed customer funds	80,908	79,384	80,531	79,728	80,005	82,851

(**).-	Including all on-balance sheet balances for this item
(***).-	Not including profit of the year

Corporate Activities

EUR million

			Variation
	1H ’14	1H ’13	Amount	%
Income statement
Net interest income	(1,023)	(1,083)	60	(5.6)

Net fees	(14)	(31)	17	(54.5)
Gains (losses) on financial transactions	550	590	(40)	(6.8)
Other operating income	25	64	(38)	(60.2)
Dividends	15	8	6	77.3
Income from equity-accounted method	(15)	(6)	(10)	167.1
Other operating income/expenses	26	61	(35)	(57.8)

Gross income	(461)	(460)	(2)	0.3

Operating expenses	(389)	(353)	(36)	10.2
General administrative expenses	(320)	(284)	(36)	12.7
Personnel	(129)	(131)	2	(1.5)
Other general administrative expenses	(192)	(153)	(38)	24.9
Depreciation and amortisation	(69)	(69)	0	(0.2)

Net operating income	(850)	(812)	(37)	4.6

Net loan-loss provisions	0	(218)	218	—
Other income	(139)	(155)	16	(10.2)

Ordinary profit before taxes	(989)	(1,185)	196	(16.5)

Tax on profit	137	121	16	13.3

Ordinary profit from continuing operations	(852)	(1,064)	212	(19.9)

Net profit from discontinued operations	—	—	—	—

Ordinary consolidated profit	(852)	(1,064)	212	(19.9)

Minority interests	(3)	(2)	(1)	43.8

Ordinary attributable profit to the Group	(849)	(1,062)	213	(20.1)

Net capital gains and provisions	—	—	—	—

Attributable profit to the Group	(849)	(1,062)	213	(20.1)

			Variation
	30.06.14	30.06.13	Amount	%
Balance sheet
Trading portfolio (w/o loans)	3,297	5,291	(1,994)	(37.7)
Available-for-sale financial assets	6,863	22,492	(15,629)	(69.5)
Investments	542	206	336	163.2
Goodwill	26,663	24,910	1,753	7.0
Liquidity lent to the Group	24,882	30,605	(5,723)	(18.7)
Capital assigned to Group areas	70,229	70,103	126	0.2
Other assets	53,467	57,661	(4,194)	(7.3)

Total assets/liabilities & shareholders’ equity	185,943	211,269	(25,326)	(12.0)

Customer deposits *	1,563	7,658	(6,095)	(79.6)
Marketable debt securities *	60,754	73,211	(12,457)	(17.0)
Subordinated debt	5,263	4,412	851	19.3
Other liabilities	34,084	45,040	(10,956)	(24.3)
Group capital and reserves **	84,279	80,947	3,332	4.1

Other managed and marketed customer funds	—	—	—	—

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—

Managed and marketed customer funds	67,580	85,282	(17,702)	(20.8)

(*).- Including all on-balance sheet balances for this item
(**).- Not including profit of the year
Resources
Number of employees	2,556	2,567	(11)	(0.4)

Corporate Activities

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14
Income statement
Net interest income	(576)	(507)	(523)	(617)	(534)	(489)

Net fees	(12)	(19)	(18)	(1)	(8)	(6)
Gains (losses) on financial transactions	231	359	331	265	302	248
Other operating income	35	29	47	39	16	10
Dividends	4	4	23	4	5	10
Income from equity-accounted method	(3)	(3)	(6)	1	0	(15)
Other operating income/expenses	34	27	30	34	10	15

Gross income	(322)	(138)	(163)	(314)	(224)	(237)

Operating expenses	(177)	(176)	(176)	(167)	(191)	(197)
General administrative expenses	(155)	(129)	(158)	(113)	(164)	(156)
Personnel	(68)	(63)	(37)	(53)	(67)	(62)
Other general administrative expenses	(88)	(66)	(120)	(60)	(97)	(94)
Depreciation and amortisation	(21)	(47)	(18)	(54)	(27)	(41)

Net operating income	(499)	(314)	(339)	(482)	(416)	(434)

Net loan-loss provisions	(29)	(189)	14	2	1	(1)
Other income	(66)	(89)	(124)	106	(72)	(67)

Ordinary profit before taxes	(594)	(591)	(448)	(374)	(487)	(502)

Tax on profit	51	71	17	(0)	79	59

Ordinary profit from continuing operations	(543)	(521)	(432)	(374)	(408)	(444)

Net profit from discontinued operations	—	—	—	(0)	—	—

Ordinary consolidated profit	(543)	(521)	(432)	(374)	(408)	(444)

Minority interests	(0)	(2)	(2)	11	(3)	(0)

Ordinary attributable profit to the Group	(543)	(519)	(430)	(384)	(405)	(444)

Net capital gains and provisions	—	—	—	—	—	—

Attributable profit to the Group	(543)	(519)	(430)	(384)	(405)	(444)

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14
Balance sheet
Trading portfolio (w/o loans)	6,167	5,291	4,772	2,743	2,947	3,297
Available-for-sale financial assets	17,521	22,492	18,655	10,676	6,892	6,863
Investments	83	206	237	477	276	542
Goodwill	26,124	24,910	24,729	24,254	26,056	26,663
Liquidity lent to the Group	26,732	30,605	23,866	17,712	28,985	24,882
Capital assigned to Group areas	74,035	70,103	67,927	65,088	70,542	70,229
Other assets	72,248	57,661	62,225	61,755	49,007	53,467

Total assets/liabilities & shareholders’ equity	222,911	211,269	202,411	182,704	184,706	185,943

Customer deposits*	3,940	7,658	4,916	2,851	1,379	1,563
Marketable debt securities*	78,308	73,211	69,149	64,470	62,102	60,754
Subordinated debt	4,471	4,412	4,593	3,871	4,173	5,263
Other liabilities	55,239	45,040	42,888	30,736	32,724	34,084
Group capital and reserves**	80,953	80,947	80,866	80,776	84,328	84,279

Other managed and marketed customer funds	0	—	—	—	—	—

Mutual funds	—	—	—	—	—	—
Pension funds	0	—	—	—	—	—
Managed portfolios	0	—	—	—	—	—

Managed and marketed customer funds	86,719	85,282	78,657	71,192	67,654	67,580

(*).-	Including all on-balance sheet balances for this item
(**).-	Not including profit of the year

Retail Banking

EUR million

			Variation
	1H ’14	1H ’13	Amount	%
Income statement
Net interest income	13,925	14,145	(220)	(1.6)

Net fees	3,744	4,024	(280)	(7.0)
Gains (losses) on financial transactions	187	706	(519)	(73.5)
Other operating income *	(108)	(183)	75	(40.9)

Gross income	17,749	18,693	(944)	(5.1)

Operating expenses	(8,087)	(8,535)	447	(5.2)
General administrative expenses	(7,152)	(7,554)	402	(5.3)
Personnel	(4,156)	(4,412)	256	(5.8)
Other general administrative expenses	(2,996)	(3,141)	146	(4.6)
Depreciation and amortisation	(935)	(981)	46	(4.6)

Net operating income	9,661	10,158	(497)	(4.9)

Net loan-loss provisions	(4,858)	(5,818)	960	(16.5)
Other income	(605)	(491)	(114)	23.2

Profit before taxes	4,198	3,849	349	9.1

Tax on profit	(1,033)	(826)	(208)	25.1

Profit from continuing operations	3,164	3,023	141	4.7

Net profit from discontinued operations	(0)	(14)	14	(98.2)

Consolidated profit	3,164	3,009	155	5.2

Minority interests	472	536	(64)	(11.9)

Attributable profit to the Group	2,692	2,473	219	8.8

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.14	30.06.13	Amount	%
Business volumes
Customer loans	609,679	599,271	10,408	1.7
Customer deposits	508,459	521,124	(12,665)	(2.4)

Retail Banking

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14
Income statement
Net interest income	7,019	7,126	6,816	6,784	6,826	7,099

Net fees	1,995	2,029	1,896	1,897	1,855	1,889
Gains (losses) on financial transactions	372	334	214	191	107	80
Other operating income *	(108)	(75)	(79)	(69)	(81)	(26)

Gross income	9,279	9,414	8,847	8,803	8,707	9,041

Operating expenses	(4,265)	(4,270)	(4,144)	(4,269)	(4,022)	(4,065)
General administrative expenses	(3,778)	(3,776)	(3,659)	(3,730)	(3,523)	(3,629)
Personnel	(2,212)	(2,201)	(2,103)	(2,170)	(2,049)	(2,107)
Other general administrative expenses	(1,566)	(1,575)	(1,557)	(1,559)	(1,475)	(1,521)
Depreciation and amortisation	(487)	(494)	(485)	(539)	(499)	(437)

Net operating income	5,013	5,145	4,703	4,534	4,685	4,976

Net loan-loss provisions	(2,827)	(2,991)	(2,483)	(2,573)	(2,486)	(2,372)
Other income	(171)	(320)	(261)	(305)	(267)	(338)

Profit before taxes	2,015	1,834	1,959	1,656	1,932	2,266

Tax on profit	(441)	(385)	(471)	(381)	(472)	(561)

Profit from continuing operations	1,574	1,449	1,489	1,275	1,460	1,704

Net profit from discontinued operations	—	(14)	(0)	(1)	(0)	(0)

Consolidated profit	1,574	1,435	1,488	1,274	1,460	1,704

Minority interests	297	238	234	182	217	254

Attributable profit to the Group	1,277	1,196	1,254	1,092	1,242	1,450

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14
Business volumes
Customer loans	627,341	599,271	595,423	583,915	594,689	609,679
Customer deposits	537,261	521,124	520,638	508,237	515,856	508,459

Retail Banking

Constant EUR million

			Variation
	1H ’14	1H ’13	Amount	%
Income statement
Net interest income	13,925	12,984	942	7.3

Net fees	3,744	3,693	51	1.4
Gains (losses) on financial transactions	187	659	(472)	(71.6)
Other operating income *	(108)	(170)	62	(36.6)

Gross income	17,749	17,165	583	3.4

Operating expenses	(8,087)	(7,919)	(168)	2.1
General administrative expenses	(7,152)	(7,001)	(151)	2.2
Personnel	(4,156)	(4,110)	(46)	1.1
Other general administrative expenses	(2,996)	(2,891)	(105)	3.6
Depreciation and amortisation	(935)	(918)	(17)	1.9

Net operating income	9,661	9,246	415	4.5

Net loan-loss provisions	(4,858)	(5,276)	417	(7.9)
Other income	(605)	(458)	(148)	32.3

Profit before taxes	4,198	3,513	685	19.5

Tax on profit	(1,033)	(748)	(285)	38.2

Profit from continuing operations	3,164	2,765	399	14.4

Net profit from discontinued operations	(0)	(15)	14	(98.3)

Consolidated profit	3,164	2,751	413	15.0

Minority interests	472	481	(9)	(1.9)

Attributable profit to the Group	2,692	2,270	423	18.6

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.14	30.06.13	Amount	%
Business volumes
Customer loans	609,679	604,857	4,822	0.8
Customer deposits	508,459	526,097	(17,638)	(3.4)

Retail Banking

Constant EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14
Income statement
Net interest income	6,417	6,567	6,637	6,703	6,892	7,034

Net fees	1,825	1,868	1,838	1,855	1,871	1,873
Gains (losses) on financial transactions	330	328	204	185	107	80
Other operating income *	(101)	(69)	(78)	(67)	(82)	(26)

Gross income	8,471	8,694	8,600	8,676	8,787	8,961

Operating expenses	(3,950)	(3,969)	(4,028)	(4,194)	(4,055)	(4,032)
General administrative expenses	(3,495)	(3,506)	(3,553)	(3,661)	(3,552)	(3,600)
Personnel	(2,056)	(2,054)	(2,047)	(2,137)	(2,065)	(2,092)
Other general administrative expenses	(1,439)	(1,453)	(1,506)	(1,524)	(1,488)	(1,508)
Depreciation and amortisation	(455)	(463)	(475)	(534)	(503)	(433)

Net operating income	4,522	4,725	4,572	4,481	4,732	4,929

Net loan-loss provisions	(2,537)	(2,738)	(2,417)	(2,549)	(2,514)	(2,345)
Other income	(158)	(300)	(248)	(292)	(272)	(334)

Profit before taxes	1,826	1,687	1,907	1,641	1,947	2,250

Tax on profit	(397)	(351)	(453)	(375)	(476)	(557)

Profit from continuing operations	1,429	1,336	1,454	1,266	1,471	1,693

Net profit from discontinued operations	—	(15)	(0)	(0)	(0)	(0)

Consolidated profit	1,429	1,321	1,453	1,265	1,471	1,693

Minority interests	265	216	226	179	219	252

Attributable profit to the Group	1,164	1,105	1,228	1,086	1,251	1,441

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14
Business volumes
Customer loans	617,644	604,857	601,569	596,091	605,515	609,679
Customer deposits	529,377	526,097	526,339	518,610	525,143	508,459

Retail Banking Continental Europe

EUR million

			Variation
	1H ’14	1H ’13	Amount	%
Income statement
Net interest income	3,668	3,329	339	10.2

Net fees	1,304	1,395	(91)	(6.5)
Gains (losses) on financial transactions	86	181	(95)	(52.7)
Other operating income *	(102)	(97)	(6)	5.9

Gross income	4,956	4,809	147	3.1

Operating expenses	(2,565)	(2,659)	94	(3.5)
General administrative expenses	(2,288)	(2,367)	79	(3.3)
Personnel	(1,387)	(1,472)	85	(5.8)
Other general administrative expenses	(902)	(895)	(6)	0.7
Depreciation and amortisation	(277)	(292)	15	(5.1)

Net operating income	2,391	2,150	241	11.2

Net loan-loss provisions	(1,194)	(1,480)	286	(19.3)
Other income	(157)	(124)	(33)	27.0

Profit before taxes	1,039	545	494	90.5

Tax on profit	(240)	(98)	(142)	145.3

Profit from continuing operations	800	448	352	78.6

Net profit from discontinued operations	(0)	(0)	(0)	108.1

Consolidated profit	799	448	352	78.6

Minority interests	69	69	1	1.0

Attributable profit to the Group	730	379	351	92.7

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Continental Europe

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14
Income statement
Net interest income	1,614	1,715	1,692	1,701	1,793	1,875

Net fees	685	710	682	637	661	643
Gains (losses) on financial transactions	70	111	106	39	37	48
Other operating income *	(56)	(40)	(53)	(52)	(53)	(50)

Gross income	2,313	2,496	2,426	2,326	2,439	2,517

Operating expenses	(1,351)	(1,308)	(1,309)	(1,333)	(1,296)	(1,269)
General administrative expenses	(1,206)	(1,161)	(1,164)	(1,162)	(1,147)	(1,141)
Personnel	(747)	(725)	(719)	(736)	(700)	(686)
Other general administrative expenses	(459)	(436)	(444)	(426)	(447)	(455)
Depreciation and amortisation	(145)	(147)	(145)	(171)	(149)	(128)

Net operating income	962	1,188	1,117	993	1,143	1,248

Net loan-loss provisions	(634)	(846)	(499)	(635)	(594)	(601)
Other income	(64)	(60)	(65)	(16)	(62)	(95)

Profit before taxes	264	281	553	341	487	552

Tax on profit	(50)	(48)	(132)	(84)	(104)	(135)

Profit from continuing operations	214	233	422	257	383	417

Net profit from discontinued operations	—	(0)	(0)	(6)	(0)	(0)

Consolidated profit	214	233	422	251	383	417

Minority interests	28	41	44	20	34	35

Attributable profit to the Group	187	192	378	232	349	381

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Continental Europe

Constant EUR million

			Variation
	1H ’14	1H ’13	Amount	%
Income statement
Net interest income	3,668	3,315	353	10.7

Net fees	1,304	1,394	(90)	(6.5)
Gains (losses) on financial transactions	86	181	(95)	(52.7)
Other operating income *	(102)	(97)	(6)	5.8

Gross income	4,956	4,794	162	3.4

Operating expenses	(2,565)	(2,653)	88	(3.3)
General administrative expenses	(2,288)	(2,362)	74	(3.1)
Personnel	(1,387)	(1,469)	83	(5.6)
Other general administrative expenses	(902)	(893)	(9)	1.0
Depreciation and amortisation	(277)	(291)	14	(4.9)

Net operating income	2,391	2,140	250	11.7

Net loan-loss provisions	(1,194)	(1,478)	283	(19.2)
Other income	(157)	(124)	(33)	27.0

Profit before taxes	1,039	539	500	92.8

Tax on profit	(240)	(96)	(144)	149.5

Profit from continuing operations	800	443	357	80.5

Net profit from discontinued operations	(0)	(0)	(0)	115.8

Consolidated profit	799	443	356	80.5

Minority interests	69	69	1	1.0

Attributable profit to the Group	730	374	356	95.1

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Continental Europe

Constant EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14
Income statement
Net interest income	1,605	1,710	1,693	1,701	1,794	1,874

Net fees	685	710	683	637	661	643
Gains (losses) on financial transactions	69	112	106	39	37	48
Other operating income *	(56)	(40)	(53)	(52)	(53)	(50)

Gross income	2,302	2,491	2,429	2,326	2,440	2,516

Operating expenses	(1,347)	(1,307)	(1,311)	(1,333)	(1,296)	(1,269)
General administrative expenses	(1,202)	(1,160)	(1,165)	(1,162)	(1,148)	(1,141)
Personnel	(745)	(725)	(720)	(736)	(701)	(686)
Other general administrative expenses	(458)	(435)	(445)	(426)	(447)	(455)
Depreciation and amortisation	(144)	(147)	(146)	(171)	(149)	(128)

Net operating income	956	1,185	1,118	993	1,144	1,247

Net loan-loss provisions	(632)	(846)	(499)	(636)	(594)	(600)
Other income	(64)	(60)	(65)	(16)	(62)	(95)

Profit before taxes	260	279	554	341	488	552

Tax on profit	(49)	(47)	(132)	(84)	(104)	(135)

Profit from continuing operations	211	232	423	257	384	416

Net profit from discontinued operations	—	(0)	(0)	(5)	(0)	(0)

Consolidated profit	211	232	423	251	383	416

Minority interests	28	41	44	20	34	35

Attributable profit to the Group	184	190	378	232	349	381

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom

EUR million

			Variation
	1H ’14	1H ’13	Amount	%
Income statement
Net interest income	1,987	1,591	395	24.8

Net fees	389	400	(11)	(2.7)
Gains (losses) on financial transactions	40	161	(121)	(75.2)
Other operating income *	8	6	2	33.4

Gross income	2,423	2,158	265	12.3

Operating expenses	(1,246)	(1,194)	(51)	4.3
General administrative expenses	(1,028)	(1,003)	(26)	2.6
Personnel	(675)	(626)	(49)	7.8
Other general administrative expenses	(354)	(377)	23	(6.1)
Depreciation and amortisation	(217)	(192)	(26)	13.3

Net operating income	1,178	964	214	22.2

Net loan-loss provisions	(207)	(276)	69	(24.9)
Other income	(102)	(137)	34	(25.1)

Profit before taxes	868	551	317	57.5

Tax on profit	(180)	(118)	(62)	52.5

Profit from continuing operations	687	433	255	58.9

Net profit from discontinued operations	—	(14)	14	(100.0)

Consolidated profit	687	419	269	64.2

Minority interests	—	0	(0)	(100.0)

Attributable profit to the Group	687	419	269	64.2

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14
Income statement
Net interest income	795	796	862	936	972	1,015

Net fees	202	198	209	187	197	192
Gains (losses) on financial transactions	16	145	(14)	28	21	19
Other operating income *	2	3	3	7	7	0

Gross income	1,015	1,143	1,060	1,158	1,198	1,226

Operating expenses	(592)	(602)	(565)	(577)	(619)	(626)
General administrative expenses	(495)	(507)	(465)	(448)	(506)	(522)
Personnel	(313)	(312)	(285)	(320)	(334)	(341)
Other general administrative expenses	(182)	(195)	(180)	(129)	(173)	(181)
Depreciation and amortisation	(97)	(95)	(100)	(129)	(113)	(105)

Net operating income	422	541	495	581	578	599

Net loan-loss provisions	(154)	(122)	(147)	(137)	(116)	(91)
Other income	(37)	(100)	(27)	(58)	(43)	(60)

Profit before taxes	232	319	321	385	419	449

Tax on profit	(49)	(69)	(70)	(84)	(86)	(95)

Profit from continuing operations	182	250	251	301	333	354

Net profit from discontinued operations	—	(14)	(0)	5	—	—

Consolidated profit	182	236	251	306	333	354

Minority interests	0	—	0	(0)	—	—

Attributable profit to the Group	182	236	251	306	333	354

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom

Constant EUR million

			Variation
	1H ’14	1H ’13	Amount	%
Income statement
Net interest income	1,987	1,648	339	20.5

Net fees	389	414	(25)	(6.1)
Gains (losses) on financial transactions	40	167	(127)	(76.0)
Other operating income *	8	6	2	28.8

Gross income	2,423	2,235	188	8.4

Operating expenses	(1,246)	(1,237)	(9)	0.7
General administrative expenses	(1,028)	(1,038)	10	(1.0)
Personnel	(675)	(648)	(27)	4.1
Other general administrative expenses	(354)	(390)	36	(9.4)
Depreciation and amortisation	(217)	(199)	(19)	9.4

Net operating income	1,178	998	180	18.0

Net loan-loss provisions	(207)	(286)	78	(27.5)
Other income	(102)	(142)	39	(27.7)

Profit before taxes	868	571	297	52.1

Tax on profit	(180)	(123)	(58)	47.2

Profit from continuing operations	687	448	239	53.4

Net profit from discontinued operations	—	(14)	14	(100.0)

Consolidated profit	687	434	254	58.5

Minority interests	—	0	(0)	(100.0)

Attributable profit to the Group	687	434	254	58.5

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom

Constant EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14
Income statement
Net interest income	824	824	897	959	980	1,007

Net fees	209	205	217	192	199	190
Gains (losses) on financial transactions	16	150	(14)	28	21	19
Other operating income *	2	3	3	7	7	0

Gross income	1,051	1,184	1,103	1,186	1,207	1,216

Operating expenses	(614)	(623)	(588)	(591)	(624)	(621)
General administrative expenses	(513)	(525)	(484)	(459)	(511)	(518)
Personnel	(325)	(323)	(297)	(327)	(336)	(338)
Other general administrative expenses	(188)	(202)	(188)	(131)	(174)	(179)
Depreciation and amortisation	(101)	(98)	(104)	(132)	(114)	(104)

Net operating income	438	560	515	595	583	595

Net loan-loss provisions	(159)	(127)	(153)	(141)	(117)	(90)
Other income	(38)	(103)	(28)	(60)	(43)	(59)

Profit before taxes	240	330	334	395	422	445

Tax on profit	(51)	(71)	(73)	(87)	(86)	(94)

Profit from continuing operations	189	259	261	309	336	351

Net profit from discontinued operations	—	(14)	(0)	5	—	—

Consolidated profit	189	245	261	314	336	351

Minority interests	0	(0)	0	(0)	—	—

Attributable profit to the Group	189	245	261	314	336	351

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom

£ million

			Variation
	1H ’14	1H ’13	Amount	%
Income statement
Net interest income	1,632	1,353	278	20.5

Net fees	320	340	(21)	(6.1)
Gains (losses) on financial transactions	33	137	(104)	(76.0)
Other operating income *	6	5	1	28.8

Gross income	1,990	1,835	155	8.4

Operating expenses	(1,023)	(1,016)	(7)	0.7
General administrative expenses	(845)	(853)	8	(1.0)
Personnel	(554)	(532)	(22)	4.1
Other general administrative expenses	(290)	(320)	30	(9.4)
Depreciation and amortisation	(179)	(163)	(15)	9.4

Net operating income	967	820	148	18.0

Net loan-loss provisions	(170)	(235)	64	(27.5)
Other income	(84)	(116)	32	(27.7)

Profit before taxes	713	469	244	52.1

Tax on profit	(148)	(101)	(48)	47.2

Profit from continuing operations	564	368	197	53.4

Net profit from discontinued operations	—	(12)	12	(100.0)

Consolidated profit	564	356	208	58.5

Minority interests	—	0	(0)	(100.0)

Attributable profit to the Group	564	356	208	58.5

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom

£ million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14
Income statement
Net interest income	676	677	737	787	804	827

Net fees	171	169	178	157	163	156
Gains (losses) on financial transactions	13	123	(12)	23	17	15
Other operating income *	2	3	2	6	6	0

Gross income	863	972	906	974	991	999

Operating expenses	(504)	(512)	(483)	(485)	(513)	(510)
General administrative expenses	(421)	(431)	(398)	(377)	(419)	(425)
Personnel	(267)	(266)	(244)	(269)	(276)	(278)
Other general administrative expenses	(155)	(166)	(154)	(108)	(143)	(147)
Depreciation and amortisation	(83)	(81)	(85)	(109)	(93)	(85)

Net operating income	359	460	423	489	479	488

Net loan-loss provisions	(131)	(104)	(126)	(115)	(96)	(74)
Other income	(31)	(85)	(23)	(49)	(35)	(49)

Profit before taxes	197	271	274	324	347	366

Tax on profit	(42)	(59)	(60)	(71)	(71)	(77)

Profit from continuing operations	155	213	214	253	276	288

Net profit from discontinued operations	—	(12)	(0)	4	—	—

Consolidated profit	155	201	214	258	276	288

Minority interests	0	(0)	0	(0)	—	—

Attributable profit to the Group	155	201	214	258	276	288

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America

EUR million

			Variation
	1H ’14	1H ’13	Amount	%
Income statement
Net interest income	6,071	7,235	(1,164)	(16.1)

Net fees	1,751	1,981	(230)	(11.6)
Gains (losses) on financial transactions	23	306	(283)	(92.4)
Other operating income *	(61)	(67)	6	(9.0)

Gross income	7,784	9,455	(1,671)	(17.7)

Operating expenses	(3,357)	(3,798)	441	(11.6)
General administrative expenses	(3,020)	(3,383)	363	(10.7)
Personnel	(1,632)	(1,850)	218	(11.8)
Other general administrative expenses	(1,388)	(1,533)	145	(9.5)
Depreciation and amortisation	(337)	(414)	77	(18.7)

Net operating income	4,427	5,657	(1,230)	(21.7)

Net loan-loss provisions	(2,436)	(3,457)	1,021	(29.5)
Other income	(340)	(202)	(139)	68.7

Profit before taxes	1,651	1,999	(348)	(17.4)

Tax on profit	(416)	(383)	(32)	8.4

Profit from continuing operations	1,235	1,616	(380)	(23.5)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,235	1,616	(380)	(23.5)

Minority interests	293	362	(69)	(19.0)

Attributable profit to the Group	943	1,254	(312)	(24.8)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14
Income statement
Net interest income	3,645	3,590	3,202	3,106	2,982	3,089

Net fees	991	990	868	927	854	897
Gains (losses) on financial transactions	240	66	133	99	23	(0)
Other operating income *	(39)	(28)	(28)	(34)	(51)	(10)

Gross income	4,836	4,619	4,175	4,098	3,809	3,975

Operating expenses	(1,890)	(1,908)	(1,804)	(1,879)	(1,645)	(1,712)
General administrative expenses	(1,684)	(1,699)	(1,612)	(1,687)	(1,468)	(1,552)
Personnel	(926)	(924)	(864)	(890)	(789)	(843)
Other general administrative expenses	(758)	(776)	(749)	(797)	(679)	(709)
Depreciation and amortisation	(206)	(209)	(191)	(193)	(177)	(160)

Net operating income	2,947	2,711	2,371	2,219	2,164	2,263

Net loan-loss provisions	(1,788)	(1,669)	(1,411)	(1,318)	(1,225)	(1,211)
Other income	(60)	(142)	(140)	(203)	(160)	(180)

Profit before taxes	1,099	900	820	697	778	873

Tax on profit	(208)	(175)	(201)	(138)	(209)	(207)

Profit from continuing operations	891	725	620	560	569	666

Net profit from discontinued operations	—	—	—	0	—	—

Consolidated profit	891	725	620	560	569	666

Minority interests	208	153	149	135	139	153

Attributable profit to the Group	683	572	470	425	430	513

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America

Constant EUR million

			Variation
	1H ’14	1H ’13	Amount	%
Income statement
Net interest income	6,071	6,115	(43)	(0.7)

Net fees	1,751	1,646	105	6.4
Gains (losses) on financial transactions	23	256	(232)	(90.9)
Other operating income *	(61)	(56)	(5)	9.5

Gross income	7,784	7,961	(177)	(2.2)

Operating expenses	(3,357)	(3,182)	(175)	5.5
General administrative expenses	(3,020)	(2,833)	(187)	6.6
Personnel	(1,632)	(1,547)	(85)	5.5
Other general administrative expenses	(1,388)	(1,286)	(102)	7.9
Depreciation and amortisation	(337)	(349)	12	(3.4)

Net operating income	4,427	4,779	(351)	(7.4)

Net loan-loss provisions	(2,436)	(2,933)	497	(16.9)
Other income	(340)	(164)	(176)	106.9

Profit before taxes	1,651	1,682	(31)	(1.8)

Tax on profit	(416)	(312)	(103)	33.1

Profit from continuing operations	1,235	1,369	(134)	(9.8)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,235	1,369	(134)	(9.8)

Minority interests	293	312	(19)	(6.0)

Attributable profit to the Group	943	1,058	(115)	(10.9)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America

Constant EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14
Income statement
Net interest income	3,058	3,057	3,024	3,010	3,040	3,031

Net fees	818	828	805	882	868	883
Gains (losses) on financial transactions	200	55	121	93	23	1
Other operating income *	(33)	(23)	(28)	(32)	(52)	(9)

Gross income	4,043	3,917	3,922	3,953	3,879	3,906

Operating expenses	(1,573)	(1,609)	(1,679)	(1,795)	(1,673)	(1,684)
General administrative expenses	(1,401)	(1,432)	(1,500)	(1,611)	(1,492)	(1,528)
Personnel	(770)	(777)	(804)	(850)	(802)	(831)
Other general administrative expenses	(631)	(655)	(697)	(762)	(691)	(697)
Depreciation and amortisation	(172)	(177)	(179)	(184)	(181)	(156)

Net operating income	2,471	2,308	2,244	2,158	2,206	2,221

Net loan-loss provisions	(1,504)	(1,429)	(1,354)	(1,297)	(1,252)	(1,184)
Other income	(46)	(119)	(128)	(189)	(164)	(176)

Profit before taxes	921	761	762	672	790	861

Tax on profit	(168)	(144)	(182)	(129)	(213)	(203)

Profit from continuing operations	753	616	580	543	577	659

Net profit from discontinued operations	—	—	—	0	—	—

Consolidated profit	753	616	580	543	577	659

Minority interests	179	133	141	132	142	151

Attributable profit to the Group	574	484	439	411	435	507

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA

EUR million

			Variation
	1H ’14	1H ’13	Amount	%
Income statement
Net interest income	2,199	1,990	209	10.5

Net fees	300	248	51	20.7
Gains (losses) on financial transactions	38	58	(19)	(33.6)
Other operating income *	48	(25)	73	—

Gross income	2,585	2,271	314	13.8

Operating expenses	(919)	(884)	(36)	4.1
General administrative expenses	(815)	(800)	(15)	1.8
Personnel	(462)	(464)	2	(0.4)
Other general administrative expenses	(353)	(336)	(17)	4.9
Depreciation and amortisation	(104)	(83)	(21)	25.7

Net operating income	1,666	1,388	278	20.0

Net loan-loss provisions	(1,021)	(605)	(416)	68.7
Other income	(5)	(29)	24	(81.7)

Profit before taxes	640	753	(114)	(15.1)

Tax on profit	(198)	(227)	29	(12.7)

Profit from continuing operations	442	527	(85)	(16.1)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	442	527	(85)	(16.1)

Minority interests	109	105	4	4.1

Attributable profit to the Group	332	422	(89)	(21.2)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14
Income statement
Net interest income	966	1,024	1,059	1,041	1,079	1,120

Net fees	118	131	138	145	143	157
Gains (losses) on financial transactions	46	12	(11)	25	26	13
Other operating income *	(15)	(10)	0	10	15	33

Gross income	1,115	1,156	1,186	1,221	1,262	1,323

Operating expenses	(432)	(451)	(467)	(480)	(462)	(458)
General administrative expenses	(393)	(408)	(418)	(433)	(402)	(413)
Personnel	(225)	(240)	(235)	(225)	(226)	(236)
Other general administrative expenses	(168)	(168)	(183)	(208)	(176)	(177)
Depreciation and amortisation	(40)	(43)	(49)	(46)	(60)	(45)

Net operating income	683	705	719	742	800	865

Net loan-loss provisions	(252)	(353)	(426)	(482)	(550)	(470)
Other income	(10)	(19)	(29)	(27)	(2)	(3)

Profit before taxes	420	333	265	232	248	392

Tax on profit	(134)	(93)	(69)	(75)	(73)	(125)

Profit from continuing operations	287	240	196	157	174	267

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	287	240	196	157	174	267

Minority interests	61	44	41	27	44	65

Attributable profit to the Group	225	196	155	130	130	202

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA

Constant EUR million

			Variation
	1H ’14	1H ’13	Amount	%
Income statement
Net interest income	2,199	1,906	293	15.4

Net fees	300	238	62	26.0
Gains (losses) on financial transactions	38	55	(17)	(30.7)
Other operating income *	48	(24)	71	—

Gross income	2,585	2,176	409	18.8

Operating expenses	(919)	(846)	(73)	8.6
General administrative expenses	(815)	(767)	(48)	6.3
Personnel	(462)	(445)	(17)	3.9
Other general administrative expenses	(353)	(322)	(31)	9.5
Depreciation and amortisation	(104)	(80)	(25)	31.2

Net operating income	1,666	1,329	336	25.3

Net loan-loss provisions	(1,021)	(580)	(441)	76.1
Other income	(5)	(28)	22	(80.9)

Profit before taxes	640	722	(82)	(11.4)

Tax on profit	(198)	(217)	19	(8.9)

Profit from continuing operations	442	505	(63)	(12.5)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	442	505	(63)	(12.5)

Minority interests	109	101	9	8.7

Attributable profit to the Group	332	404	(72)	(17.7)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA

Constant EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14
Income statement
Net interest income	931	975	1,023	1,033	1,078	1,121

Net fees	114	124	133	144	143	157
Gains (losses) on financial transactions	44	11	(10)	25	26	13
Other operating income *	(14)	(10)	0	9	15	33

Gross income	1,074	1,101	1,146	1,210	1,261	1,324

Operating expenses	(417)	(430)	(451)	(475)	(461)	(458)
General administrative expenses	(378)	(389)	(404)	(429)	(402)	(413)
Personnel	(217)	(228)	(227)	(224)	(226)	(236)
Other general administrative expenses	(162)	(160)	(177)	(205)	(176)	(177)
Depreciation and amortisation	(38)	(41)	(47)	(46)	(60)	(45)

Net operating income	658	672	695	735	800	866

Net loan-loss provisions	(243)	(337)	(411)	(475)	(550)	(471)
Other income	(10)	(18)	(28)	(27)	(2)	(3)

Profit before taxes	405	317	257	233	248	392

Tax on profit	(129)	(88)	(67)	(75)	(73)	(125)

Profit from continuing operations	276	229	190	158	174	268

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	276	229	190	158	174	268

Minority interests	59	42	40	27	44	66

Attributable profit to the Group	217	187	150	130	130	202

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA

US$ million

			Variation
	1H ’14	1H ’13	Amount	%
Income statement
Net interest income	3,014	2,612	402	15.4

Net fees	411	326	85	26.0
Gains (losses) on financial transactions	53	76	(23)	(30.7)
Other operating income *	65	(33)	98	—

Gross income	3,543	2,982	561	18.8

Operating expenses	(1,260)	(1,160)	(100)	8.6
General administrative expenses	(1,117)	(1,051)	(66)	6.3
Personnel	(634)	(610)	(24)	3.9
Other general administrative expenses	(483)	(441)	(42)	9.5
Depreciation and amortisation	(143)	(109)	(34)	31.2

Net operating income	2,283	1,822	461	25.3

Net loan-loss provisions	(1,399)	(794)	(604)	76.1
Other income	(7)	(38)	31	(80.9)

Profit before taxes	877	989	(112)	(11.4)

Tax on profit	(271)	(297)	26	(8.9)

Profit from continuing operations	606	692	(86)	(12.5)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	606	692	(86)	(12.5)

Minority interests	150	138	12	8.7

Attributable profit to the Group	456	554	(98)	(17.7)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA

US$ million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14
Income statement
Net interest income	1,275	1,337	1,402	1,415	1,478	1,536

Net fees	156	170	182	197	195	215
Gains (losses) on financial transactions	60	16	(14)	34	35	18
Other operating income *	(19)	(13)	0	12	20	45

Gross income	1,472	1,509	1,570	1,659	1,728	1,814

Operating expenses	(571)	(589)	(618)	(651)	(632)	(628)
General administrative expenses	(518)	(533)	(553)	(588)	(551)	(566)
Personnel	(297)	(313)	(311)	(307)	(310)	(324)
Other general administrative expenses	(221)	(220)	(242)	(282)	(241)	(242)
Depreciation and amortisation	(53)	(56)	(65)	(63)	(82)	(62)

Net operating income	901	920	952	1,007	1,096	1,186

Net loan-loss provisions	(333)	(462)	(563)	(651)	(754)	(645)
Other income	(14)	(24)	(38)	(37)	(3)	(4)

Profit before taxes	555	435	352	320	339	537

Tax on profit	(176)	(121)	(91)	(103)	(100)	(171)

Profit from continuing operations	378	313	260	216	239	367

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	378	313	260	216	239	367

Minority interests	81	57	55	38	60	90

Attributable profit to the Group	298	256	206	179	179	277

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Global Wholesale Banking

EUR million

			Variation
	1H ’14	1H ’13	Amount	%
Income statement
Net interest income	1,235	1,193	42	3.5

Net fees	712	693	19	2.8
Gains (losses) on financial transactions	520	523	(3)	(0.5)
Other operating income *	166	158	8	5.3

Gross income	2,633	2,567	66	2.6

Operating expenses	(886)	(890)	5	(0.5)
General administrative expenses	(785)	(796)	11	(1.4)
Personnel	(498)	(505)	7	(1.3)
Other general administrative expenses	(287)	(292)	5	(1.5)
Depreciation and amortisation	(100)	(94)	(7)	7.0

Net operating income	1,748	1,677	71	4.2

Net loan-loss provisions	(308)	(318)	11	(3.3)
Other income	(38)	(30)	(8)	27.2

Profit before taxes	1,402	1,328	73	5.5

Tax on profit	(383)	(373)	(11)	2.8

Profit from continuing operations	1,019	956	63	6.6

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,019	956	63	6.6

Minority interests	116	108	8	7.7

Attributable profit to the Group	902	848	54	6.4

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.14	30.06.13	Amount	%
Business volumes
Customer loans	79,191	96,918	(17,727)	(18.3)
Customer deposits	73,272	81,786	(8,514)	(10.4)

Global Wholesale Banking

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14
Income statement
Net interest income	609	584	532	636	579	656

Net fees	355	338	292	308	342	370
Gains (losses) on financial transactions	353	170	441	191	349	172
Other operating income *	54	105	42	79	29	138

Gross income	1,371	1,196	1,306	1,214	1,298	1,335

Operating expenses	(441)	(450)	(440)	(434)	(440)	(445)
General administrative expenses	(394)	(402)	(396)	(382)	(391)	(394)
Personnel	(256)	(249)	(244)	(245)	(247)	(251)
Other general administrative expenses	(138)	(153)	(152)	(138)	(144)	(143)
Depreciation and amortisation	(47)	(47)	(44)	(51)	(49)	(51)

Net operating income	930	747	866	780	858	890

Net loan-loss provisions	(165)	(154)	(473)	(161)	(108)	(200)
Other income	(17)	(13)	(15)	(25)	(19)	(19)

Profit before taxes	749	579	378	594	731	670

Tax on profit	(214)	(158)	(99)	(165)	(200)	(183)

Profit from continuing operations	535	421	279	429	531	488

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	535	421	279	429	531	488

Minority interests	57	51	44	45	57	60

Attributable profit to the Group	478	370	236	384	474	428

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14
Business volumes
Customer loans	90,824	96,918	88,842	85,390	79,645	79,191
Customer deposits	79,484	81,786	73,338	61,427	67,851	73,272

Global Wholesale Banking

Constant EUR million

			Variation
	1H ’14	1H ’13	Amount	%
Income statement
Net interest income	1,235	1,095	140	12.8

Net fees	712	648	64	9.9
Gains (losses) on financial transactions	520	492	28	5.8
Other operating income *	166	157	9	5.8

Gross income	2,633	2,392	242	10.1

Operating expenses	(886)	(839)	(46)	5.5
General administrative expenses	(785)	(752)	(34)	4.5
Personnel	(498)	(475)	(23)	4.8
Other general administrative expenses	(287)	(276)	(11)	4.0
Depreciation and amortisation	(100)	(88)	(12)	14.2

Net operating income	1,748	1,552	195	12.6

Net loan-loss provisions	(308)	(305)	(3)	0.9
Other income	(38)	(30)	(8)	27.0

Profit before taxes	1,402	1,217	185	15.2

Tax on profit	(383)	(338)	(45)	13.2

Profit from continuing operations	1,019	879	140	15.9

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,019	879	140	15.9

Minority interests	116	93	23	24.9

Attributable profit to the Group	902	786	117	14.9

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.14	30.06.13	Amount	%
Business volumes
Customer loans	79,191	96,289	(17,098)	(17.8)
Customer deposits	73,272	80,672	(7,400)	(9.2)

Global Wholesale Banking

Constant EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14
Income statement
Net interest income	558	537	511	614	584	651

Net fees	332	316	285	306	344	367
Gains (losses) on financial transactions	342	150	421	189	350	171
Other operating income *	53	104	42	80	29	138

Gross income	1,285	1,106	1,260	1,188	1,307	1,327

Operating expenses	(415)	(424)	(429)	(426)	(443)	(443)
General administrative expenses	(372)	(380)	(387)	(376)	(393)	(392)
Personnel	(241)	(235)	(239)	(241)	(249)	(249)
Other general administrative expenses	(131)	(145)	(148)	(135)	(145)	(143)
Depreciation and amortisation	(43)	(44)	(43)	(51)	(50)	(51)

Net operating income	870	682	831	762	864	884

Net loan-loss provisions	(163)	(142)	(466)	(158)	(108)	(200)
Other income	(17)	(13)	(15)	(27)	(19)	(19)

Profit before taxes	690	527	350	577	737	665

Tax on profit	(196)	(142)	(90)	(159)	(202)	(181)

Profit from continuing operations	494	385	260	418	535	483

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	494	385	260	418	535	483

Minority interests	49	44	41	44	58	59

Attributable profit to the Group	445	341	219	374	477	425

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14
Business volumes
Customer loans	86,890	96,289	88,943	86,930	80,710	79,191
Customer deposits	74,631	80,672	73,004	62,341	68,780	73,272

Private Banking, Asset Management and Insurance

EUR million

			Variation
	1H ’14	1H ’13	Amount	%
Income statement
Net interest income	227	250	(23)	(9.1)

Net fees	287	279	8	2.8
Gains (losses) on financial transactions	20	27	(7)	(27.2)
Other operating income *	180	199	(19)	(9.6)

Gross income	714	755	(41)	(5.5)

Operating expenses	(285)	(288)	3	(1.0)
General administrative expenses	(259)	(262)	4	(1.5)
Personnel	(168)	(169)	0	(0.2)
Other general administrative expenses	(90)	(94)	4	(3.8)
Depreciation and amortisation	(27)	(26)	(1)	3.9

Net operating income	429	467	(39)	(8.2)

Net loan-loss provisions	(14)	(24)	10	(41.3)
Other income	(3)	(2)	(2)	102.1

Profit before taxes	412	442	(30)	(6.8)

Tax on profit	(85)	(97)	12	(12.4)

Profit from continuing operations	326	344	(18)	(5.3)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	326	344	(18)	(5.3)

Minority interests	9	12	(2)	(19.4)

Attributable profit to the Group	317	333	(16)	(4.8)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Private Banking, Asset Management and Insurance

EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14
Income statement
Net interest income	126	124	123	125	118	109

Net fees	136	143	128	140	140	148
Gains (losses) on financial transactions	10	17	9	7	8	11
Other operating income *	100	99	91	53	84	96

Gross income	372	383	351	325	350	364

Operating expenses	(144)	(144)	(141)	(146)	(141)	(144)
General administrative expenses	(131)	(131)	(129)	(132)	(129)	(130)
Personnel	(85)	(83)	(83)	(76)	(83)	(86)
Other general administrative expenses	(46)	(48)	(45)	(56)	(46)	(44)
Depreciation and amortisation	(13)	(13)	(13)	(13)	(13)	(14)

Net operating income	228	239	210	180	209	220

Net loan-loss provisions	(7)	(17)	(17)	(10)	(26)	12
Other income	(0)	(1)	(4)	(14)	(2)	(1)

Profit before taxes	221	221	189	156	180	231

Tax on profit	(48)	(50)	(32)	(41)	(38)	(47)

Profit from continuing operations	173	172	157	115	142	184

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	173	172	157	115	142	184

Minority interests	5	7	6	4	5	4

Attributable profit to the Group	168	165	151	110	137	180

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Private Banking, Asset Management and Insurance

Constant EUR million

			Variation
	1H ’14	1H ’13	Amount	%
Income statement
Net interest income	227	240	(13)	(5.4)

Net fees	287	266	21	8.0
Gains (losses) on financial transactions	20	26	(6)	(23.3)
Other operating income *	180	184	(5)	(2.5)

Gross income	714	716	(3)	(0.3)

Operating expenses	(285)	(277)	(8)	2.9
General administrative expenses	(259)	(253)	(6)	2.3
Personnel	(168)	(161)	(7)	4.2
Other general administrative expenses	(90)	(91)	1	(1.1)
Depreciation and amortisation	(27)	(24)	(2)	9.3

Net operating income	429	439	(11)	(2.4)

Net loan-loss provisions	(14)	(24)	10	(41.2)
Other income	(3)	(1)	(2)	167.6

Profit before taxes	412	414	(3)	(0.7)

Tax on profit	(85)	(93)	8	(8.6)

Profit from continuing operations	326	321	5	1.7

Net profit from discontinued operations	—	—	—	—

Consolidated profit	326	321	5	1.7

Minority interests	9	10	(1)	(7.1)

Attributable profit to the Group	317	311	6	1.9

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Private Banking, Asset Management and Insurance

Constant EUR million

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14
Income statement
Net interest income	121	119	120	125	119	108

Net fees	130	136	125	139	140	147
Gains (losses) on financial transactions	10	16	8	7	8	11
Other operating income *	92	92	89	51	85	95

Gross income	353	363	343	321	352	362

Operating expenses	(139)	(138)	(139)	(145)	(142)	(143)
General administrative expenses	(127)	(126)	(126)	(132)	(129)	(129)
Personnel	(82)	(80)	(81)	(76)	(83)	(85)
Other general administrative expenses	(45)	(46)	(45)	(56)	(46)	(44)
Depreciation and amortisation	(12)	(12)	(12)	(13)	(13)	(14)

Net operating income	214	225	204	176	210	219

Net loan-loss provisions	(7)	(17)	(17)	(10)	(26)	12
Other income	(0)	(1)	(4)	(14)	(2)	(1)

Profit before taxes	207	207	184	153	182	230

Tax on profit	(46)	(47)	(32)	(41)	(38)	(47)

Profit from continuing operations	161	160	151	112	143	183

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	161	160	151	112	143	183

Minority interests	4	6	6	4	5	4

Attributable profit to the Group	157	154	146	108	138	179

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

NPL ratios

%

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14
Continental Europe	6.62	7.83	8.48	9.13	9.12	9.04

Spain	4.12	5.75	6.40	7.49	7.61	7.59
Portugal	6.88	7.41	7.86	8.12	8.26	8.16
Poland	7.39	8.08	7.75	7.84	7.35	7.42
Santander Consumer Finance	3.98	4.04	3.96	4.01	4.14	4.07

United Kingdom	2.03	2.01	1.98	1.98	1.88	1.91

Latin America	5.40	5.23	5.29	5.00	5.06	5.03

Brazil	6.90	6.49	6.12	5.64	5.74	5.78
Mexico	1.92	2.20	3.58	3.66	3.62	3.52
Chile	5.51	5.81	6.00	5.91	5.99	5.94

USA	3.01	2.96	3.04	3.09	2.88	2.93

Operating Areas	4.70	5.13	5.39	5.61	5.54	5.46

Total Group	4.75	5.15	5.40	5.61	5.52	5.45

Coverage ratio

%

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14
Continental Europe	71.0	63.3	61.1	57.3	58.0	58.3

Spain	50.3	43.1	45.0	44.0	44.6	44.9
Portugal	52.9	52.4	51.9	50.0	50.6	53.1
Poland	67.6	59.3	64.1	61.8	64.6	65.3
Santander Consumer Finance	108.7	106.9	109.2	105.3	105.1	105.2

United Kingdom	42.1	42.1	41.6	41.6	42.9	41.1

Latin America	87.4	86.1	83.6	85.4	86.1	86.3

Brazil	90.4	91.3	92.0	95.1	95.2	94.8
Mexico	157.1	142.7	99.0	97.5	98.6	96.6
Chile	53.9	49.9	49.7	51.1	50.7	51.7

USA	149.6	156.5	148.9	148.1	163.3	165.0

Operating Areas	75.0	69.6	67.2	64.6	66.0	66.4

Total Group	74.1	69.7	67.1	64.9	66.3	66.7

Cost of credit

%

	31.03.13	30.06.13	30.09.13	31.12.13	31.03.14	30.06.14
Continental Europe	3.13	2.33	1.71	1.23	1.21	1.14

Spain	1.23	1.26	1.36	1.36	1.37	1.31
Portugal	1.18	1.10	0.93	0.73	0.63	0.55
Poland	1.22	1.18	1.09	1.01	0.98	0.92
Santander Consumer Finance	1.26	1.15	1.13	0.96	0.89	0.87

United Kingdom	0.29	0.26	0.26	0.24	0.23	0.22

Latin America	5.07	4.87	4.73	4.53	4.24	3.95

Brazil	7.46	7.07	6.72	6.34	5.82	5.38
Mexico	2.46	2.73	3.27	3.47	3.59	3.58
Chile	1.95	2.00	1.96	1.92	1.82	1.76

USA	1.89	1.95	2.17	2.48	2.94	3.15

Operating Areas	2.49	2.15	1.85	1.65	1.61	1.55

Total Group	2.45	2.14	1.89	1.69	1.65	1.56

Spreads on loans and deposits

%

	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14
Retail Banking Spain
Loan spreads	2.21	2.26	2.33	2.43	2.39	2.36
Deposit spreads	0.16	0.28	0.15	0.20	0.45	0.47

TOTAL	2.37	2.54	2.48	2.63	2.84	2.83

Retail Banking Portugal
Loan spreads	2.44	2.44	2.44	2.42	2.44	2.39
Deposit spreads	(1.22)	(1.18)	(1.06)	(0.99)	(0.93)	(0.84)

TOTAL	1.22	1.26	1.38	1.43	1.51	1.55

Retail Banking Poland
Loan spreads	2.41	2.45	2.43	2.53	2.51	2.47
Deposit spreads	0.73	0.72	0.73	0.98	1.12	1.22

TOTAL	3.14	3.17	3.16	3.51	3.63	3.69

Santander Consumer Finance
Loan spreads	4.76	4.83	4.93	4.91	5.04	5.03
Retail Banking United Kingdom
Loan spreads	2.78	2.80	2.85	2.84	2.83	2.76
Deposit spreads	(1.25)	(1.17)	(1.00)	(0.86)	(0.82)	(0.70)

TOTAL	1.53	1.63	1.85	1.98	2.01	2.06

Retail Banking Brazil
Loan spreads	13.09	12.51	11.93	11.82	11.76	11.60
Deposit spreads	0.72	0.75	0.84	0.95	0.90	0.92

TOTAL	13.81	13.26	12.77	12.77	12.66	12.52

Retail Banking Mexico
Loan spreads	8.46	8.41	8.34	8.23	8.17	7.83
Deposit spreads	1.86	1.64	1.56	1.51	1.52	1.46

TOTAL	10.32	10.05	9.90	9.74	9.69	9.29

Retail Banking Chile
Loan spreads	4.31	4.27	4.01	3.98	3.98	4.00
Deposit spreads	2.39	2.47	2.42	2.31	2.35	2.37

TOTAL	6.70	6.74	6.43	6.29	6.33	6.37

Retail Banking USA
Loan spreads	2.51	2.52	2.52	2.49	2.44	2.57
Deposit spreads	0.34	0.33	0.57	0.41	0.73	0.65

TOTAL	2.85	2.85	3.09	2.90	3.17	3.22

Risk-weighted assets (1)

EUR million

	31.03.14	30.06.14
Continental Europe	209,031	207,629

Spain	110,691	109,401
Portugal	16,854	16,776
Poland	16,156	16,285
Santander Consumer Finance	49,289	49,420
Spain’s run-off real estate	10,913	10,834

United Kingdom	95,469	99,475

Latin America	144,534	151,654

Brazil	81,709	86,235
Mexico	24,010	25,841
Chile	25,229	26,013

USA	57,799	60,771

Operating Areas	506,833	519,529

Corporate Activities	36,271	39,365

Total Group	543,104	558,894

(1).-	Considering Spanish regulation homogeneous with European one regarding intangible assets

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: August 5, 2014	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President